As filed with the Securities and Exchange Commission on October 7, 2026

Registration No. 333-299108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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PRE-EFFECTIVE AMENDMENT NO. 1 TO

FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

__________________________________________

FIRST BANCORP
(Exact name of registrant as specified in its charter)

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North Carolina	6022	56-1421916
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
First Bancorp 205 SE Broad Street Southern Pines, North Carolina 28387 (910) 246-2500	Richard H. Moore Chief Executive Officer 205 SE Broad Street Southern Pines, North Carolina 28387 (910) 246-2500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address, including zip code, and telephone number, including area code, of agent for service)

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Copies to:

Robert A. Singer, Esq. Iain MacSween, Esq. Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. 2000 Renaissance Plaza 230 N. Elm Street Greensboro, North Carolina 27401 (336) 373-8850	Brittany M. McIntosh, Esq. Benjamin A. Barnhill, Esq. Nelson Mullins Riley & Scarborough, LLP 2 W. Washington Street, Suite 400 Greenville, South Carolina 29601 (864) 373-2326

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Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY — SUBJECT TO COMPLETION — DATED OCTOBER 7, 2026

Proxy Statement of First Carolina Bancshares Corporation	Prospectus of First Bancorp

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On July 13, 2026, First Bancorp, a North Carolina corporation, and First Carolina Bancshares Corporation, a South Carolina corporation (which we refer to as “First Carolina”), entered into an Agreement and Plan of Merger and Reorganization (which we refer to as the “merger agreement”) that provides for the combination of First Bancorp and First Carolina. Under the merger agreement (i) First Carolina will merge with and into First Bancorp (which we refer to as the “merger”), with First Bancorp continuing as the surviving corporation in the merger and (ii) immediately following the completion of the merger, Carolina Bank & Trust Co. (which we refer to as “Carolina Bank”), a South Carolina chartered bank and a wholly-owned subsidiary of First Carolina, will merge with and into First Bank, a North Carolina chartered bank and a wholly-owned subsidiary of First Bancorp (which we refer to as the “bank merger”), with First Bank being the surviving entity in the bank merger. First Bancorp will assume the assets and liabilities of First Carolina in the merger.

In the merger, each outstanding share of First Carolina’s common stock, $5.00 par value per share (which we refer to as “First Carolina common stock”), except for specified shares of First Carolina common stock owned by First Carolina or First Bancorp and shares of First Carolina common stock as to which dissenters’ rights have been perfected, will be converted into the right to receive (i) 14.5340 shares (which we refer to as the “exchange ratio”) of First Bancorp’s common stock, no par value per share (which we refer to as “First Bancorp common stock” and the “stock consideration”) and (ii) cash in the amount of $294.94, less any applicable withholding (which we refer to as the “cash consideration,” and collectively with the stock consideration, the “merger consideration”). The cash consideration, however, is subject to certain adjustments prior to closing based on First Carolina’s financial condition and other factors at closing, as described elsewhere in this proxy statement/prospectus.

First Bancorp will not issue any fractional shares of First Bancorp common stock in the merger. First Carolina shareholders who would otherwise be entitled to a fractional share of First Bancorp common stock upon the completion of the merger will instead be entitled to receive an amount in cash (rounded to the nearest cent) based on $62.75 per share of First Bancorp common stock.

Although the number of shares of First Bancorp common stock that First Carolina shareholders will be entitled to receive is fixed, the market value of the stock consideration will fluctuate with the market price of First Bancorp common stock and will not be known at the time First Carolina shareholders vote on the merger. Based on the $64.22 closing price of First Bancorp’s common stock on the NASDAQ Global Select Market (which we refer to as the “NASDAQ GSM”) on July 13, 2026, the last trading day before public announcement of the merger, the stock consideration represented approximately $933.37 in value, and together with the cash consideration of $294.94, the merger consideration represented approximately $1,228.31 in value for each share of First Carolina common stock. Based on the $59.74 closing price of First Bancorp’s common stock on the NASDAQ GSM on October 6, 2026, the latest practicable trading day before the printing of this proxy statement/prospectus, the stock consideration represented approximately $868.26, and together with the cash consideration of $294.94, the merger consideration represented approximately $1,163.20 in value for each share of First Carolina common stock.

Based on the 14.5340 exchange ratio and the number of shares of First Carolina common stock outstanding as of October 1, 2026, the maximum number of shares of First Bancorp common stock estimated to be issuable in the merger is 1,967,017. We urge you to obtain current market quotations for First Bancorp (trading symbol “FBNC”).

Notwithstanding the foregoing, the cash portion of the merger consideration is subject to adjustment based on First Carolina’s tangible common equity capital (as calculated pursuant to the merger agreement) as of the closing date: if such tangible common equity capital is less than $110.0 million, the cash consideration will be reduced, and if it exceeds

$125.0 million (and the closing occurs on or before January 1, 2027), the cash consideration will be increased, in each case by the amount of the shortfall or excess divided by the number of outstanding shares of First Carolina common stock, with no adjustment if tangible common equity capital is between $110.0 million and $125.0 million. In addition, if, on or before the closing date, certain employees of Carolina Bank do not enter into employment agreements with First Bank on the terms contemplated by the merger agreement, the cash consideration will be reduced by an amount equal to $1.5 million divided by the number of shares of First Carolina common stock outstanding immediately prior to the effective time. As of the date of this proxy statement/prospectus, the parties are not aware of any reason that such employees would not enter into such agreements.

First Carolina will hold a special meeting (which we refer to as the “special meeting”) of its shareholders in connection with the merger. At the special meeting, First Carolina shareholders will be asked to vote to approve the merger agreement and related matters as described in this proxy statement/prospectus. Under South Carolina law, approval of the merger agreement requires the affirmative vote of two-thirds of the outstanding shares of First Carolina common stock.

The special meeting will be held at 185 West Evans St., Florence, South Carolina 29501 on Tuesday, November 17, 2026 at 11:00 a.m. local time.

First Carolina’s board of directors unanimously recommends that First Carolina shareholders vote “FOR” the approval of the merger agreement and “FOR” the other matters to be considered at the special meeting.

This proxy statement/prospectus describes the special meeting of First Carolina, the merger, the issuance of shares of First Bancorp common stock representing the stock consideration (which we refer to as the “First Bancorp share issuance”), the documents related to the merger, the bank merger and other related matters. Please carefully read this entire proxy statement/prospectus, including “Risk Factors,” beginning on page 8, for a discussion of the risks relating to the proposed merger and the First Bancorp share issuance. You also can obtain information about First Bancorp from documents that First Bancorp has filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either First Bancorp or First Carolina, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is October 7, 2026, and it is first being mailed or otherwise delivered to the shareholders of First Carolina on or about October 14, 2026.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of First Carolina:

First Carolina will hold a special meeting of its shareholders at the corporate headquarters, located at 185 West Evans St., Florence, South Carolina 29501 on Tuesday, November 17, 2026, at 11:00 a.m. local time to consider and vote upon the following matters:

•        a proposal to approve the merger agreement, pursuant to which First Carolina will merge with and into First Bancorp, with First Bancorp as the surviving corporation, as more fully described in this proxy statement/prospectus (which we refer to as the “merger proposal”); and

•        a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal (which we refer to as the “adjournment proposal”).

We have fixed the close of business on October 7, 2026 as the record date for the special meeting (which we refer to as the “record date”). Only holders of record of First Carolina common stock on the record date are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting.

Our board of directors has unanimously adopted and approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of First Carolina and its shareholders, and unanimously recommends that First Carolina shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Your vote is very important. Whether or not you expect to attend the special meeting in person, please vote your shares as promptly as possible by mail using the provided self-addressed, stamped envelope. We cannot complete the merger unless First Carolina’s shareholders approve the merger proposal. Under South Carolina law, approval of the merger proposal requires the affirmative vote of at least two-thirds of the outstanding shares of First Carolina common stock. Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of First Carolina common stock present in person or represented by proxy at the special meeting and entitled to vote thereon.

Under Chapter 13 of the South Carolina Business Corporation Act of 1988, as amended (the “SCBCA”), holders of shares of First Carolina common stock who do not vote in favor of the merger proposal are entitled to assert dissenters’ rights and to obtain payment of the “fair value” of their shares of First Carolina common stock in connection with the merger, provided that they comply with the conditions established by Chapter 13 of the SCBCA. A copy of the relevant statutory provisions is attached as Annex B to this proxy statement/prospectus. If you wish to exercise your dissenters’ rights, you must strictly comply with the procedures set forth in Chapter 13 of the SCBCA. See the section entitled “The Merger — Dissenters’ Rights in the Merger” beginning on page 48 of this proxy statement/prospectus for additional information.

This proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger, the bank merger and other related matters. We urge you to read the proxy statement/prospectus, including any documents incorporated in the proxy statement/prospectus by reference, and its annexes carefully and in their entirety.

If you have any questions or need assistance in completing your proxy card, please contact First Carolina at 185 West Evans Street, Florence, South Carolina 29501, Attention: R.W. DeMaurice, III, Corporate Secretary; telephone: (843) 398-2912.

BY ORDER OF THE BOARD OF DIRECTORS,
Florence, South Carolina	Richard L. Beasley
October 7, 2026	Chairman, President and Chief Executive Officer

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about First Bancorp from documents filed with the Securities and Exchange Commission (which we refer to as the “SEC”) that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by First Bancorp at no cost from the SEC’s website at www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this proxy statement/prospectus, at no cost by contacting First Bancorp at the following address and telephone number:

First Bancorp
205 SE Broad Street

Southern Pines, North Carolina 28387

(910) 246-2500

First Carolina is not an SEC-reporting company and does not file documents with the SEC, and no documents relating to First Carolina are incorporated by reference into this proxy statement/prospectus. The financial and business information regarding First Carolina contained in this proxy statement/prospectus has been provided directly by First Carolina and is set forth herein. If you would like to request additional copies of this proxy statement/prospectus or the enclosed proxy card, or if you need assistance in submitting your proxy or voting your shares, you may contact First Carolina at the following address and telephone number:

First Carolina Bancshares Corporation

185 West Evans Street

Florence, South Carolina 29501

(843) 398-2912

Attention: R.W. DeMaurice, III, Corporate Secretary

You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the special meeting. Accordingly, First Carolina shareholders requesting documents must do so by November 9, 2026 in order to receive them before the special meeting.

You should rely only on the information contained in, or incorporated by reference into, this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated October 7, 2026, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to First Carolina shareholders nor the issuance by First Bancorp of shares of First Bancorp common stock in connection with the merger will create any implication to the contrary.

This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding First Carolina has been provided by First Carolina and information contained in this document regarding First Bancorp has been provided by First Bancorp.

See “Where You Can Find More Information” beginning on page 80 for more details.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a First Carolina shareholder, may have about the merger, the First Bancorp share issuance, the special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger or the special meeting. For details about where you can find additional important information, please see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 80.

Unless the context otherwise requires, references in this proxy statement/prospectus to “First Bancorp” refer to First Bancorp, a North Carolina corporation, and its affiliates; and references to “First Carolina” refer to First Carolina Bancshares Corporation, a South Carolina corporation, and its affiliates.

Q:     What is the merger?

A:     First Bancorp and First Carolina entered the merger agreement on July 13, 2026. The merger is the first step in a series of transactions to combine First Bancorp and First Carolina, and their respective subsidiary banks, First Bank and Carolina Bank. The combined bank will be the largest community bank headquartered in North Carolina with over $13.8 billion in total assets and 127 branches, including 27 branches in South Carolina.

Under the merger agreement:

•        First Carolina will merge with and into First Bancorp, with First Bancorp continuing as the surviving corporation (which we refer to as the “merger”); and

•        Immediately following the completion of the merger, Carolina Bank will merge with and into First Bank, with First Bank being the surviving entity in such merger (which we refer to as the “bank merger”).

A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

The merger cannot be completed unless, among other things, First Carolina shareholders approve the merger proposal.

Q:     Why am I receiving this proxy statement/prospectus?

A:     First Carolina has called the special meeting in order to approve the merger. We are delivering this document to you because it is a proxy statement being used by the First Carolina board of directors (which we refer to as the “First Carolina Board”) to solicit proxies from First Carolina shareholders in connection with approval of the merger and related matters. It also constitutes a notice of special meeting with respect to the special meeting. You are receiving this document because you have been identified as a holder of record of First Carolina common stock as of October 7, 2026, the record date for the special meeting, and are entitled to vote on the proposal to approve the merger and the transactions contemplated thereby.

In addition, this document is also a prospectus that is being delivered to First Carolina shareholders because First Bancorp is offering shares of its common stock to First Carolina shareholders in connection with the merger (which we refer to as the “First Bancorp share issuance”).

This proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares voted by proxy without attending the special meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:     In addition to the merger proposal, what else are First Carolina shareholders being asked to vote on?

A:     In addition to the merger proposal, First Carolina is soliciting proxies from its shareholders with respect to a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal. Completion of the merger is not conditioned upon approval of the adjournment proposal.

Q:     What will First Carolina shareholders be entitled to receive in the merger?

A:     If the merger is completed, each share of First Carolina common stock, except for certain shares of First Carolina common stock owned by First Carolina or First Bancorp and shares of First Carolina common stock as to which dissenters’ rights have been perfected, will be converted into the right for each First Carolina shareholder to receive (i) a number of shares of First Bancorp common stock equal to the 14.5340 exchange ratio and (ii) cash in the amount of $294.94, less any applicable withholding. The cash consideration, however, is subject to certain adjustments prior to closing based on First Carolina’s financial condition and other factors at closing, as described elsewhere in this proxy statement/prospectus.

First Bancorp will not issue any fractional shares of First Bancorp common stock in the merger. First Carolina shareholders who would otherwise be entitled to a fractional share of First Bancorp common stock upon the completion of the merger will instead be entitled to receive an amount in cash (rounded to the nearest cent) based on $62.75 per share of First Bancorp common stock.

Q:     Is the merger consideration subject to adjustment?

A:     Yes. The merger agreement contains a tangible common equity adjustment mechanism designed to ensure that the aggregate merger consideration reflects First Carolina’s financial condition at closing. Specifically, if First Carolina’s tangible common equity at closing is less than $110.0 million (the minimum) or greater than $125.0 million (the maximum), the cash consideration will be adjusted downward or upward, respectively, on a dollar-for-dollar basis for the shortfall below the minimum or the excess above the maximum, divided by the number of shares of First Carolina common stock outstanding immediately prior to the effective time of the merger (which we refer to as the “effective time”); provided that the upward adjustment for tangible common equity in excess of the maximum applies only if the closing occurs on or before January 1, 2027.

If First Carolina’s tangible common equity capital as of the closing date is greater than $125.0 million and the closing occurs on or before January 1, 2027, the cash consideration payable per share will be increased by an amount equal to that excess divided by the number of shares outstanding immediately prior to the effective time.

As of June 30, 2026, First Carolina’s tangible common equity capital as calculated pursuant to the merger agreement was $113.3 million, and, as of the date of this proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause First Carolina’s tangible common equity capital as of the closing date to be less than $110.0 million. The exchange ratio for the stock portion of the merger consideration will not be adjusted on account of tangible common equity capital. Tangible common equity capital is determined in accordance with GAAP and adjusted to exclude the Seller’s 2026 third-quarter cash dividend, unrealized securities gains and losses, and specified transaction expenses, as described in the merger agreement.

In addition, if, on or before the closing date, certain employees of Carolina Bank do not enter into employment agreements with First Bank on the terms contemplated by the merger agreement, the cash consideration will be reduced by an amount equal to $1.5 million divided by the number of shares of First Carolina common stock outstanding immediately prior to the effective time. As of the date of this proxy statement/prospectus, the parties are not aware of any reason that such employees would not enter into such agreements.

Q:     What will First Bancorp shareholders be entitled to receive in the merger?

A:     First Bancorp shareholders will not be entitled to receive any merger consideration and will continue to hold the shares of First Bancorp common stock that they held immediately prior to the completion of the merger.

Q:     How does the First Carolina Board recommend that I vote at the special meeting?

A:     The First Carolina Board unanimously recommends that you vote “FOR” the merger proposal and “FOR” the adjournment proposal.

Q:     When and where is the special meeting?

A:     The special meeting of shareholders of First Carolina will be held on Tuesday, November 17, 2026, at 11:00 a.m. local time, at 185 West Evans St., Florence, South Carolina 29501. Only holders of record of First Carolina common stock as of the close of business on October 7, 2026, the record date, will be entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

Q:     Who is soliciting my proxy?

A:     The First Carolina Board is soliciting your proxy in connection with the special meeting. Proxies may be solicited by directors, officers, and employees of First Carolina by mail, in person, by telephone, or by other means of communication. First Carolina will bear the cost of the solicitation of proxies from its shareholders. First Carolina has not engaged a separate proxy solicitation firm in connection with the special meeting.

Q:     What do I need to do now?

A:     After carefully reading and considering the information contained in this proxy statement/prospectus, please vote your shares as soon as possible so that your shares will be represented at the special meeting. If you are a holder of record, you may vote your shares by completing, signing, dating, and returning the enclosed proxy card in the postage-paid envelope provided, or by attending the special meeting and voting in person. Please submit your proxy promptly, whether or not you plan to attend the special meeting in person.

Q:     What constitutes a quorum for the special meeting?

A:     The presence, in person or by proxy, of the holders of a majority of the outstanding shares of First Carolina common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Shares represented at the special meeting, including shares that abstain, will be counted for purposes of determining whether a quorum is present. Although the majority of First Carolina common stock is held directly by registered holders, some shares are held in “street name” through banks, brokers, or other nominees. Broker non-votes, if any, will be counted for purposes of determining whether a quorum is present but will have the same effect as a vote “AGAINST” the merger proposal because approval requires the affirmative vote of at least two-thirds of all outstanding shares.

Q:     What is the vote required to approve each proposal at the special meeting?

A:     Merger Proposal:

•        Approval of the merger proposal requires the affirmative vote of at least two-thirds of the outstanding shares of First Carolina common stock entitled to vote at the special meeting. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the special meeting, or fail to instruct your bank or broker how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the merger proposal.

Adjournment Proposal:

•        Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of First Carolina common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. If you mark “ABSTAIN” on your proxy, it will have the same effect as a vote “AGAINST” the adjournment proposal. If you fail to submit a proxy or vote in person at the special meeting, or fail to instruct your bank or broker how to vote with respect to the adjournment proposal, it will have no effect on the outcome of such proposal.

Q:     Why is my vote important?

A:     If you do not vote, it will be more difficult for First Carolina to obtain the necessary quorum to hold the special meeting. In addition, your failure to submit a proxy or vote in person, or failure to instruct your bank, broker or other nominee how to vote, or abstention with respect to the merger proposal will have the same effect as a vote “AGAINST” approval of the merger agreement. The merger proposal must be approved by two-thirds of the outstanding shares of First Carolina common stock. The First Carolina Board unanimously recommends that First Carolina shareholders vote “FOR” the merger proposal.

Q:     If my shares of First Carolina common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?

A:     No. Your bank, broker or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker or other nominee how to vote your shares in accordance with the instructions you have received from your bank or broker. Please check the voting form used by your bank or broker.

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Q:     Can I attend the special meeting and vote my shares in person?

A:     Yes. All First Carolina shareholders, including shareholders of record and shareholders who hold their shares “in street name” through a bank or a broker, are invited to attend the special meeting. Holders of record of First Carolina common stock can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy card, executed in your favor, from the record holder of your shares, such as a bank or a broker, to be able to vote in person at your meeting. If you plan to attend the meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the special meeting. First Carolina reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without First Carolina’s express written consent.

Q:     Can I change my vote?

A:     Yes. If you are a holder of record of First Carolina common stock, you may change your vote or revoke any proxy at any time before it is voted by (i) delivering a written notice of revocation to the Corporate Secretary of First Carolina at its principal executive offices; (ii) delivering a duly executed proxy bearing a later date; or (iii) attending the special meeting and voting in person. Attendance at the special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by First Carolina after the vote will not affect the vote. First Carolina’s mailing address is: First Carolina Bancshares Corporation, 185 West Evans Street, Florence, South Carolina 29501, Attention: R.W. DeMaurice, III, Corporate Secretary.

If you hold your shares of First Carolina common stock in “street name” through a bank, broker or other nominee, you should contact your bank, broker or nominee for instructions on how to change or revoke your voting instructions.

Q:     Will First Carolina be required to submit the merger proposal to its shareholders even if the First Carolina Board has withdrawn, modified or qualified its recommendation?

A:     Yes. Unless the merger agreement is terminated before the special meeting, First Carolina is required to submit the merger proposal to its shareholders even if the First Carolina Board has withdrawn, modified or qualified its recommendation.

Q:     What are the U.S. federal income tax consequences of the merger to First Carolina shareholders?

A:     We expect that the exchange of shares of First Carolina common stock for First Bancorp common stock generally will be tax-free to you for federal income tax purposes. However, you will have to pay taxes at either capital gains or ordinary income rates, depending upon individual circumstances, on the cash consideration received in exchange for your shares of First Carolina common stock, including cash received in lieu of fractional shares of First Bancorp common stock. The obligations of First Carolina and First Bancorp to complete the merger are subject to, among other conditions described in this proxy statement/prospectus, the receipt by each of First Carolina and First Bancorp of the opinion of First Bancorp’s legal counsel or tax accounting firm to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”).

Holders of First Carolina common stock who receive cash as a result of exercising and perfecting their dissenters’ rights will recognize gain or loss for U.S. federal income tax purposes.

You should read the section of this proxy statement/prospectus entitled “U.S. Federal Income Tax Consequences of the Merger and Opinion of Tax Counsel” beginning on page 64 for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:     Is First Carolina’s common stock traded on a stock exchange?

A:     No. There is no established public trading market for First Carolina common stock, and First Carolina is not a reporting company under the Securities Exchange Act of 1934, as amended (which we refer to as the “Exchange Act”). First Carolina common stock is not listed or traded on any national securities exchange or quoted on any inter-dealer quotation system. Accordingly, it may be difficult for you to obtain current price quotations or comparable market-based valuation information for First Carolina common stock.

Q:     Do any of First Carolina’s directors or officers have interests in the merger that differ from mine?

A:     Yes. In considering the recommendation of the First Carolina Board, you should be aware that certain directors and executive officers of First Carolina have interests in the merger that are different from, or in addition to, the interests of First Carolina shareholders generally. These interests include, among others: (i) support agreements entered into by each director and certain officers of First Carolina pursuant to which they have agreed to vote their shares in favor of the merger and against alternative transactions; (ii) provisions in the merger agreement requiring First Bancorp to provide directors’ and officers’ indemnification and insurance coverage for a period of six years following the closing; (iii) executive salary continuation plans maintained by Carolina Bank for six participants, which include change-in-control provisions under which a participant who, following the merger, subsequently terminates employment, voluntarily or involuntarily, other than for cause will become entitled to the applicable change-in-control benefit described below; (iv) employment agreements entered into by certain executive officers with First Bancorp that will become effective upon closing; (v) the retention plan established pursuant to the merger agreement for the benefit of certain employees of First Carolina; and (vi) a conversion bonus pool contemplated by the merger agreement.

The First Carolina Board was aware of these interests and considered them, among other matters, in making its determination to approve the merger agreement and recommend that First Carolina shareholders vote in favor of the merger proposal. For a more detailed discussion of these interests, see the section entitled “The Merger — Interests of First Carolina’s Directors and Executive Officers in the Merger” beginning on page 45.

Q:     Are First Carolina shareholders entitled to dissenters’ rights?

A:     Yes. Under Chapter 13 of the SCBCA, holders of First Carolina common stock who do not vote in favor of the merger proposal are entitled to exercise dissenters’ rights and, if the merger is completed, to receive payment of the “fair value” of their shares as determined in accordance with the SCBCA. To preserve your dissenters’ rights, you must deliver to First Carolina, before the vote on the merger proposal is taken at the special meeting, a written notice of your intent to demand payment for your shares if the merger is effected, and you must not vote your shares in favor of the merger proposal. Thereafter, you must comply with the additional procedural requirements of Chapter 13 of the SCBCA, which are summarized in the section entitled “Dissenters’ Rights in the Merger” beginning on page 48. Please also see Annex B for the text of the applicable provisions of the SCBCA as in effect with respect to dissenters’ rights in connection with the merger.

Q:     If I am a First Carolina shareholder, should I send in my First Carolina stock certificates now?

A:     No. Please do not send in your First Carolina stock certificates with your proxy. After the merger, an exchange agent will send you instructions for exchanging First Carolina stock certificates for the merger consideration. You should retain your stock certificates until you receive those instructions. See “The Merger Agreement — Surrender of Certificates” beginning on page 58.

Q:     What should I do if I hold my shares of First Carolina common stock in book-entry form?

A:     You are not required to take any special additional actions if your shares of First Carolina common stock are held in book-entry form. After the completion of the merger, shares of First Carolina common stock held in book-entry form will automatically be exchanged for shares of First Bancorp common stock in book-entry form, and cash to be paid as part of the cash consideration and in exchange for fractional shares, if any.

Q:     Whom may I contact if I cannot locate my First Carolina stock certificate(s)?

A:     If you are unable to locate your original First Carolina common stock certificate(s), you should contact R.W. DeMaurice, III, Corporate Secretary, at (843) 398-2912.

Q:     What should I do if I receive more than one set of voting materials?

A:     You may receive more than one set of voting materials, including more than one proxy card, if you hold shares of First Carolina common stock that are registered in more than one name or in more than one account. Please complete, sign, date, and return each proxy card you receive to ensure that all of your shares are voted.

Q:     When do you expect to complete the merger?

A:     We currently expect to complete the merger in the first quarter of 2027. However, we cannot assure you of when or if the merger will be completed. First Carolina must obtain the approval of its shareholders for the merger proposal, and the parties must obtain necessary regulatory approvals and satisfy certain other customary closing conditions.

Q:     What happens if the merger is not completed?

A:     If the merger is not completed, First Carolina shareholders will not receive any consideration for their shares in connection with the merger. Instead, First Carolina will remain an independent company. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by First Carolina. For a more detailed discussion of the circumstances under which a termination fee will be required to be paid, please see the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination and Conditions of Closing” beginning on page 56.

Q:     What are the conditions to completion of the merger?

A:     The completion of the merger is subject to a number of conditions, including, among others: (i) approval of the merger agreement by the holders of at least two-thirds of the outstanding shares of First Carolina common stock; (ii) the receipt of all required regulatory approvals, including approvals from the Board of Governors of the Federal Reserve System (which we refer to as the “Federal Reserve Board”), the Office of the Commissioner of Banks of the State of North Carolina (which we refer to as the “NC Commissioner”), and the South Carolina State Board of Financial Institutions (which we refer to as the “SCBFI”), and the expiration of all applicable waiting periods; (iii) the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and the absence of any stop order or proceeding threatening a stop order; (iv) the receipt by each party of a tax opinion from First Bancorp’s legal counsel or tax accounting firm, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; and (v) other customary closing conditions, including the accuracy of representations and warranties, compliance with covenants, and the absence of any material adverse effect on either party.

Q:     Whom should I call with questions?

A:     If you have questions about the merger or the special meeting, need additional copies of this proxy statement/prospectus, or need assistance in submitting your proxy or voting your shares, please contact First Carolina Bancshares Corporation at 185 West Evans Street, Florence, South Carolina 29501, Attention: R.W. DeMaurice, III, Corporate Secretary; telephone: (843) 398-2912.

You may also contact First Bancorp’s investor relations department at First Bancorp, Third Floor, 101 N. Spring Street, Greensboro, North Carolina 27401, Attention: Investor Relations; or by email at InvestorRelations@localfirstbank.com.

Q:     Where can I find more information?

A:     First Bancorp files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may obtain copies of these documents free of charge from the SEC’s website at www.sec.gov. You may also obtain copies of documents filed by First Bancorp with the SEC, and additional information about First Bancorp, by contacting First Bancorp’s investor relations department at the address or telephone number listed above. Additional information about First Carolina may be obtained by contacting First Carolina at the address or telephone number listed above. You are urged to read this proxy statement/prospectus carefully in its entirety, including the annexes and the documents incorporated by reference herein, before making any voting or investment decision.

SUMMARY

This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the merger and the merger agreement, and for a more complete description of the legal terms of the merger, you should read carefully this entire document, including the annexes and the documents referred to or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 80. The merger agreement is attached to this proxy statement/prospectus as Annex A. We encourage you to read the merger agreement in its entirety.

Information About the Companies (pages 22-24)

First Bancorp

First Bancorp is the fourth largest bank holding company headquartered in North Carolina. At June 30, 2026, First Bancorp had total consolidated assets of approximately $13.0 billion, total loans of approximately $9.0 billion, total deposits of approximately $11.1 billion, and shareholders’ equity of approximately $1.7 billion. First Bancorp’s principal activity is the ownership and operation of First Bank, a state-chartered bank with its main office in Southern Pines, North Carolina.

First Bank was organized in 1934 and began banking operations in 1935 as the Bank of Montgomery, named for the county in which it operated. Until 2013, First Bank’s main office was in Troy, North Carolina. In September 2013, First Bancorp and First Bank moved their main offices approximately 45 miles to Southern Pines, North Carolina, in Moore County. First Bank’s branches and facilities are located in small- to medium-sized communities and in larger metropolitan areas with economies based primarily on a variety of industries, including services and manufacturing. The bank’s branch footprint includes larger North Carolina cities, including Charlotte, Raleigh (Triangle region), Greensboro/Winston-Salem/High Point (Triad region), Asheville and Wilmington, and larger South Carolina cities including Greenville, Columbia and Charleston. Of the bank’s 113 branches, 100 branches are in North Carolina and 13 branches are in South Carolina. Ranked by assets, First Bank was the fourth largest bank headquartered in North Carolina as of June 30, 2026.

First Bank has two wholly owned subsidiaries, Magnolia Financial, Inc. (“Magnolia Financial”) and First Troy SPE, LLC (“First Troy”). Magnolia Financial is a business financing company that offers accounts receivable financing and factoring, inventory financing, and purchase order financing throughout the southeastern United States. First Troy is a holding company for foreclosed properties.

First Bancorp’s common stock trades on the NASDAQ GSM under the ticker symbol “FBNC”.

First Bancorp and First Bank’s principal executive offices are located at 205 SE Broad Street, Southern Pines, North Carolina, 28387, and their telephone number is (910) 246-2500. First Bank’s website is located at www.localfirstbank.com. Information on First Bank’s website is not incorporated into this document by reference and is not a part hereof.

Additional information about First Bancorp and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the sections of this proxy statement/prospectus entitled “Information About First Bancorp” beginning on page 22 and “Where You Can Find More Information” beginning on page 80.

First Carolina

First Carolina Bancshares Corporation is a South Carolina corporation, incorporated on March 1, 1984, that operates as a privately held bank holding company headquartered in Florence, South Carolina. Its sole subsidiary, Carolina Bank & Trust Co., is a South Carolina state-chartered bank headquartered in Lamar, South Carolina, originally chartered on March 3, 1936, that conducts business through 14 banking offices located in Chesterfield, Darlington, Florence, Horry, Marion, and Marlboro Counties, in the Pee Dee region of South Carolina and the North Myrtle Beach market.

As of June 30, 2026, First Carolina had consolidated total assets of approximately $843.3 million, total loans of approximately $606.1 million, total deposits of approximately $727.4 million and total shareholders’ equity of approximately $110.3 million.

As of October 1, 2026, there were 135,339 shares of First Carolina common stock issued and outstanding, held by approximately 87 holders of record.

There is no established public trading market for First Carolina common stock, and it is not listed or quoted on any securities exchange or quotation system.

First Carolina and Carolina Bank’s principal executive offices are located at 185 West Evans Street, Florence, South Carolina 29501, and their telephone number is (843) 398-2912. Carolina Bank’s website is located at www.carolinabank.net. Information on Carolina Bank’s website is not incorporated into this document by reference and is not a part hereof.

Additional information about First Carolina and its subsidiaries may be obtained by contacting First Carolina at the address or telephone number listed above. See the sections of this proxy statement/prospectus entitled “Information About First Carolina” beginning on page 23 and “Where You Can Find More Information” beginning on page 80.

In the Merger, First Carolina Shareholders will be Entitled to Receive a Cash Payment and Shares of First Bancorp Common Stock (page 53)

First Bancorp and First Carolina are proposing a strategic merger. If the merger is completed, First Carolina shareholders will be entitled to receive (i) cash consideration of $294.94 and (ii) stock consideration of 14.5340 shares of First Bancorp common stock for each share of First Carolina common stock they hold immediately prior to the merger. The cash consideration, however, is subject to certain adjustments prior to closing based on First Carolina’s financial condition and other factors at closing, as described elsewhere in this proxy statement/prospectus.

First Bancorp will not issue any fractional shares of First Bancorp common stock in the merger. First Carolina shareholders who would otherwise be entitled to a fraction of a share of First Bancorp common stock upon the completion of the merger will instead be entitled to receive an amount in cash, rounded to the nearest whole cent, determined by multiplying the fraction of a share (rounded to the nearest thousandth when expressed as a decimal form) of First Bancorp common stock to which the holder would otherwise be entitled by $62.75.

First Bancorp common stock is listed on the NASDAQ GSM under the symbol “FBNC.” First Carolina common stock is not listed or quoted on any securities exchange or quotation system. The following table shows the closing sale prices of First Bancorp common stock as reported on the NASDAQ GSM on July 13, 2026, the last full trading day before the public announcement of the merger agreement, and on October 6, 2026, the last practicable trading day before the printing of this proxy statement/prospectus. This table also shows the implied value of the merger consideration payable for each share of First Carolina common stock, which was calculated using the fixed cash consideration of $294.94 and by multiplying the closing price of First Bancorp common stock on those dates by the exchange ratio of 14.5340.

	First Bancorp Common Stock	Implied Value of One Share of First Carolina Stock
July 13, 2026	$64.22	$1,228.31
October 6, 2026	$59.74	$1,163.20

The merger agreement governs the merger. The merger agreement is included in this proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.

Potential Adjustment of Merger Consideration (page 53)

The cash portion of the merger consideration is subject to adjustment based on First Carolina’s tangible common equity capital at closing. If First Carolina’s tangible common equity capital (as calculated pursuant to the merger agreement) as of the closing date is less than $110.0 million (which we refer to as the “tangible common equity capital target minimum”), then the cash consideration payable per share of First Carolina common stock will be reduced by an amount equal to the shortfall between the target minimum and First Carolina’s tangible common equity capital at closing, divided by the number of shares of First Carolina common stock issued and outstanding immediately prior to the effective time. Conversely, if First Carolina’s tangible common equity capital as of the closing date exceeds

$125.0 million (which we refer to as the “tangible common equity capital target maximum”) and the closing occurs on or before January 1, 2027, the cash consideration payable per share will be increased by an amount equal to that excess, divided by the number of shares outstanding immediately prior to the effective time.

As of June 30, 2026, First Carolina’s tangible common equity capital as calculated pursuant to the merger agreement was $113.3 million, and, as of the date of this proxy statement/prospectus, the parties are not aware of any existing facts or circumstances that would cause First Carolina’s tangible common equity capital as of the closing date to be less than the tangible common equity capital target minimum.

In addition, if, on or before the closing date, certain employees of Carolina Bank do not enter into employment agreements with First Bank on the terms contemplated by the merger agreement, the cash consideration will be reduced by an amount equal to $1.5 million divided by the number of shares of First Carolina common stock outstanding immediately prior to the effective time. As of the date of this proxy statement/prospectus, the parties are not aware of any reason that such employees would not enter into such agreements.

First Carolina Will Hold the First Carolina Special Meeting on Tuesday, November 17, 2026 (page 18)

The special meeting will be held on Tuesday, November 17, 2026 at 11:00 a.m. local time, at 185 West Evans St., Florence, South Carolina 29501. At the special meeting, First Carolina shareholders will be asked to approve the merger proposal and approve the adjournment proposal.

Only holders of record of First Carolina common stock at the close of business on October 7, 2026, the record date, will be entitled to vote at the special meeting. Each share of First Carolina common stock is entitled to one vote on each proposal to be considered at the special meeting. As of the record date, there were 135,339 shares of First Carolina common stock entitled to vote at the special meeting.

As of the record date, the directors and executive officers of First Carolina and their affiliates beneficially owned and were entitled to vote approximately 36,022 shares of First Carolina common stock, representing approximately 26.6% of the shares of First Carolina common stock outstanding on that date.

Each of the directors and executive officers of First Carolina has entered into separate support agreements with First Bancorp, solely in his or her capacity as a First Carolina shareholder, pursuant to which they have agreed to vote their shares, representing approximately 40.0% of the outstanding shares of First Carolina common stock as of the date of the merger agreement, in favor of the merger proposal and against alternative transactions.

To approve the merger proposal, at least two-thirds of the outstanding shares of First Carolina common stock must be voted in favor of such proposal. If you mark “ABSTAIN” on your proxy, fail to submit a proxy or vote in person at the special meeting, or fail to instruct your bank, broker or other nominee how to vote with respect to the merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

The First Carolina Board Unanimously Recommends that First Carolina Shareholders Vote “FOR” the Merger Proposal and the Other Proposals Presented at the First Carolina Special Meeting (page 18)

The First Carolina Board has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of First Carolina and its shareholders and has unanimously approved the merger agreement. The First Carolina Board unanimously recommends that First Carolina shareholders vote “FOR” the merger proposal and “FOR” the other proposals presented at the special meeting. For the factors considered by the First Carolina Board in reaching its decision to approve the merger agreement, see the section of this proxy statement/prospectus entitled “The Merger — First Carolina’s Reasons for the Merger; Recommendation of the First Carolina Board” beginning on page 32.

Interests of First Carolina’s Directors and Executive Officers in the Merger (page 45)

In considering the recommendation of the First Carolina Board, you should be aware that certain directors and executive officers of First Carolina have interests in the merger that are in addition to, or different from, the interests of First Carolina shareholders generally. The First Carolina Board was aware of and considered these interests when it adopted the merger agreement and recommended its approval by First Carolina shareholders.

These interests include, but are not limited to, the following:

•        Support Agreements.    Directors, officers and certain shareholders of First Carolina holding approximately 40.0% of the outstanding shares of First Carolina common stock have entered into support agreements with First Bancorp pursuant to which they have agreed to vote their shares in favor of approval of the merger agreement.

•        Indemnification and Insurance.    First Bancorp has agreed to indemnify and hold harmless the current and former directors and officers of First Carolina and its subsidiaries against losses arising out of actions or omissions in their capacities as directors or officers occurring at or prior to the effective time of the merger. First Bancorp has also agreed to purchase a six-year “tail” policy under First Carolina’s existing directors’ and officers’ liability insurance policy.

•        Employment Agreements and Salary Continuation Plans.    Certain executive officers of First Carolina are parties to employment agreements with First Bancorp that will become effective upon closing of the merger. In addition, six participants are covered by Executive Salary Continuation Plans maintained by Carolina Bank, which include change-in-control provisions under which a participant who, following the merger, subsequently terminates employment, voluntarily or involuntarily, other than for cause will become entitled to the applicable change-in-control benefit described below.

•        Certain Lease Arrangements.    Carolina Bank leases certain banking offices from entities affiliated with R.W. DeMaurice, III, a director and executive officer of First Carolina, including office locations in Florence and Darlington Counties.

•        Non-Competition and Non-Disclosure Agreements.    Certain directors of First Carolina have entered into non-competition and non-disclosure agreements with First Bancorp in exchange for separate consideration.

•        Retention Plan and Conversion Bonus Pool.    First Carolina may establish a Retention Plan for certain employees, subject to First Bancorp’s approval. In addition, First Bancorp will establish a conversion bonus pool payable to non-director employees of Carolina Bank who remain employed 120 days after the effective time of the merger.

•        Service Credit.    First Bancorp has agreed to provide employees of First Carolina and its subsidiaries who become employees of First Bancorp or its subsidiaries with credit for their years of service with First Carolina for purposes of eligibility and vesting under certain employee benefit plans maintained by First Bancorp.

For a more complete description of these interests, see the section entitled “The Merger — Interests of First Carolina’s Directors and Executive Officers in the Merger” beginning on page 45 of this proxy statement/prospectus.

Opinion of First Carolina’s Financial Advisor (page 35 and Annex C)

At a meeting of the First Carolina Board held on July 13, 2026, representatives of Piper Sandler & Co. (which we refer to as “Piper Sandler”) rendered Piper Sandler’s opinion, as of such date, that, based upon and subject to the qualifications, assumptions and other matters set forth in its written opinion, the right to receive the cash consideration of $294.94 and the stock consideration of 14.5340 shares of First Bancorp common stock (which we refer to as the “merger consideration”) for each share of First Carolina common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to the holders of First Carolina common stock (other than extinguished shares and shares of First Carolina common stock as to which dissenters’ rights have been perfected). The full text of the written opinion of Piper Sandler, dated July 13, 2026, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex C to this proxy statement/prospectus. Piper Sandler provided its opinion for the information and assistance of the First Carolina Board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the merger consideration to be received by the holders of the First Carolina common stock (other than extinguished shares and shares of First Carolina common stock as to which dissenters’ rights have been perfected) in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Piper Sandler did not address any other term or aspect of the merger agreement or the merger contemplated thereby. The Piper Sandler opinion does not constitute a recommendation to the First Carolina Board or any holder of First Carolina common stock as to how the First Carolina Board, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter. For a further discussion of Piper Sandler’s opinion, see the section of this proxy statement/prospectus entitled “The Merger — Opinion of First Carolina’s Financial Advisor” beginning on page 35.

U.S. Federal Income Tax Consequences of the Merger (page 64)

We expect that the exchange of shares of First Carolina common stock for First Bancorp common stock generally will be tax-free to you for federal income tax purposes. However, you will have to pay taxes at either capital gains or ordinary income rates, depending upon individual circumstances, on the cash consideration received in exchange for your shares of First Carolina common stock, including cash received in lieu of fractional shares of First Bancorp common stock. The obligations of First Carolina and First Bancorp to complete the merger are subject to, among other conditions described in this proxy statement/prospectus, the receipt by each of First Carolina and First Bancorp of the opinion of First Bancorp’s legal counsel or tax accounting firm to the effect that the merger will be treated as a “reorganization” within the meaning of Section 368(a) of the Code.

Holders of First Carolina common stock who receive cash as a result of exercising and perfecting their dissenters’ rights will recognize gain or loss for U.S. federal income tax purposes.

You should read the section of this proxy statement/prospectus entitled “U.S. Federal Income Tax Consequences of the Merger and Opinion of Tax Counsel” beginning on page 64 for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

First Carolina Shareholders Have Dissenters’ Rights (see page 48)

Under Chapter 13 of the SCBCA, holders of First Carolina common stock who do not vote in favor of the merger and who comply with the requirements of Chapter 13 are entitled to exercise dissenters’ rights. If the merger is completed, dissenting shareholders who have properly complied with the statutory procedures set forth in Chapter 13 of the SCBCA will be entitled to receive the fair value of their shares. The merger agreement provides that, immediately before the closing, no more than 10% of the outstanding shares of First Carolina common stock may be held by persons who have exercised, or are then entitled to exercise, dissenters’ rights. If this threshold is exceeded, First Bancorp will not be required to complete the merger (though First Bancorp may waive this condition).

For a more detailed discussion of dissenters’ rights, see the section entitled “Dissenters’ Rights in the Merger” beginning on page 48 and the full text of Chapter 13 of the SCBCA attached hereto as Annex B.

Conditions that Must Be Satisfied or Waived for the Merger To Occur (page 56)

Currently, First Carolina and First Bancorp expect to complete the merger in the first quarter of 2027. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include (i) approval of the merger agreement by First Carolina’s shareholders, (ii) authorization for listing on the NASDAQ GSM of the shares of First Bancorp common stock to be issued in the merger, (iii) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System, the North Carolina Commissioner of Banks, and the South Carolina Board of Financial Institutions, (iv) effectiveness of the registration statement of which this proxy statement/prospectus is a part, (v) the absence of any order, injunction or other legal restraint preventing the completion of the merger or making the completion of the merger illegal, (vi) subject to the materiality standards provided in the merger agreement, obtaining any and all consents required pursuant to any applicable contracts or permits, as necessary, (vii) subject to the materiality standards provided in the merger agreement, the accuracy of the representations and warranties of First Bancorp and First Carolina in the merger agreement, (viii) performance in all material respects by each of First Bancorp and First Carolina of its obligations under the merger agreement, (ix) immediately prior to the closing, not more than 10% of the shares of First Carolina common stock will be held by shareholders who have exercised, or are then entitled to exercise, dissenters’ rights, and (x) receipt by each of First Bancorp and First Carolina of an opinion from First Bancorp’s legal counsel or tax accounting firm as to certain tax matters.

Neither First Carolina nor First Bancorp can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 56)

The merger agreement can be terminated at any time prior to completion of the merger in the following circumstances:

•        by mutual written agreement of First Bancorp and First Carolina;

•        by either party, in the event of a breach by the other party of any representation or warranty contained in the merger agreement which breach cannot be or has not been cured within 30 days after the giving of written notice of the breach and which breach is reasonably likely, in the opinion of the non-breaching party, to entitle such party to refuse to consummate the merger under the applicable closing conditions set forth in the merger agreement; provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

•        by either party, if any required regulatory approval has been denied by final, non-appealable action of such authority, or if any action taken by such authority is not appealed within the time limit for appeal, or any regulatory authority whose approval is required for the consummation of the merger requests or directs First Bancorp or First Carolina in writing to withdraw its application for approval of the merger, any law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the merger shall have become final and non-appealable, or the approval of the First Carolina shareholders of the merger agreement is not obtained at the special meeting of First Carolina shareholders;

•        by either party, if the merger has not occurred by June 30, 2027; provided, that the failure to consummate the merger is not caused by a breach of the merger agreement by the terminating party;

•        by First Bancorp, if: (A) the First Carolina Board fails to recommend to First Carolina’s shareholders that they approve the merger agreement; (B) the First Carolina Board has approved, recommended, or proposed publicly to approve or recommend, an acquisition proposal by an entity other than First Bancorp; (C) the First Carolina Board fails to reaffirm its recommendation that First Carolina’s shareholders approve the merger agreement following public announcement of an acquisition proposal by an entity other than First Bancorp and within ten business days of First Bancorp’s request that it reaffirm such recommendation; or (D) First Carolina fails to comply in all material respects with its non-solicitation and shareholder meeting obligations under the merger agreement; provided, that First Bancorp is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement; or

•        by First Carolina, prior to approval of the merger agreement by First Carolina’s shareholders, in order to accept an acquisition proposal from a third party involving the acquisition of a majority of the outstanding equity interests in, or all or substantially all of the assets and liabilities of First Carolina with respect to which the First Carolina Board has determined in good faith that such proposal, if accepted, is reasonably likely to be consummated on a timely basis, and that such proposal is more favorable to First Carolina’s shareholders than the merger with First Bancorp; provided First Carolina has complied in all material respects with its non-solicitation and shareholder meeting obligations under the merger agreement.

Termination Fee (page 56)

If the merger agreement is terminated under certain circumstances, including circumstances involving alternative acquisition proposals with respect to First Carolina, or changes in the recommendation of the First Carolina Board, First Carolina may be required to pay to First Bancorp a termination fee equal to $6.4 million (which we refer to as the “termination fee”). The termination fee could discourage other companies from seeking to acquire or merge with First Carolina.

Regulatory Approvals Required for the Merger (page 51)

Subject to the terms of the merger agreement, First Carolina and First Bancorp have agreed to cooperate with each other and use their commercially reasonable efforts to promptly obtain all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include approvals from, among others, the Federal Reserve Board, the NC Commissioner, and the SCBFI.

There can be no assurance, however, that all of the necessary approvals will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. Subject to the foregoing, management of First Bancorp and First Carolina anticipate that the merger will become effective in the first quarter of 2027.

The Rights of First Carolina Shareholders Will Change as a Result of the Merger (page 69)

The rights of First Carolina shareholders will change as a result of the merger due to differences in First Bancorp’s and First Carolina’s governing documents. The rights of First Carolina shareholders are governed by First Carolina’s articles of incorporation and bylaws. Upon the completion of the merger, First Carolina shareholders will become shareholders of First Bancorp, as the surviving entity in the merger, and the rights of First Carolina shareholders will therefore be governed by First Bancorp’s articles of incorporation and bylaws.

See “Comparison of Shareholders’ Rights” for a description of the material differences in shareholders’ rights under each of the First Bancorp and First Carolina governing documents.

Risk Factors (page 8)

You should consider all the information contained in or incorporated by reference into this proxy statement/prospectus in deciding how to vote for the proposals presented in this proxy statement/prospectus. In particular, you should consider the factors described under “Risk Factors” beginning on page 8.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the section “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 15 you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this proxy statement/prospectus. You should also consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 80.

Risks Relating to the Merger and the Merger Consideration

Because the market price of First Bancorp common stock will fluctuate, First Carolina shareholders cannot be certain of the market value of the merger consideration they will be entitled to receive.

If the merger is completed, each share of First Carolina common stock, except for certain shares of First Carolina common stock owned by First Carolina or First Bancorp and shares of First Carolina common stock as to which dissenters’ rights have been perfected, will be converted into the right for each First Carolina shareholder to receive (i) cash consideration of $294.94, subject to certain adjustments prior to closing based on First Carolina’s financial condition and other factors at closing, and (ii) stock consideration of 14.5340 shares of First Bancorp common stock, which we collectively refer to as the “merger consideration.” The market value of the merger consideration will vary from the closing price of First Bancorp common stock on the date First Bancorp and First Carolina announced the merger, on the date that this proxy statement/prospectus is mailed to First Carolina shareholders, on the date of the special meeting and on the date the merger is completed and thereafter. Any change in the market price of First Bancorp common stock prior to the completion of the merger will affect the market value of the merger consideration that First Carolina shareholders will be entitled to receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of shares of First Bancorp common stock. Stock price changes may result from a variety of factors that are beyond the control of First Bancorp, including, but not limited to, general market and economic conditions, changes in our business, operations and prospects and regulatory considerations. Therefore, at the time of the special meeting you will not know the precise market value of the stock consideration you will be entitled to receive at the effective time. You should obtain current market quotations for shares of First Bancorp common stock.

The cash portion of the merger consideration is subject to a potential adjustment based on First Carolina’s tangible common equity capital at closing and whether or not certain employees of Carolina Bank have entered into agreements with First Bank, and First Carolina shareholders will not know the final amount of the cash consideration when they vote on the merger agreement.

Under the merger agreement, the $294.94 cash consideration is subject to adjustment based on First Carolina’s tangible common equity capital (as calculated pursuant to the merger agreement) as of the closing date. If First Carolina’s tangible common equity at closing is less than $110.0 million (the minimum) or greater than $125.0 million (the maximum), the cash consideration will be adjusted downward or upward, respectively, on a dollar-for-dollar basis for the shortfall below the minimum or the excess above the maximum, divided by the number of shares of First Carolina common stock outstanding at the effective time of the merger; provided that the upward adjustment for tangible common equity in excess of the maximum applies only if the closing occurs on or before January 1, 2027. Tangible common equity capital is measured as of the closing date and is determined in accordance with GAAP, subject to specified adjustments described in the merger agreement, and therefore will depend on First Carolina’s financial condition and results of operations, unrealized securities gains and losses, transaction expenses, and other factors that will not be known until shortly before closing, many of which are beyond the parties’ control. In addition, if, on or before the closing date, certain employees of Carolina Bank do not enter into employment agreements with First Bank on the terms contemplated by the merger agreement, the cash consideration will be reduced by an amount equal to $1.5 million divided by the number of shares of First Carolina common stock outstanding immediately prior to the effective time. As a result, at the time First Carolina shareholders vote on the merger agreement, they will not know the exact amount of the cash consideration they will receive, and that amount may be less than $294.94 per share.

The exchange ratio for the stock portion of the merger consideration (14.5340 shares of First Bancorp common stock per share of First Carolina common stock) will not be adjusted on account of tangible common equity capital. In addition, because the number of shares of First Bancorp common stock to be issued per share is fixed, the market value of the stock portion of the merger consideration will fluctuate with the market price of First Bancorp common stock and also will not be known at the time First Carolina shareholders vote.

By approving the merger agreement, First Carolina shareholders will be approving the merger consideration as it may be adjusted in accordance with the terms of the merger agreement, and First Carolina will not be required to resolicit proxies from, or obtain any further vote or approval of, First Carolina shareholders if such an adjustment occurs. First Carolina shareholders should obtain current market quotations for shares of First Bancorp common stock before voting.

The market price of First Bancorp common stock after the merger may be affected by factors different from those affecting the shares of First Bancorp currently.

Upon completion of the merger, First Carolina shareholders will become First Bancorp shareholders. First Bancorp’s business differs in important respects from that of First Carolina, and, accordingly, the results of operations of the combined company and the market price of First Bancorp common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of First Bancorp and First Carolina. For a discussion of the business of First Bancorp and of some important factors to consider in connection with this business, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information.”

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

Before the merger and the bank merger may be completed, First Bancorp and First Carolina must obtain approvals from the Federal Reserve Board, the NC Commissioner, and the SCBFI; and are subject to review or challenge by the U.S. Department of Justice on antitrust grounds. Other approvals, waivers or consents from regulators may also be required. In determining whether to grant these approvals the regulators consider a variety of factors, including the regulatory standing of each party and the factors described under the section of this proxy statement/prospectus entitled “The Merger — Regulatory Approvals Required for the Merger” beginning on page 51. An adverse development in either party’s regulatory standing or these factors could result in an inability to obtain approval or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or the bank merger or imposing additional costs on or limiting the revenues of the combined company following the merger and the bank merger, any of which might have an adverse effect on the combined company following the merger. For more information, see the section of this proxy statement/prospectus entitled “The Merger — Regulatory Approvals Required for the Merger” beginning on page 51.

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

First Bancorp and First Carolina have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on First Bancorp’s ability to successfully combine and integrate the businesses of First Bancorp and First Carolina in a manner that permits growth opportunities and does not materially disrupt existing customer relationships nor result in decreased revenues due to loss of customers. It is possible that the integration process could result in the loss of key employees, the disruption of either company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect First Bancorp’s ability to successfully conduct its business, which could have an adverse effect on First Bancorp’s financial results and the value of its common stock. If First Bancorp experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause First Bancorp and/or First Carolina to lose customers or cause customers to remove their accounts from First Bancorp and/or First Carolina and move their business to competing financial institutions.

Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of First Carolina and First Bancorp during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

Certain of First Carolina’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of First Carolina’s shareholders generally, which could have influenced their decision to support or approve the merger.

Certain directors and executive officers of First Carolina have interests in the merger that may be different from, or in addition to, the interests of First Carolina shareholders generally, which may create potential conflicts of interest. These interests include employment arrangements with First Bancorp, benefits under salary continuation and change-in-control arrangements, indemnification and directors’ and officers’ insurance protections, payments under non-competition and non-disclosure agreements, interests in certain lease arrangements and other employee benefits. In addition, certain directors, executive officers and shareholders of First Carolina have entered into support agreements requiring them to vote their shares in favor of the merger.

The First Carolina Board was aware of these interests and considered them, among other matters, in approving the merger agreement and recommending that First Carolina shareholders approve the merger proposal. For a more complete description of these interests, see the section of this proxy statement/prospectus entitled “The Merger — Interests of First Carolina’s Directors and Executive Officers in the Merger” beginning on page 45.

Termination of the merger agreement could negatively impact First Carolina or First Bancorp.

If the merger agreement is terminated, there may be various consequences. For example, First Carolina’s or First Bancorp’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of First Bancorp’s common stock could decline to the extent that the current market prices reflect a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, First Carolina may be required to pay to First Bancorp a termination fee of $6.4 million.

First Carolina and First Bancorp will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on First Carolina or First Bancorp. These uncertainties may impair First Carolina’s or First Bancorp’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with First Carolina or First Bancorp to seek to change existing business relationships with First Carolina or First Bancorp. Retention of certain employees by First Carolina or First Bancorp may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with First Bancorp. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with First Carolina or First Bancorp, First Carolina’s business or First Bancorp’s business could be harmed. In addition, subject to certain exceptions, First Carolina has agreed to operate its business in the ordinary course prior to closing, and each of First Carolina and First Bancorp has agreed to certain restrictive covenants. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Conduct of Business of First Carolina Pending Closing” beginning on page 58 for a description of the restrictive covenants applicable to First Carolina and First Bancorp.

If the merger is not completed, First Bancorp and First Carolina will have incurred substantial expenses without realizing the expected benefits of the merger.

Each of First Bancorp and First Carolina has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, First Bancorp and First Carolina would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits First Carolina’s ability to pursue acquisition proposals and requires First Carolina to pay a termination fee of $6.4 million under limited circumstances, including circumstances relating to acquisition proposals for First Carolina. Additionally, certain provisions of First Carolina’s articles of incorporation and bylaws may deter potential acquirers.

The merger agreement prohibits First Carolina from initiating, soliciting, knowingly encouraging or knowingly facilitating certain third-party acquisition proposals. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Agreement Not to Solicit Other Offers” beginning on page 55. In addition, unless the merger agreement has been terminated in accordance with its terms, First Carolina has an unqualified obligation to submit the merger proposal to a vote by First Carolina shareholders, even if First Carolina receives a proposal that the First Carolina Board believes is superior to the merger; however, subject to compliance with specified procedural requirements, the First Carolina Board may change its recommendation in response to a superior proposal, and First Carolina may terminate the merger agreement prior to shareholder approval in order to enter into an agreement with respect to a superior proposal, subject to the payment of a $6.4 million termination fee. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Shareholder Meeting and Recommendation of the Board of Directors of First Carolina” beginning on page 55. The merger agreement also provides that First Carolina must pay a termination fee in the amount of $6.4 million in the event that the merger agreement is terminated under certain circumstances, including involving First Carolina’s failure to abide by certain obligations not to solicit acquisition proposals. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Termination and Conditions of Closing” beginning on page 56. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of First Carolina from considering or proposing such an acquisition. Each director and executive officer of First Carolina, solely in his or her capacity as a First Carolina shareholder, has entered into separate support agreements and has agreed to vote a significant number of his or her shares of First Carolina common stock in favor of the merger agreement and certain related matters and against alternative transactions. The First Carolina shareholders that are party to these support agreements have collectively agreed to vote 54,135 shares, representing 40.0% of the outstanding shares of First Carolina common stock, in favor of the merger proposal and against alternative transactions. See the section of this proxy statement/prospectus entitled “The Merger Agreement — Support Agreements” beginning on page 61.

The shares of First Bancorp common stock to be received by First Carolina shareholders as a result of the merger will have different rights from the shares of First Carolina common stock.

Upon completion of the merger, First Carolina shareholders will become First Bancorp shareholders and their rights as shareholders will be governed by the North Carolina Business Corporation Act (which we refer to as the “NCBCA”) and the First Bancorp articles of incorporation and bylaws. The rights associated with First Carolina common stock are different from the rights associated with First Bancorp common stock. See the section of this proxy statement/prospectus entitled “Comparison of Shareholders’ Rights” beginning on page 69 for a discussion of the different rights associated with First Bancorp common stock.

Holders of First Carolina and First Bancorp common stock will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Holders of First Carolina common stock currently have the right to vote in the election of the First Carolina Board and on other matters affecting First Carolina. Upon the completion of the merger, each First Carolina shareholder who receives shares of First Bancorp common stock will become a First Bancorp shareholder with a percentage ownership of First Bancorp that is smaller than the shareholder’s percentage ownership of First Carolina. It is currently expected that the former First Carolina shareholders as a group will receive shares in the merger constituting approximately 5% of the outstanding shares of First Bancorp common stock immediately after the merger. As a result, current First Bancorp shareholders as a group will own approximately 95% of the outstanding shares of First Bancorp common stock immediately after the merger. Because of this, First Carolina shareholders will have less influence on the management and policies of First Bancorp than they now have on the management and policies of First Carolina.

The merger may fail to qualify as a reorganization for federal income tax purposes, resulting in a First Carolina shareholder’s recognition of taxable gain or loss in respect of all of his or her shares of First Carolina common stock.

First Bancorp and First Carolina intend for the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. We will not ask the Internal Revenue Service (which we refer to as the “IRS”) to provide a ruling on the matter. First Bancorp and First Carolina will, as a condition to closing, obtain an opinion from First Bancorp’s legal counsel or tax accounting firm that the merger will constitute a reorganization for federal income tax purposes. However, this opinion will not bind the IRS or prevent the IRS from adopting a contrary position. If the merger fails to qualify as a reorganization, First Carolina shareholders generally would recognize gain or loss on all shares of First Carolina common stock exchanged in the merger. For each share, the gain or loss recognized would be an amount equal to the difference between the shareholder’s adjusted tax basis in that share and the fair market value of the First Bancorp common stock and the amount of cash consideration received in exchange for that share upon completion of the merger.

Risks Relating to First Carolina’s Business

First Carolina’s concentration in real estate-secured loans and in a limited geographic market exposes it to risks associated with local economic and real estate market conditions.

First Carolina’s loan portfolio is concentrated in loans secured by real estate and in borrowers located in a limited geographic area, which exposes First Carolina to local economic and real estate market conditions. Carolina Bank’s lending activities are concentrated primarily in northeastern South Carolina, and a substantial portion of its borrowers’ ability to repay their loans depends on economic and real estate market conditions in that area. At June 30, 2026, residential one-to-four family mortgage loans, commercial real estate loans and construction, land and farmland loans totaled approximately $487.7 million, representing approximately 80.47% of First Carolina’s gross loan portfolio. At December 31, 2025, such loans totaled approximately $479.9 million, representing approximately 81.6% of First Carolina’s gross loan portfolio.

A deterioration in economic conditions in First Carolina’s markets, including declines in business activity, employment levels, consumer income or real estate values, could adversely affect borrowers’ ability to repay their loans and reduce the value of the collateral securing those loans. Because real estate values may decline significantly during an economic downturn, the value of the collateral securing a loan may not be sufficient to repay the outstanding balance following a borrower default. Any resulting increase in delinquencies, nonperforming loans, foreclosures, provisions for credit losses or charge-offs could adversely affect First Carolina’s financial condition and results of operations and, following completion of the merger, those of the combined company.

First Carolina may experience credit losses in excess of its allowance for credit losses, and changes in the assumptions used to determine the allowance could materially increase its provision for credit losses.

First Carolina’s allowance for credit losses represents management’s estimate of expected lifetime credit losses in its loan portfolio. At June 30, 2026, the allowance for credit losses was approximately $8.2 million, representing 1.35% of gross loans, compared with approximately $8.0 million, or 1.37% of gross loans, at December 31, 2025. For the six months ended June 30, 2026, First Carolina recorded a provision for credit losses on loans of approximately $600,000 and net charge-offs of approximately $591,000.

First Carolina recorded a provision for credit losses on loans of approximately $2.1 million during 2025, compared with approximately $1.3 million during 2024. Net charge-offs increased to approximately $1.9 million during 2025 from approximately $581,000 during 2024. The 2025 charge-offs included approximately $1.2 million of commercial and agricultural loans and approximately $633,000 of owner-occupied commercial real estate loans.

Determining the allowance for credit losses requires significant judgment and depends on assumptions regarding historical loss experience, current portfolio characteristics, reasonable and supportable economic forecasts, borrower credit quality, collateral values, industry and geographic concentrations and other qualitative factors. These assumptions may prove inaccurate, and actual economic and credit conditions may differ materially from management’s estimates. Banking regulators also periodically review First Carolina’s allowance and may require additional provisions or charge-offs based on information available at the time of an examination.

If actual credit losses exceed the allowance, or if First Carolina is required to increase the allowance materially, First Carolina’s earnings and capital could be adversely affected. Any such losses or increases occurring before completion of the merger could also reduce the value of the assets acquired by First Bancorp and adversely affect the combined company following the merger.

First Carolina relies on a small number of large deposit relationships, including municipal depositors, and the loss or repricing of these deposits could adversely affect its liquidity and funding costs.

First Carolina has significant deposit concentrations. At June 30, 2026, one customer, which was a municipality or other public entity, maintained deposits exceeding 5% of First Carolina’s total deposits. This relationship represented aggregate deposits of approximately $47 million, or approximately 6.46% of First Carolina’s total deposits.

At December 31, 2025, three customers, two of which were municipalities, each maintained deposits exceeding 5% of First Carolina’s total deposits. The aggregate deposits maintained by these customers were approximately $147.3 million, representing approximately 19.0% of First Carolina’s total deposits. At that date, investment securities with a fair value of approximately $77.9 million were pledged to secure these deposit accounts.

The withdrawal of all or a substantial portion of any of these deposits could require First Carolina to replace the deposits with higher-cost deposits or borrowings, sell investment securities or other assets, or take other actions to satisfy its liquidity needs. First Carolina may also be required to increase the interest rates paid on these deposits to retain them, which could increase its funding costs and reduce its net interest margin. The loss, material reduction or repricing of one or more of these relationships could adversely affect First Carolina’s liquidity, net interest income and results of operations and, following completion of the merger, those of the combined company.

Unrealized losses and the significant amount of pledged securities in First Carolina’s investment portfolio could adversely affect its liquidity, earnings and capital.

At June 30, 2026, First Carolina’s available-for-sale securities had an amortized cost of approximately $133.3 million and a fair value of approximately $129.5 million, resulting in net unrealized losses of approximately $3.8 million. At that date, approximately $121.1 million in securities were pledged to secure public deposits and for other purposes.

At December 31, 2025, First Carolina’s available-for-sale securities had an amortized cost of approximately $153.8 million and a fair value of approximately $150.7 million. The portfolio had gross unrealized losses of approximately $3.03 million, and 39 securities with an aggregate fair value of approximately $114.3 million were in an unrealized loss position. First Carolina reported accumulated other comprehensive loss of approximately $2.4 million at December 31, 2025, principally attributable to unrealized losses on available-for-sale securities. At that date, securities with an aggregate fair value of approximately $135.6 million were pledged as collateral to secure public deposits.

Pledged securities are not freely available to satisfy other liquidity needs unless replacement collateral is provided or the related secured deposits are withdrawn. Changes in interest rates and other market conditions could increase the unrealized losses in First Carolina’s securities portfolio. Although First Carolina may not intend or expect to be required to sell securities in an unrealized loss position, significant deposit withdrawals or other liquidity demands could require First Carolina to sell securities before their anticipated recovery or maturity. Any such sale could result in realized losses, reduce earnings and capital and adversely affect First Carolina’s liquidity and, following completion of the merger, the financial condition and results of operations of the combined company.

First Carolina’s earnings are highly dependent on net interest income and are sensitive to changes in interest rates, asset yields, deposit pricing and funding mix.

First Carolina derives a substantial majority of its revenue from net interest income. For the six months ended June 30, 2026, net interest income was approximately $16.8 million and represented approximately 90.0% of the sum of First Carolina’s net interest income and noninterest income. For 2025, net interest income was approximately $30.9 million and represented approximately 88.7% of the sum of First Carolina’s net interest income and noninterest income.

Changes in the yields earned on loans, securities and other interest-earning assets, the rates paid on deposits and other funding sources, and the relative timing with which assets and liabilities reprice could materially affect First Carolina’s earnings. If the rates paid on deposits increase more rapidly than the yields earned on loans and securities, First Carolina’s net interest margin and net interest income could decline. Higher interest rates could also adversely affect borrowers’ repayment capacity, reduce loan demand and increase unrealized losses in the investment portfolio. Declining interest rates could reduce asset yields and increase loan and securities prepayments.

First Carolina’s ability to manage its exposure to changes in interest rates depends on numerous factors, including customer behavior and market and competitive conditions that are outside its control. An adverse change in First Carolina’s net interest margin could adversely affect its financial condition and results of operations and, following completion of the merger, those of the combined company.

Risks Relating to First Bancorp’s Business

You should read and consider risk factors specific to First Bancorp’s business that will also affect the combined company after the merger. These risks are described in the section entitled “Risk Factors” in First Bancorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and in other documents incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 80 for the location of information incorporated by reference into this document.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving First Bancorp’s and First Carolina’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving First Bancorp and First Carolina, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time.

In addition to factors previously disclosed in First Bancorp’s reports filed with the SEC, the following factors, among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by First Carolina shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the First Bancorp and First Carolina businesses or fully realizing cost savings and other benefits; the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; diversion of management time to merger-related issues; deposit attrition, operating costs and customer losses following the merger may be greater than expected; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies’ customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, First Bancorp and First Carolina claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. First Bancorp and First Carolina do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to First Bancorp, First Carolina or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION FOR FIRST BANCORP

The following table summarizes certain selected historical consolidated financial data of First Bancorp for the periods and as of the dates indicated. You should read this in conjunction with First Bancorp’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that First Bancorp has previously filed with the SEC. Historical financial information for First Bancorp can be found in its Annual Report on Form 10-K for the year ended December 31, 2025. Please see the section entitled “Where You Can Find More Information” beginning on page 80 for instructions on how to obtain information that has been incorporated by reference.

($ in thousands, except per share data)	(Unaudited) As of and for the six months ended June 30,		As of and for the year ended December 31,
	2026	2025	2025	2024	2023
Income Statement Data
Interest income	$290,705	$269,355	$557,235	$519,240	$488,944
Interest expense	72,323	79,842	158,988	186,967	142,101
Net interest income	218,382	189,513	398,247	332,273	346,843
Provision for credit losses	4,252	3,328	11,502	16,448	17,813
Net interest income after provision	214,130	186,185	386,745	315,825	329,030
Noninterest income	31,212	27,248	(7,935)	17,899	57,305
Noninterest expense	122,979	116,835	239,310	235,607	254,379
Income before income taxes	122,363	96,598	139,500	98,117	131,956
Income tax expense	25,185	21,626	28,452	21,902	27,825
Net income	$97,178	$74,972	$111,048	$76,215	$104,131

Per Common Share Data
Earnings per common share – basic	$2.35	$1.81	$2.68	$1.85	$2.54
Earnings per common share – diluted	2.35	1.81	2.68	1.84	2.53
Cash dividends declared	0.48	0.45	0.91	0.88	0.88
Closing share price
High	64.05	45.94	55.55	49.20	43.24
Low	50.91	36.02	36.02	29.79	26.48
Close	63.93	44.09	50.79	43.97	37.01
Book value per share	41.49	37.53	39.89	34.96	33.38
Common shares outstanding at period end	41,374,221	41,468,098	41,466,227	41,347,418	41,109,987

Selected Balance Sheet Data (at period end)
Total assets	$13,041,615	$12,608,265	$12,668,339	$12,147,694	$12,114,942
Loans	8,988,748	8,225,650	8,722,419	8,094,676	8,150,102
Allowance for credit losses	(124,894)	(120,545)	(123,581)	(122,572)	(109,853)
Intangible assets	493,536	498,670	495,982	501,654	508,257
Deposits	11,084,867	10,830,380	10,748,421	10,530,525	10,031,599
Borrowings	74,717	92,237	74,569	91,876	630,158
Total shareholders’ equity	1,716,460	1,556,180	1,654,168	1,445,611	1,372,380

($ in thousands, except per share data)	(Unaudited) As of and for the six months ended June 30,		As of and for the year ended December 31,
	2026	2025	2025	2024	2023
Selected Average Balances
Total assets	12,856,591	12,343,231	12,512,030	12,134,495	12,033,033
Loans	8,839,477	8,147,750	8,283,246	8,046,681	7,902,628
Earning assets	11,897,724	11,604,165	11,699,360	11,508,581	11,433,492
Deposits	10,912,672	10,664,734	10,752,463	10,408,082	10,176,966
Interest-bearing liabilities	7,430,665	7,307,802	7,335,923	7,274,014	7,037,105
Total shareholders’ equity	1,695,624	1,499,384	1,549,873	1,416,461	1,293,085

Ratios
Return on average assets	1.52%	1.22%	0.89%	0.63%	0.87%
Return on average common equity	11.56%	10.08%	7.16%	5.38%	8.05%
Total risk-based capital ratio	16.06%	16.90%	16.12%	16.63%	15.54%
Net interest margin	3.69%	3.28%	3.40%	2.89%	3.03%
Net interest margin (taxable-equivalent basis)	3.71%	3.30%	3.42%	2.93%	3.06%
Loans to deposits at period end	81.09%	75.95%	81.15%	76.87%	81.24%
Allowance for credit losses to total loans	1.39%	1.47%	1.42%	1.51%	1.35%
Nonperforming assets to total assets at period end	0.34%	0.28%	0.30%	0.30%	0.27%
Net (charge-offs) recoveries to average total loans	(0.05)%	(0.11)%	(0.10)%	(0.07)%	(0.08)%

THE First Carolina SPECIAL MEETING

The following information describes the special meeting to be held in connection with the proposed merger of First Carolina with and into First Bancorp, with First Carolina ceasing to exist as a separate entity following the merger. This section should be read in conjunction with the full text of the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.

Date, Time and Place

The special meeting of shareholders of First Carolina will be held on Tuesday, November 17, 2026, at 11:00 a.m. local time, at 185 West Evans St., Florence, South Carolina 29501. First Carolina shareholders are cordially invited to attend the special meeting in person.

Matters to Be Considered

At the special meeting, First Carolina shareholders will be asked to consider and vote upon the following proposals:

1.      The Merger Proposal.    To approve the merger agreement, pursuant to which First Carolina will merge with and into First Bancorp, with each outstanding share of First Carolina common stock being converted into the right to receive the merger consideration as described in this proxy statement/prospectus.

2.      The Adjournment Proposal.    To approve a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the merger proposal.

No other business is expected to come before the special meeting.

Recommendation of the First Carolina Board of Directors

The First Carolina Board has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of First Carolina and its shareholders. Accordingly, the First Carolina Board unanimously recommends that First Carolina shareholders vote “FOR” the merger proposal and “FOR” the adjournment proposal.

In considering the recommendation of the First Carolina Board, you should be aware that certain directors and executive officers of First Carolina have interests in the merger that may differ from, or be in addition to, the interests of First Carolina shareholders generally. See “Interests of First Carolina Directors and Executive Officers in the Merger” beginning on page 45.

Record Date and Shares Entitled to Vote

The First Carolina Board has fixed October 7, 2026, as the record date. Only holders of record of First Carolina common stock at the close of business on the record date are entitled to notice of, and to vote at, the special meeting or any adjournment or postponement thereof.

Each share of First Carolina common stock entitles the holder thereof to one vote on each matter submitted to a vote of shareholders at the special meeting. As of the record date, there were 135,339 shares of First Carolina common stock outstanding, held by approximately 87 holders of record. First Carolina common stock is the only class of capital stock of First Carolina outstanding and entitled to vote at the special meeting. First Carolina has no shares of preferred stock outstanding.

Quorum

The presence, in person or by proxy, of the holders of a majority of the outstanding shares of First Carolina common stock entitled to vote at the special meeting constitutes a quorum for the transaction of business. Shares of First Carolina common stock represented at the special meeting in person or by proxy, including shares that abstain with respect to any matter presented at the special meeting, will be counted for purposes of determining whether a quorum is present.

Required Vote; Treatment of Abstentions and Failures to Vote

Merger Proposal.    Under the SCBCA, and because First Carolina’s articles of incorporation do not provide otherwise, approval of the merger proposal requires the affirmative vote of at least two-thirds of the votes entitled to be cast on the merger agreement, which, because First Carolina has a single class of common stock outstanding, is equal to two-thirds of all outstanding shares of First Carolina common stock. Because the required vote is based on the total number of outstanding shares, and not merely shares present and voting at the special meeting, a failure to vote, an abstention, or a broker non-vote (if any) will have the same effect as a vote “AGAINST” the merger proposal.

Adjournment Proposal.    Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of First Carolina common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. Because approval is based on shares present and entitled to vote, an abstention will have the same effect as a vote “AGAINST” the adjournment proposal, while a failure to vote (including a broker non-vote, if any) will have no effect on the outcome of the adjournment proposal.

Shares Held by Directors and Executive Officers; Support Agreements

As of the record date, directors and executive officers of First Carolina and their affiliates beneficially owned, in the aggregate, approximately 36,022 shares of First Carolina common stock, representing approximately 26.6% of the shares of First Carolina common stock outstanding on the record date.

In connection with the execution of the merger agreement, each of the directors and executive officers of First Carolina, together with certain other shareholders of First Carolina, entered into support agreements with First Bancorp pursuant to which each such person agreed, among other things, to vote all shares of First Carolina common stock owned by such person in favor of the merger proposal. The shares of First Carolina common stock subject to the support agreements represent, in the aggregate, approximately 40.0% of the outstanding shares of First Carolina common stock as of the date of the merger agreement.

Notwithstanding the support agreements, because approval of the merger proposal requires the affirmative vote of at least two-thirds of all outstanding shares of First Carolina common stock, the votes subject to the support agreements alone are not sufficient to approve the merger proposal. Additional affirmative votes from other First Carolina shareholders will be required to obtain the necessary approval.

Voting of Proxies

Shareholders of record on the record date may vote their shares by completing, signing, dating and returning the enclosed proxy card in the postage-prepaid envelope provided. Alternatively, shareholders may vote in person by attending the special meeting and delivering a completed ballot. If you are a shareholder of record and you properly sign and return your proxy card but do not indicate how you wish to vote, the shares represented by your proxy will be voted “FOR” the merger proposal and “FOR” the adjournment proposal.

Although First Carolina is a privately held company and most shares of First Carolina common stock are held directly by registered holders (either in certificated form or through direct registration on the books of First Carolina’s transfer agent), certain shares are held in “street name” through banks, brokers, or other nominees. If your shares are held in street name, you must instruct your bank, broker, or nominee how to vote your shares. Under the rules of the New York Stock Exchange applicable to brokers, a bank, broker, or other nominee may not vote shares on the merger proposal without instructions from the beneficial owner because the merger proposal is not a “routine” matter. Accordingly, if you do not provide voting instructions to your bank, broker, or nominee, your shares will not be voted on the merger proposal, which will have the same effect as a vote “AGAINST” the merger proposal because approval requires the affirmative vote of at least two-thirds of all outstanding shares of First Carolina common stock.

Revocation of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before the proxy is voted at the special meeting. A proxy may be revoked by any of the following methods:

•        delivering a written notice of revocation, bearing a date later than the date of the proxy, to the Secretary of First Carolina at 185 West Evans Street, Florence, South Carolina 29501 prior to the vote at the special meeting;

•        duly executing and delivering a later-dated proxy card relating to the same shares to the Secretary of First Carolina prior to the vote at the special meeting; or

•        attending the special meeting and voting in person (although attendance at the special meeting will not, by itself, revoke a proxy).

If you wish to revoke your proxy by delivering a written notice of revocation or a later-dated proxy card, you must do so in sufficient time to permit the necessary examination and tabulation of the subsequent proxy or revocation notice by the inspectors of election before the vote is taken.

Solicitation of Proxies

This proxy statement/prospectus is being furnished to First Carolina shareholders in connection with the solicitation of proxies by the First Carolina Board for use at the special meeting. First Carolina will bear all costs of the solicitation of proxies from its shareholders.

In addition to the use of the mails, proxies may be solicited personally or by telephone by directors, officers, and employees of First Carolina, none of whom will receive additional compensation for such solicitation activities.

Assistance

If you have questions about the merger or the special meeting, need assistance in submitting your proxy or voting your shares, or need additional copies of this proxy statement/prospectus or the enclosed proxy card, please contact R.W. DeMaurice, III at (843) 398-2912 or 185 West Evans Street, Florence, South Carolina 29501.

FIRST CAROLINA PROPOSALS

Proposal 1: The Merger Proposal

First Carolina shareholders are being asked to approve the merger agreement, a copy of which is attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. The merger agreement constitutes the plan of merger under the SCBCA. You are urged to read the merger agreement carefully and in its entirety.

Pursuant to the merger agreement, First Carolina will merge with and into First Bancorp, with First Carolina ceasing to exist as a separate entity following the effective time of the merger. At the effective time of the merger, each outstanding share of First Carolina common stock (other than shares held by First Carolina as treasury stock or owned by First Bancorp or any of its subsidiaries, and shares as to which dissenters’ rights have been perfected and not withdrawn) will be converted into the right to receive merger consideration as described in the section entitled “The Merger Agreement — Terms of the Merger” beginning on page 53 of this proxy statement/prospectus.

The First Carolina Board has unanimously determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of First Carolina and its shareholders and has unanimously adopted the merger agreement. For a discussion of the factors considered by the First Carolina Board in reaching its decision, see “The Merger — First Carolina’s Reasons for the Merger; Recommendation of the First Carolina Board of Directors” beginning on page 32.

Required Vote.    Approval of the merger proposal requires the affirmative vote of the holders of at least two-thirds of all outstanding shares of First Carolina common stock entitled to vote on the merger proposal. As a result, abstentions, failures to vote, and broker non-votes (if any) will have the same effect as a vote “AGAINST” the merger proposal.

Recommendation of the First Carolina Board of Directors.    The First Carolina Board unanimously recommends that you vote “FOR” the merger proposal.

Proposal 2: The Adjournment Proposal

First Carolina shareholders are being asked to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to approve the merger proposal.

If the special meeting is adjourned for the purpose of soliciting additional proxies, shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use at the adjourned meeting. If you have delivered a valid proxy and do not revoke it, your shares will be voted at the adjourned meeting in accordance with your prior instructions.

Required Vote.    Approval of the adjournment proposal requires the affirmative vote of a majority of the shares of First Carolina common stock present in person or represented by proxy at the special meeting and entitled to vote thereon. An abstention will have the same effect as a vote “AGAINST” the adjournment proposal, and a failure to vote (including a broker non-vote, if any) will have no effect on the outcome of the adjournment proposal.

Recommendation of the First Carolina Board of Directors.    The First Carolina Board unanimously recommends that you vote “FOR” the adjournment proposal, as necessary and appropriate.

INFORMATION ABOUT FIRST BANCORP

First Bancorp is the fourth largest bank holding company headquartered in North Carolina. At June 30, 2026, First Bancorp had total consolidated assets of approximately $13.0 billion, total loans of approximately $9.0 billion, total deposits of approximately $11.1 billion, and shareholders’ equity of approximately $1.7 billion. First Bancorp’s principal activity is the ownership and operation of First Bank, a state-chartered bank with its main office in Southern Pines, North Carolina.

First Bank was organized in 1934 and began banking operations in 1935 as the Bank of Montgomery, named for the county in which it operated. Until 2013, First Bank’s main office was in Troy, North Carolina. In September 2013, First Bancorp and First Bank moved their main offices approximately 45 miles to Southern Pines, North Carolina, in Moore County. First Bank’s branches and facilities are located in small- to medium-sized communities and in larger metropolitan areas with economies based primarily on a variety of industries, including services and manufacturing. The bank’s branch footprint includes larger North Carolina cities, including Charlotte, Raleigh (Triangle region), Greensboro/Winston-Salem/High Point (Triad region), Asheville and Wilmington, and larger South Carolina cities including Greenville, Columbia and Charleston. Of the bank’s 113 branches, 100 branches are in North Carolina and 13 branches are in South Carolina. Ranked by assets, First Bank was the fourth largest bank headquartered in North Carolina as of June 30, 2026.

First Bank has two wholly owned subsidiaries, Magnolia Financial and First Troy. Magnolia Financial is a business financing company that offers accounts receivable financing and factoring, inventory financing, and purchase order financing throughout the southeastern United States. First Troy is a holding company for foreclosed properties.

First Bancorp’s common stock trades on the NASDAQ GSM under the ticker symbol “FBNC”.

First Bancorp and First Bank’s principal executive offices are located at 205 SE Broad Street, Southern Pines, North Carolina, 28387, and their telephone number is (910) 246-2500. First Bank’s website is located at www.localfirstbank.com. Information on First Bank’s website is not incorporated into this document by reference and is not a part hereof.

Additional information about First Bancorp and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See the sections of this proxy statement/prospectus entitled “Information About First Bancorp” beginning on page 22 and “Where You Can Find More Information” beginning on page 80.

INFORMATION ABOUT First Carolina

General

First Carolina Bancshares Corporation, which we refer to as First Carolina, is a South Carolina corporation incorporated on March 1, 1984, and bank holding company headquartered in Florence, South Carolina. First Carolina’s principal business is the ownership and operation of Carolina Bank & Trust Co., which we refer to as Carolina Bank, a South Carolina state-chartered commercial bank whose deposits are insured by the FDIC.

Carolina Bank

Carolina Bank, headquartered in Lamar, South Carolina, was founded in 1936 and provides community banking and other financial services to individuals and businesses in northeastern South Carolina. Carolina Bank operates 14 banking offices in Chesterfield, Darlington, Florence, Horry, Marion and Marlboro Counties. Carolina Bank’s principal markets include the Pee Dee region of South Carolina and the North Myrtle Beach market.

Carolina Bank offers a range of deposit products, including demand deposit accounts, savings accounts, money market accounts and certificates of deposit. Its lending activities include commercial and industrial lending, commercial real estate lending, construction and land-development lending, agricultural lending, residential mortgage lending and consumer lending. Carolina Bank also provides treasury-management and other customary banking services, including online and mobile banking, remote deposit capture, automated clearing house services, wire transfers, bill-payment services and merchant services.

Through its CB&T Wealth Management division, Carolina Bank refers customers to financial professionals of LPL Financial LLC, a registered investment adviser and broker-dealer, who offer securities, investment advisory and insurance products and services. Registered representatives of LPL provide these products and services under the CB&T Wealth Management name and may also be employees of Carolina Bank. LPL and its affiliates are separate from, and not affiliates of, Carolina Bank or CB&T Wealth Management. The products and services offered include investment products, retirement planning, wealth-transfer and business-succession planning, and insurance solutions. Securities and insurance products offered through LPL or its affiliates are not deposits or obligations of, or guaranteed by, Carolina Bank and are not insured by the FDIC or any other governmental agency.

As of June 30, 2026, First Carolina had consolidated total assets of approximately $843.3 million, total loans of approximately $606.1 million, total deposits of approximately $727.4 million and total shareholders’ equity of approximately $110.3 million. For additional information regarding First Carolina’s financial condition and results of operations, see “Selected Financial Information and Discussion of Results of Operations of First Carolina” beginning on page 25.

Competition

Carolina Bank operates in a highly competitive financial-services market. It competes for loans, deposits and other financial services with community, regional and national banks, credit unions, nonbank lenders, financial-technology companies and other financial-services providers, many of which have substantially greater financial resources, broader geographic coverage or more extensive product offerings. Carolina Bank competes principally through its knowledge of its local markets, relationship-based service, local decision-making and range of banking products and services.

Employees

As of June 30, 2026, First Carolina and Carolina Bank had approximately 92 full-time equivalent employees. None of those employees is represented by a collective-bargaining agreement. First Carolina considers its relationships with its employees to be good.

Properties

First Carolina’s principal executive offices and Carolina Bank’s main office are located at 185 West Evans Street, Florence, South Carolina 29501. Carolina Bank conducts its banking operations through that office and 13 additional banking offices located in northeastern South Carolina. First Carolina believes that its facilities are suitable and adequate for its current operations.

Supervision and Regulation

First Carolina is a bank holding company subject to supervision and regulation by the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended. Carolina Bank is a South Carolina state-chartered bank that is not a member of the Federal Reserve System and is subject to supervision and regulation by the FDIC and the South Carolina State Board of Financial Institutions.

Legal Proceedings

From time to time, First Carolina and Carolina Bank are parties to legal proceedings arising in the ordinary course of their business. Neither First Carolina nor Carolina Bank is currently a party to any pending legal proceeding that management believes, individually or in the aggregate, would reasonably be expected to have a material adverse effect on First Carolina’s financial condition or results of operations.

Additional Information

Additional information about First Carolina and Carolina Bank may be obtained by contacting First Carolina at the address or telephone number listed above. See the sections of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 80.

SELECTED FINANCIAL INFORMATION AND DISCUSSION OF RESULTS OF OPERATIONS OF FIRST CAROLINA

The following discussion presents the financial condition and results of operations of First Carolina and its wholly owned subsidiary, Carolina Bank. Unless the context otherwise requires, references in this section to “First Carolina,” the “Company,” “we,” “us” and “our” refer to First Carolina Bancshares Corporation and its consolidated subsidiary, and references to “Carolina Bank” refer to Carolina Bank & Trust Co.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those expressed or implied by those forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Dollar amounts presented in this section are in thousands, except per-share information, unless otherwise indicated.

Overview

First Carolina is a South Carolina bank holding company headquartered in Florence, South Carolina. Through Carolina Bank, First Carolina provides commercial and consumer banking services to individuals and businesses principally in South Carolina. First Carolina’s primary source of revenue is net interest income, which is the difference between interest earned on loans, investment securities and other interest-earning assets and interest paid on deposits and other interest-bearing liabilities. First Carolina’s results of operations are also affected by its provision for credit losses, noninterest income, noninterest expense and income tax expense.

First Carolina reported net income of $12.3 million for the year ended December 31, 2025, compared with $10.9 million for the year ended December 31, 2024. The $1.4 million, or 13.2%, increase resulted primarily from a $3.5 million increase in net interest income, partially offset by a $758,000 increase in the provision for credit losses on loans, a $198,000 decrease in noninterest income and a $1.0 million increase in noninterest expense.

Total assets were $885.7 million at December 31, 2025, an increase of $101.7 million, or 13.0%, from $784.0 million at December 31, 2024. The increase in assets consisted principally of increases of $57.2 million in cash and due from banks and $39.1 million in available-for-sale securities. Net loans increased by $5.0 million. Total deposits increased by $91.8 million, and total stockholders’ equity increased by $9.6 million.

For the six months ended June 30, 2026, First Carolina reported net income of approximately $7.9 million. At June 30, 2026, total assets were approximately $843.3 million, gross loans were approximately $606.1 million, total deposits were approximately $727.4 million and total stockholders’ equity was approximately $110.3 million.

Results of Operations

First Carolina’s results of operations depend primarily on net interest income, which is the difference between interest earned on loans, investment securities and other interest-earning assets, and interest paid on deposits and other interest-bearing liabilities. Results of operations are also affected by the provision for credit losses, noninterest income, noninterest expense and income tax expense.

Comparison of the Six Months Ended June 30, 2026 and 2025

The following table compares First Carolina’s results of operations for the six months ended June 30, 2026 to the six months ended June 30, 2025.

(Dollars in thousands; unaudited)

Results of Operations	Six Months Ended June 30, 2026	Six Months Ended June 30, 2025	Change
Net interest income	$16,787	$14,504	$2,283
Provision for credit losses on loans	600	600	—
Noninterest income	1,866	2,007	(141)
Noninterest expense	8,051	8,274	(223)
Net income	$7,883	$5,861	$2,022

Net income was $7.9 million for the six months ended June 30, 2026, an increase of $2.0 million, or 34.5%, from $5.9 million for the six months ended June 30, 2025. The increase in net income resulted primarily from higher net interest income and lower noninterest expense, partially offset by lower noninterest income and higher income tax expense.

Net interest income was $16.8 million for the six months ended June 30, 2026, an increase of $2.3 million, or 15.7%, from $14.5 million for the corresponding 2025 period. Interest income increased to $22.1 million from $20.3 million, while interest expense decreased to $5.3 million from $5.8 million.

The provision for credit losses on loans was $600,000 for both six-month periods ended June 30, 2026 and 2025. Net charge-offs increased to $591,000 for the six months ended June 30, 2026 from $281,000 for the corresponding 2025 period.

Noninterest income was $1.9 million for the six months ended June 30, 2026, compared with $2.0 million for the corresponding 2025 period.

Noninterest expense was $8.1 million for the six months ended June 30, 2026, compared with $8.3 million for the corresponding 2025 period.

Income tax expense was $2.1 million for the six months ended June 30, 2026, compared with $1.8 million for the corresponding 2025 period. The effective income tax rate was approximately 21.2% for the 2026 period, compared with approximately 23.3% for the 2025 period.

Comparison of the Years Ended December 31, 2025 and 2024

Net income was $12.3 million for 2025, an increase of $1.4 million, or 13.2%, from $10.9 million for 2024.

Net interest income was $30.9 million for 2025, an increase of $3.5 million, or 12.7%, from $27.4 million for 2024. Interest income increased by $4.5 million, or 11.8%, to $42.5 million, while interest expense increased by $1.0 million, or 9.4%, to $11.7 million.

First Carolina recorded a provision for credit losses on loans of $2.1 million for 2025, compared with $1.3 million for 2024. Net charge-offs increased to $1.9 million for 2025 from $581,000 for 2024.

Noninterest income was $3.9 million for 2025, compared with $4.1 million for 2024.

Noninterest expense was $16.9 million for 2025, an increase of $1.0 million, or 6.4%, from $15.9 million for 2024. The increase reflected principally higher salaries and employee benefits and higher occupancy expense.

Income tax expense was $3.5 million for both 2025 and 2024.

Financial Condition

Balance Sheet Overview

Total assets were $885.7 million at December 31, 2025, an increase of $101.7 million, or 13.0%, from $784.0 million at December 31, 2024. Cash and due from banks increased by $57.2 million, available-for-sale securities increased by $39.1 million and net loans increased by $5.0 million. The asset growth was funded principally by a $91.8 million increase in deposits and a $9.6 million increase in stockholders’ equity. First Carolina had no outstanding borrowings at either year end.

At June 30, 2026, total assets were approximately $843.3 million, a decrease of approximately $42.4 million, or 4.8%, from December 31, 2025. The decrease reflected principally lower cash and due from banks and investment securities, partially offset by loan growth, and corresponded principally with a decrease in deposits.

Loan Portfolio

Gross loans were $587.9 million at December 31, 2025, an increase of $5.2 million, or 0.9%, from $582.7 million at December 31, 2024. Net loans were $579.9 million and $574.9 million, respectively.

The modest increase in total loans reflected a $19.8 million increase in residential one-to-four family loans and an $8.7 million increase in commercial and agricultural loans, substantially offset by an $18.9 million decrease in non-owner-occupied commercial real estate loans, a $2.3 million decrease in construction, land and farmland loans and a $1.3 million decrease in consumer loans. Owner-occupied commercial real estate loans were substantially unchanged. As a result, residential one-to-four family loans increased to 31.5% of gross loans at December 31, 2025 from 28.4% at December 31, 2024, while non-owner-occupied commercial real estate loans decreased to 20.7% from 24.1%.

At June 30, 2026, gross loans were $606.1 million, an increase of approximately $18.1 million, or 3.1%, from December 31, 2025. The increase reflected principally growth in commercial and residential real estate loans, partially offset by lower consumer loans.

Credit Quality and Allowance for Credit Losses

Nonaccrual loans were $2.0 million at December 31, 2025, compared with $2.2 million at December 31, 2024. Loans 90 days or more past due and still accruing were $31,000 at December 31, 2025, and there were no such loans at December 31, 2024. Total nonperforming loans were $2.1 million at December 31, 2025 and $2.2 million at December 31, 2024, representing 0.35% of gross loans at December 31, 2025 and 0.37% at December 31, 2024.

Other real estate owned declined from $765,000 at December 31, 2024 to a nominal amount at December 31, 2025 following the sale of the property during 2025. Total nonperforming assets were $2.1 million, or 0.23% of total assets, at December 31, 2025, compared with $2.9 million, or 0.37% of total assets, at December 31, 2024.

Substandard loans decreased by $163,000 to $2.9 million at December 31, 2025 from $3.1 million at December 31, 2024. First Carolina reported no loans graded special mention or doubtful at either year end. Collateral-dependent loans decreased to $2.9 million at December 31, 2025 from $4.2 million at December 31, 2024. No loan modifications to borrowers experiencing financial difficulty during 2025 had a material effect on the financial statements.

Credit Quality Measures	June 30, 2026	December 31, 2025	December 31, 2024
Gross loans	$606,027	$587,924	$582,724
Nonaccrual loans	$2,521	$2,040	$2,157
ACL	$8,179	$8,040	$7,850
ACL to gross loans	1.35%	1.37%	1.35%
Nonaccrual loans to gross loans	0.42%	0.35%	0.37%
ACL to nonaccrual loans	324.4%	394.2%	363.9%

The ACL increased by $190,000 to $8.0 million at December 31, 2025. The increase reflected a $2.1 million provision for credit losses and $35,000 of recoveries, partially offset by $2.0 million of charge-offs. The allowance for unfunded commitments decreased to $130,000 at December 31, 2025 from $161,000 at December 31, 2024 as a result of a $31,000 reversal of provision.

At June 30, 2026, the ACL on loans was approximately $8.2 million, representing 1.35% of gross loans. Nonaccrual loans were $2.5 million at June 30, 2026. Net charge-offs were approximately $591,000 for the six months ended June 30, 2026.

Investment Securities

Available-for-sale securities were $150.7 million at December 31, 2025, an increase of $39.1 million, or 35.0%, from $111.6 million at December 31, 2024. First Carolina purchased $213.6 million of available-for-sale securities during 2025 and received $178.4 million from maturities, calls and principal paydowns. First Carolina did not sell any investment securities during 2025 or 2024.

The increase in the available-for-sale portfolio was concentrated in U.S. Treasury notes, which increased by $54.9 million, partially offset by a $22.2 million decrease in securities issued by government-sponsored enterprises. Mortgage-backed securities issued by government-sponsored enterprises increased by $6.5 million.

Gross unrealized losses on available-for-sale securities decreased to $3.03 million at December 31, 2025 from $5.1 million at December 31, 2024. This improvement contributed to a $1.6 million reduction, net of tax, in accumulated other comprehensive loss during 2025. At December 31, 2025, securities with an aggregate fair value of $135.6 million were pledged to secure public deposits. Based on the reported fair values, approximately $16.5 million of investment securities, including approximately $1.4 million of held-to-maturity securities, were not pledged at December 31, 2025.

At June 30, 2026, available-for-sale securities had an amortized cost of approximately $133.3 million and a fair value of approximately $129.5 million, resulting in net unrealized losses of approximately $3.8 million.

Deposits

Total deposits were $774.3 million at December 31, 2025, an increase of $91.8 million, or 13.5%, from $682.5 million at December 31, 2024. Noninterest-bearing demand deposits increased by $55.8 million, or 35.6%, to $212.4 million and represented 27.4% of total deposits at December 31, 2025, compared with 23.0% at December 31, 2024. Interest-bearing deposits increased by $36.0 million, or 6.8%, to $561.8 million.

At December 31, 2025, three customer relationships, two of which were municipalities, each exceeded 5% of total deposits and represented an aggregate of $147.3 million, or 19.0% of total deposits. At December 31, 2024, two customer relationships exceeding 5% of total deposits represented $88.7 million, or 13.0% of total deposits. Securities with a fair value of $77.9 million were pledged specifically to secure these deposit relationships at December 31, 2025.

Time deposits totaled $88.2 million at December 31, 2025, of which $81.1 million was contractually scheduled to mature during 2026. The cost and retention of these deposits will depend on market interest rates, competitive pricing and customer behavior at the time of maturity.

At June 30, 2026, total deposits were $727.4 million, a decrease of $46.9 million, or 6.1%, from December 31, 2025. Noninterest-bearing deposits were approximately $191.1 million and interest-bearing deposits were approximately $536.3 million.

Liquidity and Borrowing Capacity

Liquidity management involves maintaining sufficient cash and other readily available funding sources to meet anticipated deposit withdrawals, fund loan commitments and satisfy other operating and strategic cash requirements. First Carolina’s principal consolidated sources of liquidity include cash and due from banks, cash flows from operations, deposit funding, unpledged investment securities and available borrowing capacity.

Cash and due from banks were $123.1 million at December 31, 2025, compared with $65.9 million at December 31, 2024. Net cash provided by operating activities was $12.2 million in 2025. Net cash used in investing activities was $42.5 million, reflecting net purchases of investment securities and loan growth. Net cash provided by financing activities was $87.5 million, principally as a result of the $91.8 million increase in deposits, partially offset by $4.3 million of dividends paid.

First Carolina had no outstanding Federal Home Loan Bank, or FHLB, advances or other borrowings at December 31, 2025 or 2024. At December 31, 2025, Carolina Bank had total available FHLB borrowing capacity of approximately $229.5 million, subject to collateral availability and applicable borrowing requirements.

First Carolina believes that its current liquidity sources, including cash on hand, expected operating cash flows, deposit funding and available FHLB borrowing capacity, are adequate to meet its anticipated liquidity needs.

At June 30, 2026, cash and due from banks were $84.1 million and unpledged investment securities were approximately $11.1 million. Carolina Bank had no outstanding borrowings at that date and maintained substantial unused borrowing capacity at the FHLB.

Regulatory Capital

At December 31, 2025 and 2024, Carolina Bank exceeded all applicable regulatory capital requirements and was categorized as well capitalized under the regulatory framework for prompt corrective action. At June 30, 2026, Carolina Bank’s common equity Tier 1 capital ratio, Tier 1 risk-based capital ratio, total risk-based capital ratio and Tier 1 leverage ratio were 20.14%, 20.14%, 21.40% and 13.51%, respectively, and Carolina Bank remained well capitalized.

Stockholders’ Equity and Parent Company Liquidity

Total stockholders’ equity was $105.5 million at December 31, 2025, an increase of $9.6 million from $95.9 million at December 31, 2024. At June 30, 2026, total stockholders’ equity was approximately $110.3 million.

First Carolina is a legal entity separate from Carolina Bank. The parent company’s principal source of cash is dividends from Carolina Bank. At June 30, 2026, First Carolina had approximately $4,000 of cash at the parent-company level and no outstanding borrowings. First Carolina’s ability to meet parent-company cash requirements, including the payment of dividends to shareholders, depends substantially on Carolina Bank’s ability to pay dividends.

Off-Balance-Sheet Commitments

In the ordinary course of business, Carolina Bank enters into commitments to extend credit and issues standby letters of credit. At June 30, 2026, commitments to extend credit were $69.9 million and standby letters of credit were $1.1 million.

THE MERGER

The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this proxy statement/prospectus and incorporated herein by reference. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

Terms of the Merger

Each of the First Bancorp board and the First Carolina Board has unanimously approved the merger agreement. The merger agreement provides that First Carolina will merge with and into First Bancorp, with First Bancorp continuing as the surviving corporation in the merger, and immediately following the completion of the merger, Carolina Bank will merge with and into First Bank, with First Bank being the surviving entity in the bank merger.

In the merger, each issued and outstanding share of First Carolina common stock, except for certain specified shares owned by First Bancorp or First Carolina and shares of First Carolina common stock as to which dissenters’ rights have been perfected, will be converted into the right to receive cash consideration of $294.94, subject to certain adjustments prior to closing based on First Carolina’s financial condition and other factors at closing, and stock consideration of 14.5340 shares of First Bancorp common stock. No fractional shares of First Bancorp common stock will be issued in connection with the merger, and First Carolina shareholders will instead be entitled to receive cash in lieu thereof.

First Carolina shareholders are being asked to approve the merger agreement. See the section of this proxy statement/prospectus entitled “The Merger Agreement” beginning on page 53 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

As part of its ongoing consideration and evaluation of its long-term prospects and strategies, the First Carolina Board and its executive officers have periodically reviewed and assessed its business strategies and objectives, all with the goal of enhancing long-term value for its shareholders. These reviews and assessments have included discussions regarding strategic alternatives, including capital planning (such as common stock repurchases and subordinated debt offerings), earnings improvement (such as revenue increases including through new lines of business and expense reductions), and growth strategies (such as organic growth and mergers and acquisitions of other banks or non-bank financial services companies). The First Carolina Board has reviewed factors influencing the banking industry generally and First Carolina in particular (including the economic, interest rate, and regulatory environment); the competitive landscape of community banking participants in South Carolina, the Southeast region, and nationally; public trading prices of bank stocks; and bank merger and acquisition activity and valuations. These reviews have included discussions regarding potential business considerations, economies of scale, increased client service, and shareholder value benefits that might be achieved if First Carolina were to become a larger institution through acquisitions of another financial institution or related company or a merger with a larger financial institution.

First Carolina directors and executive officers have also been contacted from time to time by various investment bank representatives and financial institutions, who expressed a general interest in exploring strategic alternatives if First Carolina were to seek a merger partner. These contacts occurred through scheduled and impromptu meetings at investor conferences and banking industry conferences, social settings at those conferences, and other informal meetings and telephone calls. These meetings and the other inquiries that had been received from various institutions involved general discussions regarding a potential merger but did not involve specific proposed transaction terms.

In mid-April 2026, Richard Moore, the Chief Executive Officer of First Bancorp, and Rick Beasley, Chief Executive Officer of First Carolina, had preliminary telephone conversations regarding the potential for a business combination transaction between the two companies. On April 23, 2026, a meeting took place between Mr. Beasley, David Beasley, a principal shareholder of First Carolina, R.W. “Bubba” DeMaurice III, Executive Vice President and Chief Financial Officer of First Carolina, and Mr. Moore regarding the potential transaction. Following the meeting, the parties negotiated and executed a non-disclosure agreement on April 29, 2026, and First Bancorp was given access to preliminary First Carolina diligence materials in an online data room. Over the following three weeks, representatives of First Bancorp conducted due diligence on First Carolina and had multiple conversations with First Carolina executive officers.

On May 20, 2026, a meeting took place between Mr. Beasley, Mr. DeMaurice, Mr. Moore, and Adam Currie, Chief Executive Officer and President of First Bank, at which First Bancorp presented a preliminary non-binding proposal regarding a potential business combination. As part of its ongoing consideration and evaluation of its long-term prospects and strategies, and in view of the ongoing contacts as described above, on May 26, 2026, First Carolina executive officers, including Mr. Beasley and Mr. DeMaurice, met with representatives of the investment banking firm of Piper Sandler to review a preliminary financial analysis of a potential combination with First Bancorp. At that meeting, the First Carolina executives also received and reviewed the terms of a proposed engagement letter with Piper Sandler to act as financial advisor to First Carolina in connection with the potential transaction.

On May 27, 2026, the executive committee of the First Carolina Board met. First Carolina executive officers provided details of the contacts with First Bancorp and described the process that would be followed should the First Carolina Board decide to explore potential merger and acquisition opportunities. The directors discussed the mission, strategic vision, and core values of First Carolina, as well as the characteristics that it believed would be important in a merger partner. The directors also noted that it was not under any obligation to proceed with a transaction should the exploration of potential merger partners not generate the desired results in valuation and other factors that it determined to be in the best interests of First Carolina and its shareholders. After discussion, the directors determined to continue with the evaluation of a potential strategic transaction and delegated authority to executive officers of First Carolina to negotiate terms for engagement with Piper Sandler to assist with exploring a potential strategic transaction. Following the May 27, 2026 meeting, First Carolina executive officers engaged Piper Sandler to act as First Carolina’s financial advisor in connection with the potential transaction.

On June 9, 2026, Piper Sandler held an update call with representatives of First Carolina regarding the status of discussions with First Bancorp.

On June 11, 2026, First Bancorp made a verbal proposal to First Carolina of an aggregate transaction value of approximately $157 million, consisting of 75% stock consideration and 25% cash consideration. On June 15, 2026, Piper Sandler held a call with First Carolina representatives to discuss the verbal proposal from First Bancorp and reasons for requesting an increase in consideration, including First Carolina’s excellent deposit franchise.

On June 16, 2026, following a call between Piper Sandler and First Carolina representatives, First Carolina verbally agreed in principle to a transaction at an aggregate transaction value of approximately $160 million, consisting of 75% stock consideration and 25% cash consideration. On June 18, 2026, First Bancorp provided a formal, written indication of interest reflecting an implied aggregate transaction value of $160 million, consisting of $40 million in cash consideration and 1,963,672 shares of First Bancorp common stock.

On June 23, 2026, First Carolina responded to First Bancorp’s indication of interest, requesting that 2,000,000 shares of First Bancorp common stock be issued (rather than the 1,963,672 shares proposed by First Bancorp), together with $40 million in cash consideration, for an implied aggregate transaction value of approximately $160 million based on First Bancorp’s 10-day volume-weighted average closing price of $60.00 per share as of June 16, 2026. First Bancorp submitted a revised non-binding letter of intent reflecting these terms on June 23, 2026. The letter of intent provided for a 75% stock/25% cash transaction with an exchange ratio of 14.5340 shares of First Bancorp common stock and $294.94 in cash for each share of First Carolina common stock. Based on First Bancorp’s 10-day volume-weighted average closing price of $60.88 per share, the proposed transaction implied consideration of approximately $1,179.77 per share of First Carolina common stock. The letter also contained an exclusivity provision.

On June 24, 2026, the First Carolina executives reviewed the letter of intent with a representative of Nelson Mullins Riley & Scarborough LLP (which we refer to as “Nelson Mullins”), legal counsel to First Carolina, as well as representatives of Piper Sandler. The parties also discussed information regarding the banking industry, First Carolina, and recent bank merger and acquisition activity. Following this discussion, the executive committee of the First Carolina Board approved the non-binding letter of intent with First Bancorp and directed its executive officers and advisors to begin negotiations of the merger agreement.

On June 25, 2026, Brooks, Pierce, McLendon, Humphrey & Leonard, LLP (which we refer to as “Brooks Pierce”), legal counsel to First Bancorp, provided a draft merger agreement to Nelson Mullins. On July 3, 2026, Nelson Mullins sent a revised draft of the merger agreement to Brooks Pierce reflecting First Carolina’s initial comments and requested modifications. Over the course of the next week representatives of First Carolina’s executive management team, Piper Sandler, and Nelson Mullins continued to perform additional diligence on First Bancorp.

Brooks Pierce provided an updated draft of the merger agreement to Nelson Mullins on July 7, 2026. On July 8, 2026, representatives of First Carolina’s executive management team, Piper Sandler, and Nelson Mullins conducted due diligence interviews of representatives of First Bancorp. By July 9, 2026, the terms of the merger agreement were finalized. On July 9, 2026, the First Carolina Board held a meeting at which the potential merger transaction with First Bancorp was discussed. Representatives of Nelson Mullins also attended the meeting and provided an update on the status of merger discussions and due diligence. Representatives of Piper Sandler presented a financial analysis of the proposed merger with First Bancorp, including a review of selected transactions, an analysis of the proposed consideration in the form of cash and common stock of First Bancorp and pro forma ownership percentages. Representatives of Nelson Mullins reviewed the proposed merger agreement with First Bancorp in detail with the First Carolina Board. The Board, with the assistance of Piper Sandler and Nelson Mullins, engaged in extensive discussion of the proposed merger with First Bancorp and the advantages and disadvantages of the proposed merger.

On the afternoon of July 13, 2026, the First Carolina Board met and further considered the proposed merger with First Bancorp and reviewed the final draft of the merger agreement. Representatives of Piper Sandler and Nelson Mullins joined the meeting. Based on its analysis previously presented at the July 9, 2026 meeting, representatives of Piper Sandler delivered its opinion, which was confirmed by written opinion, dated July 13, 2026, to the effect that, subject to the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion, the merger consideration was fair to First Carolina’s common shareholders from a financial point of view. Following discussion and receipt of the Piper Sandler opinion, the First Carolina Board unanimously voted to adopt and approve the merger agreement with First Bancorp, and directed First Carolina’s executive management to finalize and execute a definitive merger agreement on the terms presented at the meeting.

First Bancorp’s board met on July 13, 2026 and unanimously approved the merger.

First Carolina and First Bancorp executed the merger agreement on July 13, 2026, and, before the financial markets opened on July 14, 2026, issued a joint press release announcing the execution of the merger agreement and the terms of the merger.

First Carolina’s Reasons for the Merger; Recommendation of the First Carolina Board

The First Carolina Board, at a meeting held on July 13, 2026, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of First Carolina and its shareholders, (ii) adopted the merger agreement and approved the transactions contemplated thereby, including the merger, and (iii) resolved to recommend that First Carolina shareholders vote “FOR” the merger proposal.

In reaching its determination and making its recommendation, the First Carolina Board consulted with First Carolina’s management, legal counsel, and financial advisor, and considered a variety of factors, including the following material factors, each of which the Board believed supported its determination:

•        the Board’s familiarity with, and review of, information concerning First Carolina’s business, financial condition, results of operations, asset quality, earnings, and prospects, as well as information concerning First Bancorp’s business, operations, financial condition, asset quality, earnings, and prospects, taking into account First Carolina’s due diligence investigation and information provided by First Carolina’s financial advisor;

•        the current and prospective environment in which First Carolina operates, including national and local economic conditions, the competitive environment for financial institutions generally, the increased regulatory burden on financial institutions, and the trend toward consolidation in the financial services industry;

•        the belief that the merger consideration of $294.94 in cash plus 14.5340 shares of First Bancorp common stock per share represents a fair price for the shares of First Carolina common stock and a substantial premium over Carolina Bank’s tangible book value of approximately $804.19 per share as of March 31, 2026, with the total per-share merger consideration valued at approximately $1,214.65 based on the closing price of First Bancorp common stock on July 9, 2026, representing a premium of approximately 51% to tangible book value, or 1.5x tangible book value.

•        the fact that the cash component of $294.94 per share, which is subject to certain adjustments prior to closing based on First Carolina’s financial condition and other factors at closing, provides shareholders with immediate, certain value, while the stock component allows shareholders to participate in the future performance of the combined company;

•        the limited liquidity that First Carolina shareholders have with respect to their investment in First Carolina, for which there is no active public market, and the expectation that First Carolina shareholders will receive merger consideration in shares of First Bancorp common stock, which is publicly traded on the NASDAQ GSM, and which would be expected to provide such shareholders with increased liquidity of their investment;

•        the fact that the stock component of the merger consideration allows First Carolina shareholders to participate in the potential long-term value creation of a larger, more diversified banking organization with enhanced scale, geographic diversification, broader product and service offerings, and significant market presence across the Carolinas;

•        the financial presentation of Piper Sandler & Co. and the oral opinion delivered to the Board on July 13, 2026, subsequently confirmed in writing on July 13, 2026 to the effect that, as of such date and based upon and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Piper Sandler as described in such opinion, the merger consideration to be received by holders of First Carolina common stock was fair, from a financial point of view, to such holders;

•        the strategic fit between First Carolina and First Bancorp, including First Bancorp’s significant market presence in the Carolinas, its financial strength, the complementary aspects of the two companies’ businesses and customer focus, and the enhanced products, services, and technology platforms that would be available to First Carolina’s customers;

•        the potential effect of the merger on First Carolina’s employees, including the prospects for continued employment and the severance and other benefits agreed to be provided by First Bancorp to First Carolina’s employees;

•        the protections afforded to current directors and officers of First Carolina, including continuing indemnification obligations and a six-year “tail” directors’ and officers’ liability insurance policy;

•        the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code, with the result that the exchange of First Carolina common stock for First Bancorp common stock is generally expected to be tax-free to First Carolina shareholders, except to the extent of cash received in the merger;

•        the anticipated likelihood that the required regulatory approvals would be obtained in a timely manner and that the other conditions to closing would be satisfied, based on First Bancorp’s regulatory standing, financial strength, and Community Reinvestment Act ratings;

•        the Board’s review, with the assistance of First Carolina’s legal and financial advisors, of potentially available strategic alternatives to the merger, including remaining independent and pursuing organic growth, and the possibility of alternative acquisition opportunities that might be available to First Carolina, together with the inherent risks and challenges facing independent community banks, including regulatory burden, technology investment requirements, competition from larger institutions and fintech companies, and management succession considerations; and

•        the terms and conditions of the merger agreement, including the parties’ respective representations, warranties, covenants and agreements, the conditions to closing, the expected tax treatment, the deal protection and termination fee provisions, and restrictions on the conduct of the business of First Carolina and Carolina Bank between the date of the merger agreement and the completion of the merger.

The First Carolina Board also considered the risks and potential negative factors outlined below, but concluded that the anticipated benefits of combining with First Bancorp were likely to outweigh substantially these risks and factors:

•        the fact that the exchange ratio of 14.5340 shares is fixed, meaning the market value of the Stock Consideration will fluctuate with the trading price of First Bancorp common stock between the date of the merger agreement and the closing date, and the value of the merger consideration will not be known at the time First Carolina shareholders vote on the merger proposal;

•        the restrictions on the conduct of the business of First Carolina and Carolina Bank prior to the completion of the merger, which could delay or prevent First Carolina and Carolina Bank from undertaking business opportunities that may arise before completion of the merger;

•        the fact that, under the merger agreement, First Carolina may not solicit competing acquisition proposals, and the possibility that the $6.4 million termination fee payable by First Carolina upon the termination of the merger agreement under certain circumstances could have the effect of discouraging other potential acquirers from making a competing bid to acquire First Carolina;

•        the possibility that First Carolina may not be able to deliver $110 million in tangible common equity at closing in order to meet the minimum adjustment threshold, which would result in a reduction of the cash consideration;

•        the possibility that certain employees of Carolina Bank do not enter into employment agreements with First Bank on the terms contemplated by the merger agreement, which would result in a reduction of the cash consideration;

•        the fact that the merger is subject to various conditions, including regulatory approvals and the requirement that, immediately before the Closing, no more than 10% of the outstanding shares of First Carolina common stock may be held by persons who have exercised, or are then entitled to exercise, dissenters’ rights, and the risk that such approvals or conditions may not be obtained or satisfied;

•        the fact that completion of the merger will result in First Carolina ceasing to exist as an independent entity, and the First Carolina brand and community identity may change over time;

•        the fact that some of First Carolina’s directors and executive officers have interests in the merger that are different from, or in addition to, their interests as First Carolina shareholders, as more fully described in the section entitled “Interests of First Carolina’s Directors and Executive Officers in the Merger”; and

•        the possibility of litigation in connection with the merger.

The First Carolina Board conducted an overall analysis of the factors described above as a whole, including thorough discussions with, and questioning of, its executive management and outside financial and legal advisors. Based on the reasons stated, the First Carolina Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of First Carolina and its shareholders, (ii) adopted the merger agreement and approved the transactions contemplated thereby, including the merger, and (iii) resolved to recommend that First Carolina shareholders vote “FOR” the merger proposal. All directors present at the meeting of the First Carolina Board voted accordingly.

The foregoing explanation of the First Carolina Board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 15.

The First Carolina Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are advisable and in the best interests of First Carolina and its shareholders, (ii) adopted the merger agreement and approved the transactions contemplated thereby, including the merger, and (iii) resolved to recommend that First Carolina shareholders vote “FOR” the merger proposal. Accordingly, the First Carolina Board unanimously recommends that First Carolina shareholders vote “FOR” approval of the merger proposal and “FOR” the Adjournment Proposal.

Opinion of First Carolina’s Financial Advisor

First Carolina retained Piper Sandler to act as financial advisor to the First Carolina Board in connection with First Carolina’s consideration of a possible business combination. First Carolina selected Piper Sandler to act as its financial advisor because Piper Sandler is a nationally recognized investment banking firm which specializes in financial institutions. In the ordinary course of its investment banking business, Piper Sandler is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Piper Sandler acted as financial advisor to the First Carolina Board in connection with the proposed merger and participated in certain of the negotiations leading to the execution of the merger agreement. At the July 13, 2026 meeting at which the First Carolina Board considered the merger and the merger agreement, Piper Sandler delivered to the First Carolina Board its oral opinion, which was subsequently confirmed in writing on July 13, 2026, to the effect that, as of such date, the merger consideration was fair to the holders of First Carolina’s common stock from a financial point of view. The full text of Piper Sandler’s opinion is attached as Annex C to this proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Piper Sandler in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of First Carolina common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Piper Sandler’s opinion was directed to the First Carolina Board in connection with its consideration of the merger and the merger agreement and does not constitute a recommendation to any shareholder of First Carolina as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the merger and the merger agreement. Piper Sandler’s opinion was directed only to the fairness, from a financial point of view, of the merger consideration to the holders of First Carolina common stock and did not address the underlying business decision of First Carolina to engage in the merger, the form or structure of the merger or any other transactions contemplated in the merger agreement, the relative merits of the merger as compared to any other alternative transactions or business strategies that might exist for First Carolina or the effect of any other transaction in which First Carolina might engage. Piper Sandler also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employee of First Carolina, or any class of such persons, if any, relative to the compensation to be received in the merger by any other shareholder. Piper Sandler’s opinion was approved by Piper Sandler’s fairness opinion committee.

In connection with its opinion, Piper Sandler reviewed and considered, among other things:

•        a draft of the merger agreement, dated July 8, 2026;

•        certain publicly available financial statements and other historical financial information of First Carolina that Piper Sandler deemed relevant;

•        certain publicly available financial statements and other historical financial information of First Bancorp that Piper Sandler deemed relevant;

•        certain internal financial projections for First Carolina for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of First Carolina;

•        publicly available mean analyst earnings per share estimates for First Bancorp for the years ending December 31, 2026 and December 31, 2027, as well as an estimated annual long-term balance sheet and earnings per share growth rate for First Bancorp for the years ending December 31, 2028, December 31, 2029 and December 31, 2030 with estimated dividends per share for First Bancorp for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of First Bancorp and confirmed for use in Piper Sandler’s analysis by the senior management of First Carolina;

•        the pro forma financial impact of the merger on First Bancorp based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as estimated net income for First Carolina for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of First Bancorp and confirmed for use in Piper Sandler’s analysis by the senior management of First Carolina;

•        the publicly reported historical price and trading activity for First Bancorp common stock, including a comparison of certain stock trading information for First Bancorp common stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded;

•        a comparison of certain financial and market information for First Carolina and First Bancorp with similar financial institutions for which information is publicly available;

•        the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available;

•        the current market environment generally and the banking environment in particular; and

•        such other information, financial studies, analyses and investigations and financial, economic and market criteria as Piper Sandler considered relevant.

Piper Sandler also discussed with certain members of the senior management of First Carolina and its representatives the business, financial condition, results of operations and prospects of First Carolina and held similar discussions with certain members of the senior management of First Bancorp and its representatives regarding the business, financial condition, results of operations and prospects of First Bancorp.

In performing its review, Piper Sandler relied upon the accuracy and completeness of all of the financial and other information that was available to Piper Sandler from public sources, that was provided to Piper Sandler by First Carolina, First Bancorp or their respective representatives, or that was otherwise reviewed by Piper Sandler and Piper Sandler assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. Piper Sandler further relied on the assurances of the respective senior managements of First Carolina and First Bancorp that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading in any respect material to its analyses. Piper Sandler was not asked to undertake, and did not undertake, an independent verification of any of such information and Piper Sandler did not assume any responsibility or liability for the accuracy or completeness thereof. Piper Sandler did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of First Carolina or First Bancorp, nor was Piper Sandler furnished with any such evaluations or appraisals. Piper Sandler rendered no opinion or evaluation of the collectability of any assets or the future performance of any loans of First Carolina or First Bancorp. Piper Sandler did not make an independent evaluation of the adequacy of the allowance for credit losses of First Carolina or First Bancorp, or the combined entity after the merger, and Piper Sandler did not review any individual credit files relating to First Carolina or First Bancorp. Piper Sandler assumed, with First Carolina’s consent, that the respective allowances for credit losses for both First Carolina and First Bancorp were adequate to cover such losses and would be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for First Carolina for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of First Carolina. In addition, Piper Sandler used publicly available mean analyst earnings per share estimates for First Bancorp for the years ending December 31, 2026 and December 31, 2027, as well as an estimated annual long-term balance sheet and earnings per share growth rate for First Bancorp for the years ending December 31, 2028, December 31, 2029 and December 31, 2030 with estimated dividends per share for First Bancorp for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of First Bancorp and confirmed for use in Piper Sandler’s analysis by the senior management of First Carolina. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as estimated net income for First Carolina for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of First Bancorp and confirmed for use in Piper Sandler’s analysis by the senior management of First Carolina. With respect to the foregoing information, the senior management of First Carolina confirmed to Piper Sandler that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of senior management as to the future financial performance of First Carolina and First Bancorp, respectively, and Piper Sandler assumed that the financial results reflected in such information would be achieved. Piper Sandler expressed no opinion as to such projections, estimates or judgments, or the assumptions on which they were based. Piper Sandler also assumed that there had been no material change in First Carolina’s or First Bancorp’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Piper Sandler. Piper Sandler assumed in all respects material to its analysis that First Carolina and First Bancorp would remain as going concerns for all periods relevant to its analyses.

Piper Sandler also assumed, with First Carolina’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements required to effect the merger, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on First Carolina, First Bancorp, the merger or any related transactions, and (iii) the merger and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with First Carolina’s consent, Piper Sandler relied upon the advice that First Carolina received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement. Piper Sandler expressed no opinion as to any such matters.

Piper Sandler’s opinion was necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to Piper Sandler as of, the date thereof. Events occurring after the date thereof could materially affect Piper Sandler’s opinion. Piper Sandler has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. Piper Sandler expressed no opinion as to the trading value of First Bancorp common stock at any time or what the value of First Bancorp common stock would be once it is actually received by the holders of First Carolina common stock.

In rendering its opinion, Piper Sandler performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying Piper Sandler’s opinion or the presentation made by Piper Sandler to the First Carolina Board, but is a summary of the material analyses performed and presented by Piper Sandler. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Piper Sandler believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Piper Sandler’s comparative analyses described below is identical to First Carolina or First Bancorp and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of First Carolina and First Bancorp and the companies to which they were compared. In arriving at its opinion, Piper Sandler did not attribute any particular weight to any analysis or factor that it considered. Rather, Piper Sandler made qualitative judgments as to the significance and relevance of each analysis and factor. Piper Sandler did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Piper Sandler made its determination as to the fairness of the merger consideration to the holders of First Carolina common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Piper Sandler also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of First Carolina, First Bancorp, and Piper Sandler. The analyses performed by Piper Sandler are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Piper Sandler prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the First Carolina Board at its July 13, 2026 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Piper Sandler’s analyses do not necessarily reflect the value of First Carolina common stock or First Bancorp common stock or the prices at which First Carolina or First Bancorp common stock may be sold at any time. The analyses of Piper Sandler and its opinion were among a number of factors taken into consideration by the First Carolina Board in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the First Carolina Board with respect to the fairness of the merger consideration.

Summary of Proposed Merger Consideration and Implied Transaction Metrics.

Piper Sandler reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger, each share of First Carolina common stock issued and outstanding immediately prior to the effective time of the transaction (other than certain shares specified in the merger agreement) shall be converted into the right to receive (i) $294.94 in cash, and (ii) 14.5340 shares of First Bancorp common stock. Based on the closing price of First Bancorp common stock of $63.28 on July 9, 2026, Piper Sandler calculated an aggregate implied transaction value of approximately $164.4 million and an implied purchase price per share of $1,214.65 based on 135,339 shares of First Carolina common stock outstanding. Based upon financial information for First Carolina as of or for the last twelve months (“LTM”) ended March 31, 2026, Piper Sandler calculated the following implied transaction metrics:

Transaction Price Per Share/Tangible Book Value Per Share	151%
Transaction Price Per Share/Adjusted Tangible Book Value Per Share(1)	174%
Transaction Price Per Share/LTM Earnings Per Share	12.4x
Transaction Price Per Share/Estimated 2026 Earnings Per Share(2)	11.8x
Tangible Book Premium/Core Deposits (CDs >$100K)	8.5%

____________

(1)      Represented a multiple paid on the adjusted capital, which represented 9.00% of tangible assets and excess capital paid out dollar-for-dollar

(2)      First Carolina projections provided by First Carolina management

Note: Based upon First Carolina Call Report financial data

Stock Trading History.

Piper Sandler reviewed the publicly available historical reported trading price of First Bancorp common stock for the one-year and three-year periods ended July 9, 2026. Piper Sandler then compared the relationship between the movement in the price of First Bancorp common stock to movement in its peer group (as described below) as well as certain stock indices.

First Bancorp’s One-Year Stock Performance

	Beginning Value 7/9/2025	Ending Value 7/9/2026
First Bancorp .	100.0%	135.8%
First Bancorp Peer Group	100.0%	119.1%
S&P 500 Index	100.0%	120.4%
NASDAQ Bank Index	100.0%	116.5%

First Bancorp’s Three-Year Stock Performance

	Beginning Value 7/9/2023	Ending Value 7/9/2026
First Bancorp	100.0%	207.9%
First Bancorp Peer Group	100.0%	175.2%
S&P 500 Index	100.0%	171.5%
NASDAQ Bank Index	100.0%	175.0%

Comparable Company Analyses.

Piper Sandler used publicly available information to compare selected financial information for First Carolina with a group of financial institutions selected by Piper Sandler. The First Carolina peer group included publicly traded banks headquartered in the Southeast region of the U.S. with total assets between $600 million and $1.0 billion, but excluded targets of announced merger transactions (the “First Carolina Peer Group”). The First Carolina Peer Group consisted of the following companies:

Bank of Botetourt	Oak View Bankshares, Inc.
blueharbor bank	Oconee Financial Corporation
Citizens Bancshares Corporation	Paragon Financial Solutions, Inc.
Citizens Financial Corp.	Peoples Financial Corporation
CNB Financial Services, Inc.	Pioneer Bankcorp, Inc.
KS Bancorp, Inc.	Potomac Bancshares, Inc.
Merchants & Marine Bancorp, Inc.	Southeastern Banking Corporation
New Peoples Bankshares, Inc.	The Bank of Southside Virginia Corporation
Oak Ridge Financial Services, Inc.

The analysis compared publicly available financial information for First Carolina with corresponding data for the First Carolina Peer Group as of or for the period ended March 31, 2026 (unless otherwise noted) with pricing data as of July 9, 2026. The table below sets forth the data for First Carolina and the median, mean, low and high data for the First Carolina Peer Group.

First Carolina Comparable Company Analysis

	First Carolina(1)	First Carolina Peer Group Median	First Carolina Peer Group Mean	First Carolina Peer Group Low	First Carolina Peer Group High
Total Assets ($mm)	831	804	811	623	976
Loans/Deposits (%)	83.5	84.8	78.1	40.4	98.0
Non-performing Assets(2)/Total Assets (%)	0.59	0.16	0.42	0.00	2.64
Tangible Common Equity/Tangible Assets (%)	13.10	8.97	9.71	5.85	20.32
Total RBC Ratio (%)	21.48	15.94	17.88	12.37	46.60
CRE/Total RBC Ratio (%)	143.9	174.3	186.2	11.5	415.2
LTM Return on Average Assets (%)	1.60	1.24	1.19	0.41	2.10
LTM Return on Average Equity (%)	12.87	12.24	12.22	2.97	19.16
LTM Net Interest Margin (%)	4.03	4.06	3.92	2.77	4.74
LTM Efficiency Ratio (%)	46.9	62.1	63.4	37.4	96.8
LTM Cost of Deposits (%)	1.60	1.72	1.57	0.13	2.66
Price/Tangible Book Value (%)	—	115	114	40	201
Price/LTM Earnings per Share (x)	—	9.2	10.3	3.4	24.2
Current Dividend Yield (%)	—	2.1	1.8	0.0	3.2
Market Value ($mm)	—	91	85	19	133

____________

(1)      Represented First Carolina Call Report financial data

(2)      Non-performing assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned Note: Financial data for Citizens Bancshares Corporation, Southeastern Banking Corporation, and The Bank of Southside Virginia Corporation as of or for the period ended December 31, 2025; Call Report financial data as of or for the period ended March 31, 2026 used where consolidated data was unavailable; Institutions not pro forma for pending or recently completed acquisitions or capital raises

Piper Sandler used publicly available information to perform a similar analysis for First Bancorp by comparing selected financial information for First Bancorp with a group of financial institutions selected by Piper Sandler. The First Bancorp peer group included major exchange-traded banks headquartered in the contiguous U.S. with total assets between $5.0 billion and $25.0 billion and LTM cost of deposits less than 1.50%, but excluded Pathward

Financial, Inc. and Triumph Financial, Inc. due to their non-traditional bank business models, and excluded targets of announced merger transactions (the “First Bancorp Peer Group”). The First Bancorp Peer Group consisted of the following companies:

Banner Corporation	International Bancshares Corporation
Central Bancompany, Inc.	Mechanics Bancorp
City Holding Company	NBT Bancorp Inc.
Community Financial System, Inc.	Old Second Bancorp, Inc.
CVB Financial Corp.	Park National Corporation
HBT Financial, Inc.	TriCo Bancshares
Heritage Financial Corporation	Westamerica Bancorporation
Independent Bank Corp.

The analysis compared publicly available financial information for First Bancorp with corresponding data for the First Bancorp Peer Group as of or for the period ended March 31, 2026 (unless otherwise noted) with pricing data as of July 9, 2026. The table below sets forth the data for First Bancorp and the median, mean, low and high data for the First Bancorp Peer Group.

First Bancorp Comparable Company Analysis

	First Bancorp	First Bancorp Peer Group Median	First Bancorp Peer Group Mean	First Bancorp Peer Group Low	First Bancorp Peer Group High
Total Assets ($mm)	12,948	15,508	13,796	5,864	24,784
Loans/Deposits (%)	79.9	80.8	77.7	14.6	93.2
Non-performing Assets(1)/Total Assets (%)	0.32	0.31	0.40	0.02	1.06
Tangible Common Equity/Tangible Assets (%)	9.54	9.96	10.94	6.43	18.17
Total RBC Ratio (%)	16.12	15.76	17.47	13.46	29.80
CRE/Total RBC Ratio (%)	277.7	205.6	213.9	39.8	348.4
LTM Return on Average Assets (%)	0.96	1.30	1.50	1.00	2.53
LTM Return on Average Equity (%)	7.56	10.78	10.86	6.98	16.67
LTM Net Interest Margin (%)	3.52	3.97	4.00	3.37	5.04
LTM Efficiency Ratio (%)	49.6	53.8	52.2	36.0	62.9
LTM Cost of Deposits (%)	1.37	1.20	1.20	0.27	1.48
Price/Tangible Book Value (%)	218	185	198	142	310
Price/LTM Core Earnings per Share(2) (x)	14.7	13.4	13.5	11.1	16.7
Price/Estimated 2027 Earnings per Share (x)	12.6	12.2	12.2	9.8	15.4
Current Dividend Yield (%)	1.5	2.9	3.7	1.2	17.5
Market Value ($mm)	2,618	2,598	2,919	1,160	7,471

____________

(1)      Non-performing assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned

(2)      Core financial metrics defined by S&P Global Market Intelligence

Note:  Institutions not pro forma for pending or recently completed acquisitions or capital raises

Analysis of Precedent Transactions.

Piper Sandler reviewed two groups of merger and acquisition transactions, including a regional and nationwide group. The regional group consisted of bank transactions announced between January 1, 2023 and July 9, 2026 with target total assets between $500 million and $1.5 billion at the time of announcement of the transaction and headquartered in the Southeast region of the U.S., but excluded Capital Bancorp Inc.’s acquisition of Integrated Financial Holdings Inc. due to the target’s non-traditional bank business model, and excluded merger of equals transactions and transactions with Credit Union acquirors (the “Regional Precedent Transactions”). The nationwide group consisted of bank transactions announced between January 1, 2026 and July 9, 2026 with target total assets between $500 million and $1.5 billion at the time of announcement of the transaction, but excluded merger of equals transactions (the “Nationwide Precedent Transactions”).

The Regional Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Colony Bankcorp, Inc.	First Reliance Bancshares, Inc.
United Community Banks, Inc.	Peach State Bancshares, Inc.
Fidelity BancShares (N.C.), Inc.	Affinity Bancshares, Inc.
Colony Bankcorp, Inc.	TC Bancshares, Inc.
TowneBank	Old Point Financial Corporation
MetroCity Bankshares, Inc.	First IC Corporation
Seacoast Banking Corporation of Florida	Heartland Bancshares, Inc.
Cadence Bank	FCB Financial Corp.
TowneBank	Village Bank and Trust Financial Corp.
First National Corporation	Touchstone Bankshares, Inc.
Dogwood State Bank	Community First Bancorporation
First Financial Corporation	Simply Bank
United Community Banks, Inc.	First Miami Bancorp, Inc.

The Nationwide Precedent Transactions group was composed of the following transactions:

Acquiror	Target
Hometown Financial Group MHC	Primary Bank
Colony Bankcorp, Inc.	First Reliance Bancshares, Inc.
North Shore Bank	1895 Bancorp of Wisconsin, Inc.
ODNB Financial Corporation	National Capital Bancorp, Inc.
Isabella Bank Corporation	Grand River Commerce, Inc.
Bank First Corporation	PSB Holdings, Inc.
Cambridge Financial Group, Inc.	First Seacoast Bancorp, Inc.
Banner Corporation	Pacific Financial Corporation
OppFi Inc.	BNCCORP, Inc.
Peoples Bancorp Inc.	Citizens National Corporation
United Community Banks, Inc.	Peach State Bancshares, Inc.
Fidelity BancShares (N.C.), Inc.	Affinity Bancshares, Inc.
Independent Bank Corporation	HCB Financial Corp.
Arrow Financial Corporation	Adirondack Bancorp, Inc.
Stock Yards Bancorp, Inc.	Field & Main Bancorp, Inc.

Using the latest publicly available information prior to the announcement of the relevant transaction, Piper Sandler reviewed the following transaction metrics: transaction price to last-twelve-months earnings per share, transaction price to tangible book value per share, transaction price to adjusted tangible book value per share and core deposit premium. Piper Sandler compared the indicated transaction metrics for the transaction to the median, mean, low and high metrics of the Regional Precedent Transactions group as well as to the median, mean, low and high metrics of the Nationwide Precedent Transactions group.

	First Bancorp/ First Carolina(1)	Regional Precedent Transactions
		Median	Mean	Low	High
Transaction Price/LTM Earnings Per Share (x)	12.4	12.4	13.5	5.4	29.1
Transaction Price/Tangible Book Value Per Share (%)	151	159	148	105	194
Transaction Price/Adjusted Tangible Book Value Per Share(2) (%)	174	159	153	104	205
Tangible Book Value Premium to Core Deposits (%)	8.5	6.8	6.0	0.1	12.4
	First Bancorp/ First Carolina(1)	Nationwide Precedent Transactions
		Median	Mean	Low	High
Transaction Price/LTM Earnings Per Share (x)	12.4	14.1	15.7	9.9	29.8
Transaction Price/Tangible Book Value Per Share (%)	151	143	145	115	194
Transaction Price/Adjusted Tangible Book Value Per Share(2) (%)	174	144	146	112	193
Tangible Book Value Premium to Core Deposits (%)	8.5	6.2	6.2	2.6	10.2

____________

(1)      Based upon First Carolina Call Report financial data

(2)      Represented a multiple paid on the adjusted capital, which represented 9.00% of tangible assets, and excess capital paid out dollar-for-dollar

Net Present Value Analyses.

Piper Sandler performed an analysis that estimated the net present value of a share of First Carolina common stock assuming First Carolina performed in accordance with certain internal financial projections for First Carolina for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of First Carolina. To approximate the terminal value of a share of First Carolina common stock at December 31, 2030, Piper Sandler applied price to 2030 earnings multiples ranging from 7.0x to 11.0x and multiples of 2030 adjusted tangible book value ranging from 90% to 130%. The terminal values were then discounted to present values using different discount rates ranging from 10.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Carolina common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of First Carolina common stock of $722.38 to $1,126.32 when applying multiples of earnings and $811.79 to $1,055.53 when applying multiples of adjusted tangible book value.

Earnings Per Share Multiples

Discount Rate	7.0x	8.0x	9.0x	10.0x	11.0x
10.0%	$780.44	$866.91	$953.38	$1,039.85	$1,126.32
10.5%	$765.37	$850.00	$934.63	$1,019.26	$1,103.89
11.0%	$750.68	$833.52	$916.35	$999.18	$1,082.01
11.5%	$736.36	$817.44	$898.52	$979.60	$1,060.69
12.0%	$722.38	$801.76	$881.14	$960.52	$1,039.89

Adjusted Tangible Book Value Per Share Multiples(1)

Discount Rate	90%	100%	110%	120%	130%
10.0%	$877.84	$922.26	$966.68	$1,011.11	$1,055.53
10.5%	$860.70	$904.17	$947.65	$991.13	$1,034.60
11.0%	$843.98	$886.54	$929.09	$971.65	$1,014.20
11.5%	$827.69	$869.34	$911.00	$952.65	$994.31
12.0%	$811.79	$852.57	$893.35	$934.13	$974.91

____________

(1)      First Carolina 2030 tangible book value per share adjusted for dividend of excess capital of $476.32 per share; assumed adjusted capital represented 9.00% of tangible assets and that excess capital was paid out dollar-for-dollar

Piper Sandler also considered and discussed with the First Carolina Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis, assuming First Carolina’s earnings varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for First Carolina’s common stock, applying the price to 2030 earnings multiples range of 7.0x to 11.0x referred to above and a discount rate of 10.97%.

Earnings Per Share Multiples

Annual Projection Variance	7.0x	8.0x	9.0x	10.0x	11.0x
(20.0)%	$635.44	$701.79	$768.14	$834.49	$900.84
(10.0)%	$693.50	$768.14	$842.79	$917.43	$992.08
0.0%	$751.55	$834.49	$917.43	$1,000.37	$1,083.31
10.0%	$809.61	$900.84	$992.08	$1,083.31	$1,174.54
20.0%	$867.67	$967.20	$1,066.72	$1,166.25	$1,265.78

Piper Sandler also performed an analysis that estimated the net present value per share of First Bancorp common stock, assuming First Bancorp performed in accordance with publicly available mean analyst earnings per share estimates for First Bancorp for the years ending December 31, 2026 and December 31, 2027, as well as an estimated annual long-term balance sheet and earnings per share growth rate for First Bancorp for the years ending December 31, 2028, December 31, 2029 and December 31, 2030 with estimated dividends per share for First Bancorp for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of First Bancorp and confirmed for use in Piper Sandler’s analysis by the senior management of First Carolina. To approximate the terminal value of a share of First Bancorp common stock at December 31, 2030, Piper Sandler applied price to 2030 earnings multiples ranging from 13.0x to 15.0x and multiples of 2030 tangible book value ranging from 180% to 220%. The terminal values were then discounted to present values using different discount rates ranging from 9.5% to 11.5%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of First Bancorp common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of First Bancorp common stock of $50.87 to $63.16 when applying multiples of earnings and $59.01 to $77.50 when applying multiples of tangible book value.

Earnings Per Share Multiples

Discount Rate	13.0x	13.5x	14.0x	14.5x	15.0x
9.5%	$55.28	$57.25	$59.22	$61.19	$63.16
10.0%	$54.13	$56.06	$57.99	$59.92	$61.84
10.5%	$53.02	$54.90	$56.79	$58.68	$60.56
11.0%	$51.93	$53.78	$55.62	$57.47	$59.32
11.5%	$50.87	$52.68	$54.49	$56.29	$58.10

Tangible Book Value Per Share Multiples

Discount Rate	180%	190%	200%	210%	220%
9.5%	$64.15	$67.49	$70.83	$74.16	$77.50
10.0%	$62.81	$66.08	$69.35	$72.62	$75.88
10.5%	$61.51	$64.71	$67.91	$71.11	$74.30
11.0%	$60.25	$63.38	$66.51	$69.63	$72.76
11.5%	$59.01	$62.07	$65.14	$68.20	$71.26

Piper Sandler also considered and discussed with the First Carolina Board how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, Piper Sandler performed a similar analysis assuming First Bancorp’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for First Bancorp common stock, applying the price to 2030 earnings multiples range of 13.0x to 15.0x referred to above and a discount rate of 10.65%.

Earnings Per Share Multiples

Annual Estimate Variance	13.0x	13.5x	14.0x	14.5x	15.0x
(20.0)%	$42.94	$44.44	$45.94	$47.44	$48.94
(10.0)%	$47.81	$49.50	$51.19	$52.88	$54.56
0.0%	$52.69	$54.56	$56.44	$58.31	$60.19
10.0%	$57.56	$59.62	$61.69	$63.75	$65.81
20.0%	$62.44	$64.69	$66.94	$69.19	$71.44

Piper Sandler noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Transaction Analysis.

Piper Sandler analyzed certain potential pro forma effects of the merger on First Bancorp assuming the transaction closes on December 31, 2026. Piper Sandler utilized the following information and assumptions: (a) publicly available mean analyst earnings per share estimates for First Bancorp for the years ending December 31, 2026 and December 31, 2027, as well as an estimated annual long-term balance sheet and earnings per share growth rate for First Bancorp for the years ending December 31, 2028, December 31, 2029 and December 31, 2030 with estimated dividends per share for First Bancorp for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of First Bancorp and confirmed for use in Piper Sandler’s analysis by the senior management of First Carolina, (b) estimated net income for First Carolina for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of First Bancorp and confirmed for use in Piper Sandler’s analysis by the senior management of First Carolina, and (c) certain assumptions relating to transaction expenses, purchase accounting adjustments and cost saving, as provided by the senior management of First Bancorp and confirmed for use in Piper Sandler’s analysis by the senior management of First Carolina. The analysis indicated that the transaction could be accretive to First Bancorp’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2027 through December 31, 2030 and dilutive to First Bancorp’s estimated tangible book value per share at close and for the year ending December 31, 2027 and accretive for the years ending December 31, 2028 through December 31, 2030.

In connection with this analysis, Piper Sandler considered and discussed with the First Carolina Board how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the transaction, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Piper Sandler’s Relationship.

Piper Sandler is acting as First Carolina’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to (i) 1.55% of the aggregate purchase price, up to $155 million, plus (ii) 5.00% of the amount by which the aggregate purchase price exceeds $155 million, which advisory fee is contingent upon the closing of the merger. At the time of announcement of the transaction, Piper Sandler’s fee was approximately $3.0 million. Piper Sandler also received a $500,000 fee from First Carolina upon rendering its opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon closing of the transaction. First Carolina has also agreed to indemnify Piper Sandler against certain claims and liabilities arising out of Piper Sandler’s engagement and to reimburse Piper Sandler for certain of its out-of-pocket expenses incurred in connection with Piper Sandler’s engagement.

In the two years preceding the date of Piper Sandler’s opinion, Piper Sandler did not provide any other investment banking services to First Carolina, nor did Piper Sandler provide any investment banking services to First Bancorp. In the ordinary course of Piper Sandler’s business as a broker-dealer, Piper Sandler may purchase securities from and sell securities to First Carolina, First Bancorp and their respective affiliates. Piper Sandler may also actively trade the equity and debt securities of First Carolina, First Bancorp and their respective affiliates for Piper Sandler’s account and for the accounts of Piper Sandler’s customers.

Interests of First Carolina’s Directors and Executive Officers in the Merger

In the merger, the directors and executive officers of First Carolina will receive the same merger consideration for their shares of First Carolina common stock as other First Carolina shareholders. In considering the recommendation of the First Carolina Board with respect to the merger agreement, First Carolina shareholders should be aware that certain of First Carolina’s directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of First Carolina shareholders generally. Interests of directors and executive officers that may be different from or in addition to the interests of First Carolina shareholders include the following, which are described in further detail below.

Support Agreements

As an inducement to and a condition to First Bancorp’s willingness to enter into the merger agreement, each of the directors and executive officers of First Carolina and Carolina Bank entered into a support agreement with First Bancorp. Pursuant to the support agreements, the directors and executive officers of First Carolina have agreed to vote a significant number of their shares of First Carolina common stock in favor of the merger agreement and not sell or otherwise dispose of their shares, except with the prior approval of First Bancorp; provided that such support agreements terminate upon the earlier to occur of the effective time of the merger, in the event that the merger agreement is terminated in accordance with its terms, in the event the merger agreement is amended in a manner that materially and adversely affects any of the shareholder’s rights, or July 13, 2028. The First Carolina shareholders that are party to these support agreements have collectively agreed to vote 54,135 shares, representing approximately 40.0% of the outstanding shares of First Carolina common stock, in favor of the merger proposal and against alternative transactions. For more information regarding the support agreements, see the section of this proxy statement/prospectus entitled “The Merger Agreement — Support Agreements” beginning on page 61.

Directors’ and Officers’ Indemnification and Insurance

The merger agreement provides that, for a period of six years following the effective time, First Bancorp will indemnify, defend, and hold harmless the present and former directors and officers of First Carolina and Carolina Bank against losses arising out of actions or omissions in their capacities as directors or officers occurring at or prior to the effective time, to the fullest extent permitted under applicable law and First Carolina’s articles of incorporation and bylaws as in effect on the date of the merger agreement, including provisions related to advances of expenses incurred in the defense of any litigation and regardless of whether First Bancorp is insured against any such matter. In addition, First Bancorp has agreed to purchase, or cause First Carolina to purchase prior to the effective time, an extended reporting period endorsement (a “tail” policy) under First Carolina’s existing directors’ and officers’ liability insurance policy, providing coverage for a period of six years following the effective time for acts or omissions occurring at or prior to the effective time.

Retention Plan

The merger agreement provides that First Carolina may implement a retention plan for certain employees of First Carolina and Carolina Bank, with aggregate benefits proposed by Carolina Bank’s Chief Executive Officer and subject to First Bancorp’s approval. The retention plan is designed to incentivize key employees to remain through the transition period following the closing of the merger.

Conversion Bonus Pool

Under the merger agreement, First Bancorp has agreed to establish a conversion bonus pool for non-director employees of Carolina Bank who remain employed at the expiration of 120 days after the effective time of the merger, with amounts to be determined by First Bancorp prior to the effective time.

Employee Matters

The merger agreement provides that, from and after the effective time, continuing employees of First Carolina and Carolina Bank will become employees of First Bancorp or First Bank and will receive credit for purposes of eligibility and vesting under First Bancorp’s employee benefit plans for their service with First Carolina and Carolina Bank. First Carolina’s 401(k) plan will be terminated prior to the closing date, and participants will be eligible to roll over their account balances into First Bancorp’s 401(k) plan or another eligible retirement plan or individual retirement account.

Existing Compensation Arrangements

Carolina Bank maintains executive salary continuation plans, also referred to as supplemental executive retirement plans or “SERPs,” for Vera Herbert, R.W. DeMaurice, III, Rick Beasley, Brian Falcone, James Morphis and Megan Gioldasis. The plans are unfunded, nonqualified deferred compensation arrangements and constitute unsecured obligations of Carolina Bank. The plans were entered into before the negotiation of the merger agreement.

Normal Retirement Benefits.    Upon separation from service after attaining normal retirement age, age 65 for each participant other than Ms. Gioldasis, whose normal retirement age is 66, each participant is entitled to receive an annual retirement benefit payable in monthly installments for life. The annual benefit amounts are: Ms. Herbert — $116,456; Mr. DeMaurice — $98,346; Mr. Beasley — $114,569; Mr. Falcone — $93,890; Mr. Morphis — $77,250; and Ms. Gioldasis — $28,521.

Change in Control Benefits.    The merger will constitute a “change in control” under each plan. Following a change in control, if a participant subsequently terminates employment, voluntarily or involuntarily, other than for cause, the participant will be entitled to receive the full normal retirement benefit described above, as if the participant had remained employed by Carolina Bank until normal retirement age. The change-in-control benefit replaces, rather than supplements, any early retirement or early termination benefit that otherwise would have been payable. Because Mr. Beasley and Mr. DeMaurice have already attained normal retirement age, the merger will not increase their stated annual retirement benefits.

Forfeiture Conditions.    Unpaid benefits may be forfeited if a participant violates the applicable 24-month post-employment non-competition covenant or is terminated for cause.

Employment Agreements

In connection with the merger, First Bancorp has entered into employment agreements with Vera B. Herbert, Brian M. Falcone, and James O. Morphis, each of whom is currently an executive officer of First Carolina or Carolina Bank. Each employment agreement is effective as of and contingent upon the closing of the merger. Under the employment agreements, Ms. Herbert will serve as Senior Vice President with an annual base salary of $272,378, Mr. Falcone will serve as Senior Vice President with an annual base salary of $346,360, and Mr. Morphis will serve as Senior Vice President with an annual base salary of $348,742. Each executive is entitled to a guaranteed bonus of $25,000 for calendar year 2026. The employment agreements have an initial term of one year and automatically renew for successive one-year terms unless either party provides notice of non-renewal. If the executive’s employment is terminated without cause or for good reason, the executive is entitled to severance equal to one times base salary and continuation of health insurance coverage for up to one year. Each executive is subject to one-year non-competition and non-solicitation covenants following termination of employment.

Non-Competition and Non-Disclosure Agreements

In connection with the execution of the merger agreement, Rick Beasley, R.W. DeMaurice, III, Harold Branton, and J. Ronald Ward each entered into a Non-Competition and Non-Disclosure Agreement with First Bancorp, dated as of July 13, 2026. Under these agreements, each individual has agreed, in exchange for separate consideration, to refrain from competing with First Bancorp and First Bank for a period following the closing of the merger and to maintain the confidentiality of certain information. The form of Non-Competition and Non-Disclosure Agreement is attached as Exhibit C to the merger agreement, which is attached hereto as Annex A.

Certain Lease Arrangements

Carolina Bank leases certain banking offices from entities affiliated with R.W. DeMaurice, III, a director and executive officer of First Carolina. Specifically, Carolina Bank leases its main office at 185 West Evans Street, Florence, South Carolina from RWD Florence Properties, LLC at an annual rent of $228,091.08, and leases premises at 3037 West Palmetto Street, Florence, South Carolina from Darlington Properties, L.P. at an annual rent of $82,264.39. In July 2026, Carolina Bank entered into amendments extending these leases and the lease for 101 Express Lane, Florence, South Carolina through July 8, 2031. Carolina Bank also entered into an amendment terminating the lease for 72 Public Square, Darlington, South Carolina, effective upon the closing of the merger.

Public Trading Markets; Dividend Policy

First Bancorp

First Bancorp common stock is listed for trading on the NASDAQ GSM under the symbol “FBNC.” First Carolina common stock is not listed or quoted on any securities exchange or quotation system. It is a condition to each party’s obligations to complete the merger that the First Bancorp common stock to be issued pursuant to the merger agreement be authorized for listing on the NASDAQ GSM (subject to official notice of issuance). Following the merger, shares of First Bancorp common stock will continue to be traded on the NASDAQ GSM under the symbol “FBNC.”

Subject to the approval of the board of directors of the surviving corporation, it is the current intention of First Bancorp that, following the completion of the merger, the quarterly dividend of $0.24 on First Bancorp common stock will remain unchanged. However, the First Bancorp board may change its dividend policy at any time and no assurances can be given that dividends will continue to be paid by the surviving corporation or that dividends, if paid, will not be reduced or eliminated in future periods because any such dividend would be dependent upon the surviving corporation’s future earnings, capital requirements and financial condition. In addition, the payment of dividends by bank holding companies is subject to legal and regulatory limitations. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by the policies and regulations of the Federal Reserve Board, be paid in addition to, or in lieu of, regular cash dividends. Dividends from First Bancorp will depend, in large part, upon receipt of dividends from First Bank, and any other banks which First Bancorp acquires, because First Bancorp will have limited sources of income other than dividends from First Bank. For further information, see the section of this proxy statement/prospectus entitled “Comparative Market Prices and Dividends” beginning on page 74.

First Carolina

There is no established public trading market for First Carolina common stock. First Carolina common stock is not listed on a national securities exchange or quoted on an established interdealer quotation system. Transactions in First Carolina common stock, to the extent they occur, are privately negotiated and may not be indicative of the value of First Carolina common stock or the consideration to be received in the merger.

As of the record date, there were 135,339 shares of First Carolina common stock issued and outstanding, held by approximately 87 holders of record.

The following table sets forth the cash dividends per share declared by First Carolina during the periods indicated:

Period	Cash dividends declared per share
Year ended December 31, 2024	$33.01
Year ended December 31, 2025	$32.03
Six months ended June 30, 2026	$20.62

The declaration and payment of any dividend by First Carolina before completion of the merger are subject to the discretion of the First Carolina Board, applicable legal and regulatory restrictions and the terms of the merger agreement. See “The Merger Agreement — Conduct of Business of First Carolina Pending Closing.”

Dissenters’ Rights in the Merger

Overview

Under South Carolina law, holders of First Carolina common stock will be entitled to dissent from the merger and to obtain payment in cash of the fair value of his or her shares of First Carolina common stock. Shareholders who receive a fair value cash payment will not be entitled to receive the merger consideration offered in the merger. If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of Chapter 13 of the SCBCA, a copy of which is attached to this proxy statement/prospectus as Annex B and which qualify in all respects the following discussion of those provisions, and consult with your legal counsel before electing or attempting to exercise these rights.

Unless otherwise required by context, all references in Sections 33-13-101 to 33-13-310 of the SCBCA and in this section to a “shareholder” are to the holder of record or the beneficial owner of the shares of First Carolina common stock as to which dissenters’ rights are asserted.

Requirements of Dissenters’ Rights

If you wish to assert your right to dissent to the merger, you must satisfy all of the following conditions:

•        you must deliver to First Carolina, before the vote on the merger proposal is taken, written notice of your intent to demand payment for your shares if the merger is effectuated. This notice must be in addition to and separate from any proxy or vote against the merger. Neither voting against, abstaining from voting, nor failing to vote on the merger will constitute a notice within the meaning of Chapter 13 of the SCBCA; and

•        you must not vote your shares in favor of the merger proposal. A failure to vote will satisfy this requirement, as will a vote against the merger proposal, but a vote in favor of the merger proposal, by proxy or in person, or the return of a signed proxy which does not either specify a vote against the merger proposal or contain a direction to abstain, will constitute a waiver of the shareholder’s dissenters’ rights with respect to all of such shareholder’s shares. (A vote in favor of the merger proposal cast by the holder of a proxy solicited by First Carolina will not disqualify you from demanding payment for your shares.)

If you do not satisfy the above requirements and the merger becomes effective, you will not be entitled to payment for your shares under the provisions of Chapter 13 of the SCBCA.

Required Notice to First Carolina

If you desire to assert dissenters’ rights, your written notice should be addressed to:

First Carolina Bancshares Corporation

185 West Evans Street

Florence, South Carolina 29501

Attn: R.W. DeMaurice, III, Corporate Secretary

This notice should be executed by the shareholder of record desiring to assert dissenters’ rights. A beneficial owner may assert dissenters’ rights only if the beneficial owner dissents with respect to all shares of First Carolina common stock of which the shareholder is the beneficial owner or over which such beneficial owner has power to direct the vote. A beneficial holder of shares of First Carolina common stock asserting dissenters’ rights with respect to shares held on such owner’s behalf must notify First Carolina in writing of the name and address of the record shareholder of the First Carolina shares, if known to the beneficial owner.

A record shareholder of First Carolina common stock must assert dissenters’ rights with respect to all shares registered in such holder’s name, unless such holder is the record shareholder for multiple beneficial owners. A record shareholder, such as a broker, who holds shares of First Carolina common stock as a nominee for others may exercise dissenters’ rights with respect to the shares held for all or less than all beneficial owners of shares as to which such person is the record owner, provided such record owner dissents with respect to all shares beneficially owned by any one person. In such case, the notice submitted by the broker as record owner must set forth the name and address of the beneficial shareholder who is objecting to the merger and demanding payment for such person’s shares.

Dissenters’ Notice from First Carolina

If a shareholder properly dissents from the merger and the merger proposal is approved at the special meeting, First Carolina will mail a written dissenters’ notice to each dissenting shareholder not later than ten days after the date the merger proposal is approved at the special meeting. The dissenters’ notice will:

•        state where the dissenting shareholder’s payment demand must be sent, and where such shareholder’s stock certificates must be deposited;

•        inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

•        supply a form for demanding payment that includes the date of the first announcement of the terms of the proposed merger and requires that the person asserting dissenters’ rights certify whether or not such shareholder or, if such shareholder is a nominee asserting dissenters’ rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date of first announcement;

•        set a date by which First Carolina must receive the dissenting shareholder’s payment demand (such date to be not fewer than 30 days nor more than 60 days after the date First Carolina’s dissenters’ notice is delivered to the shareholder);

•        set a date by which the certificated shares must be deposited (which date may not be earlier than 20 days after the payment-demand date); and

•        include a copy of Chapter 13 of the SCBCA.

A shareholder who receives a dissenters’ notice must demand payment, certify whether the shareholder (or the beneficial shareholder on whose behalf the holder is asserting dissenters’ rights) acquired beneficial ownership of the shares before the date of first public announcement of the terms of the proposed merger, and deposit the shareholder’s share certificates in accordance with the terms of the dissenters’ notice. If a dissenting shareholder demands payment and deposits such shareholder’s share certificates, the shareholder will retain all other rights of a First Carolina shareholder until these rights are canceled or modified by the consummation of the merger. If a dissenting shareholder does not demand payment or deposit such shareholder’s share certificates where required, each by the date set in the First Carolina dissenters’ notice, the shareholder will not be entitled to payment for the shareholder’s shares under Chapter 13 of the SCBCA.

First Carolina’s Payment to Dissenting Shareholders

As soon as the merger is consummated, or upon receipt of a payment demand, First Carolina will pay to each dissenting shareholder who complied with the requirements set forth above the amount First Carolina estimates to be the fair value of the shareholder’s shares, plus accrued interest. The payment must be accompanied by:

•        First Carolina’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

•        a statement of First Carolina’s estimate of the fair value of the shares and an explanation of how the fair value was calculated;

•        an explanation of how the interest was calculated;

•        a statement of the dissenter’s right to demand additional payment; and

•        a copy of Chapter 13 of the SCBCA.

If First Carolina does not consummate the proposed merger within 60 days after the date set for demanding payment and depositing First Carolina share certificates, First Carolina, within the same 60-day period, must return the deposited certificates and release the transfer restrictions imposed on any uncertificated shares. If, after returning deposited certificates and releasing transfer restrictions, the merger is consummated, First Carolina must send a new dissenters’ notice and repeat the payment demand procedure.

Dissenter’s Right to Demand Additional Payment

A dissenting shareholder may notify First Carolina in writing of his or her own estimate of the fair value of the shares and amount of interest due and demand payment of his or her estimate (less any payment already received) or reject First Carolina’s offer with respect to after-acquired shares (discussed below) and demand payment of the fair value of his shares and interest due, if:

•        the dissenting shareholder believes the amount paid or offered for the shares is less than fair value of the shares or that the interest due is calculated incorrectly,

•        First Carolina fails to make payment or offer payment within 60 days after the date set for demanding payment, or

•        the merger has not been consummated and First Carolina fails to return the deposited certificates or release transfer restrictions imposed on any uncertificated shares within 60 days after the date set for demanding payment.

However, a dissenting shareholder waives such shareholder’s right to demand additional payment if the shareholder fails to notify First Carolina of the shareholder’s demand in writing within 30 days after First Carolina made or offered payment for the dissenting shareholder’s shares.

Under Chapter 13 of the SCBCA, “fair value” means the value of shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

After-Acquired Shares

First Carolina may withhold payment with respect to any shares which a shareholder did not beneficially own on the date stated in the dissenters’ notice as the date on which the terms of the proposed merger were first announced. If First Carolina elects to withhold payment, after the merger is consummated, it must estimate the fair value of the shares, plus accrued interest, and must pay this amount to each dissenting shareholder who agrees to accept it in full satisfaction of his or her demand. First Carolina must send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter’s right to demand additional payment (as described above).

Judicial Appraisal of Shares

If a demand for additional payment remains unsettled, First Carolina will commence a court proceeding within 60 days after receiving the demand for additional payment and petition the court to determine the fair value of the First Carolina shares and the accrued interest. If First Carolina does not commence the proceeding within the 60-day period, First Carolina must pay each dissenting shareholder whose demand remains unsettled the amount demanded. The court in such an appraisal proceeding will determine all costs of the proceeding and assess the costs against First Carolina, except the court may assess costs against some or all of the dissenting shareholders, in amounts the court finds equitable, to the extent the dissenting shareholders acted arbitrarily, vexatiously, or not in good faith in demanding additional payment. The court may also assess the fees and expenses of counsel and experts for the respective parties, in the amounts the court finds equitable (a) against First Carolina (or First Bancorp as legal successor in the merger) if the court finds that the corporation did not comply substantially with Chapter 13 of the SCBCA or (b) against First Carolina (or First Bancorp as legal successor) or the dissenting shareholders if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith. If the court finds that the services of counsel for any dissenting shareholder were of substantial benefit to other dissenting shareholders similarly situated, and that the fees for those services should not be assessed against First Carolina, the court may award to these counsel reasonable fees to be paid out of the amounts awarded to the dissenting shareholders who were benefited.

Closing Condition Regarding Dissenters’ Rights

The merger agreement provides that, immediately before the closing, no more than 10% of the outstanding shares of First Carolina common stock may be held by persons who have exercised, or are then entitled to exercise, dissenters’ rights under Chapter 13 of the SCBCA. If this threshold is exceeded, First Bancorp will not be obligated to consummate the merger, although First Bancorp may, in its sole discretion, waive this condition and proceed with the closing.

Regulatory Approvals Required for the Merger

Completion of the merger is subject to receipt of certain approvals and consents from applicable governmental and regulatory authorities, without conditions or restrictions which in the reasonable judgment of the First Bancorp board would so materially adversely affect the economic or business benefits of the merger that, had such condition or restriction been known, First Bancorp would not, in its reasonable judgment, have entered into the merger agreement. Subject to the terms and conditions of the merger agreement, First Bancorp and First Carolina have agreed to use their commercially reasonable efforts to promptly prepare and file all necessary documentation and applications and to obtain as promptly as practicable all regulatory approvals necessary or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval from the Federal Reserve Board, the NC Commissioner, and the SCBFI.

Federal Reserve Board

First Bancorp is a bank holding company regulated and supervised by the Federal Reserve Board under the Bank Holding Company Act of 1956 (which we refer to as the “BHC Act”). Unless granted an exemption by the Federal Reserve Board, the transactions contemplated by the merger agreement require prior approval of the Federal Reserve Board under the BHC Act. First Bank is a member of the Federal Reserve System, supervised and regulated by the Federal Reserve Board. The merger of Carolina Bank with and into First Bank requires prior approval of the Federal Reserve Board under the Bank Merger Act. In evaluating such applications, the Federal Reserve Board takes into consideration a number of factors, including: (i) the competitive impact of the transaction; (ii) the financial condition and future prospects, including capital positions and managerial resources of the institutions, on both a current and pro forma basis; (iii) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act of 1977 (which we refer to as the “CRA”); (iv) the effectiveness of the companies and the depository institutions concerned in combating money laundering activities; and (v) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the Federal Reserve Board provides an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines that such meeting or other proceeding would be appropriate.

NC Commissioner

First Bank is a state bank chartered, regulated and supervised by the NC Commissioner. The transactions contemplated by the merger agreement require prior approval of the NC Commissioner under applicable North Carolina banking laws. The matters to be addressed in the application to the NC Commissioner are generally the same as the matters to be addressed in the applications to the Federal Reserve Board. In connection with its review, the NC Commissioner provides an opportunity for public comment on the application, and the North Carolina Banking Commission will meet publicly to consider and issue final approval of the merger and the bank merger.

SCBFI

Carolina Bank is a state bank, chartered, regulated and supervised by the SCBFI. The transactions contemplated by the merger agreement require prior approval of the SCBFI under applicable South Carolina banking laws. The matters to be addressed in the application to the SCBFI are generally the same as the matters to be addressed in the applications to the Federal Reserve Board. In connection with its review, the SCBFI provides an opportunity for public comment on the application, and the SCBFI will meet publicly to consider and issue final approval of the bank merger.

Department of Justice

In addition to the Federal Reserve Board, the NC Commissioner and the SCBFI, the Antitrust Division of the U.S. Department of Justice (the “DOJ”) conducts a concurrent competitive review of proposed mergers to analyze a merger’s competitive effects and determine whether a merger would result in a violation of antitrust laws. The DOJ has opened an investigation into the merger, and has requested information and documents from First Bancorp and First Carolina to assist with its review. Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze its effect on competition differently than the Federal Reserve Board and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger’s effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.

Additional Regulatory Approvals and Notices

Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

First Bancorp and First Carolina believe that the merger does not raise substantial antitrust or other significant regulatory concerns that are incapable of resolution and that we will be able to obtain all requisite regulatory approvals. However, neither First Bancorp nor First Carolina can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a materially burdensome regulatory condition.

Neither First Bancorp nor First Carolina is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

THE MERGER AGREEMENT

The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

Effective Time

The merger agreement provides that the merger will be effective once the articles of merger reflecting the merger have been accepted for filing by the Secretary of State of North Carolina and the Secretary of State of South Carolina.

The merger and bank merger must be approved by the Federal Reserve Board, the NC Commissioner and the SCBFI, and they are subject to review or challenge by the DOJ on antitrust grounds. There can be no assurance, however, that all of the necessary approvals will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. Subject to the foregoing, management of First Bancorp and First Carolina anticipate that the merger will become effective in the first quarter of 2027.

Terms of the Merger

If First Carolina shareholders approve the merger agreement and subject to the receipt of required regulatory approvals and the satisfaction of the other closing conditions set forth in the merger agreement, First Carolina will be merged with and into First Bancorp. In connection with the merger, First Carolina shareholders will receive cash consideration of $294.94, subject to certain adjustments prior to closing based on First Carolina’s financial condition and other factors at closing, and stock consideration of 14.5340 shares of First Bancorp common stock in exchange for each share of First Carolina common stock. First Bancorp shareholders will continue to hold their existing First Bancorp common stock.

The merger agreement contains a tangible common equity adjustment mechanism designed to ensure that the aggregate merger consideration reflects First Carolina’s financial condition at closing. Specifically, if First Carolina’s tangible common equity at closing is less than $110.0 million (the minimum) or greater than $125.0 million (the maximum), the cash consideration will be adjusted downward or upward, respectively, for the shortfall below the minimum or the excess above the maximum, divided by the number of shares of First Carolina common stock outstanding immediately prior to the effective time of the merger; provided that the upward adjustment for tangible common equity in excess of the maximum applies only if the closing occurs on or before January 1, 2027. If First Carolina’s tangible common equity capital as of the closing date is greater than $125.0 million and the closing occurs on or before January 1, 2027, the cash consideration payable per share will be increased by an amount equal to that excess divided by the number of shares outstanding immediately prior to the effective time.

In addition, if, on or before the closing date, certain employees of Carolina Bank do not enter into employment agreements with First Bank on the terms contemplated by the merger agreement, the cash consideration will be reduced by an amount equal to $1.5 million divided by the number of shares of First Carolina common stock outstanding immediately prior to the effective time.

If, prior to the merger closing, the outstanding shares of First Carolina common stock or First Bancorp common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment will be made to the number of shares of First Bancorp common stock to be delivered pursuant to the merger in exchange for a share of First Carolina common stock.

If the merger is completed, First Carolina will be merged with and into First Bancorp. Following the merger, the articles of incorporation, bylaws, corporate identity, and existence of First Bancorp will not be changed, and First Carolina will cease to exist as a separate entity. Following the merger, First Carolina’s subsidiary, Carolina Bank, will be merged with and into First Bank, a wholly-owned North Carolina bank subsidiary of First Bancorp. First Bank will be the surviving bank in the bank merger.

Registration of First Bancorp Common Stock

As a condition to the merger, First Bancorp has agreed to register with the SEC, and to notify the NASDAQ GSM of, the shares of First Bancorp common stock to be exchanged for shares of First Carolina common stock and to maintain the effectiveness of such registration through the issuance of such shares in connection with the closing of the merger. The NASDAQ GSM shall not have objected to the listing of such shares of First Bancorp common stock.

Representations and Warranties Made by First Bancorp and First Carolina in the Merger Agreement

First Bancorp and First Carolina have made certain customary representations and warranties to each other in the merger agreement. For information on these representations and warranties, please refer to the merger agreement attached as Annex A. Except for certain specified provisions, the representations and warranties in the merger agreement do not survive the effective time of the merger.

The representations, warranties and covenants included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between First Bancorp and First Carolina rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors.

Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by First Bancorp or First Carolina. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this document and in the documents incorporated by reference into this document.

Certain representations and warranties of First Bancorp and First Carolina are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either First Carolina or First Bancorp, is an event, change or occurrence which, individually or together with any other event, change or occurrence, has had or is reasonably expected to have a material adverse effect on (i) the financial position, property, business, assets or results of operations of such company and its subsidiaries, taken as a whole, or (ii) the ability of such company to perform its material obligations under the merger agreement or to consummate the merger or the other transactions contemplated by the merger agreement; provided, that a “material adverse effect” shall not be deemed to include the effects of:

•        changes in banking and other laws or regulations of general applicability or interpretations thereof by governmental authorities;

•        changes in GAAP, SEC or other regulatory accounting principles generally applicable to banks and their holding companies;

•        actions and omissions of such company (or any of its subsidiaries) taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;

•        changes in economic conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, except to the extent that such company is materially and adversely affected in a disproportionate manner as compared to other comparable participants in the banking industry;

•        changes resulting from the announcement or pendency of the transactions contemplated by the merger agreement; or

•        the direct effects of compliance with the merger agreement on the operating performance of such company;

and, furthermore, a “material adverse effect” shall not be deemed to include any failure to meet analyst projections, in and of itself, or, in and of itself, the trading price of such company’s common stock (it being understood that the facts or occurrences giving rise or contributing to any such effect, change or development which affects or otherwise relates to the failure to meet analyst financial forecasts or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a “material adverse effect”).

Shareholder Meeting and Recommendation of the Board of Directors of First Carolina

First Carolina has agreed to hold a meeting of its shareholders as promptly as reasonably practicable for the purpose of voting upon approval of the merger agreement. First Carolina has agreed to use its reasonable efforts to obtain from its shareholders the vote required to approve the merger agreement, including by communicating to its shareholders its recommendation (and including such recommendation in this proxy statement/prospectus) that they approve the merger agreement and the transactions contemplated thereby. However, in certain limited circumstances, and only if the First Carolina Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be a violation of its fiduciary duties under applicable law to continue to recommend the merger agreement, then the First Carolina Board may withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify its recommendation.

Notwithstanding any change in recommendation by the First Carolina Board, unless the merger agreement has been terminated in accordance with its terms, First Carolina is required to convene a meeting of its shareholders and to submit the merger agreement to its shareholders for the purpose of voting on the approval of the merger agreement.

Agreement Not to Solicit Other Offers

First Carolina has agreed that it will not, and will use its commercially reasonable efforts to cause its affiliates and representatives not to, directly or indirectly (i) solicit, initiate, encourage, induce or knowingly facilitate, the making, submission, or announcement of any proposal that constitutes an acquisition proposal, (ii) participate in any discussions (except to notify a third party of the existence of these restrictions) or negotiations regarding, or disclose or provide any nonpublic information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes an acquisition proposal, (iii) enter into any agreement (including any agreement in principle, letter of intent or understanding, merger agreement, stock purchase agreement, asset purchase agreement, or share exchange agreement) (referred to in the merger agreement as an “acquisition agreement”) contemplating or otherwise relating to any acquisition transaction, or (iv) propose or agree to do any of the foregoing.

For purposes of the merger agreement, an “acquisition proposal” means, any proposal for a transaction or series of related transactions (other than the transactions contemplated by the merger agreement) involving: (i) any acquisition or purchase from First Carolina of 25% or more of First Carolina’s common stock, or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 25% or more of First Carolina’s common stock, or any merger, consolidation, business combination or similar transaction involving First Carolina pursuant to which the shareholders of First Carolina immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 25% or more of First Carolina’s consolidated assets; or (iii) any liquidation or dissolution of First Carolina (such transactions referred to in the merger agreement as “acquisition transactions”).

However, in the event First Carolina receives an unsolicited bona fide written acquisition proposal prior to the approval of the merger agreement by the First Carolina shareholders, it may, furnish nonpublic information or enter into a confidentiality agreement or discussions or negotiations if and only if: (i) neither First Carolina nor any of its representatives or affiliates has violated the non-solicit restrictions, (ii) First Carolina’s board has determined in good faith, after consultation with the First Carolina’s financial advisor and outside legal counsel, that such acquisition proposal constitutes a superior proposal (as defined in the merger agreement), (iii) First Carolina’s board concludes in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties to First Carolina and its shareholders, (iv) First Carolina receives an executed confidentiality agreement containing terms no less favorable to First Carolina than the confidentiality terms of the merger agreement, and (v) contemporaneously with furnishing any such nonpublic information, First Carolina furnishes such nonpublic information to First Bancorp. In addition, First Carolina has agreed to provide First Bancorp with at least three days’ prior written notice of a meeting of First Carolina’s board at which meeting First Carolina’s board is expected to resolve to recommend the acquisition proposal as a superior proposal to its shareholders, and to keep First Bancorp informed on a prompt basis of the status and material terms of such acquisition proposal, including any material amendments or proposed amendments as to price and other material terms thereof.

First Carolina also agreed to immediately cease, and to use its commercially reasonable efforts to cause its and its subsidiaries’ directors, officers, employees, and representatives to immediately cease, any and all existing activities, discussions, or negotiations with respect to any acquisition proposal and to use and cause to be used all commercially reasonable efforts to enforce any confidentiality or similar or related agreement relating to any acquisition proposal.

Termination and Conditions of Closing

The merger agreement may be terminated at any time either before or after approval of the merger agreement by the shareholders of First Carolina, but not later than the effective date of the merger:

(i)     by mutual written agreement of First Bancorp and First Carolina;

(ii)    by either party, in the event of a breach by the other party of any representation or warranty contained in the merger agreement which breach cannot be or has not been cured within 30 days after the giving of written notice of the breach and which breach is reasonably likely, in the opinion of the non-breaching party, to entitle such party to refuse to consummate the merger under the applicable closing conditions set forth in the merger agreement; provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement;

(iii)   by either party, if (A) any required regulatory approval has been denied by final, non-appealable action of such authority; (B) any regulatory authority whose approval is required for the consummation of the merger requests or directs First Bancorp or First Carolina in writing to withdraw its application for approval of the merger; (C) any law or order permanently restraining, enjoining or otherwise prohibiting the consummation of the merger shall have become final and non-appealable; or (D) the approval of the First Carolina shareholders to the merger agreement is not obtained at the special meeting;

(iv)   by either party, if the merger has not occurred on or before June 30, 2027; provided, that the failure to consummate the merger is not caused by a breach of the merger agreement by the terminating party;

(v)    by First Bancorp, if (A) the First Carolina Board fails to recommend to First Carolina’s shareholders that they approve the merger agreement; (B) the First Carolina Board has approved, recommended, or proposed publicly to approve or recommend, an acquisition proposal by an entity other than First Bancorp; (C) the First Carolina Board fails to reaffirm its recommendation that First Carolina’s shareholders approve the merger agreement following the public announcement of an acquisition proposal by an entity other than First Bancorp and within ten business days of First Bancorp’s request that it reaffirm such recommendation; or (D) First Carolina fails to comply in all material respects with its non-solicitation and shareholder meeting obligations under the merger agreement; provided, that First Bancorp is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement; or

(vi)   by First Carolina, prior to shareholder approval of the merger agreement, in order to accept an acquisition proposal from a third party involving the acquisition of a majority of the outstanding equity interest in, or all or substantially all of the assets and liabilities of First Carolina with respect to which the First Carolina Board has determined in good faith that such proposal, if accepted, is reasonably likely to be consummated on a timely basis, and that such proposal is more favorable to First Carolina’s shareholders than the merger with First Bancorp; provided First Carolina has complied in all material respects with its non-solicitation and shareholder meeting obligations under the merger agreement.

First Carolina must pay to First Bancorp a termination fee of $6.4 million, if:

•        First Bancorp terminates the merger agreement pursuant to (v) listed above;

•        First Carolina terminates the merger agreement pursuant to (vi) listed above; or

•        (i) an acquisition proposal by a third party has been communicated to or otherwise made known to First Carolina’s shareholders, senior management or board, or any person other than First Bancorp has publicly announced an intention to make a proposal to acquire First Carolina, (ii) thereafter, the merger agreement is terminated (A) by either party pursuant to (iv) listed above only if before that time First Carolina shareholder approval of the merger agreement has not been obtained, (B) by First Bancorp pursuant to (ii) above, or (C) by either party pursuant to (iii) above only if First Carolina shareholder approval of the merger agreement has not been obtained, and within 12 months of such termination First Carolina is acquired by or enters into an acquisition agreement with a third party.

The following summarizes the required conditions to closing:

•        approval of the merger agreement by at least two-thirds of the outstanding shares of First Carolina common stock;

•        approval of the merger by the Federal Reserve Board, the NC Commissioner, and the SCBFI;

•        obtaining all requisite consents pursuant to contracts or permits, as applicable;

•        effectiveness of the registration statement of First Bancorp relating to the shares of First Bancorp common stock to be issued to First Carolina shareholders in the merger, of which this proxy statement/prospectus forms a part;

•        no governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the merger;

•        no regulatory authority whose approval is required for the consummation of the merger requests or directs First Bancorp or First Carolina in writing to withdraw its application for approval of the merger;

•        First Bancorp must have filed with the NASDAQ GSM a notification form for the listing of the shares of First Bancorp common stock to be delivered to the shareholders of First Carolina as the stock consideration, and the NASDAQ GSM shall not have objected to the listing of such shares of First Bancorp common stock;

•        receipt by each of First Bancorp and First Carolina of an opinion of First Bancorp’s legal counsel or tax accounting firm as to certain tax matters;

•        the accuracy of the representations and warranties of each of First Bancorp and First Carolina in the merger agreement as of the date of the merger agreement and the day on which the merger is completed, subject to the materiality standards provided in the merger agreement;

•        immediately prior to the closing, not more than 10% of the shares of First Carolina common stock will be held by shareholders who have exercised, or are then entitled to exercise, dissenters’ rights;

•        the performance by each of First Bancorp and First Carolina in all material respects of all obligations under the merger agreement required to be performed by it at or prior to the effective time of the merger;

•        the delivery of officers’ certificates and secretary’s certificates by each of First Bancorp and First Carolina to the other;

•        there shall not have occurred a material adverse effect with respect to First Carolina or First Bancorp since March 31, 2026;

•        First Carolina shall not have made any payments or provided any benefits, or be obligated to make any payments or provide any benefits, in connection with any or all of which (i) a tax deduction could or would be disallowed or limited under Sections 280G, 404, or 162(m) of the Code, or (ii) could or would be subject to withholding or give rise to taxation under Section 4999 of the Code;

•        the payment by First Bancorp of the merger consideration as provided in the merger agreement; and

•        all parties must stand ready to consummate the bank merger immediately following the merger.

Surrender of Certificates

After the effective date of the merger, each holder of First Carolina common stock (as of that date) in certificated form will be required to deliver the certificates representing such holder’s shares of First Carolina common stock to First Bancorp’s exchange agent, Computershare Limited, in order to receive payment of the merger consideration from First Bancorp in connection with the merger.

After delivering certificates or other instruments representing his, her or its shares of First Carolina common stock, the holder will be entitled to receive the cash consideration of $294.94, subject to certain adjustments prior to closing based on First Carolina’s financial condition and other factors at closing, and the stock consideration of 14.5340 shares of First Bancorp common stock in exchange for each share of First Carolina common stock that such holder owned immediately prior to the effective date of the merger. First Bancorp will not issue any fractional shares of First Bancorp common stock in the merger. First Carolina shareholders who would otherwise be entitled to a fraction of a share of First Bancorp common stock upon the completion of the merger will instead be entitled to receive an amount in cash, rounded to the nearest whole cent, determined by multiplying the fraction of a share (rounded to the nearest thousandth when expressed as a decimal form) of First Bancorp common stock to which the holder would otherwise be entitled by $62.75.

Until a holder delivers the certificates or other instruments representing his, her or its shares of First Carolina common stock to First Bancorp, the holder may not receive payment of any dividends or other distributions on shares of First Bancorp common stock into which his, her, or its shares of First Carolina common stock have been converted, if any, and may not receive any notices sent by First Bancorp to its shareholders with respect to those shares.

First Carolina Shareholder Approval

The holders of two-thirds of the outstanding shares of First Carolina common stock entitled to vote at the special meeting must approve the merger agreement in order for the merger to be completed. Abstentions from voting and broker non-votes will be included in determining whether a quorum is present and will have the effect of a vote against the merger agreement.

As of October 7, 2026, the record date for determining the shareholders entitled to notice of and to vote at the special meeting, the outstanding voting securities of First Carolina consisted of 135,339 shares of common stock. Each issued and outstanding share of First Carolina common stock is entitled to one vote per share.

Each of the directors and executive officers of First Carolina has agreed to vote a significant number of their shares in favor of the merger agreement and not sell or otherwise dispose of their shares, except with the prior approval of First Bancorp; provided that such support agreements terminate upon the earlier to occur of the effective time of the merger, in the event that the merger agreement is terminated in accordance with its terms, in the event the merger agreement is amended in a manner that materially and adversely affects any of the shareholder’s rights, or July 13, 2028. The shares of First Carolina common stock subject to the support agreements represent, in the aggregate, approximately 40.0% of the outstanding shares of First Carolina common stock as of the date of the merger agreement.

Expenses

All expenses incurred by First Bancorp in connection with the merger, including all fees and expenses of its agents, representatives, counsel and accountants and the fees and expenses related to filing these materials and all regulatory applications with state and federal authorities, will be paid by First Bancorp. All expenses incurred by First Carolina in connection with the merger, including all fees and expenses of its agents, representatives, counsel and accountants, will be paid by First Carolina.

Conduct of Business of First Carolina Pending Closing

The merger agreement provides that, pending consummation of the merger, except with the prior written consent of First Bancorp, First Carolina will, and will cause each of its subsidiaries to:

•        operate its business only in the usual, regular, and ordinary course;

•        use commercially reasonable efforts to preserve intact its business organization and assets and maintain its rights and franchises;

•        use commercially reasonable efforts to cause its representations and warranties to be correct at all times;

•        consult with First Bancorp prior to (i) entering into or making any loans that exceed regulatory loan to value guidelines, or (ii) entering into or making any loans or other transactions with a value equal to or exceeding $2.0 million, other than (A) residential mortgage loans for which First Carolina has a commitment to buy from a reputable investor, and (B) loans for which commitments have been made as of the date of the merger agreement; and

•        take no action which would be reasonably likely to (i) adversely affect the ability of any party to obtain any consents required for the transaction contemplated by the merger agreement, or (ii) materially adversely affect the ability of any party to perform its covenants and agreements under the merger agreement.

The merger agreement also provides that, pending consummation of the merger, except with the prior written consent of First Bancorp, First Carolina will not, and will not permit any of its subsidiaries to:

•        amend such entity’s articles of incorporation, bylaws or other governing instruments;

•        incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $500,000 except for advances from the Federal Home Loan Bank or otherwise incurred in the ordinary course of the business of such entity consistent with past practices and that are pre-payable without penalty, charge, or other payment, or grant any lien on any material asset of such entity;

•        repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of such entity, or declare or pay any dividend or make any other distribution in respect of First Carolina’s capital stock except for (i) dividends paid in the ordinary course of business by any direct or indirect wholly-owned subsidiary of First Carolina to First Carolina or any other direct or indirect wholly-owned subsidiary of First Carolina, or (ii) any remaining unpaid portion of the cash dividend on First Carolina common stock at a rate consistent with First Carolina’s 2026 budget previously provided to First Bancorp;

•        issue, sell, pledge, encumber, authorize the issuance of, enter into any contract to issue, sell, pledge, encumber or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of First Carolina common stock, any other capital stock of any such entity, or any right thereof;

•        adjust, split, combine or reclassify any capital stock of any such entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of First Carolina common stock, or sell, lease, mortgage or otherwise dispose of (i) any shares of capital stock of any First Carolina subsidiary or (ii) any asset other than in the ordinary course of business for reasonable and adequate consideration;

•        except in the ordinary course of business consistent with past practice and not to exceed an aggregate of $2.5 million (not to exceed $1.5 million with respect to a person that is not a government sponsored entity), purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital (other than pursuant to binding commitments existing on the date of the merger agreement), asset transfers, or purchase of any assets, in any person other than a wholly owned First Carolina subsidiary, or otherwise acquire direct or indirect control over any person, other than in connection with foreclosures of loans in the ordinary course of business;

•        (i) except as contemplated by the merger agreement or as disclosed on First Carolina’s confidential disclosure memorandum, grant any bonus or increase in compensation or benefits to the employees, officers or directors of any such entity, (ii) commit or agree to pay any severance or termination pay, or any stay or other bonus to any First Carolina director, officer or employee, (iii) enter into or amend any severance agreements with officers, employees, directors, independent contractors, or agents of such entity, (iv) change any fees or other compensation or other benefits to directors of such entity, or (v) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any rights or restricted stock, or re-price rights granted under the First Carolina benefit plans or authorize cash payments in exchange for any rights, except as otherwise contemplated in the merger agreement; provided, however, that First Carolina may continue to make annual merit or market salary increases in the ordinary course of business consistent with past practices provided that any increases during the calendar years 2026 and 2027 may not exceed in the aggregate 5% of such employee’s base salary or wage rate in effect as of the date of the merger agreement;

•        enter into or amend any employment contract between such entity and any person (unless such amendment is required by law) that such entity does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the effective time;

•        except as disclosed on First Carolina’s confidential disclosure memorandum, adopt any new employee benefit plan of such entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans, welfare plans, insurance, stock or other plans or First Carolina benefit plans of such entity other than any such change that is required by law or to maintain continuous benefits at current levels or that, in the written opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such employee benefit or welfare plans, except as required by law or as contemplated by the agreement, the terms of such plans or consistent with past practice;

•        make any change in any tax or accounting methods or systems of internal accounting controls, except as may be appropriate and necessary to conform to changes in tax laws, regulatory accounting requirements, or GAAP;

•        commence any litigation other than in accordance with past practice, or settle any litigation involving any liability of such entity for money damages or restrictions upon the operations of such entity;

•        enter into, modify, amend, or terminate any material contract; other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum and with a term of 24 months or less and other than contracts described in the immediately following bullet point;

•        except in the ordinary course of business consistent with past practice, make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing;

•        make any adverse changes in the mix, rates, terms, or maturities of First Carolina’s or Carolina Bank’s deposits and other liabilities or waive, release, compromise, or assign any material rights, or claims, except with respect to (i) any extension of credit for existing commitments or (ii) any extension of credit with an unpaid balance of less than $1.0 million if secured, or $500,000 if unsecured, and in each case in conformity with existing lending policies and practices;

•        except for conforming in-house residential mortgage loans of the type customary in the ordinary course of business consistent with Carolina Bank’s past practices and Small Business Administration loans, enter into any fixed rate loans with a committed rate term of greater than 10 years;

•        notwithstanding anything in the merger agreement to the contrary, enter into, modify or amend any loan participation agreements;

•        except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of First Carolina or Carolina Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

•        restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•        make any capital expenditures in excess of an aggregate of $150,000 other than pursuant to binding commitments existing on the date of the merger agreement and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary taxes;

•        establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

•        knowingly take any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time of the merger, or in any of the conditions to the merger set forth in the merger agreement not being satisfied or in a violation of any provision of the merger agreement;

•        implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

•        knowingly take any action that would prevent or impede the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•        agree to take, make any commitment to take, or adopt any resolutions of its board in support of, any of the actions set forth above;

•        maintain Carolina Bank’s allowance for loan losses in a manner inconsistent with GAAP and applicable regulatory guidelines and accounting principles, practices and methods inconsistent with past practices of Carolina Bank;

•        (i) other than in the ordinary course of business consistent with past practice, make any material changes in Carolina Bank’s policies and practices with respect to (A) underwriting, pricing, originating, acquiring, selling, or servicing loans, or (B) Carolina Bank’s hedging practices and policies, in each case except as required by law or requested by a regulatory authority or (ii) acquire or sell any servicing rights, except the sale of mortgage servicing rights in the ordinary course of business consistent with past practices: or

•        take any action or fail to take any action that at the time of such action or inaction is reasonably likely to prevent, or would be reasonably likely to materially interfere with, the consummation of the merger.

In addition, the merger agreement provides that each of First Bancorp and First Carolina will give written notice promptly to the other upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its subsidiaries which (i) has had or is reasonably likely to have, individually or in the aggregate, a material adverse effect, as applicable, (ii) would cause or constitute a material breach of any of its representations, warranties or covenants contained in the merger agreement, or (iii) would reasonably be likely to prevent or materially interfere with the consummation of the merger, and will use its reasonable efforts to prevent or promptly to remedy the same.

Support Agreements

As an inducement to and a condition to First Bancorp’s willingness to enter into the merger agreement, each of the directors and executive officers of First Carolina and Carolina Bank entered into a support agreement with First Bancorp. Pursuant to the support agreements, each of the directors and executive officers of First Carolina and Carolina Bank agreed, among other things, to vote all of their shares of First Carolina common stock for which he or she has sole voting authority, and to use his or her best efforts to cause to be voted all of the shares of First Carolina common stock for which he or she has shared voting authority, in either case whether such shares were beneficially owned on the date of the support agreement or are subsequently acquired (i) for the approval of the merger agreement and the merger at the special meeting of First Carolina shareholders and in favor of any proposal to adjourn such meeting, if necessary, to solicit additional proxies to approve the merger agreement, and (ii) against any acquisition proposal (as defined in the merger agreement) other than the merger in addition to any action or agreement that would reasonably be expected to result in a breach of any covenant, representation, warranty, or other obligations contained in the merger agreement. In addition, the directors and executive officers of First Carolina agreed not to directly or indirectly, except with the prior approval of First Bancorp, (x) sell or otherwise dispose of or encumber prior to the record date of the special meeting of First Carolina shareholders any or all of his or her shares of First Carolina common stock or (y) deposit any shares of First Carolina common stock into a voting trust or enter into a voting agreement or arrangement with respect to any shares of First Carolina common stock or grant any proxy with respect thereto, other than for the purpose of voting to approve the merger agreement and the merger and matters related thereto. The support agreements also provide that the directors and executive officers of First Carolina and Carolina Bank will not, directly or indirectly, except with the prior approval of First Bancorp: (a) solicit, initiate, or encourage, induce or knowingly encourage, the making, submission, or announcement of any proposal that constitutes an acquisition proposal (as defined in the merger agreement), (b) participate in any discussions or negotiations regarding any acquisition proposal or furnish, or otherwise afford access, to any person (other than First Bancorp) any information or data with respect to First Carolina or otherwise relating to an acquisition proposal, (c)enter into any agreement, agreement in principle or letter of intent with respect to an acquisition proposal or approve or resolve to approve any acquisition proposal or any agreement, agreement in principle or letter of intent relating to an acquisition proposal, (d) solicit proxies with respect to an acquisition proposal (other than the merger agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the merger in accordance with the terms of the merger agreement, or (e) initiate a shareholders’ vote or action by consent of First Carolina’s shareholders with respect to an acquisition proposal.

As of the record date, the directors and executive officers of First Carolina and Carolina Bank were entitled to vote 36,022 shares, or approximately 26.62%, of the outstanding shares of First Carolina common stock.

Pursuant to the support agreements, the directors and executive officers of First Carolina and Carolina Bank have agreed to vote their shares, representing approximately 40.0% of the outstanding shares of First Carolina common stock, in favor of the merger proposal and against alternative transactions.

The foregoing description of the support agreements is subject to, and qualified in its entirety by reference to, the support agreements, a form of which is attached as Exhibit B to the merger agreement, which is attached to this proxy statement/prospectus as Annex A.

ACCOUNTING TREATMENT

The merger will be accounted for using the acquisition method of accounting, in accordance with the provisions of FASB ASC Topic 805-10, Business Combinations. Under the acquisition method of accounting, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of First Carolina as of the effective date of the merger will be recorded at their respective fair values and added to those of First Bancorp. Any excess of the purchase price over the fair values of assets acquired and liabilities assumed will be recorded as goodwill. Financial statements of First Bancorp issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of First Carolina before the merger.

U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
AND OPINION OF TAX COUNSEL

Subject to the limitations, assumptions and qualifications described therein, in the opinion of Brooks Pierce, the following discussion summarizes the anticipated material U.S. federal income tax consequences of the merger generally applicable to “U.S. holders” (as defined below) of First Carolina common stock that exchange their shares in the merger. This summary is based upon the Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the IRS and other applicable authorities, all as in effect on the date of this discussion and all of which are subject to change (possibly with retroactive effect) and differing interpretations. The opinion of tax counsel for First Bancorp is filed as Exhibit 8.1 to the registration statement on Form S-4 of which this document is a part.

This summary is limited to U.S. holders that hold their shares of First Carolina common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Furthermore, this discussion does not address all of the tax consequences that may be relevant to a particular First Carolina shareholder or to First Carolina shareholders that are subject to special rules under U.S. federal income tax laws, such as: shareholders that are not U.S. holders; financial institutions; insurance companies; mutual funds; tax-exempt organizations; S corporations or other pass-through entities (or investors in such entities); regulated investment companies; real estate investment trusts; dealers in securities or currencies; persons subject to the alternative minimum tax provisions of the Code; former citizens or residents of the United States; persons whose functional currency is not the U.S. dollar; traders in securities that elect to use a mark-to-market method of accounting; persons who own more than 5% of the outstanding common stock of First Carolina; persons who hold First Carolina common stock as part of a straddle, hedge, constructive sale or conversion transaction; and U.S. holders who acquired their shares of First Carolina common stock through the exercise of an employee stock option or otherwise as compensation.

For purposes of this section, the term “U.S. holder” means a beneficial owner of First Carolina common stock that for United States federal income tax purposes is: a citizen or resident of the United States; a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate that is subject to U.S. federal income tax on its income regardless of its source; or a trust, the substantial decisions of which are controlled by one or more U.S. persons and which is subject to the primary supervision of a U.S. court, or a trust that validly has elected under applicable Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) holds First Carolina common stock, the tax treatment of a partner generally will depend on the status of the partners and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisers about the tax consequences of the merger to them.

Holders of First Carolina common stock are urged to consult with their own tax advisors as to the tax consequences of the merger in their particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local or foreign and other tax laws and of any changes in those laws.

The Merger

The merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. Consummation of the merger is conditioned upon First Bancorp and First Carolina receiving a written tax opinion, dated the closing date of the merger, from First Bancorp’s legal counsel or tax accounting firm, to the effect that, based upon facts, representations and assumptions set forth in such opinions, (i) the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) First Bancorp and First Carolina will each be a party to that reorganization within the meaning of Section 368(b) of the Code. An opinion of counsel represents the counsel’s best legal judgment and is not binding on the IRS or any court, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any such opinion. The issuance of the opinion is conditioned on, among other things, such tax counsel’s receipt of representation letters from each of First Bancorp and First Carolina, in each case in form and substance reasonably satisfactory to such counsel, and on customary factual assumptions, including, but not limited to, the assumption that the merger will be consummated in accordance with the terms of the merger agreement. If any of the representations or assumptions upon which these opinions are based is inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. No ruling has been, or will be, sought from the IRS by First Bancorp or First Carolina as to the U.S. federal income tax consequences of the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth herein. Accordingly, each First Carolina shareholder should consult his, her or its own tax advisor with respect to the particular tax consequences of the merger to such holder.

Consequences to First Bancorp and First Carolina

Each of First Bancorp and First Carolina will be a party to the merger within the meaning of Section 368(b) of the Code, and neither First Bancorp nor First Carolina will recognize any gain or loss as a result of the merger.

Consequences to First Carolina Shareholders

Pursuant to the merger, a U.S. holder that exchanges an outstanding share of First Carolina common stock, except for specified shares of First Carolina common stock owned by First Carolina or First Bancorp and shares of First Carolina common stock as to which dissenters’ rights have been perfected, will be converted into the right to receive (i) 14.5340 shares of First Bancorp common stock and (ii) cash consideration in the amount of $294.94, subject to certain adjustments prior to closing based on First Carolina’s financial condition and other factors at closing, and less any applicable withholding. The U.S. holder generally will recognize gain (but not loss) in an amount equal to the lesser of: (i) the amount of cash consideration received in exchange for the First Carolina common stock in the merger (excluding any cash received in lieu of fractional shares of First Bancorp common stock) and (ii) the excess, if any, of (A) the sum of the amount of cash consideration treated as received in exchange for First Carolina common stock in the merger (excluding any cash received in lieu of fractional shares of First Bancorp common stock) plus the fair market value of First Bancorp common stock (including the fair market value of any fractional share) received in the merger (determined when the merger occurs), over (B) the U.S. holder’s tax basis in the First Carolina common stock exchanged.

For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. Any recognized gain generally will be long-term capital gain if the U.S. holder has held its First Carolina common stock for more than one year as of the merger date. If, however, the cash consideration received has the effect of the distribution of a dividend, the gain would be treated as a dividend to the extent of the First Carolina shareholder’s ratable share of accumulated earnings and profits as calculated for United States federal income tax purposes. See “Possible Treatment of Cash as a Dividend.”

Possible Treatment of Cash as a Dividend

There are certain circumstances in which all or part of the gain recognized by a U.S. holder will be treated as a dividend rather than as capital gain. In general, such determination depends on whether, and to what extent, the merger reduces a U.S. holder’s percentage share ownership interest in First Bancorp that the U.S. holder actually and constructively owns in comparison to the percentage interest the U.S. holder actually and constructively would have owned in First Bancorp had such U.S. holder received only First Bancorp common stock (and no cash) in the merger. Because the possibility of dividend treatment depends primarily upon a U.S. holder’s particular circumstances, including the application of certain constructive ownership rules, a U.S. holder should consult his, her or its own tax advisor regarding the potential income tax treatment by the U.S. holder of any gain recognized in connection with the merger.

Cash Received in Lieu of a Fractional Share

A U.S. holder who receives cash in the merger instead of a fractional share interest in First Bancorp common stock will be treated as having received such fractional share in the merger, and then as having received cash in exchange for such fractional share. Gain or loss will be recognized in an amount equal to the difference between the amount of cash received and the First Carolina shareholder’s tax basis allocable to such fractional share. Except as described in the section entitled “Possible Treatment of Cash as a Dividend”, this gain or loss generally will be a capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder held such fractional share of First Carolina common stock for more than one year.

Tax Basis in, and Holding Period for, First Bancorp Common Stock

The aggregate tax basis of the First Bancorp common stock received by a U.S. holder as a result of the merger (including any fractional share deemed received and redeemed as described below) will be the same as such shareholder’s aggregate tax basis in its First Carolina common stock surrendered in the merger, decreased by the amount of cash received in exchange for such First Carolina common stock (excluding any cash received in lieu of a fractional share of First Bancorp common stock) and increased by the amount of gain, if any, recognized in the exchange (excluding any gain recognized with respect to any fractional share of First Bancorp common stock deemed sold in the merger). The holding period of the First Bancorp common stock (including any fractional share deemed received and redeemed as described below) a U.S. holder receives as a result of the exchange will include the holding period of First Carolina common stock surrendered in the merger. If a U.S. holder has differing bases or holding periods in respect of its shares of First Carolina common stock, it should consult its tax advisor with regard to identifying the bases or holding periods of the particular shares of First Bancorp common stock received in the exchange.

Backup Withholding and Information Reporting

A non-corporate U.S. holder may be subject under certain circumstances to information reporting and backup withholding (currently at a rate of 24%) on any cash payments received. A U.S. holder generally will not be subject to backup withholding, however, if such U.S. holder (i) furnishes a correct taxpayer identification number, certifies that it is not subject to backup withholding by providing a properly completed and signed IRS Form W-9 (or substantially similar form) and otherwise complies with all the applicable requirements of the backup withholding rules, or (ii) provides proof that it is otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and generally will be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided such U.S. holder timely furnishes the required information to the IRS. U.S. holders should consult their own tax advisors regarding the application of backup withholding based on their particular circumstances and the availability and procedure for obtaining an exemption from backup withholding.

Each U.S. holder of First Carolina common stock who receives First Bancorp common stock as a result of the merger will be required to retain permanent records pertaining to the merger and make such records available to any authorized IRS officers and employees. The records should include the number of shares of First Carolina common stock exchanged, the number of shares of First Bancorp common stock received, the fair market value and tax basis of the First Carolina common stock exchanged, and the U.S. holder’s tax basis in the First Bancorp common stock received. Each First Carolina shareholder who is required to file a U.S. federal income tax return and who is a “significant holder” that receives First Bancorp common stock in the merger will be required to file a statement with such U.S. federal income tax return in accordance with Treasury Regulations Section 1.368-3(b) setting forth information regarding the parties to the merger, the date of the merger, such First Carolina shareholder’s basis in the First Carolina common stock surrendered and the fair market value of the First Bancorp common stock and cash received in the merger. A “significant holder” is a holder of First Carolina common stock who, immediately before the merger, owned at least 5% of the outstanding stock of First Carolina or securities of First Carolina with a basis for federal income tax purposes of at least $1 million.

Exercise of Dissenters’ Rights

If a U.S. holder of First Carolina common stock exercises and perfects such U.S. holder’s dissenters’ rights and receives cash in exchange for such U.S. holder’s First Carolina common stock, the U.S. holder will generally recognize capital gain or loss equal to the difference between the amount of cash received for the U.S. holder’s First Carolina common stock and the U.S. holder’s basis in the First Carolina common stock. Such capital gain or loss will generally be long-term capital gain or loss if, as of the effective date of the merger, the U.S. holder’s holding period for such First Carolina common stock exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL INCOME TAX EFFECTS RELEVANT THERETO OR A DISCUSSION OF ANY OTHER TYPE OF TAXES. FIRST CAROLINA SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY AND EFFECT OF NON-U.S., FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS, AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

DESCRIPTION OF CAPITAL STOCK OF FIRST BANCORP

The following is a brief description of the terms of the capital stock of First Bancorp. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the NCBCA, federal law, First Bancorp’s articles of incorporation, and First Bancorp’s bylaws. Copies of First Bancorp’s articles of incorporation and bylaws have been filed with the SEC and are also available upon request from First Bancorp. To find out where copies of these documents can be obtained, see the section of this proxy statement/prospectus entitled “Where You Can Find More Information” beginning on page 80.

General

The authorized capital stock of First Bancorp currently consists of 60,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. The outstanding shares of First Bancorp common stock are, and the shares of First Bancorp common stock to be issued by First Bancorp in connection with the merger will be, duly authorized, validly issued, fully paid, and nonassessable.

Common Stock

As of the record date, 41,399,233 shares of common stock were issued and outstanding. First Bancorp’s common stock is listed on the NASDAQ GSM under the ticker symbol “FBNC”.

Voting Rights

All voting rights are vested in the holders of the First Bancorp common stock. Each holder of common stock is entitled to one vote per share on each matter submitted to a vote at a meeting of First Bancorp shareholders. With respect to the election of directors, holders of First Bancorp common stock may choose to elect directors by cumulative voting. If cumulative voting is in effect, each shareholder is entitled to multiply the number of votes he, she or it is entitled to cast by the number of directors for whom he, she or it is entitled to vote, and to cast the product for a single candidate or distribute the product among two or more candidates. Cumulative voting procedures will not be followed at an annual meeting unless a shareholder calls for cumulative voting as provided in First Bancorp’s articles of incorporation, by announcing at the meeting before the voting for directors starts, his, her or its intention to vote cumulatively.

Liquidation Rights

Upon liquidation, holders of First Bancorp’s common stock will be entitled to receive on a pro rata basis, after payment or provision for payment of all debts and liabilities, all of First Bancorp’s assets available for distribution, in cash or in kind. Because First Bancorp is a bank holding company, its rights and the rights of its creditors and shareholders to receive the assets of any subsidiary upon liquidation or recapitalization may be subject to prior claims of its bank subsidiary’s creditors, except to the extent First Bancorp may be deemed a creditor with recognized claims against its bank subsidiary.

Dividends

All shares of First Bancorp’s common stock are entitled to share equally in any dividends that First Bancorp’s board may declare on its common stock from sources legally available for distribution.

Other Provisions

Holders of First Bancorp common stock have no preemptive, subscription, redemption or conversion rights. First Bancorp common stock is not subject to any sinking fund, and the outstanding shares are fully paid and non-assessable.

Anti-Takeover Provisions

Certain provisions of First Bancorp’s articles of incorporation, bylaws and the NCBCA, as well as certain banking regulatory restrictions, may make it more difficult for someone to acquire control of First Bancorp or to remove management.

Advance Notice Provisions.    The bylaws of First Bancorp provide that for business to be brought properly before an annual meeting by a shareholder, the shareholder must have given timely notice of the business in writing to the Secretary. To be timely, the notice must be delivered or mailed to and received at the principal offices of First Bancorp not less than 60 days before the first anniversary of the mailing date of the proxy statement for the preceding year’s annual meeting. Notice of director nominations made by shareholders must be made in writing and received by the Secretary not less than 50 nor more than 75 days before the first anniversary of the date of First Bancorp’s proxy statement in connection with the last meeting of shareholders called for the election of directors. The notices must set forth certain information described in First Bancorp’s bylaws.

Special Meetings of Shareholders.    Under the bylaws, special meetings of shareholders may be called only by First Bancorp’s president, chief executive officer or board. So long as First Bancorp is a public company, under North Carolina law, its shareholders are not entitled to call a special meeting. In addition, at a special meeting, its shareholders may only consider business related to the purposes of the meeting set forth in the notice of meeting.

Regulatory Ownership Restrictions.    The BHC Act requires any “bank holding company,” as defined in the BHC Act, to obtain the approval of the Federal Reserve Board before acquiring 5% or more of First Bancorp common stock. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of First Bancorp common stock under the Change in Bank Control Act. Any company holding 25% or more of First Bancorp common stock, a holder of 33% or more of First Bancorp’s total equity or a holder of 5% or more of First Bancorp common stock if such holder otherwise exercises a “control” over First Bancorp, is subject to regulation as a bank holding company under the BHC Act.

Preferred Stock

First Bancorp is authorized to issue 5,000,000 shares of preferred stock, issuable in specified series and having specified voting, dividend, conversion, liquidation, and other rights and preferences as First Bancorp’s board may determine. The preferred stock may be issued for any lawful corporate purpose without further action by First Bancorp shareholders. The issuance of any preferred stock that has conversion rights might have the effect of diluting the interests of First Bancorp’s other shareholders. In addition, shares of preferred stock could be issued with certain rights, privileges, and preferences, which would deter a tender or exchange offer or discourage the acquisition of control of First Bancorp. No shares of preferred stock are issued and outstanding.

Transfer Agent and Registrar

The transfer agent and registrar for First Bancorp’s common stock is Computershare Limited.

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the merger is completed, First Carolina shareholders will be entitled to receive shares of First Bancorp common stock in exchange for their shares of First Carolina common stock. First Bancorp is organized under the laws of the State of North Carolina; whereas First Carolina is organized under the laws of the State of South Carolina. The following is a summary of the material differences between (i) the current rights of First Carolina shareholders under First Carolina’s articles of incorporation, bylaws and South Carolina law and (ii) the current rights of First Bancorp shareholders under First Bancorp’s articles of incorporation, bylaws and North Carolina law.

First Bancorp and First Carolina believe that this summary describes the material differences between the rights of First Bancorp shareholders as of the date of this proxy statement/prospectus and the rights of First Carolina shareholders as of the date of this proxy statement/prospectus; however, it does not purport to be a complete description of those differences. Copies of First Bancorp’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see the section of this proxy statement entitled “Where You Can Find More Information” beginning on page 80.

Differences in Legal Rights between Shareholders of First Carolina and First Bancorp

Following the merger you will no longer be a First Carolina shareholder and, if you receive shares of First Bancorp following the merger, your rights as a shareholder will no longer be governed by First Carolina’s articles of incorporation and bylaws. You will be a First Bancorp shareholder and your rights as a First Bancorp shareholder will be governed by First Bancorp’s articles of incorporation and bylaws. Your former rights as a First Carolina shareholder and your new rights as a First Bancorp shareholder are different in certain ways, including the following:

First Carolina Shareholder Rights	First Bancorp Shareholder Rights
Authorized, Issued and Outstanding Capital Stock

The articles of incorporation of First Carolina authorize the issuance of 500,000 shares of common stock, par value $5.00 per share. First Carolina does not have any authorized preferred stock. As of the record date, there were 135,339 shares of First Carolina common stock issued and outstanding.

The authorized capital stock of First Bancorp currently consists of 60,000,000 shares of common stock, no par value per share, and 5,000,000 shares of preferred stock, no par value per share. As of the record date, 41,399,233 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding.

Shareholder Ability to Call Special Meetings

The bylaws of First Carolina provide that special meetings may be called by (a) the president, the chairman of the board of directors or a majority of the board of directors, or (b) the holders of not less than ten percent (10%) of all shares entitled to vote at such meeting.

The bylaws of First Bancorp provide that special meetings may be called by First Bancorp’s Chief Executive Officer, President, or by First Bancorp’s board.
Advance Notice Requirements for Shareholder Proposals
First Carolina’s bylaws do not contain an advance-notice provision governing shareholder proposals or director nominations.

The bylaws of First Bancorp provide that for business to be brought properly before an annual meeting by a shareholder, the shareholder must have given timely notice of the business in writing to the Secretary. To be timely, the notice must be delivered or mailed to and received at the principal offices of First Bancorp not less than 60 days before the first anniversary of the date of the proxy statement for the preceding year’s annual meeting.

A shareholder’s notice must set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting,

First Carolina Shareholder Rights	First Bancorp Shareholder Rights

(ii) the name and address as they appear on First Bancorp’s books of the shareholder proposing such business, (iii) the class, series, and number of First Bancorp’s shares that are owned of record and beneficially by such shareholder, and (iv) any material interest of such shareholder in such business.

Number of Directors

The bylaws provide that the first board of directors will be comprised of the number of directors noted in the articles of incorporation. The articles provided for three original directors. Thereafter the bylaws allow for the number of directors to be set by resolution of the board of directors or the shareholders. The board of directors of First Carolina currently consists of five directors.

The bylaws of First Bancorp provide that the number of directors on the First Bancorp board may range from seven to 25. The number of directors may be fixed from time to time by the First Bancorp board. The First Bancorp board currently has 13 directors.

Structure of the Board
Directors are elected at each annual meeting of the shareholders, and hold office until the next annual meeting of shareholders and until their successors are elected and qualified.

The bylaws of First Bancorp provide that the terms of office for directors continue until the next annual meeting and until their successors are elected and qualified. Accordingly, First Bancorp directors serve one-year terms.

Removal of Directors

The bylaws of First Carolina provide that directors may be removed with or without cause by a majority vote of the holders of the shares entitled to vote at an election of directors. The board of directors may remove a director only for cause, at a specially called meeting of the board devoted solely to considering the removal and replacement of such director.

The bylaws of First Bancorp provide that directors may be removed, with or without cause, by an affirmative vote of the holders of a majority of the shares entitled to vote on the election of directors.

Approval of Business Transactions

The articles of incorporation of First Carolina do not provide for a requisite vote for plans of merger, consolidation, or plans of share exchange or sales of all or substantially all of the assets of First Carolina. Under the SCBCA, a merger must be approved by two-thirds of all votes entitled to be cast on the merger by each voting group entitled to vote, unless the articles of incorporation require a different vote. This threshold is higher than the threshold generally applicable in many other states.

Neither the articles of incorporation nor the bylaws of First Bancorp require any supermajority vote of common stock holders for the approval of business transactions.
Other Shareholder Protections

The South Carolina business combination statute applies only to corporations with a class of voting shares registered under Section 12 of the Exchange Act. Because First Carolina is not subject to the reporting requirements of the Exchange Act and has no class of securities registered under Section 12 of the Exchange Act, the South Carolina business combination statute is inapplicable to First Carolina.

The North Carolina Shareholder Protection Act generally requires that, unless certain “fair price” and procedural requirements are satisfied, an affirmative vote of 95% of a public corporation’s voting shares is required to approve certain business combination transactions with another entity that is the beneficial owner, directly or indirectly, of more than 20% of the corporation’s voting shares or which is an affiliate of the corporation and previously has been a 20% beneficial holder of such shares. First Bancorp has not opted out of the Act by expressly providing in its articles of incorporation that the provisions of the Act are not applicable to First Bancorp.

First Carolina Shareholder Rights	First Bancorp Shareholder Rights
Control Share Acquisitions

The South Carolina Control Share Acquisitions statute, Section 35-2-101 et seq. of the SCBCA, applies only to corporations with a class of voting shares registered under Section 12 of the Exchange Act. Because First Carolina is not subject to the reporting requirements of the Exchange Act and has no class of securities registered under Section 12 of the Exchange Act, the South Carolina Control Share Acquisitions statute is inapplicable to First Carolina.

The North Carolina Control Share Acquisition Act generally provides that, except as provided below, “control shares” will not have any voting rights. Control shares are shares acquired by a person under certain circumstances which, when added to other shares owned, would give such person effective control over one-fifth, one-third, or a majority of all voting power in the election of the corporation’s directors. However, voting rights will be restored to control shares by resolution approved by the affirmative vote of the holders of a majority of the corporation’s voting stock (other than shares held by the owner of the control shares, officers of the corporation, and directors of the corporation). If voting rights are granted to control shares which give the holder a majority of all voting power in the election of the corporation’s directors, then the corporation’s other shareholders may require the corporation to redeem their shares at their fair value. First Bancorp has not opted out of the Act by expressly providing in its articles of incorporation that the provisions of the Act are not applicable to First Bancorp.

Limitation of Personal Liability of Directors and Officers; Indemnification

First Carolina’s bylaws provide that First Carolina has the power to indemnify any person who is or was a director against expenses (including attorneys’ fees), judgments, penalties, fines, settlements and other similar costs actually and reasonably incurred in connection with any threatened, pending or completed action, suit or other proceeding by reason of the fact that such person is or was a director of First Carolina, if the director conducted himself in good faith and met the standard of conduct set forth in the bylaws. This power includes the power to pay or reimburse reasonable expenses incurred by a director in advance of the final disposition of the proceeding, subject to the determination, written affirmation, and written undertaking to repay required by the bylaws. First Carolina also has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent against any liability asserted against and incurred by such person in that capacity, whether or not First Carolina would have the power to indemnify against such liability under its bylaws.

First Bancorp’s articles of incorporation provide that no director of First Bancorp shall be personally liable to First Bancorp or its shareholders for breach of his or her duty of care or other duty as a director, but only to the extent permitted from time to time by the NCBCA. First Bancorp’s bylaws provide that any person who at any time serves or has served as a director or officer of First Bancorp or of any wholly owned subsidiary of First Bancorp, or in such capacity at the request of First Bancorp for any other foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under any employee benefit plan of First Bancorp or of any wholly owned subsidiary thereof has the right to be indemnified and held harmless by First Bancorp to the fullest extent from time to time permitted by law against all liabilities and litigation expenses in the event a claim is made or threatened against that person in, or that person is made or threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not brought by or on behalf of First Bancorp, including all appeals therefrom, arising out of that person’s status as such or that person’s activities in any such capacity; provided, however, that such indemnification shall not be available with respect to (a) that portion of any liabilities or litigation expenses with respect to which the claimant is entitled to receive payment under any insurance policy or (b) any liabilities or litigation expenses incurred on account of any of the claimant’s activities which were at the time taken known or believed by the claimant to be clearly in conflict with the best interests of First Bancorp.

First Carolina Shareholder Rights	First Bancorp Shareholder Rights
Shareholder Action Without Meeting

The SCBCA provides that action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting, if the action is taken by all the shareholders entitled to vote on the action. First Carolina’s articles of incorporation and bylaws do not change this default provision.

The NCBCA provides that action required or permitted to be taken at a shareholders’ meeting may be taken without a meeting and without prior notice (except as provided below), if the action is taken by all the shareholders entitled to vote on the action.

Unless the articles of incorporation otherwise provide, if shareholder approval is required for (i) an amendment to the articles of incorporation, (ii) a plan of merger or share exchange, (iii) a plan of conversion, (iv) the sale, lease, exchange, or other disposition of all, or substantially all, of First Bancorp’s property, or (v) a proposal for dissolution, and the approval is to be obtained through action without meeting, First Bancorp must give its shareholders, other than shareholders who consent to the action, written notice of the proposed action at least 10 days before the action is taken.

First Bancorp’s articles of incorporation and bylaws do not change this default provision.

Amendments to Articles of Incorporation and Bylaws

Under the SCBCA, amendments to the articles of incorporation generally require approval by two-thirds of the votes entitled to be cast on the amendment by each voting group entitled to vote, unless the articles require a different vote. Certain amendments, such as those that would adversely alter the rights of a particular class of shares, require approval by that class as a separate voting group. The First Carolina bylaws may be altered, amended or repealed concurrently by the First Carolina Board and the shareholders, subject to the right of the shareholders to repeal the authority of the board of directors to alter, amend or repeal the bylaws or to adopt new bylaws.

The NCBCA provides that a corporation’s articles of incorporation generally may be amended upon approval by the board of directors and the holders of a majority of the outstanding shares of such corporation’s common stock entitled to vote on the amendment.

First Bancorp’s articles of incorporation do not change this default provision.

First Bancorp’s bylaws provide that except as otherwise provided in a bylaw adopted by the shareholders, the articles of incorporation, or the NCBCA, the First Bancorp board may amend or repeal the bylaws, except that a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the First Bancorp board if neither the articles of incorporation nor a bylaw adopted by the shareholders authorizes the First Bancorp board to adopt, amend or repeal that particular bylaw or the bylaws generally.

First Carolina Shareholder Rights	First Bancorp Shareholder Rights
Voting Rights

The holders of First Carolina common stock possess exclusive voting power, except as otherwise provided by law or by the articles of incorporation and any amendments thereto. Each outstanding share of First Carolina common stock is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Each outstanding share of other classes of stock, if any, shall have such voting rights as may be set forth in the articles of incorporation and any amendments thereto. The articles of incorporation expressly deny cumulative voting for the election of directors as well as pre-emptive rights.

All voting rights are vested in the holders of First Bancorp common stock. Each holder of First Bancorp common stock is entitled to one vote per share on each matter submitted to a vote at a meeting of shareholders. With respect to the election of directors, holders of First Bancorp common stock may choose to elect directors by cumulative voting. If cumulative voting is in effect, each shareholder is entitled to multiply the number of votes he, she or it is entitled to cast by the number of directors for whom he, she or it is entitled to vote, and to cast the product for a single candidate or distribute the product among two or more candidates. Cumulative voting procedures will not be followed at an annual meeting unless a shareholder calls for cumulative voting as provided in First Bancorp’s articles of incorporation, by announcing at the meeting before the voting for directors starts, his, her or its intention to vote cumulatively.

COMPARATIVE MARKET PRICES AND DIVIDENDS

First Bancorp common stock is listed on the NASDAQ GSM under the symbol “FBNC.” First Carolina common stock is not listed or quoted on any securities exchange or quotation system. The following table sets forth the high and low reported closing sale prices per share of First Bancorp common stock, and the cash dividends declared per share for the periods indicated.

	First Bancorp Common Stock
	High	Low	Dividend
2024
First Quarter	$37.17	$33.28	$0.22
Second Quarter	$35.36	$29.79	$0.22
Third Quarter	$44.54	$31.65	$0.22
Fourth Quarter	$49.20	$40.32	$0.22
2025
First Quarter	$45.94	$38.72	$0.22
Second Quarter	$44.09	$36.02	$0.23
Third Quarter	$55.55	$45.56	$0.23
Fourth Quarter	$53.55	$46.32	$0.23
2026
First Quarter	$62.23	$50.91	$0.24
Second Quarter	$64.05	$55.75	$0.24
Third Quarter	$66.34	$61.11	$0.24

On July 13, 2026, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of First Bancorp common stock as reported on the NASDAQ GSM were $64.37 and $63.42, respectively. On October 6, 2026, the last practicable trading day prior to printing of this proxy statement/prospectus, the high and low sales prices of shares of First Bancorp common stock as reported on the NASDAQ GSM were $61.52 and $59.70, respectively.

There is no established public trading market for First Carolina common stock. First Carolina common stock is not listed or quoted on any national securities exchange, the NASDAQ GSM, or any other quotation system.

As of October 1, 2026, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information for First Bancorp and First Carolina, respectively, there were approximately 3,279 registered holders of First Bancorp common stock, and approximately 87 registered holders of First Carolina common stock.

First Carolina’s shareholders are advised to obtain current market quotations for First Bancorp common stock. The market price of First Bancorp common stock will fluctuate between the date of this proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of First Bancorp common stock before or after the effective date of the merger. Changes in the market price of First Bancorp common stock prior to the completion of the merger will affect the market value of the stock consideration that First Carolina shareholders will receive upon completion of the merger.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT OF FIRST BANCORP

The following table sets forth certain information as of October 1, 2026, unless otherwise specified, with respect to shares of First Bancorp common stock beneficially owned by: (i) each person known to First Bancorp to be the beneficial owner of more than 5% of First Bancorp’s common stock; (ii) each director and each executive officer of First Bancorp as of October 1, 2026; and (iii) all First Bancorp directors and executive officers as a group. This information has been provided by each of the directors and executive officers at First Bancorp’s request or derived from statements filed with the SEC pursuant to Section 13(d) or 13(g) of the Exchange Act. Beneficial ownership of securities means the possession, directly or indirectly, through any formal or informal arrangement, either individually or in a group, of voting power (which includes the power to vote, or to direct the voting of, such security) and/or investment power (which includes the power to dispose of, or to direct the disposition of, such security). Unless otherwise indicated, to First Bancorp’s knowledge the beneficial owner has sole voting and dispositive power over the shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percentage of Class(2)
5% Shareholders:
BlackRock Inc.	5,779,189	(3)	13.96%
Vanguard Capital Management	2,076,036	(4)	5.01%
FMR LLC	3,640,136	(5)	8.79%
State Street	2,074,716		5.01%
Directors:
Richard H. Moore	143,725		*
Gregory A. Currie, Jr.	65,367		*
James C. Crawford, III	76,488	(7)	*
Suzanne S. DeFerie	69,369		*
Abby J. Donnelly	17,544	(8)	*
Peter Hans	863		*
Michael G. Mayer	43,371	(6)	*
John W. McCauley	21,357		*
Carlie C. McLamb, Jr.	198,262	(9)	*
Katherine C. Nevin	1,094		*
Dexter V. Perry	8,533		*
O. Temple Sloan, III	17,383		*
Frederick L. Taylor, II	42,631	(10)	*
Non-Director Executive Officers:
Elizabeth B. Bostian	35,985		*
Christian A. Wilson	12,482		*
Directors and Executive Officers as a Group (15 persons)	754,453		1.82%

____________

*        Indicates beneficial ownership of less than 1% of the issued and outstanding shares.

(1)      Unless otherwise indicated, each individual has sole voting and investment power with respect to all shares beneficially owned by such individual, including executive officers’ reported shares in our 401(k) defined contribution plan (“401(k) Plan”). Participants in the 401(k) Plan have the right to direct the trustee of the Plan as to how to vote the shares credited to his/her account under the 401(k) Plan.

(2)      Based on a total of 41,399,233 shares of First Bancorp common stock outstanding as of October 1, 2026.

(3)      Based on a Schedule 13G/A filed by BlackRock Inc. on January 23, 2024, that indicates it has sole power to vote 5,705,926 shares and sole power to dispose of 5,779,189 shares.

(4)      Based on a Schedule 13G filed by Vanguard Capital Management on April 29, 2026, that indicates it has sole power to vote 303,852 shares, and sole power to dispose of 2,076,036 shares.

(5)      Based on a Schedule 13G/A filed by FMR LLC on May 6, 2026, that indicates it has sole power to vote 3,629,393 shares and sole power to dispose of 3,640,136 shares.

(6)      Mr. Mayer’s shares include 1,017 shares held by his spouse.

(7)      Mr. Crawford’s shares include 8,325 shares held by his spouse and 6,600 shares held jointly with his children.

(8)      Ms. Donnelly’s shares include 6,028 shares in a Rabbi Trust for director fees accumulated during her service as a director of a previously acquired institution.

(9)      Mr. McLamb’s shares include 33,139 shares held by his spouse, 37,999 shares held by a company of which Mr. McLamb is a part owner and 106,117 shares held by a trust for which Mr. McLamb is the trustee.

(10)    Mr. Taylor’s shares include 2,400 shares held jointly with his children.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF First Carolina

The following table sets forth information regarding the beneficial ownership of First Carolina common stock as of October 1, 2026 by: (i) each director of First Carolina; (ii) each named executive officer of First Carolina; (iii) all directors and executive officers of First Carolina as a group; and (iv) each person known by First Carolina to beneficially own more than 5% of the outstanding shares of First Carolina common stock.

Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise indicated in the footnotes to the table, each person listed below has sole voting and investment power with respect to the shares shown as beneficially owned. The address of each person listed below is c/o First Carolina Bancshares Corporation, 185 West Evans Street, Florence, South Carolina 29501. As of October 1, 2026, 135,339 shares of First Carolina common stock were issued and outstanding.

Name of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percentage of Outstanding Shares
Directors and Named Executive Officers
Rick Beasley(2)	23,923	17.7%
R.W. DeMaurice, III(3)	7,452	5.5%
James O. Morphis	2,536	1.9%
Vera B. Herbert	1,704	1.3%
Harold D. Branton	50	*
J. Ronald Ward	7	*
All directors and executive officers as a group (seven persons)(4)	36,022	26.6%
Other Beneficial Owners of More Than 5%
David M. Beasley(5)	38,377	28.4%
Megan Beasley Gioldasis	9,565	7.1%
Daniel Edward Beasley	9,564	7.1%
Richard Ethan Beasley	9,564	7.1%

____________

*        Represents beneficial ownership of less than 1%.

(1)      Beneficial ownership includes shares over which the applicable person has sole or shared voting or investment power. Shares of First Carolina common stock that a person has the right to acquire within 60 days after October 1, 2026 are deemed outstanding for purposes of calculating that person’s percentage ownership, but are not deemed outstanding for purposes of calculating the percentage ownership of any other person. Except as otherwise indicated, the percentages shown are based on 135,339 shares of First Carolina common stock outstanding as of October 1, 2026.

(2)      Mr. Beasley is also a beneficial owner of more than 5% of the outstanding shares of First Carolina common stock.

(3)      Mr. DeMaurice is also a beneficial owner of more than 5% of the outstanding shares of First Carolina common stock.

(4)      Consists of 36,022 shares of First Carolina common stock beneficially owned by all directors and executive officers of First Carolina as of October 1, 2026. Shares as to which more than one member of the group shares beneficial ownership, if any, are included only once.

(5)      Consists of 17,977 shares held directly by Mr. Beasley and an aggregate of 20,400 shares held in eight trust or custodial accounts for which Mr. Beasley serves as trustee or custodian with sole voting and investment power.

LEGAL MATTERS

The validity of the First Bancorp common stock to be issued in connection with the merger will be passed upon for First Bancorp by Brooks Pierce. Certain U.S. federal income tax consequences relating to the merger will be passed upon for First Bancorp and First Carolina by Brooks Pierce. See the section of this proxy statement/prospectus entitled “U.S. Federal Income Tax Consequences of the Merger and Opinion of Tax Counsel.”

EXPERTS

The consolidated financial statements of First Bancorp appearing in its Annual Report on Form 10-K as of December 31, 2025 and for the year ended December 31, 2025 incorporated by reference herein have been so incorporated in reliance on the report of Crowe LLP, independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of First Bancorp as of December 31, 2024 and for each of the two years in the period ended December 31, 2024, incorporated by reference in this proxy statement/prospectus have been so incorporated in reliance on the report of BDO USA, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

First Bancorp

It is presently anticipated that First Bancorp’s 2027 annual meeting of First Bancorp shareholders will be held in April 2027. In order for shareholder proposals to be included in the proxy materials solicited by the First Bancorp board for that meeting, proposals (other than director nominations), must be received by First Bancorp’s Corporate Secretary at 205 SE Broad Street, Southern Pines, North Carolina 28387, no later than November 19, 2026 and meet all other applicable requirements for inclusion in the proxy material. If the proposal is not received by November 19, 2026, the proposal will not be considered timely. To be considered for inclusion in the proxy materials solicited by the First Bancorp board for First Bancorp’s 2027 annual meeting, First Bancorp shareholder proposals involving a director nomination must be received by First Bancorp’s Corporate Secretary prior to January 28, 2027, but not earlier than January 1, 2027.

The Bylaws of First Bancorp establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of shareholders of First Bancorp. Subject to any other applicable requirements, only such business may be conducted at an annual meeting of the shareholders as has been brought before the meeting by, or at the direction of, the First Bancorp board or by a shareholder who has given to the Corporate Secretary of First Bancorp timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. The Chair of the meeting has the authority to make such determinations. To be timely, written notice of other business to be brought before any annual meeting must be received by the Secretary of First Bancorp not less than 60 days before the first anniversary of the mailing date of First Bancorp’s proxy statement in connection with the last annual meeting. The notice of any shareholder proposal must set forth the various information required under the bylaws. The person submitting the notice must provide, among other things, the name and address under which such shareholder appears on First Bancorp’s books and the class and number of shares of First Bancorp’s capital stock that are beneficially owned by such shareholder. Any shareholder desiring a copy of First Bancorp’s bylaws will be furnished one without charge upon written request to the Corporate Secretary of First Bancorp at the address noted above.

First Carolina

First Carolina will hold a 2027 annual meeting of shareholders only if the merger is not completed. First Carolina is not subject to the reporting requirements of the Exchange Act, and its bylaws do not establish an advance notice deadline for shareholder proposals or director nominations. Accordingly, if the merger is not completed, shareholder proposals and director nominations with respect to First Carolina’s 2027 annual meeting will be governed by First Carolina’s articles of incorporation and bylaws and applicable South Carolina law.

WHERE YOU CAN FIND MORE INFORMATION

First Carolina is not subject to the reporting requirements of the Exchange Act and does not file reports or other information with the SEC. Accordingly, information regarding First Carolina, including its business, financial condition and results of operations, is included in this proxy statement/prospectus.

First Bancorp is filing with the SEC this registration statement under the Securities Act of 1933, as amended, to register the issuance of the shares of First Bancorp common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of First Bancorp in addition to being a proxy statement for First Carolina shareholders. The registration statement, including this proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about First Bancorp and First Bancorp common stock.

First Bancorp also files reports, proxy statements and other information with the SEC under the Exchange Act. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, such as First Bancorp, who file electronically with the SEC. The address of the site is www.sec.gov. The reports and other information filed by First Bancorp with the SEC are also available at First Bancorp’s website at www.localfirstbank.com under the tab “About,” and then under the heading “Investor Relations,” and then under the heading “SEC Filings.” The web addresses of the SEC and First Bancorp are included as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those web sites is not part of this proxy statement/prospectus.

The SEC allows First Bancorp to incorporate by reference information in this proxy statement/prospectus. This means that First Bancorp can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that First Bancorp previously filed with the SEC. They contain important information about the companies and their financial condition.

First Bancorp SEC Filings (SEC File No. 000-15572)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2025
Annual Report on Form 11-K	Filed on June 17, 2026
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2026 and June 30, 2026
Current Reports on Form 8-K

Filed on January 27, 2026, March 2, 2026, March 13, 2026, April 28, 2026, April 29, 2026, June 12, 2026, July 14, 2026, and September 15, 2026 (other than those portions of the documents deemed to be furnished and not filed)

Definitive Proxy Statement on Schedule 14A	Filed March 19, 2026
The description of First Bancorp common stock set forth in Exhibit 4.B to the Annual Report on Form 10-K and any amendment or report filed for the purpose of updating such description	Filed on February 25, 2026

In addition, First Bancorp also incorporates by reference additional documents filed with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the special meeting, provided that First Bancorp is not incorporating by reference any information furnished to, but not filed with, the SEC.

Except where the context otherwise indicates, First Bancorp has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to First Bancorp, and First Carolina has supplied all information contained or incorporated by reference relating to First Carolina.

Documents incorporated by reference are available from First Bancorp and First Carolina without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following address and phone number:

First Bancorp	First Carolina Bancshares Corporation
Third Floor 101 N. Spring Street Greensboro, North Carolina 27401 Attn: Investor Relations Telephone: (910) 246-2500	185 West Evans Street Florence, South Carolina 29501 Attn: R.W. DeMaurice, III, Corporate Secretary Telephone: (843) 398-2912

First Carolina shareholders requesting documents must do so by November 9, 2026 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from First Bancorp or First Carolina, then First Bancorp and First Carolina, respectively, will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

Neither First Bancorp nor First Carolina has authorized anyone to give any information or make any representation about the merger or the companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

By and Between

FIRST CAROLINA BANCSHARES CORPORATION

and

FIRST BANCORP

July 13, 2026

Annex A Page Nos.
LIST OF EXHIBITS		A-iii
AGREEMENT AND PLAN OF MERGER		A-1
ARTICLE I TRANSACTIONS AND TERMS OF MERGER and reorganization		A-1
1.1	Merger.	A-1
1.2	Time and Place of Closing.	A-1
1.3	Effective Time.	A-1
1.4	Restructure of Transactions.	A-2
1.5	Bank Merger.	A-2
1.6	Tax Treatment of the Merger.	A-2

ARTICLE II TERMS OF MERGER		A-2
2.1	Articles of Incorporation.	A-2
2.2	Bylaws.	A-2
2.3	Directors and Officers.	A-2

ARTICLE III MANNER OF CONVERTING SHARES		A-3
3.1	Effect on Seller Stock.	A-3
3.2	Adjustment of Merger Consideration.	A-3
3.3	Exchange Procedures.	A-5
3.4	Effect on Buyer Common Stock.	A-6
3.5	Rights of Former Seller Shareholders.	A-6
3.6	Fractional Shares.	A-6
3.7	Dissenters.	A-6

article IV REPRESENTATIONS AND WARRANTIES OF SELLER		A-7
4.1	Organization, Standing, and Power.	A-7
4.2	Authority of Seller; No Breach By Agreement.	A-7
4.3	Capital Stock.	A-8
4.4	Seller Subsidiaries.	A-8
4.5	Exchange Act Filings; Securities Offerings; Financial Statements.	A-9
4.6	Absence of Undisclosed Liabilities.	A-10
4.7	Absence of Certain Changes or Events.	A-10
4.8	Tax Matters.	A-10
4.9	Allowance for Loan Losses; Loan and Investment Portfolio, etc.	A-12
4.10	Assets.	A-13
4.11	Intellectual Property.	A-14
4.12	Environmental Matters.	A-14
4.13	Compliance with Laws.	A-15
4.14	Labor Relations.	A-16
4.15	Employee Benefit Plans.	A-16
4.16	Material Contracts.	A-19
4.17	Privacy of Customer Information.	A-20
4.18	Legal Proceedings.	A-20
4.19	Reports.	A-20
4.20	Internal Control.	A-20
4.21	Extensions of Credit to Executive Officers and Directors.	A-21
4.22	Approvals.	A-21
4.23	Takeover Laws and Provisions.	A-21

Annex A-i

Annex A Page Nos.
4.24	Brokers and Finders; Opinion of Financial Advisor.	A-21
4.25	Deposit Insurance.	A-22
4.26	Community Reinvestment Act, Anti-Money Laundering and Customer Information Security.	A-22
4.27	Trust Business; Administration of Fiduciary Accounts.	A-22
4.28	Investment Management and Related Activities.	A-22
4.29	Board of Directors Recommendation.	A-22
4.30	Statements True and Correct	A-22
4.31	Delivery of Seller Disclosure Memorandum.	A-23
4.32	No Additional Representations.	A-23

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER		A-23
5.1	Organization, Standing, and Power.	A-23
5.2	Authority of Buyer; No Breach By Agreement.	A-23
5.3	Capital Stock.	A-24
5.4	Exchange Act Filings; Financial Statements.	A-24
5.5	Absence of Undisclosed Liabilities.	A-25
5.6	Absence of Certain Changes or Events.	A-25
5.7	Tax Matters.	A-25
5.8	Compliance with Laws.	A-26
5.9	Legal Proceedings.	A-26
5.10	Reports.	A-27
5.11	Internal Control.	A-27
5.12	Approvals.	A-27
5.13	Brokers and Finders; Opinion of Financial Advisor.	A-27
5.14	Certain Actions.	A-27
5.15	Available Consideration.	A-28
5.16	Board of Directors Recommendation.	A-28
5.17	Statements True and Correct.	A-28
5.18	Delivery of Buyer Disclosure Memorandum.	A-28
5.19	No Additional Representations.	A-28

ARTICLE VI CONDUCT OF BUSINESS PENDING CONSUMMATION		A-28
6.1	Affirmative Covenants of Seller and Buyer.	A-28
6.2	Negative Covenants of Seller.	A-29
6.3	Negative Covenants of Buyer.	A-31
6.4	Control of the Other Party’s Business.	A-32
6.5	Adverse Changes in Condition.	A-32
6.6	Reports.	A-32
6.7	Buyer Entity Use and Disclosure of IIPI.	A-32

ARTICLE VII ADDITIONAL AGREEMENTS		A-32
7.1	Shareholder Approval.	A-32
7.2	Registration of Buyer Common Stock.	A-33
7.3	Other Offers, etc.	A-34
7.4	Consents of Regulatory Authorities.	A-35
7.5	Agreement as to Efforts to Consummate.	A-35
7.6	Investigation and Confidentiality.	A-35
7.7	Press Releases.	A-36

Annex A-ii

Annex A Page Nos.
7.8	Charter Provisions.	A-36
7.9	Employee Benefits and Contracts.	A-36
7.10	Conversion Bonus Plan; Retention Plan.	A-38
7.11	Indemnification.	A-38
7.12	Tax Covenants of Buyer.	A-39

ARTICLE VIII CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE		A-39
8.1	Conditions to Obligations of Each Party.	A-39
8.2	Conditions to Obligations of Buyer.	A-40
8.3	Conditions to Obligations of Seller.	A-41

ARTICLE IX TERMINATION		A-42
9.1	Termination.	A-42
9.2	Effect of Termination.	A-42
9.3	Termination Fee.	A-43
9.4	Non-Survival of Representations and Covenants.	A-43

ARTICLE X MISCELLANEOUS		A-43
10.1	Definitions.	A-43
10.2	Expenses.	A-52
10.3	Brokers and Finders.	A-52
10.4	Entire Agreement.	A-52
10.5	Amendments.	A-52
10.6	Waivers.	A-52
10.7	Assignment.	A-53
10.8	Notices.	A-53
10.9	Governing Law.	A-53
10.10	Counterparts.	A-53
10.11	Captions; Articles and Sections.	A-54
10.12	Interpretations.	A-54
10.13	Enforcement of Agreement.	A-54
10.14	Severability.	A-54

LIST OF EXHIBITS

Exhibit	Description
A	Form of Agreement and Plan of Bank Merger
B	Form of Support Agreement
C	Form of Non-Competition and Non-Disclosure Agreement
D	Form of Claims Letter
E	Form of Closing Statement

Annex A-iii

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) dated as of July 13, 2026, is by and between First Bancorp, a North Carolina corporation (“Buyer”), and First Carolina Bancshares Corporation, a South Carolina corporation (“Seller”). Capitalized terms used in this Agreement but not defined elsewhere herein shall have the meanings assigned to them in Section 10.1 hereof.

Recitals

WHEREAS, the respective boards of directors of Buyer and Seller have determined that it is in the best interests of their respective companies and shareholders for Seller to merge with and into Buyer, with Buyer being the surviving entity (the “Merger”) pursuant to the terms of this Agreement and have unanimously approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, whereby the issued and outstanding shares of Seller Stock will be converted into the right to receive the Merger Consideration from Buyer;

WHEREAS, the board of directors of Seller has recommended that Seller’s shareholders approve this Agreement and the transactions contemplated hereby (the “Seller Recommendation”);

WHEREAS, as a material inducement and as additional consideration to Buyer to enter into this Agreement, the directors, executive officers and/or certain shareholders of Seller have entered into a Support Agreement in the form attached hereto as Exhibit B (the “Support Agreement”), a Non-Competition and Non-Solicitation Agreement on the form attached hereto as Exhibit C (the “Non-Competition Agreement”), and/or a Claims Letter in the form attached hereto as Exhibit D (the “Claims Letter”).

WHEREAS, the Merger is subject to the approvals of the shareholders of Seller and regulatory agencies, and the satisfaction of certain other conditions described in this Agreement; and

WHEREAS, Buyer and Seller desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

TRANSACTIONS AND TERMS OF MERGER AND REORGANIZATION

1.1         Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time, Seller shall merge with and into Buyer in accordance with the North Carolina Business Corporation Act (the “NCBCA”) and Title 33 of the South Carolina Code of Laws (the “SC Code”), and Buyer shall be the Surviving Corporation resulting from the Merger and shall continue to be governed by the Laws of the State of North Carolina. The Merger shall be consummated in accordance with the terms and subject to the conditions of this Agreement.

1.2         Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at 11:00 A.M. Eastern Time on the date that the Effective Time occurs, or at such other time as the Parties, acting through their authorized officers, may mutually agree. The Closing shall be held at such location as may be mutually agreed upon by the Parties and may be effected by electronic or other transmission of signature pages, as mutually agreed upon by the parties.

1.3         Effective Time.

The Merger shall be consummated by filing Articles of Merger reflecting the Merger (the “Articles of Merger”) with the Secretary of State of North Carolina and the Secretary of State of South Carolina. The Merger shall become effective (the “Effective Time”) when the Articles of Merger have been accepted for filing by the Secretary of State of North Carolina and the Secretary of State of South Carolina or at such later time as may be mutually agreed upon by Buyer and Seller and specified in the Articles of Merger. Subject to the terms and conditions hereof, unless otherwise

Annex A-1

mutually agreed upon in writing by the authorized officers of each Party, the Parties shall use their reasonable efforts to cause the Effective Time to occur within five (5) Business Days of the last of the following dates to occur: (i) the effective date (including expiration of any applicable waiting period) of the last required Consent of any Regulatory Authority having authority over and approving or exempting the Merger, (ii) the date on which the shareholders of Seller approve this Agreement, or (iii) expiration of the period specified in Section 9.1(d).

1.4         Restructure of Transactions.

Buyer shall have the right to modify the structure of the Merger contemplated by this Agreement by merging Seller directly with and into a subsidiary of Buyer, provided, that no such revision to the structure of the Merger (i) shall result in any changes in the amount or form of consideration which the holders of shares of Seller Stock are entitled to receive under this Agreement, (ii) would unreasonably impede or delay consummation of the Merger, (iii) shall impose any less favorable terms or conditions on Seller, or (iv) affect the Tax Treatment of the Merger. Buyer shall give written notice to Seller of any such modification in the manner provided in Section 10.8, which notice shall be in the form of an amendment to this Agreement or in the form of an Amended and Restated Agreement and Plan of Merger and Reorganization, and the addition of such other exhibits hereto as are reasonably necessary or appropriate to effect such change.

1.5         Bank Merger.

Concurrently with the execution and delivery of this Agreement, First Bank (“Buyer Bank”), a wholly owned subsidiary of Buyer, and Carolina Bank & Trust Company (the “Bank”), a wholly owned subsidiary of Seller, shall enter into the Agreement and Plan of Bank Merger, in the form attached hereto as Exhibit A, with such changes thereto as Buyer and Seller shall mutually agree, pursuant to which the Bank will merge with and into Buyer Bank (the “Bank Merger”). The Bank Merger shall not occur prior to the Effective Time.

1.6         Tax Treatment of the Merger.

It is intended by the Parties that the Merger constitute a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). The Parties agree to cooperate and use their best efforts in order to qualify the transactions contemplated herein as a reorganization under Section 368(a)(1)(A) of the Code, to not take any action that could reasonably be expected to cause the Merger to fail to so qualify, and to report the Merger for federal, state and any local income Tax purposes in a manner consistent with such characterization.

ARTICLE II

TERMS OF MERGER

2.1         Articles of Incorporation.

The articles of incorporation of Buyer in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until otherwise duly amended or repealed.

2.2         Bylaws.

The bylaws of Buyer in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until otherwise duly amended or repealed.

2.3         Directors and Officers.

The directors of Buyer in office immediately prior to the Effective Time, together with such additional natural Persons as may thereafter be elected or validly appointed, shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s bylaws, until the earlier of their resignation, removal or otherwise ceasing to be a director. The officers of Buyer in office immediately prior to the Effective Time, together with such additional natural Persons as may thereafter be appointed, shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Surviving Corporation’s bylaws, until the earlier of their resignation, removal or otherwise ceasing to be an officer.

Annex A-2

ARTICLE III

MANNER OF CONVERTING SHARES

3.1         Effect on Seller Stock.

(a) At the Effective Time, in each case subject to Section 3.1(d), Section 3.2, Section 3.3 and Section 3.7, by virtue of the Merger and without any action on the part of the Parties, each share of Seller Stock that is issued and outstanding immediately prior to the Effective Time (other than the Extinguished Shares and shares of Seller Stock as to which Dissenters’ Rights have been perfected) shall be converted into the right to receive (i) cash in the amount of $294.94 (the “Cash Consideration”), less any applicable withholding, and (ii) a number of duly authorized, validly issued, fully paid and non-assessable shares of Buyer Common Stock equal to 14.5340 (the “Exchange Ratio”) (the “Stock Consideration”, and with the Cash Consideration and the Stock Consideration together referred to herein with respect to a share of Seller Stock as the “Per Share Purchase Price” and with respect to shares of Seller Stock in the aggregate as the “Merger Consideration”).

(b) At the Effective Time, all shares of Seller Stock shall no longer be outstanding, shall automatically be cancelled and retired, and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Seller Stock (the “Certificates”) or the book entry notation of evidencing ownership thereof shall thereafter represent only the right to receive the Merger Consideration.

(c) If, prior to the Effective Time, the outstanding shares of Seller Stock, the outstanding shares of Buyer Common Stock or any Rights with respect to Buyer Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities, in each case as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Merger Consideration. For the avoidance of doubt, Buyer shall have the right to grant additional stock options and other equity based awards under its existing equity based compensation plans, without triggering an adjustment to the Merger Consideration under this Section 3.1(c).

(d) Each share of Seller Stock issued and outstanding immediately prior to the Effective Time and owned by any of the Parties or their respective Subsidiaries (in each case other than shares of Seller Stock held on behalf of third parties in trust accounts, managed accounts or like accounts for the benefit of customers of the Bank or shares held as collateral for outstanding debts previously contracted) shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be cancelled and be retired without payment of any consideration therefor, and cease to exist (the “Extinguished Shares”).

3.2         Adjustment of Merger Consideration.

(a) If the Tangible Common Equity Capital (as defined and calculated below) as of the Closing Date is less than the Tangible Common Equity Capital Target Minimum, the Cash Consideration per share of Seller Stock will be reduced by an amount equal to (i) the Tangible Common Equity Capital Target Minimum, minus (ii) the Tangible Common Equity Capital as of the Closing Date, divided by (iii) the number of shares of Seller Stock issued and outstanding immediately prior to the Effective Time.

(b) If the Tangible Common Equity Capital as of the Closing Date (and the Closing Date occurs on or before January 1, 2027) is greater than the Tangible Common Equity Capital Target Maximum, the Cash Consideration per share of Seller Stock will be increased by an amount equal to (i) the Tangible Common Equity Capital as of the Closing Date minus (ii) the Tangible Common Equity Capital Target Maximum, divided by (iii) the number of shares of Seller Stock issued and outstanding immediately prior to the Effective Time. For the avoidance of doubt, no adjustment to the Cash Consideration shall be made pursuant to Section 3.2(a) or Section 3.2(b) if the Tangible Common Equity Capital as of the Closing Date is equal to or greater than the lower limit of the Tangible Common Equity Capital Target and equal to or less than the upper limit of the Tangible Common Equity Capital Target.

(c) For purposes of this Agreement, “Tangible Common Equity Capital” shall equal Seller’s total stockholders’ equity less goodwill, licenses, and other intangible assets, provided, however, that the Tangible Common Equity Capital shall exclude, to the extent already reflected in Seller’s total stockholders’ equity, (i) any portion of the 2026 cash dividend on Seller Common Stock paid after June 30, 2026 (“Seller 2026 Q3 Cash Dividend”), (ii) any unrealized securities gains or losses, and (iii) any deductions made for the following transaction expenses incurred or accrued

Annex A-3

by Seller related to the Merger, this Agreement and the transactions contemplated hereby (“Transaction Expenses”): (A) the amount of any costs, fees, expenses and commissions payable by Seller to any broker, finder, financial advisor or investment banking firm in connection with this Agreement or the transactions contemplated hereby; (B) the amount of all legal and accounting fees and other expenses incurred by Seller in connection with the negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated hereby; (C) the amount of any payments to be made pursuant to any existing employment, change in control, salary continuation, deferred compensation, supplemental executive retirement plans, or other similar agreements or arrangements or severance, noncompetition, retention or bonus arrangements between Seller or the Bank and any other Person, including the termination of such agreements, regardless of whether payment under such agreement or arrangement is triggered by the transactions set forth in this Agreement, including any Employer Side Taxes related thereto; (D) the amount of all fees and expenses incurred by Seller in connection with the solicitation of proxies for, and the holding of, the Seller’s Shareholders’ Meeting; and (E) fifty percent (50%) of the aggregate fees, expenses and costs of the independent accounting firm described in Section 3.2(d) below, if applicable; provided that, adjustments to the calculation of the Tangible Common Equity Capital with respect to items (i) and (ii) shall be mutually determined by Seller and Buyer in good faith. In calculating Tangible Common Equity Capital, all such amounts shall be determined in accordance with GAAP on a consolidated basis, and Seller will calculate any adjustments on an after-tax basis (but only to the extent that such expenses are tax-deductible under applicable Law at a “more likely than not” or higher level of confidence in a taxable period (or portion thereof) ending on or before the Closing Date and reduce taxable income for the taxable period (or portion thereof) ending on the Closing Date on a “with or without” basis) using a tax rate of 24%.

(d) Within twenty (20) calendar days following the end of each calendar month, Seller shall prepare a sample calculation of the Tangible Common Equity Capital as of the end of such calendar month (calculated in accordance with Section 3.2(c) in substantially the form attached hereto as Exhibit E (the “Form of Closing Statement”)) and provide such sample calculation to Buyer for the parties to discuss in good faith (each such statement, an “Estimated Closing Statement”). As of a date that is not less than five (5) Business Days prior to the intended Closing Date (the “Calculation Date”), Seller shall prepare in good faith and deliver to Buyer an updated closing statement derived from the latest available financial information of Seller, adjusted for projections through the Closing Date and reflecting the Seller 2026 Q3 Cash Dividend, Transaction Expenses and Tangible Common Equity Capital as set forth in Section 3.2(c), and the Cash Consideration per share of Seller Stock (such statement, together with all backup schedules and information as may be requested by Buyer, the “Final Closing Statement”). Such Final Closing Statement shall be prepared in a manner consistent with the Form of Closing Statement. If Buyer does not object in writing to the Final Closing Statement within five (5) Business Days after the date Seller submits such calculation to Buyer, the Final Closing Statement shall be deemed to be accepted by Buyer and shall constitute the final calculation of the Tangible Common Equity Capital at the Closing Date, subject only to any further changes mutually agreed upon by Seller and Buyer. If Buyer timely objects in writing to the Final Closing Statement and the parties are unable to resolve any dispute related to the calculations set forth in the Final Closing Statement within five (5) Business Days after the date Seller submits such calculation to Buyer, then Seller and Buyer shall submit the calculation of Tangible Common Equity Capital at the Closing Date to an independent accounting firm as shall be mutually agreed in writing by the parties for review and resolution of any and all matters related to the calculation which remain in dispute, and the Closing shall be delayed until such time as the independent accounting firm has reached a final resolution on all matters. The independent accounting firm shall reach a final resolution of all matters (such determination of Tangible Common Equity Capital by the independent accounting firm shall be consistent and in accordance with Section 3.2(c)) and shall furnish such resolution in writing to Seller and Buyer as soon as practicable, but in no event more than ten (10) Business Days after such matters have been referred to the independent accounting firm. Such resolution shall be made in accordance with this Agreement and will be conclusive and binding upon Seller and Buyer, absent manifest error or fraud. The resolution reached by the parties or the independent accounting firm in accordance with this Section 3.2(d) will constitute the final calculation of the Tangible Common Equity Capital at the Closing Date. The costs for the independent accounting firm to reach such resolution shall be shared equally by Seller and Buyer.

(e) Notwithstanding and prior to any adjustment to the Merger Consideration pursuant to Section 3.2(a), (b), (c) and (d), in the event that the personnel specified in Section 3.2(e) of the Buyer Disclosure Memorandum and the Buyer Bank do not enter an agreement on or prior to the Closing Date substantially on the terms and conditions set forth in Section 3.2(e) of the Buyer Disclosure Memorandum, the Cash Consideration per share of Seller Stock will be reduced by an amount equal to (i) $1.5 million (ii) divided by the number of shares of Seller Stock issued and outstanding immediately prior to the Effective Time.

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3.3         Exchange Procedures.

(a) Promptly after the Effective Time, Buyer shall deposit with Computershare Limited or such other exchange agent selected by Buyer (the “Exchange Agent”) for exchange in accordance with this Section 3.3, the Merger Consideration and cash in an aggregate amount sufficient for payment in lieu of fractional shares of Buyer Common Stock to which holders of Seller Stock may be entitled pursuant to Section 3.6 (collectively, the “Exchange Fund”). In the event the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made by the Exchange Agent hereunder (including pursuant to Section 3.6), Buyer shall promptly make available to the Exchange Agent the amounts so required to satisfy such payment obligations in full. The Exchange Agent shall deliver the Merger Consideration and cash in lieu of any fractional shares of Buyer Common Stock out of the Exchange Fund. Except as contemplated by this Section 3.3, the Exchange Fund will not be used for any other purpose.

(b) Unless different timing is agreed to by Buyer and Seller, as soon as reasonably practicable after the Effective Time, but in any event no more than ten (10) Business Days after the Effective Time, Buyer shall cause the Exchange Agent to mail to the former shareholders of Seller appropriate transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or other instruments theretofore representing shares of Seller Stock shall pass, only upon proper delivery of such Certificates or other instruments to the Exchange Agent). In the event of a transfer of ownership of shares of Seller Stock represented by one or more Certificates that are not registered in the transfer records of Seller, the Merger Consideration payable for such shares as provided in Section 3.1 may be issued to a transferee if the Certificate or Certificates representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence reasonably satisfactory to the Exchange Agent that such transfer is proper and that any applicable stock transfer taxes have been paid. In the event any Certificate representing Seller Stock shall have been lost, mutilated, stolen, or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen, mutilated, or destroyed and the posting by such Person of a bond in such amount as Buyer may reasonably direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, mutilated, stolen, or destroyed Certificate the Merger Consideration as provided for in Section 3.1. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Such transmittal materials shall contain appropriate instructions for the distribution of the Merger Consideration to holders of Seller Stock ownership in book entry form in the stock records of Seller. Buyer shall pay all charges and expenses, including those of the Exchange Agent in connection with the distribution of the Merger Consideration as provided in Section 3.1. Buyer or the Exchange Agent will maintain a book entry list of Buyer Common Stock to which each former holder of Seller Stock is entitled. Certificates evidencing Buyer Common Stock into which Seller Stock has been converted will not be issued.

(c) Unless different timing is agreed to by Buyer and Seller, after the Effective Time, each holder of shares of Seller Stock (other than Extinguished Shares) issued and outstanding at the Effective Time shall surrender the Certificate or Certificates representing such shares, or shall provide appropriate instructions with respect to such shares held in book entry notation form, to the Exchange Agent and shall promptly upon surrender thereof or the giving of such instructions receive in exchange therefor the consideration provided in Section 3.1, without interest, pursuant to this Section 3.3. The Certificate or Certificates of Seller Stock so surrendered shall be duly endorsed as the Exchange Agent may reasonably require. Buyer shall not be obligated to deliver the consideration to which any former holder of Seller Stock is entitled as a result of the Merger until such holder surrenders such holder’s Certificate or Certificates for exchange as provided in this Section 3.3. Similarly, no dividends or other distributions in respect of the Buyer Common Stock shall be paid to any holder of any unsurrendered Certificate or Certificates until such Certificate or Certificates (or affidavit in lieu thereof as provided in Section 3.3(b)) are surrendered for exchange as provided in this Section 3.3. Any other provision of this Agreement notwithstanding, neither any Buyer Entity, nor any Seller Entity, nor the Exchange Agent shall be liable to any holder of Seller Stock for any amounts paid or properly delivered in good faith to a public official pursuant to any applicable abandoned property, escheat, or similar Law.

(d) Each of Buyer, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Seller Stock such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local, or foreign Tax Law or by any Taxing Authority or Governmental Authority; provided, however, that Buyer shall use commercially reasonable efforts to give Seller advance notice of its intentions to make any such deduction or withholding and cooperate in good faith with Seller to mitigate any such deduction or withholding to the extent permitted by Law. To the extent that any amounts are so withheld by Buyer, the Surviving

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Corporation, or the Exchange Agent, as the case may be, and paid to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Seller Stock in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation, or the Exchange Agent, as the case may be.

(e) Any portion of the Merger Consideration and cash delivered to the Exchange Agent by Buyer pursuant to Section 3.3(a) that remains unclaimed by the holder of shares of Seller Stock for six (6) months after the Effective Time (as well as any proceeds from any investment thereof) shall be delivered by the Exchange Agent to Buyer. Any holder of shares of Seller Stock who has not theretofore complied with Section 3.3(c) shall thereafter look only to Buyer for the consideration deliverable in respect of each share of Seller Stock such holder holds as determined pursuant to this Agreement without any interest thereon. If outstanding Certificates are not surrendered or the payment for them is not claimed prior to the date on which such Merger Consideration would otherwise escheat to or become the property of any Governmental Authority, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any Party to this Agreement shall be liable to any holder of Seller Stock for any consideration paid to a Governmental Authority pursuant to applicable abandoned property, escheat or similar Laws. Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Seller to establish the identity of those Persons entitled to receive the consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Certificate or Certificates, Buyer and the Exchange Agent shall be entitled to deposit any consideration represented thereby in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

(f) Approval of this Agreement by the shareholders of Seller shall constitute ratification of the appointment of the Exchange Agent.

3.4         Effect on Buyer Common Stock.

At and after the Effective Time, each share of Buyer Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of common stock of the Surviving Corporation and shall not be affected by the Merger.

3.5         Rights of Former Seller Shareholders.

At the Effective Time, the stock transfer books of Seller shall be closed as to holders of Seller Stock and no transfer of Seller Stock by any holder of such shares shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.3, each Certificate or book entry notation theretofore representing shares of Seller Stock (other than Certificates or book entry notations representing Extinguished Shares and Certificates representing shares of Seller Stock as to which Dissenters’ Rights have been perfected), shall from and after the Effective Time represent for all purposes only the right to receive the Merger Consideration, without interest, as provided in this Article III.

3.6         Fractional Shares.

Notwithstanding any other provision of this Agreement, each holder of shares of Seller Stock exchanged pursuant to the Merger, who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all shares represented by Certificates or book entry notation instructions delivered by such holder), shall receive, in lieu thereof, cash (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock multiplied by the Average Buyer Stock Price. No such holder will be entitled to dividends, voting rights, or any other Rights as a shareholder in respect of any fractional shares.

3.7         Dissenters.

Any shareholder of Seller who properly exercises the right of dissent with respect to the Merger as provided in Chapter 13 of the SC Code (“Dissenter’s Rights”) shall be entitled to receive payment of the fair value of his, her or its shares of Seller Stock in the manner and pursuant to the procedures provided therein. Shares of Seller Stock held by Persons who exercise Dissenter’s Rights shall not be converted as described in Section 3.1. However, if any shareholder of Seller who exercises Dissenter’s Rights shall fail to perfect those rights, or effectively shall waive or lose such rights, then each of his, her or its shares of Seller Stock shall be deemed to have been converted into the right to receive the Merger Consideration.

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ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF Seller

Except as set forth in the Seller Disclosure Memorandum; provided, that (a) the mere inclusion of an item in the Seller Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by Seller that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on Seller, and (b) any disclosures made with respect to a Section of this Article IV shall be deemed to qualify (1) any other Section of Article IV specifically referenced or cross-referenced and (2) other Sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other Sections, Seller hereby represents and warrants to Buyer and Buyer Bank as follows:

4.1         Organization, Standing, and Power.

Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of South Carolina and is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended (the “BHCA”). The Bank is a state chartered commercial bank duly organized, validly existing and in good standing under the laws of the State of South Carolina. Each of Seller and the Bank has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of Seller and the Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed. The articles of incorporation, charter, minute book and other organizational documents for each of Seller and Bank have been made available to Buyer for its review and, except as disclosed in Section 4.1 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the respective board of directors (including any committees of the board of directors) and shareholders thereof. The Bank is an “insured institution” as defined in the Federal Deposit Insurance Act (“FDIA”), and applicable regulations thereunder, and the deposits held by Bank are insured, up to the applicable limits, by the FDIC’s Deposit Insurance Fund (the “DIF”).

4.2         Authority of Seller; No Breach By Agreement.

(a) Seller has the corporate power and authority necessary (i) to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and (ii) with respect to the Merger, upon the approval of the Merger, including any approvals referred to in Section 8.1(b) and Section 8.1(c) and by Seller’s shareholders in accordance with this Agreement and the SC Code, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Seller (including approval by a majority of the members of Seller’s board of directors), subject to the approval of this Agreement by the holders of a two-thirds (2/3) of the outstanding shares of Seller Common Stock entitled to vote thereon, which is the only Seller shareholder vote required for approval of this Agreement and consummation of the Merger (the “Requisite Seller Shareholder Approval”). Subject to any approvals referred to in Section 8.1(b) and Section 8.1(c) and receipt of such Requisite Seller Shareholder Approval, this Agreement represents a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or by general principles of equity of public policy (the “Enforceability Exception”)).

(b) Neither the execution and delivery of this Agreement by Seller, nor the consummation by Seller and the Bank of the transactions contemplated hereby, nor compliance by Seller and the Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Seller’s articles of incorporation or bylaws or the articles of incorporation or bylaws of any Seller Subsidiary or any resolution adopted by the board of directors or the shareholders of any Seller Entity, or (ii) except as disclosed in Section 4.2(b) of the Seller Disclosure Memorandum, constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any Seller Entity under, any material Contract or any material Permit of any Seller Entity, or (iii) subject to receipt of the requisite Consents referred to in Section 8.1(c), constitute or result in a Default under, or

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require any Consent pursuant to, any Law or Order applicable to any Seller Entity or any of their respective material Assets (including any Buyer Entity or any Seller Entity becoming subject to or liable for the payment of any Tax on any Assets owned by any Buyer Entity or any Seller Entity being reassessed or revalued by any Regulatory Authority).

(c) Except for (i) the filing of applications and notices with, and approval of such applications and notices from, the Federal Reserve, the FDIC, the North Carolina Commissioner of Banks (the “NC Commissioner”), and the SCBFI, (ii) the filing of any other required applications, filings, or notices with any other federal or state banking, insurance, or other regulatory or self-regulatory authorities, or any courts, administrative agencies or commissions or other Governmental Authorities and approval of or non-objection to such applications, filings and notices, (iii) the filing with the SEC of a registration statement on Form S-4 (the “Registration Statement”) in which the proxy statement relating to Seller’s Shareholders’ Meeting to be held in connection with this Agreement and the transactions contemplated by this Agreement (including all amendments and supplements thereto, “Proxy Statement/Prospectus”) will be included, and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger and articles of merger with respect to the Bank Merger with the Secretary of State of North Carolina and the Secretary of State of South Carolina, (v) any Consents or filings in connection with compliance with the applicable provisions of federal and state securities Laws relating to the Merger, regulation of broker-dealers, investment advisers or transfer agents, and federal commodities laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules and regulations of The Nasdaq Stock Market, (vi) any filings or notices that are required under consumer finance, mortgage banking and other similar laws, and (vii) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, no Consents of, or filings or registrations with, any Governmental Authority are necessary in connection with the consummation by Seller and the Bank of the Merger, the Bank Merger and the other transactions contemplated by this Agreement. No Consents of, or filings or registrations with, any Governmental Authority are necessary in connection with the execution and delivery by Seller of this Agreement.

4.3         Capital Stock.

(a) The authorized capital stock of Seller consists of 500,000 shares of Seller Common Stock, of which 135,339 shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of Seller are duly and validly issued and outstanding and are fully paid and nonassessable. None of the outstanding shares of capital stock of Seller has been issued in violation of any preemptive rights of the current or past shareholders of Seller.

(b) There are no shares of capital stock or other equity securities of Seller reserved for issuance and no outstanding Rights relating to the capital stock of Seller.

(c) Except as specifically set forth in this Section 4.3, there are no shares of Seller capital stock or other equity securities of Seller outstanding, and there are no outstanding Rights with respect to any Seller securities or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Right for the purchase, subscription, exchange, or issuance of any securities of Seller.

(d) Seller has no bonds, debentures, notes or other indebtedness issued and outstanding.

(e) There are no agreements, arrangements or other understandings between or among any of the shareholders of Seller with respect to the voting of Seller Stock.

4.4         Seller Subsidiaries.

Seller has no Subsidiaries except as set forth in Section 4.4 of the Seller Disclosure Memorandum, and Seller owns all of the equity interests in each of its Subsidiaries. No capital stock (or other equity interest) of any such Subsidiary is or may become required to be issued (other than to another Seller Entity) by reason of any Rights, and there are no Contracts by which any such Subsidiary is bound to issue (other than to another Seller Entity) additional shares of its capital stock (or other equity interests) or Rights or by which any Seller Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any such Subsidiary (other than to another Seller Entity). There are no Contracts relating to the Rights of any Seller Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any such Subsidiary. All of the shares of capital stock (or other equity interests) of each Subsidiary are fully paid and nonassessable and are owned directly or indirectly by Seller free and

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clear of any Lien. Each Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed. The minute books and other organizational documents for the Subsidiaries have been made available to Buyer for its review, and except as disclosed in Section 4.4 of the Seller Disclosure Memorandum, are true and complete in all material respects as in effect as of the date of this Agreement and accurately reflect in all material respects all amendments thereto and all proceedings of the board of directors and shareholders thereof.

4.5         Securities Offerings; Financial Statements; Internal Controls.

(a) Each offering or sale of securities by Seller (x) was made pursuant to a valid exemption from registration under the Securities Act, (y) complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws, (except immaterial “blue sky” filings), including disclosure and broker/dealer registration requirements, and (z) was made pursuant to offering documents which did not at the time of the offering contain any untrue statement of a material fact or omit to state a material fact required to be stated in the offering documents or necessary in order to make the statements in such documents, in light of the circumstances under which they were made, not misleading. Neither Seller nor any Seller Subsidiary is required to file any Exchange Act Documents.

(b) Each of the Seller Financial Statements (including, in each case, any related notes) including any Seller Financial Statements provided to Buyer after the date of this Agreement until the Effective Time, were or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes to such financial statements) and fairly presented or will fairly present in accordance with GAAP the consolidated financial position of Seller and its Subsidiaries as of their respective dates and the consolidated results of operations and cash flows for the periods indicated, including the fair values of the assets and liabilities shown therein, except that all unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments which were not or will not be expected to be material in amount or effect.

(c) Seller’s independent registered public accountants, which have expressed their opinion with respect to the Seller Financial Statements (including the related notes), are and have been throughout the periods covered by such Seller Financial Statements (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (ii) “independent” with respect to Seller within the meaning of SEC Regulation S-X, and (iii) with respect to Seller and as applicable, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws. Seller’s independent registered public accountants have audited Seller’s year-end financial statements, and have reviewed Seller’s interim financial statements, that are included in the Seller Financial Statements. Section 4.5(c) of the Seller Disclosure Memorandum lists all non-audit services performed by Seller’s independent registered public accountants for Seller or the Bank.

(d) The records, systems, controls, data and information of Seller and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Seller or its Subsidiaries or its independent auditors (including all means of access thereto and therefrom). Seller and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Seller has disclosed based on its most recent evaluations to its independent auditors and the audit committee of the board of directors of Seller (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Seller’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Seller’s internal control over financial reporting. Seller has made available to Buyer a summary of any such disclosure made by management to the independent auditors and/or audit committee of Seller.

(e) Since January 2025, neither Seller nor any of its Subsidiaries nor, to Seller’s Knowledge, any director, officer, employee, auditor, accountant or representative of Seller or any of its Subsidiaries has received, or otherwise had or obtained Knowledge of, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Seller or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Seller or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

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4.6         Absence of Undisclosed Liabilities.

Neither Seller nor any of its Subsidiaries has incurred any material liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable, or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Seller for the fiscal quarter ended March 31, 2026 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since March 31, 2026, or (iii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby. Neither Seller nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among Seller and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Seller or any of its Subsidiaries in Seller’s or such Subsidiary’s financial statements.

4.7         Absence of Certain Changes or Events.

Except as disclosed in the Seller Financial Statements delivered prior to the date of this Agreement or as disclosed in Section 4.7 of the Seller Disclosure Memorandum, since December 31, 2025, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect, (ii) none of the Seller Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any covenants and agreements of Seller provided in this Agreement, and (iii) since December 31, 2025, the Seller Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

4.8         Tax Matters.

Except as set forth in Section 4.8 of the Seller Disclosure Memorandum:

(a) All Seller Entities have timely filed (including pursuant to extensions of time to file Tax Returns obtained in the ordinary course of business) with the appropriate Taxing Authorities all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. All material Taxes of the Seller Entities to the extent due and payable (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any material Taxes (other than a Lien for current tax year real property or ad valorem Taxes not yet due and payable) on any of the Assets of any of the Seller Entities. No written claim has ever been made by any Taxing Authority in a jurisdiction where any Seller Entity does not file a Tax Return that such Seller Entity may be subject to Taxes by that jurisdiction.

(b) None of the Seller Entities has received any written notice of assessment or proposed assessment in connection with any Taxes. There are no ongoing or pending disputes, claims, audits, or examinations regarding any Taxes of any Seller Entity, any Tax Returns of any Seller Entity, or the assets of any Seller Entity. No officer or employee responsible for Tax matters of any Seller Entity expects any Taxing Authority to assess any additional material Taxes for any period for which Tax Returns have been filed. No issue has been raised by a Taxing Authority in any prior examination of any Seller Entity, which, by application of the same or similar principles, could be expected to result in a proposed material deficiency for any subsequent taxable period. None of the Seller Entities has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

(c) Each Seller Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including, but not limited to, Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Code or similar provisions under foreign Tax Law.

(d) The unpaid Taxes of each Seller Entity (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Seller Entity and (ii) do not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Seller Entities in filing their Tax Returns.

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(e) Except as described in Section 4.8(e) of the Seller Disclosure Memorandum, none of the Seller Entities is a party to any Tax allocation or sharing agreement, and none of the Seller Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Seller) or has any Tax Liability of any Person (other than Seller or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law, or as a transferee or successor, by Contract or otherwise.

(f) During the five (5) year period ending on the date hereof, none of the Seller Entities was a “distributing corporation” or a “controlled corporation” as defined in, and in a transaction intended to be governed by, Section 355 of the Code.

(g) Except as disclosed in Section 4.8(g) of the Seller Disclosure Memorandum, none of the Seller Entities has made any payments, is obligated to make any payments, or is a party to any Contract that could obligate it to make any payments for which a deduction could be disallowed by reason of Sections 280G, 404, or 162(m) of the Code, or which could be subject to withholding under Section 4999 of the Code. None of the Seller Entities has been or will be required to include any adjustment in taxable income for any Tax period (or portion thereof) ending after the day of the Effective Time pursuant to Section 481 of the Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. There is no material taxable income of Seller that will be required under applicable Tax Law to be reported by Buyer, for a Tax period beginning after the Closing Date which taxable income was realized prior to the Closing Date. Except as disclosed in Section 4.8(g) of the Seller Disclosure Memorandum, no net operating losses of the Seller Entities are subject to any limitation on their use under the provisions of Sections 382 or 269 of the Code or any other provisions of the Code or the Treasury Regulations dealing with the utilization of net operating losses other than any such limitations as may arise as a result of the consummation of the transactions contemplated by this Agreement; provided, however, that regardless of what may be reported on any Tax Returns of any Seller Entity on or before the date of this Agreement or through the Effective Time, Seller makes no representation regarding (i) the amount of any net operating losses or net economic losses that are available to any Seller Entity for purposes of any state or local income Tax or similar Taxes, or (ii) any limitation on use of any Seller Entity’s net operating losses or net economic losses that might apply either before or after the Effective Time for purposes of any state or local Tax Laws under Code Section 382, similar or analogous provisions of any state or local income Tax Laws or similar Laws, or any other state or local Tax Laws.

(h) Each Seller Entity is in compliance in all material respects with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply in all material respects with, all applicable information reporting and Tax withholding requirements under federal, state, and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under Section 3406 of the Code.

(i) No Seller Entity is subject to any private letter ruling of the IRS or comparable rulings of any Taxing Authority.

(j) No property owned by any Seller Entity is (i) property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Code and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code, (iii) “tax-exempt bond financed property” within the meaning of Section 168(g) of the Code, (iv) “limited use property” within the meaning of IRS Revenue Procedure 76-30, (v) subject to Section 168(g)(1)(A) of the Code, or (vi) subject to any provision of state, local or foreign Law comparable to any of the provisions listed above in this paragraph.

(k) No Seller Entity has any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(l) Seller has disclosed on its federal income Tax Returns all positions taken therein that are reasonably believed to give rise to substantial understatement of federal income tax within the meaning of Section 6662 of the Code.

(m) No Seller Entity has participated in any reportable transaction, as defined in Code Section 6707A(c)(1) of the Code or Treasury Regulation Section 1.6011-4(b)(1).

(n) Seller has made available to Buyer complete copies of (i) all federal, state, local and foreign income or franchise Tax Returns of the Seller Entities relating to the Tax periods since December 31, 2021, and (ii) any audit report issued within the last five (5) years relating to any Taxes due from or with respect to the Seller Entities.

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(o) No Seller Entity nor any other Person on its behalf has (i) filed a consent pursuant to Section 341(f) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) or agreed to have Section 341(f)(2) of the Code (as in effect prior to the repeal under the Jobs and Growth Tax Reconciliation Act of 2003) apply to any disposition of a subsection (f) asset (as such term is defined in former Section 341(f)(4) of the Code) owned by any Seller Entity, (ii) executed or entered into a closing agreement pursuant to Section 7121 of the Code or any similar provision of Law with respect to the Seller Entities, or (iii) granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(p) No Seller Entity has, or ever had, a permanent establishment in any country other than the United States, or has engaged in a trade or business in any country other than the United States that subjected it to tax in such country.

(q) No Seller Entity has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

For purposes of this Section 4.8, any reference to Seller or any Seller Entity shall be deemed to include any Person that merged with or was liquidated into or otherwise combined with Seller or a Seller Entity prior to the Effective Time.

4.9         Allowance for Loan Losses; Loan and Investment Portfolios, etc.

(a) Seller’s allowance for loan losses is, and has been since January 1, 2023, in material compliance with Seller’s methodology for determining the adequacy of its allowance for loan losses in accordance with GAAP, as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board, in all material respects.

(b) As of the date hereof, all loans, discounts and leases (in which any Seller Entity is lessor) reflected on Seller Financial Statements were, and with respect to the consolidated balance sheets delivered as of the dates subsequent to the execution of this Agreement will be as of the dates thereof, (i) at the time and under the circumstances in which made, made for good, valuable and adequate consideration in the ordinary course of business and, to the Knowledge of Seller, are the legal and binding obligations of the obligors thereof, (ii) evidenced by genuine notes, agreements, or other evidences of indebtedness, and (iii) to the extent secured, have, to the Knowledge of Seller, been secured by valid liens and security interests which have been perfected. Accurate lists of all loans, discounts, and financing leases as of March 31, 2026 and on a monthly basis thereafter, and of the investment portfolios of each Seller Entity as of such date, have been and will be made available to Buyer. Except as specifically set forth in Section 4.9(b) of the Seller Disclosure Memorandum, neither Seller nor the Bank is a party to any written or oral loan agreement, note, or borrowing arrangement, including any loan guaranty, that was, as of the most recent month-end (i) delinquent by more than 30 days in the payment of principal or interest, (ii) otherwise in material Default for more than 30 days, (iii) classified as “substandard,” “doubtful,” “loss,” “other assets especially mentioned” or any comparable classification by Seller or by any applicable Regulatory Authority, (iv) an obligation of any director, executive officer or ten percent (10%) shareholder of any Seller Entity who is subject to Regulation O of the Federal Reserve (12 C.F.R. Part 215), or any Person controlling, controlled by or under common control with any of the foregoing, or (v) in material violation of any Law.

(c) All securities held by Seller or the Bank, as reflected in the consolidated balance sheets of Seller included in the Seller Financial Statements, are carried in accordance with GAAP, as well as the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board. Except as disclosed in Section 4.9(c) of the Seller Disclosure Memorandum and except for pledges to secure public deposits, borrowings from the Federal Reserve, and Federal Home Loan Bank advances, to the Knowledge of Seller, none of the securities reflected in the Seller Financial Statements as of December 31, 2025, and none of the securities since acquired by Seller or Bank is subject to any restriction, whether contractual or statutory, which impairs the ability of Seller or Bank to freely dispose of such security at any time, other than those restrictions imposed on securities held to maturity under GAAP, pursuant to a clearing agreement or in accordance with Laws.

(d) All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Seller’s own account, or for the account of the Bank, or its customers (all of which were disclosed in Section 4.9(d) of the Seller Disclosure Memorandum), were entered into (i) in the ordinary and usual course of business consistent with past practice and in compliance with all applicable

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Laws, and (ii) with counterparties believed to be financially responsible at the time; and subject to the Enforceability Exception, each of them constitutes the valid and legally binding obligation of Seller or the Bank, enforceable in accordance with its terms and is in full force and effect. Neither Seller nor the Bank, nor to the Knowledge of Seller any other party thereto, is in breach of any material obligation under any such agreement or arrangement.

4.10       Assets.

(a) Except as disclosed in Section 4.10(a) of the Seller Disclosure Memorandum or as disclosed or reserved against in the Seller Financial Statements delivered prior to the date of this Agreement, the Seller Entities have good and marketable title, free and clear of all Liens except those permitted in Section 4.10(e), to all of their respective Assets that they own, except where any such Lien or all such Liens in the aggregate would not reasonably be expected to result in a Seller Material Adverse Effect. In addition, to the Knowledge of Seller, all tangible properties used in the businesses of the Seller Entities are in good condition, reasonable wear and tear excepted, and are usable in the ordinary course of business consistent with Seller’s past practices.

(b) All Assets that are material to Seller’s business (subject to the Enforceability Exception), and are held under leases or subleases by any of the Seller Entities, are held under valid written Contracts enforceable in accordance with their respective terms, and to the Knowledge of Seller, each such Contract is in full force and effect.

(c) The Seller Entities currently maintain insurance, including bankers’ blanket bonds, with insurers of recognized financial responsibility, in such amounts as management of Seller has reasonably determined to be prudent. None of the Seller Entities has received written notice from any insurance carrier that (i) any policy of insurance will be canceled or that coverage thereunder will be reduced or eliminated, (ii) premium costs with respect to such policies of insurance will be substantially increased, or (iii) similar coverage will be denied or limited or not extended or renewed with respect to any Seller Entity, any act or occurrence, or that any Asset, officer, director, employee or agent of any Seller Entity will not be covered by such insurance or bond. Except as disclosed in Section 4.10(c) of the Seller Disclosure Memorandum, there are presently no claims for amounts exceeding $50,000 individually or in the aggregate pending under such policies of insurance or bonds, and no written notices of claims in excess of such amounts have been given by any Seller Entity under such policies. Seller has made no claims, and no claims are contemplated to be made, under its directors’ and officers’ errors and omissions or other insurance or bankers’ blanket bond.

(d) The Assets of the Seller Entities include all material Assets required by the Seller Entities to operate the business of the Seller Entities as presently conducted. All real and personal property which is material to the business of the Seller Entities that is leased or licensed by them is held pursuant to leases or licenses which are valid and enforceable in accordance with their respective terms (subject to the Enforceability Exception) and, to the Knowledge of Seller, such leases and licenses will not terminate or lapse prior to the Effective Time or thereafter by reason of completion of any of the transactions contemplated hereby. To the Knowledge of Seller, all improved real property owned or leased by the Seller Entities is in material compliance with all applicable Laws, and Seller has received no notice of any failure to materially comply with applicable Laws with respect to any such owned or leased real property.

(e) Each Seller Entity has fee simple title to all the real property assets reflected in Seller’s latest audited consolidated balance sheet as being owned by a Seller Entity or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “Seller Realty”), free and clear of all Liens of any nature whatsoever, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property or ad valorem taxes not yet delinquent (or being contested in good faith and for which adequate reserves have been established), (iii) zoning, easements, covenants, restrictions, minor encroachments or other survey defects, rights of way and other similar encumbrances and matters of record that do not materially adversely affect the use of the properties or assets subject thereto or affected thereby as used by a Seller Entity on the date hereof or otherwise materially impair business operations at such properties, as conducted by a Seller Entity on the date hereof and (iv) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as used on the date hereof.

(f) All real property with respect to which a Seller Entity is a lessee is disclosed in Section 4.10(f) of the Seller Disclosure Memorandum (the “Seller Leased Real Properties”). The Seller Realty and the Seller Leased Real Properties are in material compliance with all applicable building, fire, zoning (or are legal nonconforming uses allowed under applicable zoning Laws) and other applicable Laws, and with all deed restrictions of record, no written

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notice of any material violation or material alleged violation thereof has been received in the past three (3) years that has not been resolved, and there are no proposed changes therein that would materially and adversely affect the Seller Realty, the Seller Leased Real Properties, or their current uses. Seller has no Knowledge of any pending change in the zoning of, or of any pending condemnation proceeding with respect to, any of the Seller Realty or the Seller Leased Real Properties which may materially and adversely affect the Seller Realty or the Seller Leased Real Properties or the current use by a Seller Entity thereof.

4.11       Intellectual Property.

Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, each Seller Entity owns or has a license to use all of the Intellectual Property used by such Seller Entity in the course of its business, including sufficient rights in each copy possessed by each Seller Entity. Each Seller Entity is the owner of or has a license to any Intellectual Property sold or licensed to a third party by such Seller Entity in connection with such Seller Entity’s business operations, and such Seller Entity has the right to convey by sale or license any Intellectual Property so conveyed. To the Knowledge of Seller, no Seller Entity is in material Default under any of its Intellectual Property licenses. No Litigation has been instituted, or are pending or, to the Knowledge of Seller, threatened, which challenge the rights of any Seller Entity with respect to Intellectual Property used, sold, or licensed by such Seller Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. To the Knowledge of Seller, the conduct of the business of the Seller Entities does not infringe any Intellectual Property of any other Person. Except as disclosed in Section 4.11 of the Seller Disclosure Memorandum, no Seller Entity is obligated to pay any recurring royalties to any Person with respect to any such Intellectual Property, other than any license or maintenance fees specified in a license agreement with such party. Seller does not have any Contracts with its directors, officers, or employees which require such officer, director, or employee to assign any interest in any Intellectual Property to a Seller Entity and to keep confidential any trade secrets, proprietary data, customer information, or other business information of a Seller Entity. To the Knowledge of Seller and except as stated in a Seller Benefit Plan, no such officer, director, or employee is party to any Contract with any Person other than a Seller Entity which requires such officer, director, or employee to assign any interest in any Intellectual Property to any Person other than a Seller Entity or to keep confidential any trade secrets, proprietary data, customer information, or other business information of any Person other than a Seller Entity. No officer, director, or employee of any Seller Entity is party to any confidentiality, non-solicitation, noncompetition, or other Contract which restricts or prohibits such officer, director, or employee from engaging in activities competitive with any Person, including any Seller Entity.

4.12       Environmental Matters.

(a) Seller has delivered, or caused to be delivered or made available to Buyer true and complete copies of all environmental site assessments, test results, analytical data, boring logs, permits for storm water, wetlands fill, or other environmental permits for construction of any building, parking lot, or other improvement, and other environmental reports and studies as they exist in the possession of any Seller Entity relating to its Participation Facilities and Operating Properties. To the Knowledge of Seller, there are no material violations of Environmental Laws on properties that secure loans made by Seller or the Bank.

(b) Each Seller Entity and, to the Knowledge of Seller, its Participation Facilities, and its Operating Properties are, and have been, in compliance with Environmental Laws in all material respects.

(c) There is no Litigation pending, and Seller has received no written notice of any threatened environmental enforcement action, investigation, or Litigation before any Governmental Authority or other forum in which any Seller Entity or any of its Participation Facilities or Operating Properties (or Seller in respect of such Participation Facility or Operating Property) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance with or Liability under any Environmental Law, or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material at a site currently or formerly owned, leased, or operated by any Seller Entity or any of its Participation Facilities or Operating Properties.

(d) To the Knowledge of Seller, during and prior to the period of (i) any Seller Entity’s ownership or operation of any of their respective current properties, (ii) any Seller Entity’s participation in the management of any Participation Facility, or (iii) any Seller Entity’s holding of a security interest in any Operating Property, there have been no releases, discharges, spillages, or disposals of Hazardous Material in, on, under, or affecting such properties. To the Knowledge of Seller, during and prior to the period of (x) Seller Entity’s ownership or operation of any of their

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respective current properties, (y) any Seller Entity’s participation in the management of any Participation Facility, or (z) any Seller Entity’s holding of a security interest in any Operating Property, there have been no material violations of any Environmental Laws with respect to such properties, including but not limited to unauthorized alterations of wetlands.

(e) Notwithstanding any other provision herein, the representations and warranties contained in Section 4.12(a) to (d) above constitute the sole representations and warranties of each Seller Entity with respect to its compliance, or the compliance of its Operating Property, Participation Facilities or any properties now or previously owned or operated, with Environmental Laws or Permits or with respect to the presence of Hazardous Material.

4.13       Compliance with Laws.

(a) Seller is a bank holding company duly registered and in good standing as such with the Federal Reserve. The Bank is a state chartered commercial bank in good standing with the SCBFI.

(b) Compliance with Permits, Laws and Orders.

(i)          Each of the Seller Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and to the Knowledge of Seller, there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)         To the Knowledge of Seller, none of the Seller Entities is in material Default under any Laws or Orders applicable to its business or employees conducting its business.

(iii)        None of the Seller Entities has received any notification or communication from any Governmental Authority (A) asserting that Seller or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring or requesting Seller or any of its Subsidiaries (x) to enter into or Consent to the issuance of a cease and desist Order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its board of directors or similar undertaking.

(iv)        Except as disclosed in Section 4.13(b) of the Seller Disclosure Memorandum, there (A) is no material unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Seller or any of its Subsidiaries, (B) are no written notices or correspondence received by Seller with respect to pending formal or informal inquiries by, or disagreements with, any Governmental Authority with respect to Seller’s or any of Seller’s Subsidiaries’ business, operations, policies, or procedures, and (C) is not any pending or threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation or review of Seller or any of its Subsidiaries.

(v)         None of the Seller Entities nor, to the Knowledge of Seller, any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, anything of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (A) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (B) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (D) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

(vi)        Each Seller Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each Seller Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. §353.3.

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(vii)       Each Seller Entity’s collection and use of individually identifiable personal information relating to an identifiable or identified natural person (“IIPI”) complies in all material respects with the Fair Credit Reporting Act and the Gramm-Leach-Bliley Act.

(viii)      Notwithstanding the foregoing, in no event shall this Section 4.13 require the disclosure of confidential supervisory information, as such limitation is set forth in Section 10.12(b).

4.14       Labor Relations.

(a) No Seller Entity is the subject of any Litigation asserting that it or any other Seller Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Seller Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Seller Entity a party to any collective bargaining agreement or subject to any bargaining order, injunction, or other Order relating to Seller’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout, or labor dispute involving any Seller Entity pending or, to the Knowledge of Seller, threatened, and there have been no such actions or disputes in the past five (5) years. To the Knowledge of Seller, there has not been any attempt by any Seller Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Seller Entity.

(b) Except as disclosed in Section 4.14(b) of the Seller Disclosure Memorandum, employment of each employee and the engagement of each independent contractor of each Seller Entity is terminable at will by the relevant Seller Entity without (i) any penalty, liability, or severance obligation incurred by any Seller Entity, (ii) and in all cases without prior Consent by any Governmental Authority. No Seller Entity will owe any amounts to any of its employees or independent contractors as of the Closing Date, other than for wages, bonuses, vacation pay, sick leave, mileage reimbursement obligations, or benefits pursuant to the Seller Benefit Plans, incurred and paid in the ordinary course in accordance with past practice and not as a result of the transactions contemplated by this Agreement, except as disclosed in Section 4.14(b) of the Seller Disclosure Memorandum.

(c) All of the employees employed in the United States are either United States citizens or are, to the Knowledge of Seller, legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed.

(d) No Seller Entity has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any Seller Entity; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of any Seller Entity; and no Seller Entity has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Law. None of any Seller Entity’s employees has suffered an “employment loss” (as defined in the WARN Act) since six (6) months prior to the Closing Date.

(e) Section 4.14(e) of the Seller Disclosure Memorandum contains a list of all independent contractors of each Seller Entity (separately listed by Seller Entity), and each such Person meets the standard for an independent contractor under all Laws (including Treasury Regulations under the Code and federal and state labor and employment Laws), and no such Person is an employee of any Seller Entity under any applicable Law.

4.15       Employee Benefit Plans.

(a) Seller has disclosed in Section 4.15(a) of the Seller Disclosure Memorandum, and has delivered or made available to Buyer prior to the execution of this Agreement, (i) copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed or required to be contributed to by any Seller Entity or any ERISA Affiliate thereof for the benefit of employees, former employees, officers, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, former employees, officers, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (each, a “Seller Benefit Plan,” and collectively, the “Seller Benefit Plans”) and (ii) a list of each Employee Benefit

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Plan that is not identified in (i) above but for which any Seller Entity or any ERISA Affiliate thereof has any direct or indirect obligation or Liability. Any of the Seller Benefit Plans that is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Seller ERISA Plan.” Each Seller ERISA Plan that is also a “defined benefit plan” (as defined in Code Section 414(j)) is referred to herein as a “Seller Pension Plan,” and is identified as such in Section 4.15(a) of the Seller Disclosure Memorandum.

(b) Seller has delivered or made available to Buyer prior to the execution of this Agreement, to the extent applicable, (i) the governing plan documents for all Seller Benefit Plans, including all trust agreements or other funding arrangements, and all amendments thereto (or, if such Seller Benefit Plan is not written, an accurate description of the material terms thereof), (ii) the most recent determination letters, opinion or advisory letters for each Seller Benefit Plan intended to be qualified under Section 401(a) of the Code, and all rulings, information letters or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation (“PBGC”) to any Seller Benefit Plan during 2026 or any of the preceding three (3) calendar years, (iii) any filing or documentation (whether or not filed with the IRS) where corrective action was taken in connection with the IRS EPCRS program set forth in IRS Revenue Procedure 2019-19 (or its predecessor or successor rulings), (iv) annual reports or returns, audited or unaudited financial statements, actuarial reports, and valuations prepared for any Employee Benefit Plan for the current plan year and the three (3) preceding plan years, (v) the most recent summary plan description for each Seller Benefit Plan and any material modifications thereto, and (vi) all material correspondence from or to the IRS, DOL, or PBGC regarding any Seller Benefit Plan received or sent during 2026 or any of the preceding three (3) calendar years.

(c) Each Seller Benefit Plan is in material compliance with the terms of such Seller Benefit Plan and in compliance with all applicable Laws, including the Code and ERISA. Each Seller ERISA Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion from the IRS or, in the alternative, appropriately relies upon a favorable determination letter issued to a prototype plan under which the Seller ERISA Plan has been adopted and, to the Knowledge of Seller, there are no circumstances likely to result in revocation of any such favorable determination letter. Seller has not received any written communication from any Governmental Authority questioning or challenging the compliance of any Seller Benefit Plan with applicable Laws. No Seller Benefit Plan is currently being audited by any Governmental Authority for compliance with applicable Laws or has been audited with a determination by any Governmental Authority that the Seller Benefit Plan failed to comply with applicable Laws.

(d) There has been no material oral or written representation or communication with respect to any aspect of the Employee Benefit Plans made to employees of any Seller Entity which is not in all material respects in accordance with the written or otherwise preexisting terms and provisions of such plans. Neither Seller, any Seller Entity, nor, to the Knowledge of Seller, any administrator or fiduciary of any Seller Benefit Plan (or any agent of any of the foregoing) has engaged in any transaction, or acted or failed to act in any manner, which could subject Seller, any Seller Entity, Buyer or Buyer Bank to any direct or indirect Liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. There are no unresolved claims or disputes under the terms of, or in connection with, Seller Benefit Plans other than claims for benefits which are payable in the ordinary course of business consistent with the terms of the applicable plan, and no action, proceeding, prosecution, inquiry, hearing, or investigation has been commenced with respect to any Seller Benefit Plan other than routine claims for benefits.

(e) All Seller Benefit Plan documents and annual reports or returns, audited or unaudited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Seller Benefit Plans are correct and complete in all material respects, to the extent applicable, have been timely filed with the IRS, the DOL, or PBGC, and distributed to participants of the Seller Benefit Plans (as required by Law), and there have been no material misstatements or omissions in the information set forth therein.

(f) To the Knowledge of Seller, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Code Section 4975(e)(2)) of any Seller Benefit Plan has engaged in any nonexempt “prohibited transaction” (as described in Code Section 4975(c) or ERISA Section 406).

(g) No Seller Entity nor any of its ERISA Affiliates has, or ever has had, any obligation or Liability in connection with, a Seller Pension Plan, or any plan that is or was subject to Code Section 412, ERISA Section 302 or Title IV of ERISA, or any multiemployer plan (as defined in Sections 4001(a)(3) or 3(37) of ERISA).

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(h) No material Liability under Title IV of ERISA has been or is expected to be incurred by any Seller Entity or any ERISA Affiliate thereof, and no event has occurred that could reasonably result in Liability under Title IV of ERISA being incurred by any Seller Entity or any ERISA Affiliate thereof with respect to any ongoing, frozen, terminated, or other single-employer plan of any Seller Entity or the single-employer plan of any ERISA Affiliate. Except as may arise in connection with the transactions contemplated by this Agreement, there has been no “reportable event,” within the meaning of ERISA Section 4043, for which the 30-day reporting requirement has not been waived by any ongoing, frozen, terminated or other single employer plan of Seller or of an ERISA Affiliate.

(i) Except as disclosed in Section 4.15(i) of the Seller Disclosure Memorandum, or required under Part 6 of ERISA or Code Section 4980B or similar state law, no Seller Entity has any material Liability or obligation for retiree or post-termination of employment or services health or life benefits under any of the Seller Benefit Plans, or other plan or arrangement, and there are no restrictions on the Rights of such Seller Entity to unilaterally amend or terminate any and all such retiree or post-termination of employment or services health or benefit plan without incurring any Liability or obtaining any consent or waiver. No Tax under Code Sections 4980B or 5000 has been incurred with respect to any Seller Benefit Plan or other plan or arrangement, and to the Knowledge of Seller, no circumstance exists that could give rise to such Taxes.

(j) Except as disclosed in Section 4.15(j) of the Seller Disclosure Memorandum, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (whether alone or in connection with any other event) will (i) result in any payment (including severance, unemployment compensation, “excess parachute payment” as defined under Code Section 280G, or otherwise) becoming due from any Seller Entity under any Seller Benefit Plan or otherwise, (ii) increase any benefits otherwise payable under any Seller Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such benefit, or any benefit under any life insurance owned by any Seller Entity or the Rights of any Seller Entity in, to or under any insurance on the life of any current or former officer, director, or employee of any Seller Entity, or change any rights or obligations of any Seller Entity with respect to such insurance.

(k) Section 4.15(k) of the Seller Disclosure Memorandum sets forth, if applicable, preliminary calculations, based on assumptions set forth therein, of the following: (i) the amount of all payments and benefits to which each individual set forth on such Seller Disclosure Memorandum is entitled to receive (as determined based on the valuation principles and methodologies described in Section 280G of the Code and the Treasury Regulations promulgated thereunder), pursuant to all employment, severance, deferred compensation, supplemental retirement, salary continuation, bonus, change in control, and all other agreements, plans and arrangements, in connection with a termination of employment before or following, or otherwise in connection with or contingent upon, the transactions contemplated under this Agreement (for the avoidance of doubt, excluding payments or benefits in respect of vested equity awards) (each such total amount in respect of each such individual, the “Change in Control Benefit”), other than the payment any such individual shall otherwise be entitled to receive as a gross-up payment in respect of any excise tax imposed on the individual pursuant to Section 4999 of the Code as calculated pursuant to the applicable agreement (any each such payment, a “Gross-Up Payment”); (ii) the amount of any Gross-Up Payment payable to each such individual; and (iii) the aggregate amount of all Change in Control Benefits and Gross-Up Payments.

(l) Except as disclosed in Section 4.15(l) of the Seller Disclosure Memorandum, no Seller Benefit Plan is or has been funded by, associated with, or related to a “voluntary employee’s beneficiary association” within the meaning of Section 501(c)(9) of the Code, a “welfare benefit fund” within the meaning of Section 419 of the Code, a “qualified asset account” within the meaning of Section 419A of the Code or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. The actuarial present values of all accrued deferred compensation entitlements (including entitlements under any executive compensation, supplemental retirement, or employment agreement) of employees and former employees of any Seller Entity and their respective beneficiaries, other than entitlements accrued pursuant to funded retirement plans, whether or not subject to the provisions of Code Section 412 or ERISA Section 302, have been reflected on the Seller Financial Statements in all material respects to the extent required by and in accordance with GAAP.

(m) Each Seller Benefit Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) has been operated in compliance with Section 409A of the Code and the guidance issued by the IRS with respect to such plans or is not required to comply therewith due to its grandfathered status under Section 409A of the Code.

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(n) All individuals who render services to any Seller Entity and who are authorized to participate in a Seller Benefit Plan pursuant to the terms of such Seller Benefit Plan are in fact eligible to and authorized to participate in such Seller Benefit Plan. All Seller Entities have, for purposes of the Benefit Plans and all other purposes, correctly classified all individuals performing services for such Seller Entity as common law employees, independent contractors, or agents, as applicable.

(o) Neither Seller nor any of its ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to, or other obligations or Liability in connection with, a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) or 3(37)(A)) or any employee pension benefit plan within the meaning of ERISA Section 3(2) that is subject to Section 412 of the Code or Section 302 of ERISA or a multiple employer plan within the meaning of Section 413(c) of the Code or ERISA Sections 4063, 4064, or 4066.

(p) Except as disclosed in Section 4.15(p) of the Seller Disclosure Memorandum, there are no payments or changes in terms due to any insured person as a result of this Agreement, the Merger or the transactions contemplated herein, under any bank-owned, corporate-owned split dollar life insurance, other life insurance, or similar arrangement or Contract, and the Surviving Corporation shall, upon and after the Effective Time, succeed to and have all the rights in, to and under such life insurance Contracts as Seller presently holds. Each Seller Entity will, upon the execution and delivery of this Agreement, and will continue to have until the Effective Time, notwithstanding this Agreement or the consummation of the transaction contemplated hereby, all ownership rights and interest in all corporate or bank-owned life insurance.

(q) Each Seller ERISA Plan that is intended to qualify under Section 401(a) of the Code so qualifies, and its related trust is tax exempt under Section 501(a) of the Code, and, to the Knowledge of Seller, no event has occurred and no condition exists that could cause the loss of such qualified or tax exempt status.

(r) Except as disclosed in Section 4.15(r) of the Seller Disclosure Memorandum, with respect to each Seller Pension Plan, (i) all contributions required to be made under Sections 412 and 430 of the Code with respect to such Seller Pension Plan have been made timely, (ii) there has been no application for any waiver of the minimum funding standards imposed by Section 412 of the Code, and such minimum funding standards have been met to date, and (iii) there is not any “amount of unfunded benefit liabilities” as defined in Section 4001(a)(18) of ERISA under such Seller Pension Plan.

(s) Each Seller Benefit Plan may be amended or terminated by Seller without the consent of any Person.

(t) Except as disclosed in Section 4.15(t) of the Seller Disclosure Memorandum, no Seller Benefit Plan that is described in ERISA Section 3(2) is involved or connected with any fund or other investment that has or involves any early termination, market value adjustment or other similar fee, payment requirement, or other charge.

4.16       Material Contracts.

(a) Except as disclosed in Section 4.16(a) of the Seller Disclosure Memorandum or the Seller Financial Statements, as of the date of this Agreement, none of the Seller Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (i) any employment, bonus, severance, termination, consulting, or retirement Contract, (ii) any Contract relating to the borrowing of money by any Seller Entity or the guarantee by any Seller Entity of any such obligation (other than Contracts evidencing the creation of deposit liabilities, endorsements or guarantees in connection with presentation of items for collection (e.g., personal or business checks), purchases of federal funds, advances from the Federal Reserve or Federal Home Loan Bank, entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution subsidiaries incurred in the ordinary course of Seller’s business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of Seller’s business), (iii) any Contract which prohibits or restricts any Seller Entity or any personnel of a Seller Entity from engaging in any business activities in any geographic area, line of business, or otherwise in competition with any other Person, (iv) any Contract involving Intellectual Property (other than Contracts entered into in the ordinary course with customers or “shrink-wrap” software licenses), (v) any Contract relating to the provision of data processing, network communication, or other technical services to or by any Seller Entity, (vi) any Contract relating to the purchase or sale of any goods or services (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract

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or series of contracts not in excess of $75,000 per annum), (vii) any Contract for the lease of material Assets, and (viii) any exchange-traded or over-the-counter swap, forward, future, option, cap, floor, or collar financial Contract, or any other interest rate or foreign currency protection Contract or any Contract that is a combination thereof not included on its balance sheet (the “Seller Contracts”).

(b) With respect to each Seller Contract and except as disclosed in Section 4.16(b) of the Seller Disclosure Memorandum: (i) the Contract is in full force and effect; (ii) no Seller Entity is in material Default thereunder; (iii) no Seller Entity has repudiated or waived any material provision of any such Contract; (iv) no other party to any such Contract is in Default in any respect or has repudiated or waived each material provision thereunder; and (v) no Consent which has not been or will not be obtained is required by a Contract for the execution, delivery, or performance of this Agreement, the consummation of the Merger or the other transactions contemplated hereby. Section 4.16(b) of the Seller Disclosure Memorandum lists every Consent required by any Contract involving an amount in excess of $75,000. All of the indebtedness of any Seller Entity for money borrowed (other than deposit liabilities, purchases of federal funds, advances from the Federal Reserve or Federal Home Loan Bank, repurchase agreements fully secured by U.S. government securities or U.S. government agency securities, advances of depository institution Subsidiaries incurred in the ordinary course of Seller’s business, and trade payables and Contracts relating to borrowings or guarantees made in the ordinary course of Seller’s business) is prepayable at any time by such Seller Entity without penalty, premium or charge, except as specified in Section 4.16(b) of the Seller Disclosure Memorandum.

4.17       Privacy of Customer Information.

(a) For the purposes contemplated by this Agreement, each Seller Entity has valid rights to use and transfer to Buyer or Buyer Bank all IIPI relating to customers, former customers, and prospective customers that will be transferred to Buyer or Buyer Bank pursuant to this Agreement.

(b) Each Seller Entity’s collection and use of such IIPI complies in all material respects with Seller’s Gramm-Leach-Bliley privacy notice, the Gramm-Leach-Bliley Act, and the Fair Credit Reporting Act, and the transfer of such IIPI to Buyer or Buyer Bank pursuant to this Agreement complies in all material respects with the Gramm-Leach-Bliley Act and the Fair Credit Reporting Act.

4.18       Legal Proceedings.

Except as disclosed in Section 4.18 of the Seller Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of Seller, threatened (or unasserted but considered probable of assertion) against any Seller Entity, against any director, officer, employee, or agent of any Seller Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the Seller Entity or Employee Benefit Plan of any Seller Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any Seller Entity. No claim for indemnity has been made or, to the Knowledge of Seller, threatened by any director, officer, employee, independent contractor, or agent to any Seller Entity and, to the Knowledge of Seller, no basis for any such claim exists.

4.19       Reports.

Except for immaterial late filings or as otherwise disclosed in Section 4.19 of the Seller Disclosure Memorandum, since January 1, 2024, each Seller Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective dates, such reports and documents did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, in no event shall this Section 4.19 require the disclosure of confidential supervisory information, as such limitation is set forth in Section 10.12(b).

4.20       Investment Securities; Equity Ownership.

Section 4.20 of the Seller Disclosure Memorandum sets forth as of May 31, 2026, the Seller Investment Securities, as well as any purchases or sales of Seller or any Seller Entity Investment Securities between December 31, 2025 to and including May 31, 2026, reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity”

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(as those terms are used in ASC 320), book values, fair values and coupon rates, and any gain or loss with respect to any Seller Investment Securities sold during such time period between December 31, 2025 to and including May 31, 2026. Neither Seller nor any Seller Entity owns any of the outstanding equity of any savings bank, savings and loan association, savings and loan holding company, credit union, bank or bank holding company, insurance company, mortgage or loan broker or any other financial institution other than the Bank.

4.21       Extensions of Credit to, and Transactions with, Executive Officers and Directors.

Seller and the Seller Subsidiaries are in compliance with Federal Reserve Regulation O in all material respects. Section 4.21 of the Seller Disclosure Memorandum sets forth a list of all extensions of credit as of the date hereof by Seller or any of the Seller Subsidiaries to any directors, executive officers, and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of Seller or any of the Seller Subsidiaries. There are no employee, officer, director, or other affiliate loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was below market rate for similar extensions of credit to similarly situated borrowers at the time the extensions of credit was originated. All such extensions of credit are and were originated in compliance in all material respects with all applicable laws. Except as disclosed in Section 4.21 of the Seller Disclosure Memorandum, no director or executive officer of Seller or the Bank, or any “associate” (as such term is defined in Rule 14a-1 under the Exchange Act) or related interest of any such Person, has any interest in any contract or property (real or personal, tangible or intangible) used in, or pertaining to, the business of Seller or the Bank.

4.22       Approvals.

No Seller Entity nor, to the Knowledge of Seller, any Affiliate thereof, has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a Burdensome Condition. No Seller Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (any such agreement, memorandum of understanding, letter, undertaking, order, directive or resolutions, whether or not set forth in the Seller Disclosure Memorandum (a “Seller Regulatory Agreement”), nor are there any pending or, to the Knowledge of Seller, threatened regulatory investigations or other actions by any Regulatory Authority or other Governmental Authority that could reasonably be expected to lead to the issuance of any Seller Regulatory Agreement. Notwithstanding the foregoing, in no event shall this Section 4.22 require the disclosure of confidential supervisory information, as such limitation is set forth in Section 10.12(b).

4.23       Takeover Laws and Provisions.

Each Seller Entity has taken all necessary action, if any, to exempt the transactions contemplated by this Agreement from, or if necessary to challenge the validity or applicability of, any applicable “moratorium,” “fair price,” “business combination,” “control share,” or other anti-takeover Laws (collectively, “Takeover Laws”).

4.24       Brokers and Finders; Opinion of Financial Advisor.

Except for the Seller Financial Advisor, neither Seller nor its Subsidiaries, or any of their respective officers, directors, employees, or Representatives, has employed any broker, finder, or investment banker or incurred any Liability for any financial advisory fees, investment bankers fees, brokerage fees, commissions, or finder’s or other such fees in connection with this Agreement or the transactions contemplated hereby. Section 4.24 of the Seller Disclosure Memorandum lists the fees and expenses that are currently owed to the Seller Financial Advisor and that will be owed to Seller Financial Advisor as a result of transactions contemplated by this Agreement and includes a copy of the Seller Financial Advisor’s engagement letter. Seller’s board of directors has received the opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of the Seller Financial Advisor to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to the holders of Seller Stock, a signed copy of which has been or will be delivered to Buyer solely for informational purposes.

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4.25       Deposit Insurance.

The deposits of the Bank are insured by the DIF in accordance with the FDIA to the fullest extent permitted by Law, and the Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Seller’s Knowledge, threatened.

4.26       Community Reinvestment Act, Anti-Money Laundering and Customer Information Security.

Neither Seller nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters, and neither Seller nor any of its subsidiaries has Knowledge that any facts or circumstances exist which would cause Seller or any of its Subsidiaries: (i) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (ii) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Part 103), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering Laws; or (iii) to be deemed not to be in satisfactory compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including, without limitation, in title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder. Furthermore, the boards of directors of Seller and its Subsidiaries have implemented anti-money laundering programs that contain adequate and appropriate customer identification verification procedures that have not been deemed ineffective by any Governmental Authority and that meet the requirements of Sections 352 and 326 of the USA PATRIOT Act.

4.27       Trust Business; Administration of Fiduciary Accounts.

Neither Seller nor any of its Subsidiaries has offered or engaged in providing any individual or corporate trust services or administers any accounts for which it acts as a fiduciary, including, but not limited to, any accounts in which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.

4.28       Investment Management and Related Activities.

Except as set forth in Section 4.28 of the Seller Disclosure Memorandum, none of Seller, any Seller Subsidiary or any of their respective directors, officers or employees (as a result of their activities for and on behalf of Seller or any Seller Subsidiary) is required to be registered, licensed or authorized under the Laws of any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated Person, investment adviser representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.

4.29       Board of Directors Recommendation.

Seller’s board of directors, at a meeting duly called and held, has by unanimous vote of the directors present (i) adopted this Agreement and approved the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, and has determined that, taken together, they are fair to and in the best interests of Seller’s shareholders, and (ii) resolved, subject to the terms of this Agreement, to recommend that the holders of the shares of Seller Stock approve this Agreement, the Merger, and the related transactions and to call and hold a meeting of Seller’s shareholders at which this Agreement, the Merger, and the related transactions shall be submitted to the holders of the shares of Seller Stock for approval.

4.30       Statements True and Correct.

(a) No representation or warranty by Seller in this Agreement and no statement contained in the Seller Disclosure Memorandum or any certificate, instrument, or other writing furnished or to be furnished by any Seller Entity or any Affiliate thereof to Buyer pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the

Annex A-22

statements therein, in light of the circumstances under which they were made, not misleading. None of the information supplied or to be supplied by any Seller Entity or any Affiliate thereof for inclusion in the Proxy Statement/Prospectus to be delivered to Seller’s shareholders in connection with Seller’s Shareholders’ Meeting, and any other documents to be filed by any Seller Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed or delivered to the shareholders of Seller be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of Seller’s Shareholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Seller’s Shareholders’ Meeting.

(c) All documents that any Seller Entity or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

4.31       Delivery of Seller Disclosure Memorandum.

Seller has delivered to Buyer a complete Seller Disclosure Memorandum herewith.

4.32       No Additional Representations.

Except for the representations and warranties specifically set forth in Article IV of this Agreement, neither Seller nor any of its Affiliates or Representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Buyer, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and Seller hereby disclaims any such representation or warranty by Seller or any of its officers, directors, employees, agents, or representatives, or any other Person.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller, except as set forth on the Buyer Disclosure Memorandum, as follows:

5.1         Organization, Standing, and Power.

Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of North Carolina and is a bank holding company within the meaning of the BHCA. Buyer Bank is a banking corporation duly organized, validly existing and in good standing under the Laws of the State of North Carolina. Each of Buyer and Buyer Bank has the corporate power and authority to carry on its business as now conducted and to own, lease, and operate its Assets. Each of Buyer and Buyer Bank is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed, except for such jurisdictions in which the failure to be so qualified or licensed is not reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect. Buyer Bank is an “insured institution” as defined in the FDIA and applicable regulations thereunder, and the deposits held by Buyer Bank are insured by the DIF to the fullest extent permitted by applicable Law.

5.2         Authority of Buyer; No Breach by Agreement.

(a) Buyer has the corporate power and authority necessary (i) to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and (ii) with respect to the Merger, upon the approval of the Merger, including any approvals referred to in Section 8.1(b) and Section 8.1(c), to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer, (including approval by at least a majority of the members of Buyer’s board of directors). Subject to any approvals referred to in Section 8.1(b) and Section 8.1(c) and the Enforceability Exception, this Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms.

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(b) Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer and Buyer Bank of the transactions contemplated hereby, nor compliance by Buyer and Buyer Bank with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer’s articles of incorporation or bylaws or the articles of incorporation or bylaws of any Buyer Subsidiary or any resolution adopted by the board of directors or the shareholders of any Buyer Entity, or (ii)  constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any material Asset of any Buyer Entity under, any material Contract or any material Permit of any Buyer Entity, or (iii) subject to receipt of the requisite Consents referred to in Section 8.1(c), constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets (including any Buyer Entity or any Buyer Entity becoming subject to or liable for the payment of any Tax on any Assets owned by any Buyer Entity or any Buyer Entity being reassessed or revalued by any Regulatory Authority).

(c) Except for (i) the filing of applications and notices with, and approval of such applications and notices from the Federal Reserve, the NC Commissioner and the SCBFI, (ii) the filing of any other required applications, filings, or notices with any other federal or state banking, insurance, or other regulatory or self-regulatory authorities, or any courts, administrative agencies or commissions or other Governmental Authorities and approval of or non-objection to such applications, filings, and notices, (iii) the filing with the SEC of the Registration Statement in which the Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Registration Statement, (iv) the filing of the Articles of Merger with the Secretary of State of North Carolina and the South Carolina Secretary of State, (v) any consents, authorizations, approvals, filings, or exemptions in connection with compliance with the applicable provisions of federal and state securities Laws relating to the Merger, regulation of broker-dealers, investment advisers, or transfer agents, and federal commodities Laws relating to the regulation of futures commission merchants and the rules and regulations thereunder and of any applicable industry self-regulatory organization, and the rules and regulations of The Nasdaq Stock Market, (vi) any filings or notices that are required under consumer finance, mortgage banking and other similar Laws, and (vii) notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if any, no consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the consummation by Buyer and Buyer Bank of the Merger and the other transactions contemplated by this Agreement. No consents or approvals of or filings or registrations with any Governmental Authority are necessary in connection with the execution and delivery by Buyer of this Agreement.

5.3         Capital Stock.

The authorized capital stock of Buyer consists of 60,000,000 shares of Buyer Common Stock, of which 41,388,103 shares are issued and outstanding as of the date of this Agreement, and 5,000,000 shares of Buyer preferred stock, of which no shares are issued and outstanding as of the date of this Agreement. All of the issued and outstanding shares of capital stock of Buyer are duly and validly issued and outstanding and are fully paid and non-assessable. Buyer Common Stock is listed for trading and quotation on the Nasdaq Global Select Market. None of the outstanding shares of capital stock of Buyer has been issued in violation of any preemptive rights of the current or past shareholders of Buyer. The shares of Buyer Common Stock to be issued in the Merger will be (i) duly authorized, validly issued, fully paid, and non-assessable; (ii) registered under the Securities Act; and (iii) listed for trading and quotation on the Nasdaq Global Select Market.

5.4         Exchange Act Filings; Financial Statements.

(a) Buyer has timely filed all Exchange Act Documents required to be filed by Buyer since January 1, 2024 (together with all such Exchange Act Documents filed, whether or not required to be filed, the “Buyer Exchange Act Reports”). The Buyer Exchange Act Reports (i) at the time filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or subsequent filing or, in the case of registration statements, at the effective date thereof), complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or subsequent filing or, in the case of registration statements, at the effective date thereof) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer Exchange Act Reports or necessary in order to make the statements in such Buyer Exchange Act Reports, in light of the circumstances under which they were made, not misleading. No Buyer Subsidiary is required to file any Exchange Act Documents.

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(b) Each of the Buyer Financial Statements (including, in each case, any related notes) contained in the Buyer Exchange Act Reports, including any Buyer Exchange Act Reports filed after the date of this Agreement until the Effective Time, complied or will comply as to form in all material respects with the applicable published rules and regulations of the Exchange Act with respect thereto, was or will be prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the Exchange Act), and fairly presented or will fairly present in all material respects the consolidated financial position of Buyer and its Subsidiaries as of the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or will be subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(c) Buyer’s independent registered public accountants, which have expressed their opinion with respect to the Buyer Financial Statements included in Buyer’s Exchange Act Reports (including the related notes) are and have been throughout the periods covered by such Buyer Financial Statements (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act) (to the extent applicable during such period), (ii) “independent” with respect to Buyer within the meaning of Regulation S-X, and (iii) with respect to Buyer, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and related Securities Laws.

(d) Buyer maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act; such controls and procedures are effective to ensure that all material information concerning Buyer is made known on a timely basis to the individuals responsible for the preparation of Buyer’s Exchange Act Documents.

5.5         Absence of Undisclosed Liabilities.

Neither Buyer nor any of the Buyer Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable, or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Buyer included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2026 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent in nature and amount with past practice since March 31, 2026, or (iii) liabilities incurred in connection with this Agreement and the transactions contemplated hereby. Neither Buyer nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Buyer and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Buyer or any of its Subsidiaries in Buyers’ or such Subsidiary’s financial statements.

5.6         Absence of Certain Changes or Events.

Since December 31, 2025, except as otherwise disclosed in Section 5.6 of the Buyer Disclosure Memorandum, (i) there have been no events, changes, or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Buyer Material Adverse Effect, (ii) none of the Buyer Entities has taken any action, or failed to take any action, prior to the date of this Agreement, which action or failure, if taken after the date of this Agreement, would represent or result in a material breach or violation of any covenants and agreements of Buyer provided in this Agreement, and (iii) since December 31, 2025, the Buyer Entities have conducted their respective businesses in the ordinary course of business consistent with past practice.

5.7         Tax Matters.

As of the date of this Agreement, it is the present intention, and as of the day of the Effective Time, it will be the present intention of Buyer to continue, either through Buyer or through a member of Buyer’s “qualified group” within the meaning of Treasury Regulation Section 1.368-1(d)(4)(ii) (the “Qualified Group”), at least one significant historic business line of Seller, or to use at least a significant portion of Seller’s historic business assets in a business, in each case within the meaning of Treasury Regulation Section 1.368-1(d). As of the date of this Agreement and as of the Effective Time, neither Buyer nor any “related person” (as defined in Treasury Regulations Section 1.368-1(e)(4)) to Buyer has or will have any plan or intention to redeem or reacquire, either directly or indirectly, any of the Buyer Common Stock issued to the holders of Seller Stock in connection with the Merger. As of

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the date of this Agreement and as of the Effective Time, Buyer does not have and will not have any plan or intention to sell or otherwise dispose of any of the assets of Seller acquired in the Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or described and permitted in Treasury Regulation Section 1.368-2(k).

5.8         Compliance with Laws.

(a) Buyer is a bank holding company duly registered and in good standing as such with the Federal Reserve. Buyer Bank is a state chartered, member bank in good standing with the NC Commissioner and the Federal Reserve.

(b) Compliance with Permits, Laws and Orders.

(i)Each of the Buyer Entities has in effect all Permits and has made all filings, applications, and registrations with Governmental Authorities that are required for it to own, lease, or operate its assets and to carry on its business as now conducted, and to the Knowledge of Buyer, there has occurred no Default under any such Permit applicable to their respective businesses or employees conducting their respective businesses.

(ii)         To the Knowledge of Buyer, none of the Buyer Entities is in material Default under any Laws or Orders applicable to its business or employees conducting its business.

(iii)        None of the Buyer Entities has received any notification or communication from any Governmental Authority (A) asserting that Buyer or any of its Subsidiaries is in Default under any of the Permits, Laws, or Orders which such Governmental Authority enforces, (B) threatening to revoke any Permits, or (C) requiring or requesting Buyer or any of its Subsidiaries (x) to enter into or consent to the issuance of a cease and desist Order, formal agreement, directive, commitment, or memorandum of understanding, or (y) to adopt any resolution of its board of directors or similar undertaking.

(iv)        There (A) is no material unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Buyer or any of the Buyer Subsidiaries, (B) are no notices or correspondence received by Buyer with respect to pending formal or informal inquiries by, or disagreements with, any Governmental Authority with respect to Buyer’s or any of Buyer’s Subsidiaries’ business, operations, policies, or procedures, and (C) is not any pending or threatened, nor has any Governmental Authority indicated an intention to conduct any, investigation, or review of it or any of its Subsidiaries.

(v)         None of the Buyer Entities nor, to the Knowledge of Buyer, any of its directors, officers, employees, or Representatives acting on its behalf has offered, paid, or agreed to pay any Person, including any Government Authority, directly or indirectly, anything of value for the purpose of, or with the intent of obtaining or retaining any business in violation of applicable Laws, including (A) using any corporate funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity, (B) making any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (C) violating any provision of the Foreign Corrupt Practices Act of 1977, as amended, or (D) making any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment.

(vi)        Each Buyer Entity has complied in all material respects with all requirements of Law under the Bank Secrecy Act and the USA Patriot Act, and each Buyer Entity has timely filed all reports of suspicious activity, including those required under 12 C.F.R. § 353.3.

(vii)       Each Buyer Entity’s collection and use of IIPI complies in all material respects with the Fair Credit Reporting Act and the Gramm-Leach-Bliley Act.

(viii)      Notwithstanding the foregoing, in no event shall this Section 5.8 require the disclosure of confidential supervisory information, as such limitation is set forth in Section 10.12(b).

5.9         Legal Proceedings.

Except as disclosed on Section 5.9 of the Buyer Disclosure Memorandum, there is no Litigation instituted or pending, or, to the Knowledge of Buyer, threatened (or unasserted but considered probable of assertion) against any Buyer Entity, against any director, officer, employee, or agent of any Buyer Entity in their capacities as such or with respect to any service to or on behalf of any Employee Benefit Plan or any other Person at the request of the Buyer

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Entity or Employee Benefit Plan of any Buyer Entity, or against any Asset, interest, or right of any of them, nor are there any Orders or judgments outstanding against any Buyer Entity, other than ordinary routine litigation incidental to Buyer’s business. No claim for indemnity has been made or, to the Knowledge of Buyer, threatened by any director, officer, employee, independent contractor, or agent to any Buyer Entity and, to the Knowledge of Buyer, no basis for any such claim exists.

5.10       Reports.

Since January 1, 2024, Buyer has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Governmental Authorities. As of their respective dates, each of such reports and documents, including the financial statements, exhibits, and schedules thereto, complied in all material respects with all applicable Laws. As of their respective date, each report, statement, and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, in no event shall this Section 5.10 require the disclosure of confidential supervisory information, as such limitation is set forth in Section 10.12(b).

5.11       Internal Control.

Buyer’s internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of Buyer’s financial reporting and the preparation of Buyer financial statements for external purposes in accordance with GAAP. Buyer’s internal control over financial reporting is effective to provide reasonable assurance (i) regarding the maintenance of records, that in reasonable detail, accurately and fairly reflect the transactions and disposition of Buyer’s consolidated Assets; (ii) that transactions are recorded as necessary to permit the preparation of Buyer’s financial statements in accordance with GAAP and that receipts and expenditures are being made only in accordance with the authorizations of Buyer’s management and directors; and (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of Buyer’s consolidated Assets that could have a material impact on Buyer’s consolidated financial statements.

5.12       Approvals.

No Buyer Entity is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Authority or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (any such agreement, memorandum of understanding, letter, undertaking, order, directive or resolutions, a “Buyer Regulatory Agreement”), nor are there any pending or, to the Knowledge of Buyer, threatened regulatory investigations or other actions by any Regulatory Authority or other Governmental Authority that could reasonably be expected to lead to the issuance of any such Buyer Regulatory Agreement. Notwithstanding the foregoing, in no event shall this Section 5.12 require the disclosure of confidential supervisory information, as such limitation is set forth in Section 10.12(b).

5.13       Brokers and Finders; Opinion of Financial Advisor.

Except for the Buyer Financial Advisor, neither Buyer nor its Subsidiaries, nor any of their respective officers, directors, employees, or Representatives, has employed any broker or finder, or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finder’s fees in connection with this Agreement or the transactions contemplated hereby.

5.14       Certain Actions.

Neither Buyer nor any Affiliate thereof has taken or agreed to take any action or has any Knowledge of any fact or circumstance that is reasonably likely to materially impede or delay receipt of any required Consents or result in the imposition of a Burdensome Condition.

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5.15       Available Consideration.

Buyer has available to it, or as of the Effective Time will have available to it, sufficient shares of authorized and unissued Buyer Common Stock necessary for the issuance and payment of the Merger Consideration and has funds available to it and to satisfy its payment obligations under this Agreement.

5.16       Board of Directors Recommendation.

Buyer’s board of directors, at a meeting duly called and held, has by unanimous vote of the directors present adopted this Agreement and approved the transactions contemplated hereby, including the Merger and the transactions contemplated hereby and thereby, and has determined that, taken together, they are fair to and in the best interests of Buyer’s shareholders.

5.17       Statements True and Correct.

(a) No statement, certificate, instrument, or other writing furnished or to be furnished by Buyer or any Affiliate thereof to Seller pursuant to this Agreement or any other document, agreement, or instrument referred to herein contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) None of the information supplied or to be supplied by Buyer or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein not misleading. None of the information supplied by Buyer or any Affiliate thereof for inclusion in the Proxy Statement/Prospectus to be delivered to Seller’s shareholders in connection with Seller’s Shareholders’ Meeting, and any other documents to be filed by Buyer or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement/Prospectus, when first mailed or delivered to the shareholders of Seller be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement/Prospectus or any amendment thereof or supplement thereto, at the time of Seller’s Shareholders’ Meeting be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for Seller’s Shareholders’ Meeting.

(c) All documents that Buyer or any Affiliate thereof is responsible for filing with any Governmental Authority in connection with the transactions contemplated hereby will comply as to form in all material respects with the provisions of applicable Law.

5.18       Delivery of Buyer Disclosure Memorandum.

Buyer has delivered to Seller a complete Buyer Disclosure Memorandum herewith.

5.19       No Additional Representations.

Except for the representations and warranties specifically set forth in Article V of this Agreement, neither Buyer nor any of its Affiliates or Representatives, nor any other Person, makes or shall be deemed to make any representation or warranty to Seller, express or implied, at law or in equity, with respect to the transactions contemplated hereby, and Buyer hereby disclaims any such representation or warranty by Buyer or any of its officers, directors, employees, agents, or representatives, or any other Person.

ARTICLE VI

CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1         Affirmative Covenants of Seller and Buyer.

(a) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written Consent of Buyer shall have been obtained (which Consent shall not be unreasonably withheld, delayed, or conditioned), and except as otherwise expressly contemplated herein, Seller shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary

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course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its Rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, (iv) consult with Buyer prior to entering into or making any loans or other transactions with a value equal to or exceeding $2.0 million other than residential mortgage loans for which Seller has a commitment to buy from a reputable investor, and loans for which commitments have been made as of the date of this Agreement, (v) consult with Buyer prior to entering into or making any loans that exceed regulatory loan to value guidelines, and (vi) take no action which would be reasonably likely to (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a Burdensome Condition, or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(b) From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written Consent of Seller shall have been obtained (which Consent shall not be unreasonably withheld, delayed, or conditioned), and except as otherwise expressly contemplated herein, Buyer shall, and shall cause each of its Subsidiaries to, (i) operate its business only in the usual, regular, and ordinary course, (ii) use commercially reasonable efforts to preserve intact its business organization and Assets and maintain its rights and franchises, (iii) use commercially reasonable efforts to cause its representations and warranties to be correct at all times, and (iv) take no action which would reasonably be likely to (A) adversely affect the ability of any Party to obtain any Consents required for the transactions contemplated hereby without imposition of a Burdensome Condition, or (B) materially adversely affect the ability of any Party to perform its covenants and agreements under this Agreement.

(c) Seller and Buyer each shall, and shall cause each of its Subsidiaries to, cooperate with the other Party and provide all necessary corporate approvals, and cooperate in seeking all approvals of any business combinations of Seller and its Subsidiaries requested by Buyer, provided, the effective time of such business combinations is on or after the Effective Time of the Merger.

6.2         Negative Covenants of Seller.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written Consent of Buyer shall have been obtained (which Consent shall not be unreasonably withheld, delayed, or conditioned), and except as otherwise contemplated herein, Seller covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a) amend the articles of incorporation, bylaws, or other governing instruments of any Seller Entity;

(b) incur any additional debt obligation or other obligation for borrowed money in excess of an aggregate of $500,000 except in the ordinary course of the business of any Seller Entity consistent with past practices and that are prepayable without penalty, charge, or other payment (which exception shall include, for Seller Entities that are depository institutions, creation of deposit liabilities, purchases of federal funds, advances from the Federal Reserve, and entry into repurchase agreements fully secured by U.S. government securities or U.S. government agency securities; provided, however, this exception does not include advances from the Federal Home Loan Bank), or impose, or suffer the imposition, on any Asset of any Seller Entity of any Lien or permit any such Lien to exist (other than in connection with public deposits, repurchase agreements, bankers’ acceptances, “treasury tax and loan” accounts established in the ordinary course of Bank’s business, the satisfaction of legal requirements in the exercise of trust powers, and Liens in effect as of the date hereof that are disclosed in the Seller Disclosure Memorandum);

(c) repurchase, redeem, or otherwise acquire or exchange, directly or indirectly, any shares, or any securities convertible into any shares, of the capital stock of Seller or any Seller Entity, or declare or pay any dividend or make any other distribution in respect of Seller’s capital stock (except for (i) dividends paid in the ordinary course of business by any direct or indirect wholly-owned Seller Subsidiary to Seller or any other direct or indirect wholly-owned Seller Subsidiary, or (ii) any remaining unpaid portion of the cash dividend on Seller Common Stock at a rate and consistent with Seller’s 2026 budget previously provided by Seller.

(d) issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of Seller Stock, any other capital stock of Seller or any Seller Entity, or any Right with respect to Seller Stock or any other capital stock of Seller or a Seller Entity;

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(e) adjust, split, combine, or reclassify any capital stock of any Seller Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Seller Stock or sell, lease, mortgage, or otherwise dispose of or otherwise (i) any shares of capital stock of any Seller Subsidiary or (ii) any Asset other than in the ordinary course of business for reasonable and adequate consideration.

(f) except in the ordinary course of business consistent with past practice and not to exceed an aggregate of $2.5 million (but not to exceed $1.5 million with respect to a Person that is not government sponsored entity), purchase any securities or make any material investment, either by purchase of stock or securities, contributions to capital (other than pursuant to binding commitments existing on the date hereof), Asset transfers, or purchase of any Assets, in any Person other than a wholly owned Seller Subsidiary, or otherwise acquire direct or indirect control over any Person, other than in connection with foreclosures of loans in the ordinary course of business;

(g) (i) except as contemplated by this Agreement or disclosed on Section 6.2(g) of the Seller Disclosure Memorandum, grant any bonus or increase in compensation or benefits to the employees, officers or directors of any Seller Entity, (ii) commit or agree to pay any severance or termination pay, or any stay or other bonus to any Seller director, officer or employee, (iii) enter into or amend any severance agreements with officers, employees, directors, independent contractors, or agents of any Seller Entity, (iv) change any fees or other compensation or other benefits to directors of any Seller Entity, or (v) waive any stock repurchase rights, accelerate, amend, or change the period of exercisability of any Rights or restricted stock, or re-price Rights granted under Seller Benefit Plans or authorize cash payments in exchange for any Rights, except as otherwise contemplated by this Agreement; provided, however, that Seller may continue to make annual merit or market salary increases in the ordinary course of business consistent with past practices provided that any increases during the calendar years 2026 and 2027 shall not exceed in the aggregate five percent (5%) of such employee’s base salary or wage rate in effect as of the date hereof;

(h) enter into or amend any employment Contract between any Seller Entity and any Person (unless such amendment is required by Law) that Seller Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(i) except as disclosed on Section 6.2(i) on the Seller Disclosure Memorandum, adopt any new Employee Benefit Plan of any Seller Entity or terminate or withdraw from, or make any material change in or to, any existing employee benefit plans, welfare plans, insurance, stock or other plans or Seller Benefit Plans of any Seller Entity other than any such change that is required by Law or to maintain continuous benefits at current levels or that, in the written opinion of counsel, is necessary or advisable to maintain the tax qualified status of any such plan, or make any distributions from such Employee Benefit Plans, except as required by Law or as contemplated by this Agreement, the terms of such plans or consistent with past practice;

(j) make any change in any Tax or accounting methods or systems of internal accounting controls, except as may be appropriate and necessary to conform to changes in Tax Laws, regulatory accounting requirements, or GAAP;

(k) commence any Litigation other than in accordance with past practice, or settle any Litigation involving any Liability of any Seller Entity for money damages or restrictions upon the operations of any Seller Entity;

(l) enter into, modify, amend, or terminate any material Contract other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000 per annum and with a term of 24 months or less or other than Contracts covered by Section 6.2(m);

(m) except in the ordinary course of business consistent with past practice, make, renegotiate, renew, increase, extend, modify or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing;

(n) make any adverse changes in the mix, rates, terms, or maturities of Seller’s or the Bank’s deposits and other Liabilities or waive, release, compromise, or assign any material rights or claims, except with respect to (i) any extension of credit for which commitments have already been made or (ii) any extension of credit with an unpaid balance of less than $1.0 million, if secured, or $500,000, if unsecured, and in each case in conformity with existing lending policies and practices;

(o) except for conforming in-house residential mortgage loans of the type customary in the ordinary course of business with the Bank’s past practices and Small Business Administration loans, enter into any fixed rate loans with a committed rate term of greater than ten (10) years;

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(p) notwithstanding anything herein to the contrary, enter into, modify, or amend any loan participation agreements;

(q) except for loans or extensions of credit made on terms generally available to the public, make or increase any loan or other extension of credit, or commit to make or increase any such loan or extension of credit, to any director or executive officer of Seller or the Bank, or any entity controlled, directly or indirectly, by any of the foregoing, other than renewals of existing loans or commitments to loan;

(r) restructure or materially change its investment securities portfolio or its interest rate risk position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

(s) make any capital expenditures in excess of an aggregate of $150,000 other than pursuant to binding commitments existing on the date hereof and other than expenditures necessary to maintain existing assets in good repair or to make payment of necessary Taxes;

(t) establish or commit to the establishment of any new branch or other office facilities or file any application to relocate or terminate the operation of any banking office;

(u) knowingly take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VIII not being satisfied or in a violation of any provision of this Agreement;

(v) implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or regulatory guidelines;

(w) knowingly take any action that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(x) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 6.2;

(y) maintain the Bank’s allowance for loan losses in a manner inconsistent with GAAP and applicable regulatory guidelines and accounting principles, practices, and methods inconsistent with past practices of the Bank;

(z) (i) other than in the ordinary course of business consistent with past practice, make any material changes in the Bank’s policies and practices with respect to (A) underwriting, pricing, originating, acquiring, selling, or servicing loans, or (B) the Bank’s hedging practices and policies, in each case except as required by law or requested by a Regulatory Authority, or (ii) acquire or sell any servicing rights, except the sale of mortgage servicing rights in the ordinary course of business consistent with past practices; or

(aa) take any action or fail to take any action that at the time of such action or inaction is reasonably likely to prevent or would be reasonably likely to materially interfere with, the consummation of the Merger.

6.3         Negative Covenants of Buyer.

During the period from the date of this Agreement to the Effective Time, except as contemplated by this Agreement, Buyer shall not, and shall not permit any of its Subsidiaries to, do any of the following, without the prior written Consent of Seller (which Consent shall not be unreasonably withheld, delayed, or conditioned):

(a) amend its articles of incorporation or bylaws or similar governing documents of any of the Buyer Subsidiaries in a manner that changes any material term or provision of Buyer Common Stock or that otherwise would materially and adversely affect the economic benefits of the Merger to the holders of Seller Stock or would materially impede Buyer’s ability to consummate the transactions contemplated by this Agreement;

(b) knowingly take any action that would prevent or impede the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

(c) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest, or make, declare or pay any dividend or distribution (except for (A) dividends paid in the ordinary course of business by any direct or indirect wholly-owned Buyer Subsidiary to Buyer or any other direct or indirect

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wholly-owned Buyer Subsidiary, or (B) a quarterly cash dividend on Buyer Common Stock at a rate not substantially greater than the rate paid by it during the fiscal quarter immediately preceding the date hereof and payment dates consistent with past practice);

(d) take any action or fail to take any action that at the time of such action or inaction is reasonably likely to prevent or would be reasonably likely to materially interfere with, the consummation of the Merger; or

(e) agree to or make any commitment to, take, or adopt any resolutions of the board of directors of Buyer in support of, any of the actions prohibited by this Section 6.3.

6.4         Control of the Other Party’s Business.

Prior to the Effective Time, nothing contained in this Agreement (including, without limitation, Sections 6.1, Section 6.2 or Section 6.3) shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller or any Seller Entity, and nothing contained in this Agreement shall give Seller, directly or indirectly, the right to control or direct the operations of Buyer or any Buyer Entity. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.5         Adverse Changes in Condition.

Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) has had or is reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable, (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, or (iii) would be reasonably likely to prevent or materially interfere with the consummation of the Merger, and to use its reasonable efforts to prevent or promptly to remedy the same.

6.6         Reports.

Each of Buyer and its Subsidiaries and Seller and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall make available to the other Party copies of all such reports promptly after the same are filed. Seller and its Subsidiaries shall also make available to Buyer monthly financial statements and quarterly call reports. The financial statements of Buyer and Seller, whether or not contained in any such reports filed under the Exchange Act or with any other Regulatory Authority, will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments). As of their respective dates, such reports of Buyer and Seller filed under the Exchange Act or with any other Regulatory Authority will comply in all material respects with applicable Laws and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Any financial statements contained in any other reports to another Regulatory Authority shall be prepared in accordance with Laws applicable to such reports.

6.7         Buyer Entity Use and Disclosure of IIPI.

Buyer acknowledges that IIPI disclosed to Buyer Entities in connection with this Agreement has been and will be disclosed pursuant to 15 U.S.C. § 6802(e)(7) and 12 C.F.R. § 1016.15(a)(6). Buyer Entities may not use or disclose IIPI, nor permit the use or disclosure of IIPI, other than as necessary to consummate and to make effective the Merger and the transactions contemplated hereby as permitted under 15 U.S.C. § 6802(e)(7) and 12 C.F.R. § 1016.15(a)(6).

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1         Shareholder Approval.

(a) Seller shall submit to the holders of Seller Stock this Agreement and any other matters required to be approved by its shareholders in order to carry out the intentions of this Agreement. In furtherance of that obligation, Seller shall take, in accordance with applicable Law and its articles of incorporation and bylaws, all action necessary to promptly call, give notice of, convene, and hold Seller’s Shareholders’ Meeting as promptly as reasonably practicable

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for the purpose of considering and voting on approval of this Agreement and the transactions provided for in this Agreement. Seller’s board of directors shall recommend that its shareholders approve this Agreement in accordance with the S.C. Code and shall include such recommendation in the Proxy Statement/Prospectus delivered to shareholders of Seller, except to the extent Seller’s board of directors has made an Adverse Recommendation Change in accordance with the terms of this Agreement. Seller shall solicit and use its reasonable efforts to obtain the Requisite Seller Shareholder Approval.

(b) Neither Seller’s board of directors nor any committee thereof shall, except as expressly permitted by this Section 7.1, (i) withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the Seller Recommendation, or (ii) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (each, an “Adverse Recommendation Change”). Notwithstanding the foregoing, prior to the receipt of the Requisite Seller Shareholder Approval, Seller’s board of directors may make an Adverse Recommendation Change if and only if:

(A)        Seller’s board of directors determines in good faith, after consultation with the Seller Financial Advisor (or such other financial advisor as Seller may use) and outside counsel, that it has received an Acquisition Proposal (that did not result from a breach of Section 7.3) that is a Superior Proposal;

(B)         Seller’s board of directors determines in good faith, after consultation with Seller’s outside counsel, that a failure to make such Adverse Recommendation Change would be inconsistent with Seller’s board of directors’ fiduciary duties to Seller and its shareholders under applicable Law;

(C)         Seller’s board of directors provides written notice (a “Notice of Recommendation Change”) to Buyer of its receipt of the Superior Proposal and its intent to announce an Adverse Recommendation Change on the third (3rd) Business Day following delivery of such notice, which notice shall specify the material terms and conditions of the Superior Proposal (and include a copy thereof with all accompanying documentation, if in writing) and identify the Person or Group making such Superior Proposal (it being understood that any amendment to any material term of such Acquisition Proposal shall require a new Notice of Recommendation Change, except that, in such case, the three (3) Business Day period referred to in this clause (C) and in clauses (D) and (E) shall be reduced to two (2) Business Days following the giving of such new Notice of Recommendation Change);

(D)        after providing such Notice of Recommendation Change, Seller shall negotiate in good faith with Buyer (if requested by Buyer) and provide Buyer reasonable opportunity during the subsequent three (3) Business Day period to make such adjustments in the terms and conditions of this Agreement as would enable Seller’s board of directors to proceed without an Adverse Recommendation Change (provided, however, that Buyer shall not be required to propose any such adjustments); and

(E)         Seller’s board of directors, following such three (3) Business Day period, again determines in good faith, after consultation with outside counsel, that such Acquisition Proposal nonetheless continues to constitute a Superior Proposal and that failure to take such action would be inconsistent with their fiduciary duties to Seller and its shareholders under applicable Law.

7.2         Registration of Buyer Common Stock.

(a) As promptly as reasonably practicable (and in any event, within 60 days) following the date hereof, Buyer shall prepare and file with the SEC the Registration Statement. The Registration Statement shall contain proxy materials relating to the matters to be submitted to Seller’s shareholders at Seller’s Shareholders’ Meeting. Such proxy materials shall also constitute the prospectus relating to the shares of Buyer Common Stock to be issued in the Merger. Seller will furnish to Buyer the information required to be included in the Registration Statement with respect to its business and affairs and shall have the right to review and consult with Buyer on the form of, and any characterizations of such information included in, the Registration Statement prior to its being filed with the SEC. Buyer shall use commercially reasonable efforts to have the Registration Statement declared effective by the SEC and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Buyer and Seller will use their commercially reasonable efforts to cause the Proxy Statement/Prospectus to be delivered to the Seller shareholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. Buyer will advise Seller, promptly after it receives notice thereof, of the time when the Registration Statement has become effective, the issuance of any stop order, the suspension of the qualification of Buyer Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by

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the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement. If at any time prior to the Effective Time any information relating to Buyer or Seller, or any of their respective Affiliates should be discovered by Buyer or Seller which should be set forth in an amendment or supplement to any of the Registration Statement or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Party hereto and, to the extent required by Law, an appropriate amendment or supplement describing such information shall be promptly filed by Buyer with the SEC and disseminated by the Parties to their respective shareholders.

(b) Buyer shall also take any action required to be taken under any applicable state Securities Laws in connection with the Merger and each of Buyer and Seller shall furnish all information concerning it and the holders of Seller Stock as may be reasonably requested in connection with any such action.

(c) Prior to the Effective Time, Buyer shall notify The Nasdaq Stock Market of the additional shares of Buyer Common Stock to be issued by Buyer in exchange for the shares of Seller Stock.

7.3         Other Offers, etc.

(a) From the date of this Agreement through the first to occur of the Effective Time or the termination of this Agreement, each Seller Entity shall not, and shall use its commercially reasonable efforts to cause its Affiliates and Representatives not to, directly or indirectly (i) solicit, initiate, or encourage, induce or knowingly facilitate, the making, submission, or announcement of any proposal that constitutes an Acquisition Proposal, (ii) participate in any discussions (except to notify a third party of the existence of restrictions provided in this Section 7.3) or negotiations regarding, or disclose or provide any nonpublic information with respect to, or knowingly take any other action to facilitate any inquiries or the making of any proposal that constitutes an Acquisition Proposal, (iii) enter into any agreement (including any agreement in principle, letter of intent or understanding, merger agreement, stock purchase agreement, asset purchase agreement, or share exchange agreement, but excluding a confidentiality agreement of the type described below) (an “Acquisition Agreement”) contemplating or otherwise relating to any Acquisition Transaction, or (iv) propose or agree to do any of the foregoing; provided, however, that prior to receipt of the Requisite Seller Shareholder Approval, this Section 7.3 shall not prohibit a Seller Entity from furnishing nonpublic information regarding any Seller Entity or other access to, or entering into a confidentiality agreement or discussions or negotiations with, any Person or Group in response to a bona fide, unsolicited written Acquisition Proposal submitted by such Person or Group (and not withdrawn) if and only if: (A) no Seller Entity or Representative or Affiliate thereof shall have violated any of the restrictions set forth in this Section 7.3, (B) Seller’s board of directors shall have determined in good faith, after consultation with the Seller Financial Advisor (or such other financial advisor as Seller may use) and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to result in a Superior Proposal, (C) Seller’s board of directors concludes in good faith, after consultation with its outside counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law to Seller and its shareholders, (D) Seller receives from such Person or Group an executed confidentiality agreement containing terms no less favorable to Seller than the confidentiality terms of this Agreement, and (E) contemporaneously with furnishing any such nonpublic information to such Person or Group, Seller furnishes such nonpublic information to Buyer (to the extent such nonpublic information has not been previously furnished by Seller to Buyer). In addition to the foregoing, Seller shall provide Buyer with at least three (3) Business Days’ prior written notice of a meeting of Seller’s board of directors at which meeting Seller’s board of directors is reasonably expected to resolve to recommend the Acquisition Agreement as a Superior Proposal to its shareholders, and Seller shall keep Buyer informed on a prompt basis of the status and material terms of such Acquisition Proposal, including any material amendments or proposed amendments as to price and other material terms thereof.

(b) In addition to the obligations of Seller set forth in this Section 7.3, as promptly as reasonably practicable, after any of the directors or executive officers of Seller become aware thereof, Seller shall advise Buyer of any request received by Seller for nonpublic information which Seller reasonably believes could lead to an Acquisition Proposal or of any Acquisition Proposal, the material terms and conditions of such request or Acquisition Proposal, and the identity of the Person or Group making any such request or Acquisition Proposal. Seller shall keep Buyer informed promptly of material amendments or modifications to any such request or Acquisition Proposal.

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(c) Except as specifically permitted under Section 7.3(a), Seller shall immediately cease, and shall use its commercially reasonable efforts to cause its and its Subsidiaries’ directors, officers, employees, and Representatives to immediately cease, any and all existing activities, discussions, or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and shall use and cause to be used all commercially reasonable efforts to enforce any confidentiality or similar or related agreement relating to any Acquisition Proposal.

(d) Nothing contained in this Agreement shall prevent a Party or its board of directors from (i) complying with Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal, provided, that such Rule will in no way eliminate or modify the effect that any action pursuant to such Rule would otherwise have under this Agreement; (ii) making any disclosure to Seller’s shareholders if Seller’s board of directors determines in good faith, after consultation with its outside counsel, that the failure to make such disclosures would be reasonably likely to be inconsistent with applicable Law; (iii) informing any Person of the existence of the provisions contained in this Section 7.3, or (iv) making any “stop, look, and listen” communication to Seller’s shareholders of the nature set forth in Rule 14d-9(f) under the Exchange Act (or any similar communication to Seller’s shareholders).

7.4         Consents of Regulatory Authorities.

The Parties hereto shall cooperate with each other and use their commercially reasonable efforts to promptly prepare and file all necessary documentation and applications, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all Consents of all Regulatory Authorities and other Persons which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger). The Parties agree that they will consult with each other with respect to the obtaining of all Consents of all Regulatory Authorities and other Persons necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other apprised of the status of matters relating to consummation of the transactions contemplated herein. Each Party also shall promptly advise the other upon receiving any communication from any Regulatory Authority or other Person whose Consent is required for consummation of the transactions contemplated by this Agreement which causes such Party to believe that there is a reasonable likelihood that any requisite Consent will not be obtained or that the receipt of any such Consent will be materially delayed.

7.5         Agreement as to Efforts to Consummate.

Subject to the terms and conditions of this Agreement, each Party agrees to take, and to cause its Subsidiaries to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate and make effective, as soon as reasonably practicable after the date of this Agreement, the transactions contemplated by this Agreement, including using its commercially reasonable efforts to lift or rescind any Order adversely affecting its ability to consummate the transactions contemplated herein and to cause to be satisfied the conditions referred to in Article VIII; provided, that nothing herein shall preclude either Party from exercising its rights under this Agreement.

7.6         Investigation and Confidentiality.

(a) Prior to the Effective Time, each Party shall keep the other Party advised of all material developments relevant to its business and the consummation of the Merger and shall permit the other Party to make or cause to be made such investigation of its business and properties (including that of its Subsidiaries) and of their respective financial and legal conditions as the other Party reasonably requests, including, but not limited to, conducting any environmental assessment with respect to any property; provided, that such investigation shall be reasonably related to the transactions contemplated hereby and shall not interfere unnecessarily or materially with normal operations, and that no environmental assessment by Buyer, or by consultants or other parties acting on Buyer’s behalf shall include the sampling of the soil, groundwater, surface water, indoor air, soil vapor or sub-slab vapor of a property without Seller’s prior written permission. No investigation by a Party shall affect the ability of such Party to rely on the representations and warranties of the other Party. Between the date hereof and the Effective Time, Seller shall permit Buyer’s senior officers and independent auditors to meet with the senior officers of Seller, including officers responsible for the Seller Financial Statements and the internal controls of Seller, and Seller’s independent public accountants to discuss such matters as Buyer may deem reasonably necessary or appropriate for Buyer to satisfy its obligations under Sections 302, 404, and 906 of the Sarbanes-Oxley Act.

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(b) In addition to each Party’s obligations pursuant to Section 7.6(a), each Party shall, and shall cause its advisors and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries’ businesses, operations, and financial positions (“Confidential Information”) and shall not use such Confidential Information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Effective Time, each Party shall promptly return or certify the destruction of all documents and copies thereof, and all work papers containing Confidential Information received from the other Party.

(c) Seller shall use its commercially reasonable efforts to exercise, and shall not waive any of, its rights under, confidentiality agreements entered into with Persons which were considering an Acquisition Proposal with respect to Seller to preserve the confidentiality of the information relating to Seller Entities provided to such Persons and their Affiliates and Representatives.

(d) Each Party agrees to give the other Party notice as soon as practicable after any determination by it of any fact or occurrence relating to the other Party which it has discovered through the course of its investigation and which represents, or is reasonably likely to represent, either a material breach of any representation, warranty, covenant, or agreement of the other Party or which has had or is reasonably likely to have a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable.

(e) Each Buyer Entity shall, in accordance with Buyer’s comprehensive written data security program established and maintained pursuant to 15 U.S.C. § 6801 and regulations promulgated thereunder (“Buyer’s Security Program”), safeguard IIPI and Confidential Information disclosed to that Buyer Entity pursuant to this Agreement or in connection with the transactions contemplated hereby. In the event that any Buyer Entity allows a third party to access such IIPI and Confidential Information, Buyer shall ensure that the third party safeguards that IIPI and Confidential Information in accordance with a data security program substantially equivalent to the Buyer’s Security Program.

(f) Buyer shall notify Seller promptly (but in no event more than 24 hours) of any Data Incident. All Buyer Entities shall promptly take all actions that are necessary and advisable to correct, mitigate, and prevent recurrence of the Data Incident. All Buyer Entities shall cooperate fully with Seller and its designees in all reasonable efforts to investigate the Data Incident.

(g) If this Agreement is terminated prior to the Effective Time, each Buyer Entity shall promptly return or dispose of, and certify the return or disposal, of all IIPI received by the Buyer Entity in connection with this Agreement. Any disposal of such IIPI must be performed in a manner that ensures that the IIPI is rendered permanently unreadable and unrecoverable.

7.7         Press Releases.

Prior to the Effective Time, Seller and Buyer shall consult with each other and agree as to the form and substance of any press release, communication with Seller’s shareholders, or other public disclosure materially related to this Agreement, or any other transaction contemplated hereby; provided, that nothing in this Section 7.7 shall be deemed to prohibit any Party from making any disclosure which its counsel deems necessary or advisable in order to satisfy such Party’s disclosure obligations imposed by Law.

7.8         Charter Provisions.

Each Seller Entity shall take all necessary action to ensure that the entering into of this Agreement and the consummation of the Merger and the other transactions contemplated hereby do not and will not result in the grant of any rights to any Person under the articles of incorporation, bylaws, or other governing instruments of any Seller Entity or restrict or impair the ability of Buyer or any of its Subsidiaries to vote, or otherwise to exercise the rights of a shareholder with respect to, shares of any Seller Entity that may be directly or indirectly acquired or controlled by them.

7.9         Employee Benefits and Contracts.

(a) All Persons who are employees of Seller Entities immediately prior to the Effective Time and whose employment is not terminated, if any, at or prior to the Effective Time (a “Continuing Employee”) shall, at the Effective Time or the effective time of the Bank Merger, as applicable, become employees of Buyer or Buyer Bank, as applicable. Buyer and Buyer Bank shall honor all employment and change of control agreements of Seller Subsidiaries existing

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as of the date of this Agreement that have been disclosed to Buyer, regardless of whether the employees with such agreements are Continuing Employees or receive new agreements with Buyer. All of the Continuing Employees shall be employed at will, and no contractual right with respect to employment shall inure to such employees because of this Agreement, except as otherwise contemplated by this Agreement.

(b) As of the Effective Time, each Continuing Employee shall be employed on the same terms and conditions as similarly situated employees of Buyer Bank and eligible to participate in each of Buyer’s applicable Employee Benefit Plans with full credit for prior service with Seller or Seller Subsidiaries solely for purposes of eligibility and vesting.

(c) As of the Effective Time, Buyer shall make available employer-provided benefits under Buyer’s applicable Employee Benefit Plans to each Continuing Employee on the same basis as it provides such coverage to Buyer or Buyer Bank employees. With respect to Buyer’s Employee Benefit Plans providing health coverage, Buyer shall use commercially reasonable efforts to cause any pre-existing condition, eligibility waiting period, or other limitations or exclusions otherwise applicable under such plans to new employees not to apply to a Continuing Employee or their covered dependents who were covered under a similar Seller Benefit Plan at the Effective Time of the Merger. In addition, if any such transition occurs during the middle of a plan year, Buyer shall use commercially reasonable efforts to cause any such successor an Employee Benefit Plan of Buyer providing health coverage to give credit towards satisfaction of any annual deductible limitation and out-of-pocket maximum applied under such successor plan for any deductible, co-payment and other cost-sharing amounts previously paid by a Continuing Employee respecting his or her participation in the corresponding Seller Benefit Plan during that plan year prior to the transition effective date. Notwithstanding the foregoing, and in lieu of the same, Buyer may continue Seller’s health and other employee welfare benefit plans for each Continuing Employee as in effect immediately prior to the Effective Time.

(d) Upon not less than ten (10) days’ notice prior to the Closing Date from Buyer to Seller, Seller shall cause the termination, amendment, or other appropriate modification of each Seller Benefit Plan as specified by Buyer in such notice such that no Seller Entity shall sponsor or otherwise have any further Liability thereunder in connection with such applicable Seller Benefit Plans, effective as of the date which immediately preceeds the Closing Date. Upon such action, participants in such applicable Seller Benefit Plans that are described in ERISA Section 3(2) shall be 100% vested in their account balances.

(e) Any Continuing Employees who are not parties to an employment, change in control, or other type of agreement that provides for severance or other compensation upon a change in control or upon a separation from service following a change in control, who remain employed by Buyer or any of its Subsidiaries as of the Effective Time, and whose employment is terminated by Buyer or any of its Subsidiaries prior to the first (1st) anniversary of the Effective Time shall receive, subject to such Continuing Employee’s execution and non-revocation of a general release of claims in a form satisfactory to Buyer, the following severance benefits: two (2) weeks of base salary for each twelve (12) months of such Continuing Employee’s prior employment with Seller or any Seller Subsidiary; provided, however, that in no event will the total amount of severance for any single Continuing Employee be less than four (4) weeks of such base salary or greater than twenty-six (26) weeks of such base salary.

(f) No officer, employee, or other Person (other than the Parties to this Agreement) shall be deemed a third party or other beneficiary of this Section 7.9, and no such Person shall have any right or other entitlement to enforce any provision of this Agreement or seek any remedy in connection with this Agreement, except as set forth in Section 7.12. No provision of this Agreement constitutes or shall be deemed to constitute, an Employee Benefit Plan or other arrangement, an amendment of any Employee Benefit Plan or other arrangement, or any provision of any Employee Benefit Plan or other arrangement.

(g) Seller shall take all appropriate action to terminate any Seller Benefit Plan which provides for a “cash or deferred arrangement” pursuant to Code Section 401(k) prior to the Closing Date; provided, however, that Buyer agrees that nothing in this Section 7.9 will require Seller to cause the final dissolution and liquidation of, or to amend (other than as may be required to maintain such plan’s compliance with the Code, ERISA, or other applicable Law), said plan prior to the Closing Date.

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7.10       Conversion Bonus Plan; Retention Plan.

(a) Seller may implement a retention plan (the “Retention Plan”) for the benefit of those employees of Seller and the Seller Subsidiaries who remain as employees of Seller or the applicable Seller Subsidiary through the Closing Date, with the aggregate benefits thereunder to be proposed by the chief executive officer of Bank and subject to the approval of Buyer.

(b) To facilitate the successful integration of Seller into Buyer and the conversion of the systems of Bank to those of Buyer Bank, Buyer shall establish a conversion bonus pool to be allocated and paid to non-director employees of Bank who continue in the employ of Buyer Bank at the expiration of 120 days after the Effective Time. The specific amount to be allocated and paid to each such non-director employee who continues in the employ of Buyer Bank shall be determined by Buyer prior to the Effective Time.

7.11       Indemnification.

(a) For a period of six (6) years after the Effective Time, Buyer shall, and shall cause the Surviving Corporation to, indemnify, defend, and hold harmless the present and former directors and officers of the Seller Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors, officers, employees, or agents of Seller or, at Seller’s request, of another corporation, partnership, joint venture, trust, or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under the NCBCA, Section 402 of the Sarbanes-Oxley Act, the Securities Laws, and FDIC Regulations Part 359, and by Seller’s articles of incorporation and bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not Buyer is insured against any such matter.

(b) Prior to the Effective Time, Buyer shall purchase, or shall direct Seller to purchase, an extended reporting period endorsement under Seller’s existing directors’ and officers’ liability insurance coverage (“Seller’s D&O Policy”) for acts or omissions occurring prior to the Effective Time by such directors and officers currently covered by Seller’s D&O Policy. The directors and officers of Seller shall take all reasonable actions required by the insurance carrier necessary to procure such endorsement. Such endorsement shall provide such directors and officers with coverage following the Effective Time for six (6) years.

(c) Any Indemnified Party wishing to claim indemnification under paragraph (a) of this Section 7.11, upon learning of any such Liability or Litigation, shall promptly notify Buyer and the Surviving Corporation thereof in writing. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Buyer or the Surviving Corporation shall have the right to assume the defense thereof, and, in such event, neither Buyer nor the Surviving Corporation shall be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Buyer and the Surviving Corporation shall be obligated pursuant to this paragraph (c) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction; (ii) the Indemnified Parties will cooperate in good faith in the defense of any such Litigation; and (iii) neither Buyer nor the Surviving Corporation shall be liable for any settlement effected without its prior written consent and which does not provide for a complete and irrevocable release of all Buyer Entities and their respective directors, officers, and controlling persons, employees, agents, and Representatives; and provided, further, that neither Buyer nor the Surviving Corporation shall have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final and unappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d) If Buyer or the Surviving Corporation or any successors or assigns thereof consolidates with or merges into any other Person and will not be the continuing or surviving Person of such consolidation or merger or transfer of all or substantially all of its assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Buyer or the Surviving Corporation shall assume the obligations set forth in this Section 7.11.

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(e) The provisions of this Section 7.11 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and legal and personal representatives.

7.12       Tax Covenants of Buyer.

At and after the Effective Time, Buyer covenants and agrees that it:

(a) will not take any action that could reasonably be expected to cause the Merger to fail to qualify as a reorganization under Section 368(a)(1)(A) of the Code;

(b) will maintain all books and records and prepare and file all federal, state and local income Tax Returns and schedules thereto of Buyer, Seller, and all affiliates thereof in a manner consistent with the Merger’s being qualified as a reorganization and nontaxable exchange under Section 368(a)(1)(A) of the Code (and comparable provisions of any applicable state or local Tax Laws);

(c) will, either directly or through a member of Buyer’s Qualified Group, continue at least one significant historic business line of Seller, or use at least a significant portion of the historic business assets of Seller in a business, in each case within the meaning of Treasury Regulation Section 1.368-1(d);

(d) in connection with the Merger, will not reacquire, and will not permit any Person that is a “related person” (as defined in Treasury Regulation Section 1.368-1(e)(4)) to Buyer to acquire, any of the Buyer Common Stock issued in connection with the Merger; and

(e) will not sell or otherwise dispose of any of Seller’s Assets acquired in the Merger, and will not cause or permit Buyer Bank to sell or otherwise dispose of any of Bank’s assets acquired in the Bank Merger, except for dispositions made in the ordinary course of business or transfers described in Section 368(a)(2)(C) of the Code or described and permitted in Treasury Regulation Section 1.368-2(k).

ARTICLE VIII

CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1         Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.6:

(a) Shareholder Approval. The shareholders of Seller shall have approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, by the Requisite Seller Shareholder Approval, as and to the extent required by Law and by the provisions of their respective articles of incorporation and bylaws.

(b) Regulatory Approvals. All Consents of, filings and registrations with, and notifications to, all Regulatory Authorities required for consummation of the Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by Law shall have expired. No Consent obtained from any Regulatory Authority which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner (including requirements relating to the raising of additional capital or the disposition of Assets) which in the reasonable judgment of the board of directors of Buyer would so materially adversely affect the economic or business benefits of the transactions contemplated by this Agreement that, had such condition or requirement been known, Buyer would not, in its reasonable judgment, have entered into this Agreement.

(c) Consents and Approvals. Each Party shall have obtained any and all Consents required for consummation of the Merger (other than those referred to in Section 8.1(b)) or for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, would be reasonably likely to have, individually or in the aggregate, a Seller Material Adverse Effect or a Buyer Material Adverse Effect, as applicable. Seller shall have obtained the Consents listed in Section 8.1(c) of the Seller Disclosure Memorandum, including Consents from the lessors of each office leased by Seller, if any is required. No Consent so obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the board of directors of Buyer would so materially adversely affect the economic or business benefits of the

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transactions contemplated by this Agreement that, had such condition or requirement been known, Buyer would not, in its reasonable judgment, have entered into this Agreement (a “Burdensome Condition”); provided, however, the imposition of the specific condition described in Section 8.1(c) of the Seller Disclosure Memorandum by a Regulatory Authority as a requirement of, or as a condition to, its Consent shall not be deemed a Burdensome Condition.

(d) Registration Statement. The Registration Statement shall have been declared effective by the SEC and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement.

(e) Legal Proceedings. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced, or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts, or makes illegal consummation of the transactions contemplated by this Agreement.

(f) Exchange Listing. Buyer shall have filed with The Nasdaq Stock Market a notification form for the listing of all shares of Buyer Common Stock to be delivered as Merger Consideration, and The Nasdaq Stock Market shall not have objected to the listing of such shares of Buyer Common Stock.

(g) Tax Opinion. Buyer and Seller shall have received the opinion of Buyer’s legal counsel or tax accounting firm, as determined by Buyer, dated as of the Closing Date, in form and substance customary in transactions of the type contemplated hereby, substantially to the effect that on the basis of the facts, representations, and assumptions set forth in such opinion, which are consistent with the state of facts existing at the Effective Time, (i) the Merger will be treated for federal income Tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and (ii) Buyer and Seller will each be a party to that reorganization within the meaning of Section 368(b) of the Code. Such opinion may be based on, in addition to the review of such matters of fact and Law as the opinion given considers appropriate, representations contained in certificates of officers of Buyer and Seller.

8.2         Conditions to Obligations of Buyer.

The obligations of Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 10.6(a):

(a) Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of Seller set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided, that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 4.1, Section 4.2(a), Section 4.2(b)(i), Section 4.3, and Section 4.24 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of Seller set forth in this Agreement (including the representations and warranties set forth in Section 4.1, Section 4.2(a), Section 4.2(b)(i), Section 4.3, and Section 4.24) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Seller Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Seller to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Officers’ Certificate. Seller shall have delivered to Buyer (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to Seller and in Section 8.2(a), Section 8.2(b), Section 8.2(e), and Section 8.2(g), have been satisfied.

(d) Secretary’s Certificate. Seller shall have delivered a certificate of the secretary of Seller and Bank, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Seller and Bank executing documents executed and delivered in connection herewith, (ii) a copy of the articles of incorporation of Seller as in effect from the date of this Agreement until the Closing Date, (iii) a copy of the bylaws of Seller as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the resolutions duly adopted by Seller’s board of directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve, if available,

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certifying that Seller is a registered bank holding company, (vi) a copy of the articles of incorporation of Bank as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the bylaws of Bank as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the SCBFI as to the good standing of the Bank, and (ix) a certificate of the FDIC certifying that Bank is an insured depository institution.

(e) No Material Adverse Effect. There shall not have occurred any Seller Material Adverse Effect from March 31, 2026 to the Effective Time.

(f) Payments. None of the Seller Entities shall have made any payments or provided any benefits, or is obligated to make any payments or provide any benefits, in connection with any or all of which (i) a deduction could or would be disallowed or limited under Sections 280G, 404, or 162(m) of the Code, or (ii) could or would be subject to withholding or give rise to taxation under Section 4999 of the Code.

(g) Bank Merger. The Parties shall stand ready to consummate the Bank Merger immediately after the Merger.

(h) Support Agreements. Those executive officers, directors and shareholders of Seller designated by Buyer shall have executed and delivered to Buyer a Support Agreement in the form attached hereto as Exhibit B, with respect to an aggregate total of at least forty percent (40%) of the outstanding Seller Stock.

(i) Dissenters’ Rights. Immediately prior to the Closing, not more than ten percent (10%) of Seller Stock shall be held by Persons who either have exercised, or are then entitled to exercise, Dissenter’s Rights under South Carolina law.

8.3         Conditions to Obligations of Seller.

The obligations of Seller to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Seller pursuant to Section 10.6(b):

(a) Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties set forth in Section 5.1, Section 5.2(a), Section 5.2(b)(i), and Section 5.13 shall be true and correct (except for inaccuracies which are de minimis in amount or effect). There shall not exist inaccuracies in the representations and warranties of Buyer set forth in this Agreement (including the representations and warranties set forth in Section 5.1, Section 5.2(a), Section 5.2(b)(i), Section 5.3, and Section 5.13) such that the aggregate effect of such inaccuracies has, or is reasonably likely to have, a Buyer Material Adverse Effect; provided, that for purposes of this sentence only, those representations and warranties which are qualified by references to “material” or “Material Adverse Effect” or to the “Knowledge” of any Person shall be deemed not to include such qualifications.

(b) Performance of Agreements and Covenants. Each and all of the agreements and covenants of Buyer and Buyer Bank to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c) Officers’ Certificate. Buyer shall have delivered to Seller a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as it relates to Buyer and in Sections 8.3(a), Section 8.3(b), and Section 8.3(f) have been satisfied.

(d) Secretary’s Certificate. Buyer and Buyer Bank shall have delivered a certificate of the secretary of Buyer and Buyer Bank, dated as of the Closing Date, certifying as to (i) the incumbency of officers of Buyer and Buyer Bank executing documents executed and delivered in connection herewith, (ii) a copy of the articles of incorporation of Buyer as in effect from the date of this Agreement until the Closing Date, along with a certificate of the Secretary of State of the State of North Carolina as to the good standing of Buyer; (iii) a copy of the bylaws of Buyer as in effect from the date of this Agreement until the Closing Date, (iv) a copy of the resolutions of Buyer’s board of directors authorizing and approving the applicable matters contemplated hereunder, (v) a certificate of the Federal Reserve, if available, certifying that Buyer is a registered bank holding company, (vi) a copy of the articles of incorporation of Buyer Bank as in effect from the date of this Agreement until the Closing Date, (vii) a copy of the bylaws of Buyer

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Bank as in effect from the date of this Agreement until the Closing Date, (viii) a certificate of the NC Commissioner as to the good standing of Buyer Bank, and (ix) certificate of the FDIC certifying that Buyer Bank is an insured depository institution.

(e) Payment of Merger Consideration. Buyer shall pay the Merger Consideration as provided by this Agreement.

(f) No Material Adverse Effect. There shall not have occurred any Buyer Material Adverse Effect from March 31, 2026 to the Effective Time.

ARTICLE IX

TERMINATION

9.1         Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Seller, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a) By mutual written agreement of Buyer and Seller; or

(b) By Buyer or Seller (provided, that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within 30 days after the giving of written notice to the breaching Party of such breach and which breach is reasonably likely, in the opinion of the non-breaching Party, to permit such Party to refuse to consummate the transactions contemplated by this Agreement pursuant to the standard set forth in Section 8.2 or Section 8.3, as applicable; or

(c) By Buyer or Seller in the event (i) any Consent of any Regulatory Authority required for consummation of the Merger and the other transactions contemplated hereby shall have been denied by final non-appealable action of such authority or if any action taken by such authority is not appealed within the time limit for appeal, (ii) any Regulatory Authority whose approval is required for the consummation of the Merger and the other transactions contemplated by this Agreement shall have requested or directed Buyer or Seller in writing to withdraw its application for approval of the Merger, (iii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger shall have become final and non-appealable, or (iv) the Requisite Seller Shareholder Approval is not obtained at Seller’s Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon; or

(d) By Buyer or Seller in the event that the Merger shall not have been consummated by June 30, 2027, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1; or

(e) By Buyer (provided, that Buyer is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event that (i) Seller’s board of directors shall have made an Adverse Recommendation Change; (ii) Seller’s board of directors shall have failed to reaffirm the Seller Recommendation within ten (10) Business Days after Buyer requests such at any time following the public announcement of an Acquisition Proposal, or (iii) Seller shall have failed to comply in all material respects with its obligations under Section 7.1 or Section 7.3; or

(f) By Seller, prior to the Requisite Seller Shareholder Approval (and provided that Seller has complied in all material respects with Section 7.1 (including the provisions of Section 7.1(b) regarding the requirements for making an Adverse Recommendation Change)) and Section 7.3, in order to enter into a Superior Proposal.

9.2         Effect of Termination.

In the event of the termination and abandonment of this Agreement by either Buyer or Seller pursuant to Section 9.1, this Agreement shall become void and have no effect, except that (i) the provisions of Section 7.6(b), Section 9.2, Section 9.3, Section 10.2, Section 10.3, and Section 10.9 shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

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9.3         Termination Fee.

(a) If Buyer terminates this Agreement pursuant to Section 9.1(e) of this Agreement or Seller terminates this Agreement pursuant to Section 9.1(f) of this Agreement, then Seller shall, on the date of termination, pay to Buyer the sum of $6.4 million (the “Termination Fee”). The Termination Fee shall be paid to Buyer in same day funds. Seller hereby waives any right to set-off or counterclaim against such amount.

(b) In the event that (i) an Acquisition Proposal with respect to Seller shall have been communicated to or otherwise made known to the shareholders, senior management, or board of directors of Seller, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to Seller after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by Seller or Buyer pursuant to Section 9.1(d) (only if the Requisite Seller Shareholder Approval has not theretofore been obtained), (B) by Buyer pursuant to Section 9.1(e), or (C) by Seller or Buyer pursuant to Section 9.1(c)(iv), and (iii) prior to the date that is 12 months after the date of such termination, Seller consummates an Acquisition Transaction or enters into an Acquisition Agreement, then Seller shall on the earlier of the date an Acquisition Transaction is consummated or any such Acquisition Agreement is entered into, as applicable, pay Buyer a fee equal to the Termination Fee in same day funds. For the avoidance of doubt, Buyer shall be entitled to no more than one Termination Fee. Seller hereby waives any right to set-off or counterclaim against such amount.

(c) The Parties acknowledge that the agreements contained in this Article IX are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Seller fails to pay promptly any fee payable by it pursuant to this Section 9.3, then Seller shall pay to Buyer its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with collecting such Termination Fee, together with interest on the amount of the fee at the prime annual rate of interest (as published in The Wall Street Journal) plus 2% as the same is in effect from time to time from the date such payment was due under this Agreement until the date of payment.

9.4         Non-Survival of Representations and Covenants.

Except for Article III (Manner of Converting Shares), Section 7.9 (Employee Benefits and Contracts), Section 7.11 (Indemnification), Section 7.12 (Tax Covenants of Buyer), this Article IX (Termination) and Article X (Miscellaneous), the respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time.

ARTICLE X

MISCELLANEOUS

10.1       Definitions.

(a) Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Agreement” shall have the meaning set forth in Section 7.3(a) of the Agreement.

“Acquisition Proposal” means any proposal (whether communicated to Seller or publicly announced to Seller’s shareholders) by any Person (other than Buyer or any of its Affiliates) for an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from Seller by any Person or Group (other than Buyer or any of its Affiliates) of 25% or more in interest of the total outstanding voting securities of Seller, or any tender offer or exchange offer that if consummated would result in any Person or Group (other than Buyer or any of its Affiliates) beneficially owning 25% or more in interest of the total outstanding voting securities of Seller, or any merger, consolidation, business combination or similar transaction involving Seller pursuant to which the shareholders of Seller immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale or lease (other than in the ordinary course of business), or exchange, transfer, license (other than in the ordinary course of business), acquisition or disposition of 25% or more of the consolidated Assets of Seller and its Subsidiaries, taken as a whole; or (iii) any liquidation or dissolution of Seller.

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“Adverse Recommendation Change” shall have the meaning as set forth in Section 7.1(b) of the Agreement.

“Affiliate” of a Person means: (i) any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person; (ii) any officer, director, partner, employer, or direct or indirect beneficial owner of any 10% or greater equity or voting interest of such Person; or (iii) any other Person for which a Person described in clause (ii) acts in any such capacity.

“Agreement” shall have the meaning as set forth in the introduction of the Agreement.

“Articles of Merger” shall have the meaning as set forth in Section 1.3 of the Agreement.

“ASC 320” means Accounting Standards Codification Topic 320.

“Assets” of a Person means all of the assets, properties, businesses and Rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Average Buyer Stock Price” shall mean $62.75.

“Bank” shall have the meaning as set forth in Section 1.5 of the Agreement.

“Bank Merger” shall have the meaning as set forth in Section 1.5 of the Agreement.

“BHCA” shall have the meaning as set forth in Section 4.1 of the Agreement.

“Burdensome Condition” shall have the meaning set forth in Section 8.1(c) of the Agreement.

“Business Days” shall mean those on which commercial banks operating in the State of North Carolina are open for the conduct of the business of retail banking.

“Buyer” shall have the meaning as set forth in the introduction of the Agreement.

“Buyer Bank” shall have the meaning as set forth in Section 1.5 of the Agreement.

“Buyer Common Stock” means the common stock, no par value per share, of Buyer.

“Buyer Disclosure Memorandum” means the written information entitled “First Bancorp Disclosure Memorandum” delivered with this Agreement to Seller and attached hereto.

“Buyer Entities” means, collectively, Buyer and all Buyer Subsidiaries.

“Buyer Exchange Act Reports” shall have the meaning as set forth in Section 5.4(a) of the Agreement.

“Buyer Financial Advisor” means Stephens Inc.

“Buyer Financial Statements” means (i) the consolidated balance sheets of Buyer as of December 31, 2025 and 2024, and the related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the three fiscal years ended December 31, 2025, 2024 and 2023 as filed by Buyer in Exchange Act Documents, and (ii) the consolidated balance sheets of Buyer (including related notes and schedules, if any) and related statements of income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in Exchange Act Documents, as amended, filed with respect to periods ended subsequent to December 31, 2025.

“Buyer Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has had or is reasonably expected to have a material adverse effect on (i) the financial position, property, business, assets or results of operations of Buyer and its Subsidiaries, taken as a whole, or (ii) the ability of Buyer to perform its material obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “Buyer Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in SEC, GAAP or regulatory accounting principles generally

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applicable to banks and their holding companies, (C) actions and omissions of Buyer (or any of its Subsidiaries) taken with the prior written Consent of Seller in contemplation of the transactions contemplated hereby, (D) changes in economic conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, except to the extent the Buyer is materially and adversely affected in a disproportionate manner as compared to other comparable participants in the banking industry, (E) changes resulting from the announcement or pendency of the transactions contemplated by this Agreement, or (F) the direct effects of compliance with this Agreement on the operating performance of Buyer. “Buyer Material Adverse Effect” shall not be deemed to include any failure to meet analyst projections, in and of itself, or, in and of itself, or the trading price of the Buyer Common Stock (it being understood that the facts or occurrences giving rise or contributing to any such effect, change or development which affects or otherwise relates to the failure to meet analyst financial forecasts or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Buyer Material Adverse Effect).

“Buyer Regulatory Agreement” shall have the meaning as set forth in Section 5.12 of the Agreement.

“Buyer Subsidiaries” means the Subsidiaries of Buyer, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Buyer in the future and held as a Subsidiary by Buyer at the Effective Time.

“Buyer’s Security Program” shall have the meaning as set forth in Section 7.6(e) of the Agreement.

“Calculation Date” shall have the meaning set forth in Section 3.2(d) of the Agreement.

“CERCLA” shall have the meaning as set forth under the definition of “Environmental Laws” in this Section 10.1(a) of the Agreement.

“Certificates” shall have the meaning as set forth in Section 3.1(b) of the Agreement.

“Change in Control Benefit” shall have the meaning set forth in Section 4.15(k) of the Agreement.

“Closing” shall have the meaning as set forth in Section 1.2 of the Agreement.

“Closing Date” means the date on which the Closing occurs.

“Code” shall have the meaning as set forth in Section 1.6 of the Agreement.

“Community Reinvestment Act” means the Community Reinvestment Act of 1977.

“Confidential Information” shall have the meaning set forth in Section 7.6(b) of the Agreement.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Continuing Employee” shall have the meaning as set forth in Section 7.9(a) of the Agreement.

“Contract” means any written agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party that is binding on any Person or its capital stock, Assets or business.

“Data Incident” means any actual or reasonably suspected unauthorized access to or acquisition, disclosure, use, or loss of IIPI or any Seller Entity’s Confidential Information disclosed to any Buyer Entity in connection with this Agreement (including hard copies) or breach or compromise of Buyer’s Security Program that presents a viable threat to any such IIPI or any Seller Entity’s systems or Confidential Information.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

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“DIF” shall have the meaning set forth in Section 4.1 of the Agreement.

“Dissenter’s Rights” shall have the meaning as set forth in Section 3.7 of the Agreement.

“DOL” shall have the meaning as set forth in Section 4.15(b) of the Agreement.

“Effective Time” shall have the meaning as set forth in Section 1.3 of the Agreement.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, equity incentive, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, bank owned life insurance, split dollar or similar arrangements, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“Employer Side Taxes” mean, with respect to any payment, any employer-side employment, payroll or similar Taxes, Medicare, social or national insurance contributions or similar obligations and, if applicable, any 401(k) match payable in connection with such payment.

“Enforceability Exception” shall have the meaning set forth in Section 4.2 of the Agreement.

“Environmental Laws” shall mean all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata) and which are administered, interpreted or enforced by the United States Environmental Protection Agency or state or local Governmental Authorities with jurisdiction over, and including common law in respect of, pollution or protection of the environment, including: (i) the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. §§9601 et seq. (“CERCLA”); (ii) the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act, 42 U.S.C. §§6901 et seq. (“RCRA”); (iii) the Emergency Planning and Community Right to Know Act (42 U.S.C. §§11001 et seq.); (iv) the Clean Air Act (42 U.S.C. §§7401 et seq.); (v) the Clean Water Act (33 U.S.C. §§1251 et seq.); (vi) the Toxic Substances Control Act (15 U.S.C. §§2601 et seq.); (vii) any state, county, municipal or local statutes, laws or ordinances similar or analogous to the federal statutes listed in parts (i) – (vi) of this subparagraph; (viii) any amendments to the statutes, laws or ordinances listed in parts (i) – (vi) of this subparagraph in existence on the date hereof, (ix) any rules, regulations, guidelines, directives, orders or the like adopted pursuant to or implementing the statutes, laws, ordinances and amendments listed in parts (i) – (vii) of this subparagraph; and (x) any other Law, statute, ordinance, amendment, rule, regulation, guideline, directive, Order or the like now relating to environmental, health or safety matters and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, which together with a Seller Entity would be treated as a single employer under Code Section 414(b), (c), (m), or (o).

“Estimated Closing Statement” shall have the meaning set forth in Section 3.2(d) of the Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Exchange Act Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents, including all certifications and statements required by the Exchange Act or Section 906 of the Sarbanes-Oxley Act with respect to any report that is an Exchange Act Document, filed, or required to be filed, by a Party or any of its Subsidiaries with any Regulatory Authority pursuant to the Securities Laws.

“Exchange Agent” shall have the meaning as set forth in Section 3.3(a) of the Agreement.

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“Exchange Fund” shall have the meaning as set forth in Section 3.3(a) of the Agreement.

“Exchange Ratio” shall have the meaning set forth in Section 3.1 of the Agreement.

“Extinguished Shares” shall have the meaning as set forth in Section 3.1(d) of the Agreement.

“FDIA” shall have the meaning set forth in Section 4.1 of the Agreement.

“FDIC” shall mean the Federal Deposit Insurance Corporation.

“Federal Reserve” shall mean the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of Richmond.

“Final Closing Statement” shall have the meaning set forth in Section 3.2(d) of the Agreement.

“GAAP” shall mean generally accepted accounting principles in the United States, consistently applied during the periods involved.

“Governmental Authority” shall mean any federal, state, local, foreign, or other court, board, body, commission, agency, authority or instrumentality, arbitral authority, self-regulatory authority, mediator, tribunal, including Regulatory Authorities and Taxing Authorities.

“Gross-Up Payment” shall have the meaning set forth in Section 4.15(k) of the Agreement.

“Group” shall have the meaning as set forth in Section 13(d) of the Exchange Act.

“Hazardous Material” shall mean any chemical, substance, waste, material, pollutant, or contaminant defined as or deemed hazardous or toxic or otherwise regulated under any Environmental Law, including RCRA hazardous wastes, CERCLA hazardous substances, and HSRA regulated substances, pesticides and other agricultural chemicals, oil and petroleum products or byproducts and any constituents thereof, urea formaldehyde insulation, lead in paint or drinking water, mold, asbestos, and polychlorinated biphenyls (PCBs): (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil (and specifically shall include asbestos requiring abatement, removal, or encapsulation pursuant to the requirements of Environmental Law), provided, notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of business in compliance with all applicable Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

“Indemnified Party” shall have the meaning as set forth in Section 7.11(a) of the Agreement.

“Individually Identifiable Personal Information” or “IIPI” shall have the meaning as set forth in Section 4.13(b)(vii) of the Agreement.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“IRS” shall have the meaning as set forth in Section 4.15(b) of the Agreement.

“Knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known or should reasonably have been known after due inquiry of the records and employees of such Person by the chairman, president, chief financial officer, chief credit officer, or any senior or executive vice president of such Person without any further investigation.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, statute, regulation or Order applicable to a Person or its Assets, Liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

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“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including reasonable attorneys’ fees, costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or any property interest, other than (i) Liens for current property Taxes not yet due and payable, and (ii) for any depository institution, pledges to secure public deposits and other Liens incurred in the ordinary course of the banking business.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its Assets or Liabilities (including Contracts related to Assets or Liabilities), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided, that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Merger” shall have the meaning as set forth in the Recitals of the Agreement.

“Merger Consideration” shall have the meaning as set forth in Section 3.1(a) of the Agreement.

“NCBCA” shall have the meaning as set forth in Section 1.1 of the Agreement.

“NC Commissioner” shall have the meaning set forth in Section 4.2(c) of the Agreement.

“Notice of Recommendation Change” shall have the meaning as set forth in Section 7.1(b) of the Agreement.

“Operating Properties” means all real property (including, without limitation, all buildings, fixtures, or other improvements located thereon) now, hereafter or heretofore owned, leased, operated, or used by Seller or any of the Seller Subsidiaries.

“Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, directive, ruling, or writ of any Governmental Authority.

“Participation Facilities” means any facility in which Seller or any of the Seller Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such property.

“Party” means Seller or Buyer, and “Parties” means both such Persons.

“Party in Interest” shall have the meaning as set forth in Section 4.15(f) of the Agreement.

“PBGC” shall have the meaning as set forth in Section 4.15(b) of the Agreement.

“Permit” means any federal, state, local, and foreign Governmental Authority approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business, the absence of which or a Default under would constitute a Buyer or Seller Material Adverse Effect, as the case may be.

“Person” means a natural person or any legal, commercial or Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a representative capacity.

Annex A-48

“Proxy Statement/Prospectus” shall have the meaning as set forth in Section 4.2(c) of the Agreement.

“Qualified Group” shall have the meaning as set forth in Section 5.7 of the Agreement.

“RCRA” shall have the meaning as set forth under the definition of “Environmental Laws” in this Section 10.1(a) of the Agreement.

“Registration Statement” shall have the meaning as set forth in Section 4.2(c) of the Agreement.

“Regulatory Authorities” means, collectively, the SEC, the Nasdaq Stock Market, FINRA, the North Carolina Commissioner of Banks, the SCBFI, the FDIC, the Department of Justice, and the Federal Reserve, and all other federal, state, county, local, other Governmental Authorities, and self-regulatory authorities having jurisdiction over a Party or its Subsidiaries.

“Representative” means any investment banker, financial advisor, attorney, accountant, consultant, or other representative or agent of a Person.

“Requisite Seller Shareholder Approval” shall have the meaning as set forth in Section 4.2(a) of the Agreement.

“Retention Plan” shall have the meaning set forth in Section 7.10(a) of the Agreement.

“Rights” shall mean all arrangements, calls, commitments, Contracts, options, rights to subscribe to, scrip, warrants, or other binding obligations of any character whatsoever by which a Person is or may be bound to issue additional shares of its capital stock or other securities, securities or rights convertible into or exchangeable for, shares of the capital stock or other securities of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Rights.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

“SC Code” shall have the meaning as set forth in Section 1.1 of the Agreement.

“SCBFI” means the South Carolina Board of Financial Institutions.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, and the rules and regulations promulgated thereunder.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, the Investment Advisors Act of 1940, the Trust Indenture Act of 1939, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Seller” shall have the meaning as set forth in the introduction of the Agreement.

“Seller 2026 Q3 Cash Dividend” shall have the meaning set forth in Section 3.2(c) of the Agreement.

“Seller Benefit Plan(s)” shall have the meaning as set forth in Section 4.15(a) of the Agreement.

“Seller Common Stock” means the common stock, $5.00 par value per share, of Seller.

“Seller Contracts” shall have the meaning as set forth in Section 4.16(a) of the Agreement.

“Seller D&O Policy” shall have the meaning set forth in Section 7.11(b) of the Agreement.

“Seller Disclosure Memorandum” means the written information entitled Disclosure Memorandum of First Carolina Bancshares Corporation delivered with this Agreement by Seller to Buyer and attached hereto.

“Seller Entities” means, collectively, Seller and all Seller Subsidiaries.

“Seller ERISA Plan” shall have the meaning as set forth in Section 4.15(a) of the Agreement.

“Seller Financial Advisor” means Piper Sandler & Co.

Annex A-49

“Seller Financial Statements” means (i) the consolidated balance sheets of Seller as of December 31, 2025 and 2024, and the related statements of income, comprehensive income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for each of the three fiscal years ended December 31, 2025, 2024 and 2023 and (ii) the consolidated balance sheets of Seller (including related notes and schedules, if any) and related statements of income, comprehensive income, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) with respect to periods ended subsequent to December 31, 2025.

“Seller Investment Securities” mean the investment securities of Seller and/or the Bank.

“Seller Leased Real Properties” shall have the meaning as set forth in Section 4.10(f) of the Agreement.

“Seller Material Adverse Effect” means an event, change or occurrence which, individually or together with any other event, change or occurrence, has had or is reasonably expected to have a material adverse effect on (i) the financial position, property, business, assets or results of operations of Seller and its Subsidiaries, taken as a whole, or (ii) the ability of Seller to perform its material obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this Agreement, provided, that “Seller Material Adverse Effect” shall not be deemed to include the effects of (A) changes in banking and other Laws of general applicability or interpretations thereof by Governmental Authorities, (B) changes in GAAP or regulatory accounting principles generally applicable to banks and their holding companies, (C) actions and omissions of Seller (or any of its Subsidiaries) taken with the prior written Consent of Buyer in contemplation of the transactions contemplated hereby, (D) changes in economic conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity, and price levels or trading volumes in securities markets, except to the extent the Seller is materially and adversely affected in a disproportionate manner as compared to other comparable participants in the banking industry, (E) changes resulting from the announcement or pendency of the transactions contemplated by this Agreement, or (F) the direct effects of compliance with this Agreement on the operating performance of Seller. “Seller Material Adverse Effect” shall not be deemed to include any failure to meet analyst projections, in and of itself, or, in and of itself, or the trading price of the Seller Common Stock (it being understood that the facts or occurrences giving rise or contributing to any such effect, change or development which affects or otherwise relates to the failure to meet analyst financial forecasts or the trading price, as the case may be, may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Seller Material Adverse Effect).

“Seller Pension Plan” shall have the meaning as set forth in Section 4.15(a) of the Agreement.

“Seller Realty” shall have the meaning as set forth in Section 4.10(e) of the Agreement.

“Seller Regulatory Agreement” shall have the meaning as set forth in Section 4.22 of the Agreement.

“Seller Recommendation” shall have the meaning as set forth in the Recitals of the Agreement.

“Seller Reports” shall have the meaning set forth in Section 4.19 of the Agreement.

“Seller Stock” means the Seller Common Stock.

“Seller’s D&O Policy” shall have the meaning as set forth in Section 7.11(b) of the Agreement.

“Seller’s Shareholders’ Meeting” means the meeting of Seller’s shareholders to be held pursuant to Section 7.1(a), including any adjournment or adjournments thereof.

“Seller Subsidiaries” means the Subsidiaries of Seller.

“Subsidiaries” means all those corporations, banks, associations, or other entities of which the entity in question either (i) owns or controls 50% or more of the outstanding equity securities either directly or through an unbroken chain of entities as to each of which 50% or more of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

Annex A-50

“Superior Proposal” means any Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) (i) involving the acquisition of at least a majority of the outstanding equity interest in, or all or substantially all of the assets and liabilities of, Seller Entities and (ii) with respect to which the board of directors of Seller (A) determines in good faith that such Acquisition Proposal, if accepted, is reasonably likely to be consummated on a timely basis, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal and the Person or Group making the Acquisition Proposal, and (B) determines in its good faith judgment (among other things, after consultation with the Seller Financial Advisor (or such other financial advisor as Seller may use)) to be more favorable to Seller’s shareholders than the Merger taking into account all relevant factors (including whether, in the good faith judgment of the board of directors of Seller, after consultation with the Seller Financial Advisor (or such other financial advisor as Seller may use), the Person or Group making such Acquisition Proposal is reasonably able to finance the transaction and close it timely, and any proposed changes to this Agreement that may be proposed by Buyer in response to such Acquisition Proposal).

“Support Agreements” shall have the meaning as set forth in the Recitals of the Agreement.

“Surviving Corporation” means Buyer as the surviving corporation resulting from the Merger.

“Takeover Laws” shall have the meaning as set forth in Section 4.23 of the Agreement.

“Tangible Common Equity Capital” shall have the meaning set forth in Section 3.2(c) of the Agreement.

“Tangible Common Equity Capital Target Maximum” means One Hundred Twenty-Five Million US Dollars ($125,000,000).

“Tangible Common Equity Capital Target Minimum” means One Hundred Ten Million US Dollars ($110,000,000).

“Tax” or “Taxes” means all taxes, charges, fees, levies, imposts, duties, or assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other taxes, fees, assessments or charges in the nature of a tax, imposed or required to be withheld by any Governmental Authority (domestic or foreign), including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other information supplied or required to be supplied to a Governmental Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries, including any attachment or schedule thereto or amendment thereof.

“Tax Treatment” means the treatment of the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

“Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the administration of any Tax.

“Termination Fee” shall have the meaning as set forth in Section 9.3(a) of the Agreement.

“Transaction Expenses” shall have the meaning set forth in Section 3.2(c) of the Agreement.

“WARN Act” shall have the meaning as set forth in Section 4.14(d) of the Agreement.

(b) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation”, and such terms shall not be limited by enumeration or example. Any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific governmental authority or agency shall include any successor statute or regulation or successor governmental authority or agency, as the case may be.

Annex A-51

10.2       Expenses.

Each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, and which in the case of Seller, shall be paid at Closing and prior to the Effective Time.

10.3       Brokers and Finders.

Except for the Seller Financial Advisor as to Seller and the Buyer Financial Advisor as to Buyer, each of the Parties represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Seller or by Buyer, each of Seller and Buyer, as the case may be, agrees to indemnify and hold the other Party harmless from any Liability in respect of any such claim. Seller shall pay all amounts due under its engagement agreement with the Seller Financial Advisor at Closing and prior to the Effective Time. Section 4.24 of the Seller Disclosure Memorandum includes a copy of such engagement letter and a listing of the fees expected to be due thereunder at Closing.

10.4       Entire Agreement.

Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral. Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any Rights, remedies, obligations, or liabilities under or by reason of this Agreement other than as provided in Section 7.12.

10.5       Amendments.

To the extent permitted by Law, and subject to Section 1.4, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after any such approval by the holders of Seller Stock, there shall be made no amendment that reduces or modifies in any respect the consideration to be received by holders of Seller Stock.

10.6       Waivers.

(a) Prior to or at the Effective Time, Buyer, acting through its board of directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Seller, to waive or extend the time for the compliance or fulfillment by Seller of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.

(b) Prior to or at the Effective Time, Seller, acting through its board of directors, chief executive officer, or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer, to waive or extend the time for the compliance or fulfillment by Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Seller under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Seller.

(c) The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

Annex A-52

10.7       Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the Rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law, including by merger or consolidation, or otherwise) without the prior written Consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8       Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, properly addressed electronic mail delivery (with confirmation of delivery receipt), by registered or certified mail (postage pre-paid), or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered or refused:

Buyer:	First Bancorp
300 SW Broad Street
Southern Pines, North Carolina 28387
Attn: Adam Currie
Email: acurrie@localfirstbank.com
Copy to Counsel:	Brooks, Pierce, McLendon, Humphrey &
Leonard, L.L.P.
Suite 2000
Renaissance Plaza
230 North Elm Street
Greensboro, North Carolina 27401
Attn: Robert A. Singer, Esq.
Email: rsinger@brookspierce.com
Seller:	First Carolina Bancshares Corporation
185 West Evans Street
Florence, South Carolina 29501
Attn: Richard Beasley
Email: rbeasley@carolinabank.net
Copy to Counsel:	Nelson, Mullins, Riley & Scarborough, L.L.P.
Greenville One
2 Washington Street
Suite 400
Greenville, South Carolina 29601
Attn: Neil E. Grayson
Email: neil.grayson@nelsonmullins.com

10.9       Governing Law.

Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of North Carolina.

10.10     Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.
Annex A-53

10.11     Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

10.12     Interpretations.

(a) Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of all Parties hereto.

(b) No disclosure, representation, or warranty shall be required to be made (or any other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information of a Governmental Authority by any Party hereto to the extent prohibited by applicable Law, and to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this sentence apply.

10.13     Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.14     Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

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Annex A-54

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

FIRST BANCORP
By:
Richard H. Moore
Chief Executive Officer
FIRST BANK
By:
Adam Currie
President and Chief Executive Officer
FIRST CAROLINA BANCSHARES CORPORATION
By:
Richard L. Beasley
President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger and Reorganization]

Annex A-55

EXHIBIT A

FORM OF AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of this ___ day of ______, 2026, by and between First Bank, a North Carolina bank (“Buyer Bank”), and Carolina Bank and Trust Company, a South Carolina bank (the “Bank”, and together with Buyer Bank, the “Constituent Banks”).

WITNESSETH:

WHEREAS, First Carolina Bancshares Corporation, a South Carolina corporation (“Seller”), and First Bancorp, a North Carolina corporation (“Buyer”), entered into that certain Agreement and Plan of Merger and Reorganization dated as of the date hereof (the “Merger Agreement”), which provides for the merger of Seller with and into Buyer (the “Buyer Merger”);

WHEREAS, the respective boards of directors of the Constituent Banks deem it advisable and in the best interests of each such bank and its respective sole shareholder that Bank merge with and into Buyer Bank, with Buyer Bank being the surviving bank; and

WHEREAS, the respective boards of directors of the Constituent Banks, by resolutions duly adopted, have unanimously approved and adopted this Agreement and directed that it be submitted to the sole shareholder of each of Bank and Buyer Bank for their approval.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Constituent Banks, intending to be legally bound, agree as follows:

1.           Merger.

Pursuant to and with the effects provided in the applicable provisions of Chapter 53C of the North Carolina General Statutes (the “North Carolina General Statutes”) and Title 34 of the South Carolina Code (“S.C. Code”), the Bank (sometimes referred to as the “Merged Bank”) shall be merged with and into Buyer Bank (the “Bank Merger”). Buyer Bank shall be the surviving bank (the “Surviving Bank”) and shall continue under the name “First Bank.” At the Effective Time (as defined herein) of the Bank Merger, the individual existence of the Merged Bank shall cease and terminate.

2.           Actions to be Taken.

The acts and things required to be done by the North Carolina General Statutes and the S.C. Code in order to make this Agreement effective, including the submission of this Agreement to the sole shareholder of each of the Constituent Banks and the filing of the articles of merger relating hereto in the manner provided in the North Carolina General Statutes and the S.C. Code, shall be attended to and done by the proper officers of the Constituent Banks with the assistance of counsel as soon as practicable.

3.           Effective Time.

The Bank Merger shall be effective upon the filing of the articles of merger in the manners provided in the North Carolina General Statutes and the S.C. Code (the “Effective Time”). The Bank Merger shall not be effective prior to the effective time of the Buyer Merger.

4.           Articles of Incorporation and Bylaws of the Surviving Bank.

(a)         The articles of incorporation of Buyer Bank, as heretofore amended, as in effect at the Effective Time shall be the articles of incorporation of the Surviving Bank.

(b)         Until altered, amended or repealed as therein provided, the bylaws of Buyer Bank as in effect at the Effective Time shall be the bylaws of the Surviving Bank.

Annex A-56

5.           Directors and Officers.

The directors and officers of the Surviving Bank as of the Effective Time shall be the directors and officers of Buyer Bank immediately prior to the Effective Time, and shall hold office from the Effective Time, together with such additional persons as may thereafter be appointed, until their respective successors are duly elected or appointed and qualified.

6.           Cancellation of Shares of Merged Bank; Capital Structure of the Surviving Bank.

(a)         At the Effective Time, each share of the Merged Bank’s common stock, $100.00 par value per share (“Bank Stock”), outstanding at the Effective Time shall be cancelled.

(b)         At the Effective Time, each share of capital stock of the Surviving Bank issued and outstanding immediately prior to the Effective Time shall remain outstanding.

7.           Termination of Separate Existence.

At the Effective Time, the separate existence of the Merged Bank shall cease and the Surviving Bank shall possess all of the rights, privileges, immunities, powers and franchises, as well of a public nature as of a private nature, of each of the Constituent Banks; and all property, real, personal and mixed, and all debts due on whatever account, and all other choses in action, and all and every other interest of or belonging to or due to each of the Constituent Banks shall be taken and deemed to be vested in the Surviving Bank without further act or deed, and the title to any real estate or any interest therein, vested in either of the Constituent Banks shall not revert or be in any way impaired by reason of the Bank Merger. The Surviving Bank shall thenceforth be responsible and liable for all the liabilities, obligations and penalties of each of the Constituent Banks; and any claim existing or action or proceeding, civil or criminal, pending by or against either of the Constituent Banks may be prosecuted as if the Bank Merger had not taken place, or the Surviving Bank may be substituted in its place, and any judgment rendered against either of the Constituent Banks may thenceforth be enforced against the Surviving Bank; and neither the rights of creditors nor any liens upon the property of either of the Constituent Banks shall be impaired by the Bank Merger.

8.           Further Assignments.

If at any time the Surviving Bank shall consider or be advised that any further assignments or assurances in law or any other things are necessary or desirable to vest in said bank, according to the terms hereof, the title to any property or rights of the Merged Bank, the proper officers and directors of the Merged Bank shall and will execute and make all such proper assignments and assurances and do all things necessary and proper to vest title in such property or rights in the Surviving Bank, and otherwise to carry out the purposes of this Agreement.

9.           Condition Precedent to Consummation of the Merger.

This Agreement is subject to, and consummation of the Bank Merger is conditioned upon, the consummation of the Buyer Merger and the fulfillment as of the Effective Time of approval of this Agreement by the affirmative vote of Buyer, as sole shareholder of Buyer Bank, and Seller, as sole shareholder of Bank.

10.         Termination.

This Agreement may be terminated and the Bank Merger abandoned at any time before or after adoption of this Agreement by the directors of either of the Constituent Banks, notwithstanding favorable action on the Bank Merger by the shareholder of the Merged Bank, but not later than the issuance of the certificate of merger by the Secretary of State of North Carolina with respect to the Bank Merger in accordance with the provisions of the North Carolina General Statutes. This Agreement shall automatically be terminated upon any termination of the Merger Agreement.

11.         Counterparts; Title; Headings.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. The title of this Agreement and the headings herein set out are for the convenience of reference only and shall not be deemed a part of this Agreement.

Annex A-57

12.         Amendments; Additional Agreements.

At any time before or after approval and adoption by the shareholder of the Bank, this Agreement may, by written instrument executed by the Constituent Banks, be modified, amended or supplemented by additional agreements, articles or certificates as may be determined in the judgment of the respective board of directors of the Constituent Banks to be necessary, desirable or expedient to further the purposes of this Agreement, to clarify the intention of the Constituent Banks, to add to or modify the covenants, terms or conditions contained herein or to effectuate or facilitate any governmental approval of the Bank Merger or this Agreement, or otherwise to effectuate or facilitate the consummation of the transactions contemplated hereby.

[signatures appear on next page]

Annex A-58

IN WITNESS WHEREOF, the Constituent Banks have each caused this Agreement to be executed on their respective behalves and their respective bank seals to be affixed hereto as of the day and year first above written.

FIRST BANK
By:
Adam Currie
President and Chief Executive Officer
CAROLINA BANK AND TRUST COMPANY
By:
Richard L. Beasley
Chairman and CEO

Annex A-59

EXHIBIT B

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of __________, 2026, by and between the undersigned holder (“Shareholder”) of common stock of First Carolina Bancshares Corporation, a South Carolina corporation (“FCBC”), and First Bancorp, a North Carolina corporation (“Bancorp”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

RECITALS:

WHEREAS, concurrently with the execution of this Agreement, Bancorp and FCBC are entering into an Agreement and Plan of Merger and Reorganization (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which FCBC will merge with and into Bancorp, with Bancorp as the surviving entity (the “Merger”), and in connection with the Merger, each issued and outstanding share of common stock of FCBC, $5.00 par value per share (“Seller Stock”) (excluding Dissenting Shares and Extinguished Shares) will be converted into the right to receive the Merger Consideration;

WHEREAS, Shareholder “beneficially owns” (as such term is defined in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) and is entitled to dispose of (or direct the disposition of) and to vote (or direct the voting of), directly or indirectly, the number of shares of Seller Stock indicated on the signature page of this Agreement under the heading “Total Number of Shares of Seller Stock Subject to this Agreement;” provided, that such shares do not include shares beneficially owned by Shareholder but subject to the voting direction of a third party with regard to voting on the Merger (such shares, together with any additional shares of Seller Stock subsequently acquired and “beneficially owned” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) with power to vote (or direct voting) by Shareholder during the term of this Agreement, (collectively, the “Shares”); and

WHEREAS, it is a material inducement to the willingness of Bancorp to enter into the Merger Agreement that Shareholder execute and deliver this Agreement.

AGREEMENT:

NOW, THEREFORE, in consideration of, and as a material inducement to, Bancorp entering into the Merger Agreement and proceeding with the transactions contemplated thereby, and in consideration of the expenses incurred and to be incurred by Bancorp in connection therewith, Shareholder and Bancorp agree as follows:

Section 1.            Agreement to Vote Shares. Shareholder, solely in his, her or its capacity as a shareholder of FCBC, agrees that, while this Agreement is in effect, at any meeting of shareholders of FCBC, however called, or at any adjournment thereof, or in any other circumstances in which Shareholder is entitled to vote, consent, or give any other approval in his, her or its capacity as a shareholder of FCBC, except as otherwise agreed to in writing in advance by Bancorp, Shareholder shall:

(a)         appear at each such meeting in person or by proxy or otherwise cause the Shares to be counted as present thereat for purposes of calculating a quorum; and

(b)         vote (or cause to be voted), in person or by proxy, all the Shares as to which the Shareholder has, directly or indirectly, the sole right to vote or direct the voting, and shall use Shareholder’s reasonable efforts to cause to be voted all the Shares as to which the Shareholder has, directly or indirectly, shared voting authority, (i) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the board of directors of Bancorp and adopted in accordance with the terms thereof); (ii) in favor of any proposal to adjourn such meeting, if necessary, to solicit additional proxies to approve the Merger Agreement; (iii) against any action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Bancorp contained in the Merger Agreement or of Shareholder contained in this Agreement; and (iv) against any Acquisition Proposal or any other action, agreement or transaction that is intended, or could reasonably be expected, to impede, interfere or be inconsistent with, delay, postpone, discourage or materially and adversely delay or affect consummation of the transactions contemplated by the Merger Agreement or this Agreement.

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(c)         Shareholder further agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a shareholder of FCBC, to approve or adopt the Merger Agreement unless this Agreement shall have been terminated in accordance with its terms.

Section 2.            No Transfers. Until the earlier of (i) the termination of this Agreement pursuant to Section 6 and (ii) receipt of the Requisite Seller Shareholder Approval, Shareholder agrees not to, directly or indirectly, sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract option, commitment or other arrangement or understanding with respect to the sale, transfer, pledge, assignment or other disposition of, any of the Shares, except the following transfers shall be permitted: (a) transfers by will or operation of Law, in which case this Agreement shall bind the transferee, (b) transfers pursuant to any pledge agreement, subject to the pledgee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, (c) transfers in connection with estate and tax planning purposes, including transfers to relatives, trusts and charitable organizations, subject to each transferee agreeing in writing, prior to such transfer, to be bound by the terms of this Agreement, and (d) such transfers as Bancorp may otherwise permit in its sole discretion; provided, however, the pledges disclosed in Schedule A that are in effect as of the date hereof to a lender of the undersigned, and bona fide transactions under such pledges are permitted. Any transfer or other disposition in violation of the terms of this Section 2 shall be null and void.

Section 3.            Representations and Warranties of Shareholder. Shareholder represents and warrants to and agrees with Bancorp as follows:

(a)         Shareholder has all requisite capacity and authority to enter into and perform his, her or its obligations under this Agreement.

(b)         This Agreement has been duly executed and delivered by Shareholder, and assuming the due authorization, execution and delivery by Bancorp, constitutes the valid and legally binding obligation of Shareholder enforceable against Shareholder in accordance with its terms, subject to the Enforceability Exceptions.

(c)         The execution and delivery of this Agreement by Shareholder does not, and the performance by Shareholder of his, her, or its obligations hereunder and the consummation by Shareholder of the transactions contemplated hereby will not, violate or conflict with, or constitute a default under, any agreement, instrument, contract or other obligation or any order, arbitration award, judgment or decree to which Shareholder is a party or by which Shareholder is bound, or any Law to which Shareholder is subject or, in the event that Shareholder is a corporation, partnership, limited liability company, trust or other entity, any charter, bylaw or other organizational document of Shareholder.

(d)Shareholder is the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of, or is the trustee that is the record holder of, and whose beneficiaries are the beneficial owners of, and has good title to all of the Shares, and, except for pledges set forth on Schedule A, the Shares are owned free and clear of any liens, security interests, charges or other encumbrances. The Shares do not include shares over which Shareholder exercises control in a fiduciary capacity for any other person or entity that is not an Affiliate of Shareholder, and no representation by Shareholder is made with respect thereto. Shareholder has the right to vote, or direct the voting of, the Shares, and none of the Shares is subject to any voting trust or other agreement, arrangement, or restriction with respect to the voting of the Shares, except as contemplated by this Agreement. Shareholder does not own, of record or beneficially own (within the meaning of Rule 13d-3 promulgated under the Exchange Act), any shares of capital stock of FCBC other than the Shares of any other securities convertible into or exercisable or exchangeable for such capital stock.

Section 4.            No Solicitation. From and after the date hereof until the termination of this Agreement pursuant to Section 6, Shareholder, in his, her or its capacity as a shareholder of FCBC, shall not, nor shall such Shareholder authorize any partner, officer, director, advisor or representative of, such Shareholder or any of his, her or its Affiliates to, directly or indirectly (and, to the extent applicable to Shareholder, such Shareholder shall use commercially reasonable efforts to prohibit any of his, her or its Representatives or Affiliates to), (a) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (b) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Bancorp) any information or data with respect to FCBC or otherwise relating to an Acquisition Proposal, (c) enter into any agreement, agreement in principle or letter of intent with respect to an Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an

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Acquisition Proposal, (d) solicit proxies with respect to an Acquisition Proposal (other than the Merger Agreement) or otherwise encourage or assist any party in taking or planning any action that would compete with, restrain or otherwise serve to interfere with or inhibit the timely consummation of the Merger in accordance with the terms of the Merger Agreement, or (e) initiate a shareholders’ vote or action by consent of FCBC’s shareholders with respect to an Acquisition Proposal.

Section 5.            Specific Performance; Remedies; Attorneys’ Fees. Shareholder acknowledges that it is a condition to the willingness of Bancorp to enter into the Merger Agreement that Shareholder execute and deliver this Agreement and that it will be impossible to measure in money the damage to Bancorp if Shareholder fails to comply with the obligations imposed by this Agreement and that, in the event of any such failure, Bancorp will not have an adequate remedy at law or in equity. Accordingly, Shareholder agrees that injunctive relief or other equitable remedy is the appropriate remedy for any such failure and will not oppose the granting of such relief on the basis that Bancorp has an adequate remedy at Law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Bancorp’s seeking or obtaining such equitable relief. In addition, after discussing the matter with Shareholder, Bancorp shall have the right to inform any third party that Bancorp reasonably believes to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and of the rights of Bancorp hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with Bancorp set forth in this Agreement may give rise to claims by Bancorp against such third party.

Section 6.            Term of Agreement; Termination. The term of this Agreement shall commence on the date hereof. This Agreement may be terminated at any time prior to consummation of the transactions contemplated by the Merger Agreement by the mutual written agreement of the parties hereto, and shall be automatically terminated upon the earlier to occur of (a) the Effective Time, (b) the amendment of the Merger Agreement in any manner that materially and adversely affects any of Shareholder’s rights set forth therein (including, for the avoidance of doubt, any reduction to the Merger Consideration not contemplated in the Merger Agreement), (c) termination of the Merger Agreement, or (d) two (2) years from the date hereof. Upon such termination, no party shall have any further obligations or liabilities hereunder; provided, however, that such termination shall not relieve any party from liability for any breach of this Agreement prior to such termination.

Section 7.            Entire Agreement. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made.

Section 8.            Modification and Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by each party. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior or subsequent time.

Section 9.            Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 10.          Capacity as Shareholder. This Agreement shall apply to Shareholder solely in his, her or its capacity as a shareholder of FCBC and it shall not apply in any manner to Shareholder in his, her or its capacity as a director or officer of FCBC or the Bank or as a fiduciary of any trust in which Shareholder is not the sole beneficiary, if applicable. Nothing contained in this Agreement shall be deemed to apply to, or limit or otherwise affect in any manner, the obligations of Shareholder to comply with his, her or its fiduciary duties as a director or officer of FCBC or the Bank or as a fiduciary of any trust in which Shareholder is not the sole beneficiary, if applicable.

Section 11.          Governing Law. This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of North Carolina, without regard for conflict of law provisions.

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Section 12.          Jurisdiction. Any civil action, counterclaim, proceeding, or litigation arising out of or relating to this Agreement shall be brought exclusively in any federal or state court of competent jurisdiction located in the State of North Carolina. Each party consents to the jurisdiction of such North Carolina courts in any such civil action, counterclaim, proceeding, or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding, or litigation in such North Carolina courts. Service of any court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable Laws.

Section 13.          WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 13.

Section 14.          Waiver of Appraisal Rights; Further Assurances. To the extent permitted by applicable Law, Shareholder hereby waives any rights of appraisal or rights to dissent from the Merger or demand fair value for his, her or its Shares in connection with the Merger, in each case, that Shareholder may have under applicable Law. From time to time prior to the termination of this Agreement, at Bancorp’s request and without further consideration, Shareholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or desirable to effect the actions and consummate the transactions contemplated by this Agreement. Shareholder further agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Bancorp, FCBC, Buyer Bank or the Bank or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger.

Section 15.          Disclosure. Shareholder hereby authorizes Bancorp and FCBC, as applicable, to publish and disclose in any announcement or disclosure required pursuant to applicable Law and in the Proxy Statement/Prospectus such Shareholder’s identity and ownership of the Shares and the nature of Shareholder’s obligations under this Agreement; provided, however, that Bancorp and FCBC shall provide Shareholder written drafts of any such disclosure and consider in good faith Shareholder’s comments thereto.

Section 16.          Ownership. Nothing in this Voting Agreement shall be construed to give Bancorp any rights to exercise or direct the exercise of voting power as owner of the Shares or to vest in Bancorp any direct or indirect ownership or incidents of ownership of or with respect to any of the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, notwithstanding the provisions of this Voting Agreement, and Bancorp shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of FCBC or the Bank or to exercise any power or authority to direct the Shareholder in voting any of the Shares, except as otherwise expressly provided herein.

Section 17.          Counterparts. This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

FIRST BANCORP
By:
Name:	Adam Currie
Title:	President
SHAREHOLDER
Individual:

Signature

Printed or Typed Name of Shareholder
Entity:
By:
Name:
Title:
Total Number of Shares of Seller Stock Subject to this Agreement:

[Signature Page To Voting Agreement]

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Schedule A

Shares

Name(s) In Which Shares Are Held	Form of Ownership/ Voting Control	Number of Shares

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Schedule B

Existing Pledges

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EXHIBIT C

NON-COMPETITION AND NON-DISCLOSURE AGREEMENT

This Non-Competition and Non-Disclosure Agreement (this “Agreement”), is dated as of July ___, 2026, by and between the undersigned person or entity (the “Undersigned”), and First Bancorp, a North Carolina corporation (“Bancorp”). All capitalized terms used but not defined herein shall have the meanings assigned to them in the Merger Agreement (defined below).

RECITALS:

WHEREAS, concurrently with the execution of this Agreement, First Carolina Bancshares Corporation, a South Carolina corporation (“FCBC”), are entering into an Agreement and Plan of Merger and Reorganization (as such agreement may be subsequently amended or modified, the “Merger Agreement”), pursuant to which FCBC will merge with and into Bancorp (collectively, the “Merger”);

WHEREAS, as of and prior to the date hereof, the Undersigned is an officer, director and/or shareholder of FCBC and/or the Bank and, therefore, has knowledge of Confidential Information and Trade Secrets (each as hereinafter defined);

WHEREAS, as a result of the Merger, Bancorp and the Buyer Bank will succeed to all of the Confidential Information and Trade Secrets, for which Bancorp, as of the Effective Time, will have paid valuable consideration and desires reasonable protection.

AGREEMENT:

NOW, THEREFORE, in consideration of these premises and the mutual covenants and undertakings herein contained, the Undersigned and Bancorp, each intending to be legally bound, covenant and agree as follows:

Section 1.            Restrictive Covenants.

(a)         The Undersigned acknowledges that (i) Bancorp has separately bargained for the restrictive covenants in this Agreement; and (ii) the types and periods of restrictions imposed by the covenants in this Agreement are fair and reasonable to the Undersigned and such restrictions will not prevent the Undersigned from earning a livelihood.

(b)         Having acknowledged the foregoing, solely in the event that the Merger is consummated, the Undersigned covenants and agrees with Bancorp as follows:

(i)          From and after the Effective Time, the Undersigned will not disclose or use any Confidential Information or Trade Secrets for so long as such information remains Confidential Information or a Trade Secret, as applicable, for any purpose, except for any disclosure that is required by applicable Law. In the event that the Undersigned is required by Law to disclose any Confidential Information, the Undersigned will: (A) if and to the extent permitted by such Law provide Bancorp with prompt notice of such requirement prior to the disclosure so that Bancorp may waive the requirements of this Agreement or seek an appropriate protective order at Bancorp’s sole expense; and (B) use commercially reasonable efforts (without being required to incur personal expense) to obtain assurances that any Confidential Information disclosed will be accorded confidential treatment. If, in the absence of a waiver or protective order, the Undersigned is nonetheless, upon the advice of his, her or its counsel, required to disclose Confidential Information, disclosure may be made only as to that portion of the Confidential Information that counsel advises the Undersigned is required to be disclosed.

(ii)         Except as expressly provided on Schedule I to this Agreement, for a period beginning at the Effective Time and ending two (2) years after the Effective Time (the “Restricted Period”), the Undersigned will not (except on behalf of or with the prior written consent of Bancorp, on the Undersigned’s own behalf or in the service or on behalf of others, solicit or attempt to solicit any customer of Bancorp or the Buyer Bank (each a “Protected Party”), including, but not limited to, (A) customers of the Bank as of the date hereof or as of the Effective Time, and (b) prospective customers actually known by the Undersigned to be actively sought prospective customers of the Bank

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as of the Effective Time, for the purpose of providing products or services that are Competitive (as hereinafter defined) with those offered or provided by any Protected Party, provided that the foregoing will not prevent the placement of any general solicitation not specifically targeted towards customers of any Protected Party or providing products or services as a result thereof.

(iii)        Except as expressly provided on Schedule I to this Agreement during the Restricted Period, the Undersigned will not (except on behalf of or with the prior written consent of Bancorp), either directly or indirectly, on the Undersigned’s own behalf or in the service or on behalf of others, act as a shareholder, director, manager, officer or employee of any business which is the same as or essentially the same as the business conducted by any Protected Party and which has an office located within the Restricted Territory.

(iv)        During the Restricted Period, the Undersigned on his, her or its own behalf or in the service or on behalf of others, will not solicit or recruit or attempt to solicit or recruit, directly or by assisting others, any employee of any Protected Party, whether or not such employee is a full-time employee or a temporary employee of such Protected Party, whether or not such employment is pursuant to a written agreement and whether or not such employment is for a determined period or is at will, to cease working for such Protected Party; provided that the foregoing will not prevent the placement of any general solicitation for employment not specifically directed towards employees of any Protected Party or hiring any such person as a result thereof.

(c)         For purposes of this Section 1, the following terms shall be defined as set forth below:

(i)          “Competitive” with respect to particular products or services, means products or services that are the same as or similar to the products or services of any Protected Party.

(ii)         “Confidential Information” means data and information:

(A)        relating to the business of FCBC and its Subsidiaries, including the Bank, regardless of whether the data or information constitutes a Trade Secret;

(B)         disclosed to the Undersigned or of which the Undersigned became aware as a consequence of the Undersigned’s relationship with FCBC or the Bank;

(C)         having value to Bancorp or its Subsidiaries and, as a result of the consummation of the transactions contemplated by the Merger Agreement, Bancorp and/or the Buyer Bank; and

(D)        not generally known to competitors of FCBC, Bancorp or their respective Subsidiaries.

Confidential Information shall include Trade Secrets, methods of operation, names of customers, price lists, financial information and projections, personnel data and similar information; provided, however, that the terms “Confidential Information” and “Trade Secrets” shall not mean data or information that (x) has been disclosed to the public, except where such public disclosure has been made by the Undersigned without authorization from Bancorp, FCBC or any of their respective Subsidiaries, (y) has been independently developed and disclosed by others, or (z) has otherwise entered the public domain through lawful means.

(iii)        “Restricted Territory” means each county in South Carolina in which the Bank operates a banking office at the Effective Time and each county contiguous to each of such counties.

(iv)        “Trade Secret” means information, without regard to form, including technical or nontechnical data, a formula, a pattern, a compilation, a program, a device, a method, a technique, a drawing, a process, financial data, financial plans, product plans or a list of actual or potential customers or suppliers, that is not commonly known by or available to the public and which information:

(A)        derives economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and

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(B)         is the subject of efforts that are reasonable under the circumstances to maintain its secrecy.

(d)         The Undersigned acknowledges that irreparable loss and injury would result to Bancorp upon the breach of any of the covenants contained in this Section 1 and that damages arising out of such breach would be difficult to ascertain. The Undersigned hereby agrees that, in addition to all other remedies provided at law or in equity, Bancorp may petition and obtain from a court of law or equity, without the necessity of proving actual damages and without posting any bond or other security, both temporary and permanent injunctive relief to prevent a breach by the Undersigned of any covenant contained in this Section 1, and shall be entitled to an equitable accounting of all earnings, profits and other benefits arising out of any such breach. In the event that the provisions of this Section 1 should ever be determined to exceed the time, geographic or other limitations permitted by applicable Law, then such provisions shall be modified so as to be enforceable to the maximum extent permitted by Law. If such provision(s) cannot be modified to be enforceable, the provision(s) shall be severed from this Agreement to the extent unenforceable. The remaining provisions and any partially enforceable provisions shall remain in full force and effect.

Section 2.            Term; Termination. This Agreement may be terminated at any time by the written consent of the parties hereto, and this Agreement shall be automatically terminated upon the earlier of (i) termination of the Merger Agreement and (ii) two (2) years following the Effective Time. For the avoidance of doubt, the provisions of Section 1 shall only become operative upon the consummation of the Merger but, in such event, shall survive the consummation of the Merger until two (2) years following the Effective Time. Upon termination of this Agreement, no party shall have any further obligations or liabilities hereunder, except that termination of this Agreement will not relieve a breaching party from liability for any breach of any provision of this Agreement occurring prior to the termination of this Agreement.

Section 3.            Notices. All notices, requests and other communications hereunder to a party, shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (d) by reputable courier service to such party at its address set forth below, or at such other address or addresses as such party may specify from time to time by notice in like manner to the parties hereto. All notices shall be deemed effective upon delivery.

If to Bancorp:	First Bancorp 300 SW Broad Street Southern Pines, North Carolina 28387 Attention: Adam Currie Email: acurrie@localfirstbank.com
If to the Undersigned:

The address of the Undersigned’s principal residence or principal office, as applicable, as it appears in FCBC’s records as of the date hereof, as subsequently modified by the Undersigned’s provision of notice regarding the same to Bancorp.

Section 4.            Governing Law; Jurisdiction. This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of North Carolina, without regard for conflict of law provisions. Any civil action, counterclaim, proceeding, or litigation arising out of or relating to this Agreement shall be brought exclusively in any federal or state court of competent jurisdiction located in the State of North Carolina. Each party consents to the jurisdiction of such North Carolina courts in any such civil action, counterclaim, proceeding, or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding, or litigation in such North Carolina courts. Service of any court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable Laws.

Section 5.            Modification and Waiver. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Undersigned and Bancorp. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of dissimilar provisions or conditions at the same or any prior subsequent time.

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Section 6.            Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.

Section 7.            Counterparts. This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.

Section 8.            Entire Agreement. This Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made.

Section 9.            Construction; Interpretation. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The headings in this Agreement are for convenience only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any of its provisions.

[Signature Page Follows]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

FIRST BANCORP
By:
Name:	Adam Currie
Title:	President
UNDERSIGNED
Individual:
Printed name:
Entity:
By:

[Signature Page to Non-Competition and Non-Disclosure Agreement]

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Schedule I

For avoidance of doubt, the parties acknowledge and agree that the restrictions set forth in Sections 1(b) (ii) and (iii) shall not apply to any of the following activities of Undersigned:

1.    The provision of legal services by the Undersigned to any Person.

2.    The provision of accounting services by the Undersigned to any Person.

3.    The ownership of any class of securities of any Person, provided that such ownership exists as of the date of this Agreement, or the acquisition of any class of voting securities of any Person after the date of this Agreement, provided that the acquisition of such voting securities when aggregated with the ownership of all other voting securities of the same class of such Person is less than 5% of any class of voting securities of any Person.

4.    Obtaining banking-related services or products for entities owned or controlled by the Undersigned.

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exhibit d

CLAIMS LETTER

July ___, 2026

First Bancorp

300 SW Broad Street

Southern Pines, NC 28387

Attn: Adam Currie

Dear Mr. Currie:

This letter agreement is delivered pursuant to the Agreement and Plan of Merger and Reorganization, dated as of July ___, 2026 (the “Merger Agreement”), by and between First Bancorp, a North Carolina corporation (“Bancorp”), and First Carolina Bancshares Corporation, a South Carolina corporation (“FCBC”).

Concerning any claims which the undersigned may have against FCBC or any of its Subsidiaries, including the Bank, a South Carolina state-chartered bank (each, a “Seller Entity”), in his, her or its capacity as an executive officer, director, employee or shareholder of any Seller Entity, and in consideration of the promises and the mutual covenants contained herein and in the Merger Agreement and the mutual benefits to be derived hereunder and thereunder, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the undersigned, intending to be legally bound, hereby agrees as follows:

Section 1.       Definitions. Unless otherwise defined in this letter, capitalized terms used in this letter have the meanings given to them in the Merger Agreement.

Section 2.       Release of Certain Claims.

(a)         The undersigned hereby releases and forever discharges, effective upon the consummation of the Merger pursuant to the Merger Agreement, each Seller Entity, and each of their respective directors and officers (in their capacities as such), and their respective successors and assigns, and each of them (hereinafter, individually and collectively, the “Released Parties”) of and from any and all liabilities, claims, demands, debts, accounts, covenants, agreements, obligations, costs, expenses, actions or causes of action of every nature, character or description (collectively, “Claims”), which the undersigned, solely in his, her or its capacity as an officer, director, employee or shareholder of any Seller Entity has or claims to have, or previously had or claimed to have, in each case as of the Effective Time, against any of the Released Parties, whether or not in law, equity or otherwise, based in whole or in part on any facts, conduct, activities, transactions, events or occurrences known or unknown, matured or unmatured, contingent or otherwise (individually a “Released Claim,” and collectively, the “Released Claims”), except for (i) compensation and related benefits for services that have accrued but have not yet been paid in the ordinary course of business consistent with past practice or other contract rights relating to severance, employment, salary continuation, split dollar or similar agreements which have been disclosed in writing to Bancorp and FCBC on or prior to the date of the Merger Agreement (including pursuant to the Merger Agreement and related disclosure schedules), and (ii) the items listed in Section 2(b) below. The undersign shall re-affirm his or her release and discharge herein on the Closing Date with respect to all Released Claims arising from the date of this Agreement to and including the Closing Date.

(b)        For avoidance of doubt, the parties acknowledge and agree that the Released Claims do not include any of the following:

(i)          any Claims that the undersigned may have in any capacity other than as an officer, director, employee or shareholder of any Seller Entity, including, but not limited to, (A) Claims as a borrower under loan commitments and agreements between the undersigned and the Bank, (B) Claims as a depositor under any deposit account with the Bank, (C) Claims as the holder of any Certificate of Deposit issued by the Bank, (D) Claims on account of any services rendered by the undersigned in a capacity other than as an officer, director, employee or shareholder of any Seller Entity; and (E) Claims as a holder of any check issued by any other depositor of the Bank;

(ii)         the Claims excluded in Section 2(a)(i) above;

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(iii)        any Claims that the undersigned may have under the Merger Agreement, including without limitation, the right to receive the Merger Consideration and the indemnification rights set forth in Section 7.12 thereof;

(iv)        any right to indemnification that the undersigned may have under the articles of incorporation or bylaws of any Seller Entity, under South Carolina Law or the Merger Agreement;

(v)         any Claims that (A) are based upon facts and circumstances arising after the date hereof and prior to the Closing Date, and (B) have been asserted in writing to Bancorp and FCBC prior to the Closing Date; or

(vi)        any rights or Claims listed on Schedule I to this letter.

Section 3.            Forbearance. The undersigned shall forever refrain and forebear from commencing, instituting or prosecuting any lawsuit, action, claim or proceeding before or in any court, regulatory, governmental, arbitral or other authority to collect or enforce any Released Claims which are released and discharged hereby.

Section 4.            Miscellaneous.

(a)         This letter shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of North Carolina, without regard for conflict of law provisions.

(b)       This letter contains the entire agreement between the parties with respect to the Released Claims released hereby, and the release of Claims contained in this letter agreement supersedes all prior agreements, arrangements or understandings (written or otherwise) with respect to such Released Claims and no representation or warranty, oral or written, express or implied, has been made by or relied upon by any party hereto, except as expressly contained herein or in the Merger Agreement.

(c)        This letter agreement shall be binding upon and inure to the benefit of the undersigned and the Released Parties and their respective heirs, legal representatives, successors and assigns.

(d)This letter agreement may not be modified, amended or rescinded except by the written agreement of the undersigned and the Released Parties, it being the express understanding of the undersigned and the Released Parties that no term hereof may be waived by the action, inaction or course of delaying by or between the undersigned or the Released Parties, except in strict accordance with this Section 4(d), and further that the waiver of any breach of the terms of this letter shall not constitute or be construed as the waiver of any other breach of the terms hereof.

(e)        The undersigned represents, warrants and covenants that the undersigned is fully aware of the undersigned’s rights to discuss any and all aspects of this matter with any attorney chosen by him, her or it, and that the undersigned has carefully read and fully understands all the provisions of this letter agreement, and that the undersigned is voluntarily entering into this letter agreement.

(f)        This letter agreement shall become effective upon the consummation of the Merger, and its operation to extinguish all of the Released Claims released hereby is not dependent on or affected by the performance or non-performance of any future act by the undersigned or the Released Parties. If the Merger Agreement is terminated for any reason, this letter agreement shall be of no force or effect.

(g)If any civil action, arbitration or other legal proceeding is brought for the enforcement of this letter, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this letter, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs, sales and use taxes and all expenses even if not taxable as court costs (including, without limitation, all such fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that proceeding, in addition to any other relief to which such party or parties may be entitled. Attorneys’ fees shall include, without limitation, paralegal fees, investigative fees, administrative costs, sales and use taxes and all other charges billed by the attorney to the prevailing party (including any fees and costs associated with collecting such amounts).

Annex A-74

(h)Each party acknowledges and agrees that any controversy which may arise under this letter agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this letter agreement, or the transactions contemplated by this letter agreement. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this letter by, among other things, the mutual waivers and certifications in this Section 4.

(i)        Any civil action, counterclaim, proceeding, or litigation arising out of or relating to this letter shall be brought exclusively in any federal or state court of competent jurisdiction located in the State of North Carolina. Each party consents to the jurisdiction of such North Carolina court in any such civil action, counterclaim, proceeding, or litigation and waives any objection to the laying of venue of any such civil action, counterclaim, proceeding, or litigation in such North Carolina court. Service of any court paper may be effected on such party by mail, as provided in this letter, or in such other manner as may be provided under applicable laws, rules of procedure or local rules.

[Signature Page Follows]

Annex A-75

Sincerely,
Individual:

Signature of Executive Officer, Director, Employee or Shareholder

Print Name
Entity:
By:

[SIGNATURE PAGE TO CLAIMS LETTER]

Annex A-76

On behalf of First Bancorp, I hereby acknowledge receipt of this letter as of this ____ day of ___________, 2026.

FIRST BANCORP
By:
Name:	Adam Currie
Title:	President

[SIGNATURE PAGE TO CLAIMS LETTER]

Annex A-77

Schedule I

Additional Excluded Claims

Annex A-78

EXHIBIT E

FORM OF CLOSING STATEMENT

DESCRIPTION	$ AMOUNT
Total Stockholders’ Equity	$
(Goodwill, Licenses and Other Intangible Assets)	$
Unrealized Securities
(Gains) or Losses	$
Transaction Expenses
Incurred or Accrued	$
Tax Adjustments, if any
(24% tax rate)	$

Tangible Common Equity Capital	$
Wealth Management Adjustment	$
Expected Outstanding Shares at Closing
Adjusted Per Share Closing Cash Consideration	$
Tangible Common Equity Capital Target	$

Capital Deficiency Amount	$
Expected Outstanding Shares at Closing
Adjustment to Per Share Closing Cash Consideration	$

Capital Excess Amount	$
Expected Outstanding Shares at Closing
Adjustment to Per Share Closing Cash Consideration	$

Per Share Cash Consideration	$

Annex A-79

ANNEX B

Chapter 13 of the South Carolina Business Corporation Act of 1988

CHAPTER 13
Dissenters’ Rights

Article 1
Right to Dissent and Obtain Payment for Shares

SECTION 33-13-101. Definitions.

In this chapter:

(1) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(2) “Dissenter” means a shareholder who is entitled to dissent from corporate action under Section 33-13-102 and who exercises that right when and in the manner required by Sections 33-13-200 through 33-13-280.

(3) “Fair value”, with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable. The value of the shares is to be determined by techniques that are accepted generally in the financial community.

(4) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6) “Beneficial shareholder” means the person who is a beneficial owner of shares held by a nominee as the record shareholder.

(7) “Shareholder” means the record shareholder or the beneficial shareholder.

HISTORY: 1988 Act No. 444, § 2.

SECTION 33-13-102. Right to dissent.

(A) A shareholder is entitled to dissent from, and obtain payment of the fair value of, his shares in the event of any of the following corporate actions:

(1) consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 33-11-103 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 33-11-104 or 33-11-108 or if the corporation is a parent that is merged with its subsidiary under Section 33-11-108;

(2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares are to be acquired, if the shareholder is entitled to vote on the plan;

(3) consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale must be distributed to the shareholders within one year after the date of sale;

Annex B-1

(4) an amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(i) alters or abolishes a preferential right of the shares;

(ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares;

(iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 33-6-104; or

(5) any corporate action to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares;

(6) the conversion of a corporation into a limited liability company pursuant to Section 33-11-111 or conversion of a corporation into either a general partnership or limited partnership pursuant to Section 33-11-113;

(7) the consummation of a plan of conversion to a limited liability company pursuant to Section 33-11-111 or to a partnership or limited partnership pursuant to Section 33-11-113.

(B) Notwithstanding subsection (A), no dissenters’ rights under this section are available for shares of any class or series of shares which, at the record date fixed to determine shareholders entitled to receive notice of a vote at the meeting of shareholders to act upon the agreement of merger or exchange, were either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

HISTORY: Derived from 1976 Code § 33-11-270 [1962 Code § 12-16.27; 1952 Code §§ 12-459 to 12-462, 12-633 to 12-635; 1942 Code §§ 7706, 7759; 1932 Code §§ 7706, 7759; 1925 (34) 246; 1926 (34) 1052; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2], § 33-15-10 [1962 Code § 12-19.1; 1952 Code §§ 12-401 to 12-404; 1942 Code §§ 7676, 7736, 7741, 7744; 1932 Code §§ 7676, 7736, 7741, 7744; Civ. C. ‘22 §§ 4250, 4310, 4315, 4318; Civ. C. ‘12 §§ 2846, 2849, 2873; Civ. C. ‘02 §§ 1842, 1851, 1892; R. S. 1499; 1886 (19) 846; 1896 (22) 97; 1898 (22) 769, 771; 1901 (23) 710; 1917 (30) 36; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2], § 33-17-50 [1962 Code § 12-20.5; 1962 (52) 1996; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2], § 33-17-90 [1962 Code § 12-20.9; 1952 Code §§ 12-459 to 12-462; 1942 Code § 7759; 1932 Code § 7759; 1925 (34) 246; 1962 (52) 1996; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2], and § 33-19-50 [1962 Code § 12-21.5; 1952 Code §§ 12-633 to 12-635; 1942 Code § 7706; 1932 Code § 7706; 1926 (34) 1052; 1962 (52) 1996; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2]; 1988 Act No. 444, § 2; 1998 Act No. 328, § 8; 2004, Act No. 221, § 17.

SECTION 33-13-103. Dissent by nominees and beneficial owners.

(a) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he dissents and his other shares were registered in the names of different shareholders.

(b) A beneficial shareholder may assert dissenters’ rights as to shares held on his behalf only if he dissents with respect to all shares of which he is the beneficial shareholder or over which he has power to direct the vote. A beneficial shareholder asserting dissenters’ rights to shares held on his behalf shall notify the corporation in writing of the name and address of the record shareholder of the shares, if known to him.

HISTORY: Derived from 1976 Code § 33-11-270 [1962 Code § 12-16.27; 1952 Code §§ 12-459 to 12-462, 12-633 to 12-635; 1942 Code §§ 7706, 7759; 1932 Code §§ 7706, 7759; 1925 (34) 246; 1926 (34) 1052; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2]; 1988 Act No. 444, § 2.

Annex B-2

Article 2
Procedure for Exercise of Dissenters’ Rights

SECTION 33-13-200. Notice of dissenters’ rights.

(a) If proposed corporate action creating dissenters’ rights under Section 33-13-102 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this chapter and be accompanied by a copy of this chapter.

(b) If corporate action creating dissenters’ rights under Section 33-13-102 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send them the dissenters’ notice described in Section 33-13-220.

HISTORY: 1988 Act No. 444, § 2.

SECTION 33-13-210. Notice of intent to demand payment.

(a) If proposed corporate action creating dissenters’ rights under Section 33-13-102 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights (1) must give to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated and (2) must not vote his shares in favor of the proposed action. A vote in favor of the proposed action cast by the holder of a proxy solicited by the corporation shall not disqualify a shareholder from demanding payment for his shares under this chapter.

(b) A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his shares under this chapter.

HISTORY: Derived from 1976 Code § 33-11-270 [1962 Code § 12-16.27; 1952 Code §§ 12-459 to 12-462, 12-633 to 12-635; 1942 Code §§ 7706, 7759; 1932 Code §§ 7706, 7759; 1925 (34) 246; 1926 (34) 1052; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2]; 1988 Act No. 444, § 2.

SECTION 33-13-220. Dissenters’ notice.

(a) If proposed corporate action creating dissenters’ rights under Section 33-13-102 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Section 33-13-210(a).

(b) The dissenters’ notice must be delivered no later than ten days after the corporate action was taken and must:

(1) state where the payment demand must be sent and where certificates for certificated shares must be deposited;

(2) inform holders of uncertificated shares to what extent transfer of the shares is to be restricted after the payment demand is received;

(3) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters’ rights certify whether or not he or, if he is a nominee asserting dissenters’ rights on behalf of a beneficial shareholder, the beneficial shareholder acquired beneficial ownership of the shares before that date;

(4) set a date by which the corporation must receive the payment demand, which may not be fewer than thirty nor more than sixty days after the date the subsection (a) notice is delivered and set a date by which certificates for certificated shares must be deposited, which may not be earlier than twenty days after the demand date; and

(5) be accompanied by a copy of this chapter.

HISTORY: Derived from 1976 Code § 33-11-270 [1962 Code § 12-16.27; 1952 Code §§ 12-459 to 12-462, 12-633 to 12-635; 1942 Code §§ 7706, 7759; 1932 Code §§ 7706, 7759; 1925 (34) 246; 1926 (34) 1052; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2]; 1988 Act No. 444, § 2.

Annex B-3

SECTION 33-13-230. Shareholders’ payment demand.

(a) A shareholder sent a dissenters’ notice described in Section 33-13-220 must demand payment, certify whether he (or the beneficial shareholder on whose behalf he is asserting dissenters’ rights) acquired beneficial ownership of the shares before the date set forth in the dissenters’ notice pursuant to Section 33-13-220(b)(3), and deposit his certificates in accordance with the terms of the notice.

(b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(c) A shareholder who does not comply substantially with the requirements that he demand payment and deposit his share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for his shares under this chapter.

HISTORY: Derived from 1976 Code § 33-11-270 [1962 Code § 12-16.27; 1952 Code §§ 12-459 to 12-462, 12-633 to 12-635; 1942 Code §§ 7706, 7759; 1932 Code §§ 7706, 7759; 1925 (34) 246; 1926 (34) 1052; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2]; 1988 Act No. 444, § 2.

SECTION 33-13-240. Share restrictions.

(a) The corporation may restrict the transfer of uncertificated shares from the date the demand for payment for them is received until the proposed corporate action is taken or the restrictions are released under Section 33-13-260.

(b) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

HISTORY: 1988 Act No. 444, § 2.

SECTION 33-13-250. Payment.

(a) Except as provided in Section 33-13-270, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who substantially complied with Section 33-13-230 the amount the corporation estimates to be the fair value of his shares, plus accrued interest.

(b) The payment must be accompanied by:

(1) the corporation’s balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders’ equity for that year, and the latest available interim financial statements, if any;

(2) a statement of the corporation’s estimate of the fair value of the shares and an explanation of how the fair value was calculated;

(3) an explanation of how the interest was calculated;

(4) a statement of the dissenter’s right to demand additional payment under Section 33-13-280; and

(5) a copy of this chapter.

HISTORY: Derived from 1976 Code § 33-11-270 [1962 Code § 12-16.27; 1952 Code §§ 12-459 to 12-462, 12-633 to 12-635; 1942 Code §§ 7706, 7759; 1932 Code §§ 7706, 7759; 1925 (34) 246; 1926 (34) 1052; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2]; 1988 Act No. 444, § 2.

SECTION 33-13-260. Failure to take action.

(a) If the corporation does not take the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation, within the same sixty-day period, shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(b) If, after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Section 33-13-220 and repeat the payment demand procedure.

Annex B-4

HISTORY: Derived from 1976 Code § 33-11-270 [1962 Code § 12-16.27; 1952 Code §§ 12-459 to 12-462, 12-633 to 12-635; 1942 Code §§ 7706, 7759; 1932 Code §§ 7706, 7759; 1925 (34) 246; 1926 (34) 1052; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2]; 1988 Act No. 444, § 2.

SECTION 33-13-270. After-acquired shares.

(a) A corporation may elect to withhold payment required by section 33-13-250 from a dissenter as to any shares of which he (or the beneficial owner on whose behalf he is asserting dissenters’ rights) was not the beneficial owner on the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action, unless the beneficial ownership of the shares devolved upon him by operation of law from a person who was the beneficial owner on the date of the first announcement.

(b) To the extent the corporation elects to withhold payment under subsection (a), after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of his demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares, an explanation of how the fair value and interest were calculated, and a statement of the dissenter’s right to demand additional payment under Section 33-13-280.

HISTORY: Derived from 1976 Code § 33-11-270 [1962 Code § 12-16.27; 1952 Code §§ 12-459 to 12-462, 12-633 to 12-635; 1942 Code §§ 7706, 7759; 1932 Code §§ 7706, 7759; 1925 (34) 246; 1926 (34) 1052; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2] and § 33-11-290 [1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2]; 1988 Act No. 444, § 2.

SECTION 33-13-280. Procedure if shareholder dissatisfied with payment or offer.

(a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due and demand payment of his estimate (less any payment under Section 33-13-250) or reject the corporation’s offer under Section 33-13-270 and demand payment of the fair value of his shares and interest due, if the:

(1) dissenter believes that the amount paid under Section 33-13-250 or offered under Section 33-13-270 is less than the fair value of his shares or that the interest due is calculated incorrectly;

(2) corporation fails to make payment under Section 33-13-250 or to offer payment under Section 33-13-270 within sixty days after the date set for demanding payment; or

(3) corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(b) A dissenter waives his right to demand additional payment under this section unless he notifies the corporation of his demand in writing under subsection (a) within thirty days after the corporation made or offered payment for his shares.

HISTORY: Derived from 1976 Code § 33-11-270 [1962 Code § 12-16.27; 1952 Code §§ 12-459 to 12-462, 12-633 to 12-635; 1942 Code §§ 7706, 7759; 1932 Code §§ 7706, 7759; 1925 (34) 246; 1926 (34) 1052; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2]; 1988 Act No. 444, § 2.

Article 3
Judicial Appraisal of Shares

SECTION 33-13-300. Court action.

(a) If a demand for additional payment under Section 33-13-280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the demand for additional payment and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

Annex B-5

(b) The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office (or, if none in this State, its registered office) is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office (or, if none in this State, the registered office) of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c) The corporation shall make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication, as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint persons as appraisers to receive evidence and recommend decisions on the question of fair value. The appraisers have the powers described in the order appointing them or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

HISTORY: Derived from 1976 Code § 33-11-270 [1962 Code § 12-16.27; 1952 Code §§ 12-459 to 12-462, 12-633 to 12-635; 1942 Code §§ 7706, 7759; 1932 Code §§ 7706, 7759; 1925 (34) 246; 1926 (34) 1052; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2]; 1988 Act No. 444, § 2.

SECTION 33-13-310. Court costs and counsel fees.

(a) The court in an appraisal proceeding commenced under Section 33-13-300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 33-13-280.

(b) The court also may assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1) against the corporation and in favor of any or all dissenters if the court finds the corporation did not comply substantially with the requirements of Sections 33-13-200 through 33-13-280; or

(2) against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

(d) In a proceeding commenced by dissenters to enforce the liability under Section 33-13-300(a) of a corporation that has failed to commence an appraisal proceeding within the sixty-day period, the court shall assess the costs of the proceeding and the fees and expenses of dissenters’ counsel against the corporation and in favor of the dissenters.

HISTORY: Derived from 1976 Code § 33-11-270 [1962 Code § 12-16.27; 1952 Code §§ 12-459 to 12-462, 12-633 to 12-635; 1942 Code §§ 7706, 7759; 1932 Code §§ 7706, 7759; 1925 (34) 246; 1926 (34) 1052; 1962 (52) 1996; 1963 (53) 327; 1981 Act No. 146, § 2; Repealed, 1988 Act No. 444, § 2]; 1988 Act No. 444, § 2.

Annex B-6

ANNEX C

Opinion of Piper Sandler & Co.

July 13, 2026

Board of Directors

First Carolina Bancshares Corporation

185 West Evans Street

Florence, SC 29501

Ladies and Gentlemen:

First Carolina Bancshares Corporation (“Seller”) and First Bancorp (“Buyer”) are proposing to enter into an Agreement and Plan of Merger and Reorganization (the “Agreement”) pursuant to which Seller shall merge with and into Buyer with Buyer as the surviving corporation (the “Merger”). As set forth in the Agreement, at the Effective Time, each share of Seller Stock issued and outstanding immediately prior to the Effective Time (other than certain shares specified in the Agreement) shall be converted into the right to receive (i) $294.94 in cash (the “Cash Consideration”), and (ii) 14.5340 shares of Buyer Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are collectively referred to herein as the “Merger Consideration.” Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Seller Stock.

Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) a draft of the Agreement, dated July 8, 2026; (ii) certain publicly available financial statements and other historical financial information of Seller that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Buyer that we deemed relevant; (iv) certain internal financial projections for Seller for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of Seller; (v) publicly available mean analyst earnings per share estimates for Buyer for the years ending December 31, 2026 and December 31, 2027, as well as an estimated annual long-term balance sheet and earnings per share growth rate for Buyer for the years ending December 31, 2028, December 31, 2029 and December 31, 2030 with estimated dividends per share for Buyer for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of Buyer and confirmed for use in Piper Sandler’s analysis by the senior management of Seller; (vi) the pro forma financial impact of the Merger on Buyer based on certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as estimated net income for Seller for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of Buyer and confirmed for use in Piper Sandler’s analysis by the senior management of Seller; (vii) the publicly reported historical price and trading activity for Buyer Common Stock, including a comparison of certain stock trading information for Buyer Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (viii) a comparison of certain financial and market information for Seller and Buyer with similar financial institutions for which information is publicly available; (ix) the financial terms of certain recent business combinations in the bank and thrift industry (on a regional and nationwide basis), to the extent publicly available; (x) the current market environment generally and the banking environment in particular; and (xi) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of Seller and its representatives the business, financial condition, results of operations and prospects of Seller and held similar discussions with certain members of the senior management of Buyer and its representatives regarding the business, financial condition, results of operations and prospects of Buyer.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by Seller, Buyer or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for

Annex C-1

purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of Seller and Buyer that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Seller or Buyer, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of Seller or Buyer. We did not make an independent evaluation of the adequacy of the allowance for credit losses of Seller or Buyer, or the combined entity after the Merger, and we have not reviewed any individual credit files relating to Seller or Buyer. We have assumed, with your consent, that the respective allowances for credit losses for both Seller and Buyer are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Piper Sandler used certain internal financial projections for Seller for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of Seller. In addition, Piper Sandler used publicly available mean analyst earnings per share estimates for Buyer for the years ending December 31, 2026 and December 31, 2027, as well as an estimated annual long-term balance sheet and earnings per share growth rate for Buyer for the years ending December 31, 2028, December 31, 2029 and December 31, 2030 with estimated dividends per share for Buyer for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of Buyer and confirmed for use in Piper Sandler’s analysis by the senior management of Seller. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to transaction expenses, purchase accounting adjustments and cost savings, as well as estimated net income for Seller for the years ending December 31, 2026 through December 31, 2030, as provided by the senior management of Buyer and confirmed for use in Piper Sandler’s analysis by the senior management of Seller. With respect to the foregoing information, the senior management of Seller confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of senior management as to the future financial performance of Seller and Buyer, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in Seller’s or Buyer’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that Seller and Buyer will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Seller, Buyer, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. Finally, with your consent, we have relied upon the advice that Seller has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of Buyer Common Stock at any time or what the value of Buyer Common Stock will be once it is actually received by the holders of Seller Stock.

We have acted as Seller’s financial advisor in connection with the Merger and will receive a fee for our services, which fee is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion, which opinion fee will be credited in full towards the advisory fee which will become payable to Piper Sandler upon consummation of the Merger. Seller has also agreed to indemnify us against certain claims and liabilities arising out

Annex C-2

of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. Piper Sandler has not provided any other investment banking services to Seller in the two years preceding the date hereof, nor has Piper Sandler provided any investment banking services to Buyer in the two years preceding the date hereof. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to Seller, Buyer and their respective affiliates. We may also actively trade the equity and debt securities of Seller, Buyer and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Board of Directors of Seller in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of Seller as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Merger Consideration to the holders of Seller Stock and does not address the underlying business decision of Seller to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for Seller or the effect of any other transaction in which Seller might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any Seller officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Proxy Statement/Prospectus and the Registration Statement, to be filed with the SEC and mailed to shareholders in connection with the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to the holders of Seller Stock from a financial point of view.

Very truly yours,

Annex C-3

ANNEX D

Condensed Consolidated Financial Information of First Bancorp and First Carolina Bancshares Corporation

(Pursuant to S.C. Code Section 33-11-103)

Section 33-11-103(d) of the South Carolina Business Corporation Act requires that the notice of any shareholders’ meeting to vote on a plan of merger be accompanied by balance sheets of each corporation participating in the merger as of the close of the two preceding fiscal years and income statements for each such corporation for the three preceding fiscal years.

To satisfy these requirements:

•        First Bancorp. Presented below are the consolidated balance sheets of First Bancorp as of December 31, 2025 and 2024, and consolidated statements of income for the years ended December 31, 2025, 2024, and 2023. These statements should be read together with First Bancorp’s audited consolidated financial statements and related notes incorporated by reference into this proxy statement/prospectus under “Where You Can Find More Information” beginning on page 80.

•        First Carolina Bancshares Corporation. Presented below are the consolidated balance sheets of First Carolina as of December 31, 2025 and 2024, and the consolidated statements of income for the years ended December 31, 2025, 2024 and 2023.

Annex D-1

FIRST BANCORP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

($ in thousands)	December 31, 2025	December 31, 2024
Assets
Cash and due from banks, noninterest-bearing	$146,759	$78,596
Due from banks, interest-bearing	162,836	428,911
Total cash and cash equivalents	309,595	507,507

Securities available for sale (amortized cost of $2,242,678 and $2,411,117, respectively)	2,048,556	2,043,062
Securities held to maturity (fair values of $448,452 and $428,571, respectively)	513,099	519,998
Presold mortgages in process of settlement	7,790	5,942

Loans	8,722,419	8,094,676
Allowance for credit losses on loans	(123,581)	(122,572)
Net loans	8,598,838	7,972,104

Premises and equipment, net	139,125	143,459
Accrued interest receivable	39,206	36,329
Goodwill	478,750	478,750
Other intangible assets, net	17,232	22,904
Bank-owned life insurance	193,286	188,460
Other assets	322,862	229,179
Total assets	$12,668,339	$12,147,694

Liabilities
Deposits
Noninterest-bearing deposits	$3,486,985	$3,367,624
Interest-bearing deposits	7,261,436	7,162,901
Total deposits	10,748,421	10,530,525
Borrowings	74,569	91,876
Accrued interest payable	3,747	4,604
Other liabilities	187,434	75,078
Total liabilities	11,014,171	10,702,083

Commitments and contingencies (see Note 12)

Shareholders’ Equity
Preferred stock, no par value per share. Authorized: 5,000,000 shares
Issued & outstanding: none and none, respectively	—	—

Common stock, no par value per share. Authorized: 60,000,000 shares Issued & outstanding: 41,466,227 shares and 41,347,418 shares, respectively	973,884	971,313
Retained earnings	829,659	756,327
Stock in rabbi trust assumed in acquisition	(885)	(1,148)
Rabbi trust obligation	885	1,148
Accumulated other comprehensive income (loss)	(149,375)	(282,029)
Total shareholders’ equity	1,654,168	1,445,611
Total liabilities and shareholders’ equity	$12,668,339	$12,147,694

Annex D-2

FIRST BANCORP
CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023

	Year Ended December 31,
($ in thousands, except per share data)	2025	2024	2023
Interest Income
Interest and fees on loans	$462,306	$441,181	$418,853
Interest on investment securities:
Taxable interest income	68,055	47,510	52,276
Tax-exempt interest income	4,461	4,466	4,485
Other, principally overnight investments	22,413	26,083	13,330
Total interest income	557,235	519,240	488,944

Interest Expense
Interest on deposits	152,518	172,085	114,866
Interest on borrowings	6,470	14,882	27,235
Total interest expense	158,988	186,967	142,101

Net interest income	398,247	332,273	346,843
Provision for credit losses	11,502	16,448	17,813
Net interest income after provision for credit losses	386,745	315,825	329,030

Noninterest Income
Service charges on deposit accounts	16,237	16,620	16,800
Other service charges and fees	24,486	22,267	22,085
Presold mortgage loan fees and gains on sale	1,819	2,292	1,613
Commissions from sales of financial products	6,274	5,270	5,503
SBA loan sale gains	1,072	3,630	2,489
Bank-owned life insurance income	5,113	4,773	4,350
Securities losses, net	(71,627)	(37,981)	—
Other income, net	8,691	1,028	4,465
Total noninterest income	(7,935)	17,899	57,305

Noninterest Expense
Salaries incentives and commissions expense	119,478	113,853	114,415
Employee benefit expense	24,706	26,169	25,436
Total personnel expense	144,184	140,022	139,851
Occupancy and equipment expense	20,435	20,535	21,554
Merger and acquisition expenses	—	—	13,695
Intangibles amortization expense	5,672	6,604	8,003
Other operating expenses	69,019	68,446	71,276
Total noninterest expense	239,310	235,607	254,379

Income before income taxes	139,500	98,117	131,956
Income tax expense	28,452	21,902	27,825

Net income	$111,048	$76,215	$104,131

Earnings per common share:
Basic	$2.68	$1.85	$2.54
Diluted	2.68	1.84	2.53

Weighted average common shares outstanding:
Basic	41,196,459	41,021,475	40,746,772
Diluted	41,453,247	41,327,216	41,164,834

Annex D-3

FIRST CAROLINA BANCSHARES CORPORATION
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS
Cash and due from banks	$123,050,137	$65,889,584
Securities held-to-maturity, at amortized cost (fair value of $1,361,700 and $1,035,235 at December 31, 2025 and 2024, respectively)	1,361,700	1,035,235
Securities available-for-sale, at fair value	150,734,270	111,634,792
Other investments	819,400	795,500
Loans, net of allowance for credit losses of $8,040,494 and $7,850,233 at December 31, 2025 and 2024, respectively	579,883,928	574,874,236
Premises and equipment, net	8,959,438	9,074,245
Bank owned life insurance	14,871,187	14,508,273
Other assets	5,970,100	6,160,983
Total assets	$885,650,160	$783,972,848

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Deposits:
Noninterest bearing	$212,441,414	$156,627,948
Interest-bearing	561,820,583	525,827,383
Total deposits	774,261,997	682,455,331
Other liabilities	5,882,211	5,589,253
Total liabilities	780,144,208	688,044,584
Stockholders’ equity:
Capital stock – common $5 par value – authorized 500,000 shares, issued and outstanding 135,619 shares at December 31, 2025 and 2024	678,095	678,095
Retained earnings	107,219,720	99,270,673
Accumulated other comprehensive loss	(2,391,863)	(4,020,504)
Total stockholders’ equity	105,505,952	95,928,264
Total liabilities and stockholders’ equity	$885,650,160	$783,972,848

Annex D-4

FIRST CAROLINA BANCSHARES CORPORATION
STATEMENT OF INCOME
YEARS ENDED DECEMBER 31, 2025, 2024, AND 2023

	2025	2024	2023
Interest income
Loans	$34,852,632	$32,463,108	$25,146,784
Investment securities:
Taxable	3,773,568	3,363,349	3,906,690
Tax exempt	72,826	98,737	121,684
Other	3,816,669	2,105,027	4,193,790
Total interest income	42,515,695	38,030,221	33,368,948
Interest expense
Deposits	11,660,795	10,661,291	6,701,308
Net interest income	30,854,900	27,368,930	26,667,640
Provision for credit losses – loans	2,106,013	1,347,591	1,341,620
Provision for (reversal of) credit losses – unfunded commitments	(31,013)	(47,591)	208,380
Net interest income after provision for credit losses	28,779,900	26,068,930	25,117,640
Non-interest income
Service charges on deposit accounts	1,211,258	1,326,385	1,378,582
ATM fees	1,245,543	1,268,872	1,282,487
Other fees and commissions	1,290,417	1,386,252	1,397,206
Gain on sale of premises and equipment	32,000	—	97,107
Other	146,896	142,123	597,587
Total non-interest income	3,926,114	4,123,632	4,752,969
Non-interest expense
Salaries and employee benefits	9,181,641	8,662,090	8,022,593
Occupancy expense	3,685,270	3,183,508	2,994,456
FDIC insurance expense	343,358	321,639	302,354
Banker’s club/ATM expense	641,854	637,027	639,245
Telephone	563,821	533,485	498,951
Professional fees	305,946	401,594	597,620
Dues and subscriptions	122,128	108,845	126,704
Other	2,072,198	2,044,044	2,135,516
Total non-interest expense	16,916,216	15,892,232	15,317,439
Income before income taxes	15,789,798	14,300,330	14,553,170
Income taxes	3,496,874	3,443,311	3,357,468
Net income	$12,292,924	$10,857,019	$11,195,702
Basic earnings per common share:
Weighted average shares outstanding	135,619	135,619	135,987
Net income per weighted average number of shares outstanding	$90.64	$80.06	$82.33

Annex D-5

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers.

The NCBCA provides for indemnification by a corporation of its officers, directors, employees and agents, and any person who is or was serving at the corporation’s request as a director, officer, employee or agent of another entity or enterprise or as a trustee or administrator under an employee benefit plan, against liability and expenses, including reasonable attorneys’ fees, in any proceeding (including without limitation a proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities.

Permissible indemnification.    Under the NCBCA, a corporation may, but is not required to, indemnify any such person against liability and expenses incurred in any such proceeding, provided such person conducted himself or herself in good faith and (i) in the case of conduct in his or her official capacity, reasonably believed that his or her conduct was in the corporation’s best interests, and (ii) in all other cases, reasonably believed that his or her conduct was at least not opposed to the corporation’s best interests; and, in the case of a criminal proceeding, where he or she had no reasonable cause to believe his or her conduct was unlawful. However, a corporation may not indemnify such person either in connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person (whether or not involving action in an official capacity) in which such person was adjudged liable on the basis that personal benefit was improperly received.

Mandatory indemnification.    Unless limited by the corporation’s charter, the NCBCA requires a corporation to indemnify a director or officer of the corporation who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which such person was a party because he or she is or was a director or officer of the corporation against reasonable expenses incurred in connection with the proceeding.

Advance for expenses.    Expenses incurred by a director, officer, employee or agent of the corporation in defending a proceeding may be paid by the corporation in advance of the final disposition of the proceeding as authorized by the board of directors of the specific case, or as authorized by the charter or bylaws or by any applicable resolution or contract, upon receipt of an undertaking by or on behalf of such person to repay amounts advanced unless it ultimately is determined that such person is entitled to be indemnified by the corporation against such expenses.

Court-ordered indemnification.    Unless otherwise provided in the corporation’s charter, a director or officer of the corporation who is a party to a proceeding may apply for indemnification to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, the court, after giving any notice the court deems necessary, may order indemnification if it determines either (i) that the director or officer is entitled to mandatory indemnification as described above, in which case the court also will order the corporation to pay the reasonable expenses incurred to obtain the court-ordered indemnification, or (ii) that the director or officer is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not such person met the requisite standard of conduct or was adjudged liable to the corporation in connection with a proceeding by or in the right of the corporation or on the basis that personal benefit was improperly received in connection with any other proceeding so charging (but if adjudged so liable, indemnification is limited to reasonable expenses incurred).

Voluntary indemnification.    In addition to and separate and apart from “permissible” and “mandatory” indemnification described above, a corporation may, by charter, bylaw, contract, or resolution, indemnify or agree to indemnify any one or more of its directors, officers, employees or agents against liability and expenses in any proceeding (including any proceeding brought by or on behalf of the corporation itself) arising out of their status as such or their activities in any of the foregoing capacities. However, the corporation may not indemnify or agree to indemnify a person against liability or expenses he may incur on account of activities which were at the time taken, known or believed by such person to be clearly in conflict with the best interests of the corporation. Any provision in a corporation’s charter or bylaws or in a contract or resolution may include provisions for recovery from the corporation of reasonable costs, expenses and attorney’s fees in connection with the enforcement of rights to indemnification granted therein and may further include provisions establishing reasonable procedures for determining and enforcing such rights.

Parties entitled to indemnification.    The NCBCA defines “director” to include ex-directors and the estate or personal representative of a director. Unless its charter provides otherwise, a corporation may indemnify and advance expenses to an officer, employee or agent of the corporation to the same extent as to a director and also may indemnify and advance expenses to an officer, employee or agent who is not a director to the extent, consistent with public policy, as may be provided in its charter or bylaws, by general or specific action of its board of directors, or by contract.

Indemnification by First Bancorp.    First Bancorp’s articles of incorporation, provide that no director of First Bancorp shall be personally liable to First Bancorp or its shareholders for breach of his or her duty of care or other duty as a director, but only to the extent permitted from time to time by the NCBCA. First Bancorp’s bylaws provide that any person who at any time serves or has served as a director or officer of First Bancorp or of any wholly owned subsidiary of First Bancorp, or in such capacity at the request of First Bancorp for any other foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under any employee benefit plan of First Bancorp or of any wholly owned subsidiary thereof has the right to be indemnified and held harmless by First Bancorp to the fullest extent from time to time permitted by law against all liabilities and litigation expenses in the event a claim is made or threatened against that person in, or that person is made or threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, and whether or not brought by or on behalf of First Bancorp, including all appeals therefrom, arising out of that person’s status as such or that person’s activities in any such capacity; provided, however, that such indemnification shall not be available with respect to (a) that portion of any liabilities or litigation expenses with respect to which the claimant is entitled to receive payment under any insurance policy or (b) any liabilities or litigation expenses incurred on account of any of the claimant’s activities which were at the time taken known or believed by the claimant to be clearly in conflict with the best interests of First Bancorp.

Insurance.    The NCBCA provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent to the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized under North Carolina law to indemnify such party. First Bancorp currently maintains directors’ and officers’ insurance policies covering our directors and officers.

Summary Only.    The foregoing is only a general summary of certain aspects of North Carolina law dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the relevant statutes, First Bancorp’s articles of incorporation and bylaws, which contain detailed specific provisions regarding the circumstances under which, and the person for whose benefit, indemnification shall or may be made.

Securities Act.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to First Bancorp’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, First Bancorp has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

Item 21.     Exhibits and Financial Statement Schedules

(a)     Exhibits.

Exhibit No.	Description
2.1

Agreement and Plan of Merger and Reorganization, dated as of July 13, 2026, by and between First Carolina Bancshares Corporation and First Bancorp (attached as Annex A to the proxy statement/prospectus forming a part of this Registration Statement).

3.1

Articles of Incorporation of First Bancorp and amendments thereto were filed as Exhibits 3.a.i through 3.a.v to First Bancorp’s Quarterly Report on Form 10-Q for the period ended June 30, 2002, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibits 3.1 and 3.2 to First Bancorp’s Current Report on Form 8-K filed on January 13, 2009, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibit 3.1.b to First Bancorp’s Registration Statement on Form S-3D filed on June 29, 2010 (Commission File No. 333-167856), and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibit 3.1 to First Bancorp’s Current Report on Form 8-K filed on September 6, 2011, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibit 3.1 to First Bancorp’s Current Report on Form 8-K filed on December 26, 2012, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibit 99.1 to First Bancorp’s Current Report on Form 8-K filed on June 14, 2022, and are incorporated herein by reference.

Exhibit No.	Description
3.2	Amended and Restated Bylaws of First Bancorp were filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 9, 2018, and are incorporated herein by reference.
4.1	Form of Common Stock Certificate was filed as Exhibit 4 to First Bancorp’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and is incorporated herein by reference.
5.1	Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.*
8.1	Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. as to the federal income tax consequences of the merger to First Bancorp and First Carolina Bancshares Corporation*
21.1	Subsidiaries of First Bancorp, incorporated by reference to Exhibit 21 to First Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 25, 2026.
23.1	Consent of Crowe LLP.*
23.2	Consent of BDO USA, P.C.*
23.3	Consent of Brooks, Pierce, McLendon, Humphrey and Leonard L.L.P. (included in Exhibits 5.1 and 8.1).*
24.1	Power of Attorney (included on the Signature Page to this Registration Statement).**
99.1	Form of Proxy of First Carolina Bancshares Corporation*
99.2	Consent of Piper Sandler & Co.*
107	Calculation of Filing Fee.**

____________

*        Filed herewith.

**      Previously Filed

Item 22.     Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment has become effective, and that for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, First Bancorp has duly caused this Pre-effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Southern Pines, State of North Carolina, on October 7, 2026.

FIRST BANCORP
By:	/s/ Richard H. Moore
Richard H. Moore
Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, this Pre-effective Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated on October 7, 2026.

Executive Officers

/s/ Richard H. Moore	/s/ Elizabeth B. Bostian
Richard H. Moore Chief Executive Officer	Elizabeth B. Bostian Executive Vice President Chief Financial Officer
/s/ T. Brent Hicks
T. Brent Hicks Executive Vice President Chief Accounting Officer

Board of Directors

/s/ Richard H. Moore	*
Richard H. Moore Chairman of the Board of Directors	James C. Crawford, III Director
*	*
Gregory A. Currie, Jr. Director	Suzanne S. DeFerie Director
*	*
Abby J. Donnelly Director	Peter Hans Director
*	*
Michael G. Mayer Director	John W. McCauley Director
*	*
Carlie C. McLamb, Jr. Director	Katherine C. Nevin Director
*	*
Dexter V. Perry Director	O. Temple Sloan, III Director
*
Frederick L. Taylor, II Director
*By /s/ Richard H. Moore
Richard H. Moore Attorney-in-fact

EXHIBIT INDEX

Exhibit No.	Description
2.1

Agreement and Plan of Merger and Reorganization, dated as of July 13, 2026, by and between First Carolina Bancshares Corporation and First Bancorp (attached as Annex A to the proxy statement/prospectus forming a part of this Registration Statement).

3.1

Articles of Incorporation of First Bancorp and amendments thereto were filed as Exhibits 3.a.i through 3.a.v to First Bancorp’s Quarterly Report on Form 10-Q for the period ended June 30, 2002, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibits 3.1 and 3.2 to First Bancorp’s Current Report on Form 8-K filed on January 13, 2009, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibit 3.1.b to First Bancorp’s Registration Statement on Form S-3D filed on June 29, 2010 (Commission File No. 333-167856), and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibit 3.1 to First Bancorp’s Current Report on Form 8-K filed on September 6, 2011, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibit 3.1 to First Bancorp’s Current Report on Form 8-K filed on December 26, 2012, and are incorporated herein by reference. Articles of Amendment to the Articles of Incorporation were filed as Exhibit 99.1 to First Bancorp’s Current Report on Form 8-K filed on June 14, 2022, and are incorporated herein by reference.

3.2	Amended and Restated Bylaws of First Bancorp were filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed on February 9, 2018, and are incorporated herein by reference.
4.1	Form of Common Stock Certificate was filed as Exhibit 4 to First Bancorp’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, and is incorporated herein by reference.
5.1	Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P.*
8.1	Opinion of Brooks, Pierce, McLendon, Humphrey & Leonard, L.L.P. as to the federal income tax consequences of the merger to First Bancorp and First Carolina Bancshares Corporation.*
21.1	Subsidiaries of First Bancorp, incorporated by reference to Exhibit 21 to First Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on February 25, 2026.
23.1	Consent of Crowe LLP.*
23.2	Consent of BDO USA, P.C.*
23.3	Consent of Brooks, Pierce, McLendon, Humphrey and Leonard L.L.P. (included in Exhibits 5.1 and 8.1).*
24.1	Power of Attorney (included on the Signature Page to the Registration Statement on Form S-4 filed on September 24, 2026 (Commission File No. 333-299108)).**
99.1	Form of Proxy of First Carolina Bancshares Corporation.*
99.2	Consent of Piper Sandler & Co.*
107	Calculation of Filing Fee.**

____________

*        Filed herewith.

**      Previously Filed